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Exhibit (a)(1)

OFFERING MEMORANDUM AND CONSENT SOLICITATION STATEMENT

FIBERTOWER CORPORATION

Offer to Exchange
Any and All Outstanding 9.00% Convertible Senior Secured Notes due 2012
for 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012
and Consent Solicitation

            FiberTower Corporation (the "Company") is offering to exchange any and all tendered and accepted 9.00% Convertible Senior Secured Notes due 2012 (CUSIP Nos. 31567R AA 8 and 31567R AC 4) (the "Existing Notes") for the exchange consideration described below. We refer to the persons or entities in whose name the Existing Notes are registered as "Holders."

            In exchange for each $1,000 principal amount of Existing Notes that is tendered and accepted, Holders will receive $1,000 principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the "Interim Notes"). No amounts will be paid in connection with such tender for any accrued and unpaid interest on the Existing Notes, but interest will be payable on the Interim Notes, if the Mandatory Redemption described below does not occur, at the same rate as would have been payable on the Existing Notes from the date of the last interest payment on the Existing Notes preceding the consummation of the exchange offer. The terms of the Interim Notes will be substantially identical to the terms of the Existing Notes prior to the amendments for which we are seeking consent as described below, except that:

  •
  the Interim Notes will be mandatorily redeemable by us upon the satisfaction of certain conditions for a combination of cash, shares of our common stock and an amount of our 9.00% Senior Secured Notes (the "New Notes") as described below, and

  •
  by virtue of certain amendments to the terms of the Existing Notes resulting from the effect of the consents being solicited hereby, the security interests securing the obligations under the Interim Notes will rank ahead of the security interests securing the obligations under the Existing Notes, and the Interim Notes will be guaranteed on a senior basis by a future subsidiary to which the Company will be obligated to transfer its existing Federal Communications Commission, or FCC, licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis.

            It is a condition to the consummation of this exchange offer that, among other things, consents with respect to more than 50% of the aggregate principal amount of the Existing Notes approving the Proposed Amendments (as defined below) are delivered and not revoked prior to the Expiration Time in connection with the consent solicitation described below and that our applications for qualification of the indentures governing the Interim Notes and the New Notes on Form T-3 are declared effective by the SEC. We have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

            Upon the satisfaction of the conditions described below, the Interim Notes will then be redeemed by us at a redemption price per $1,000 principal amount of Interim Notes equal to:

  •
  $47.65 in cash,

  •
  1,146.16 shares of our common stock (subject to adjustment to reflect the reverse stock split described below), and

  •
  $425.46 in principal amount of New Notes.

No additional amounts will be paid in such redemption for any accrued and unpaid interest on the Interim Notes.

            If all of the outstanding Existing Notes are exchanged for Interim Notes and the Interim Notes are mandatorily redeemed, we will pay an aggregate of $14.0 million in cash and will issue an aggregate of 336,738,828 shares (subject to adjustment to reflect the reverse stock split) of our common stock (representing approximately 69% of our outstanding shares of common stock on a fully diluted basis, excluding shares issuable upon exercise of outstanding stock options and warrants) and $125.0 million principal amount of New Notes in redemption of all of the Interim Notes.

            The primary conditions that must be satisfied (or, with regard to the third condition listed below, that may be waived by the holders of a majority in principal amount of the Interim Notes) in order for the mandatory redemption to occur are:

  •
  receipt of stockholder approval in accordance with Nasdaq Stock Market requirements for the issuance of shares of common stock in the mandatory redemption;

  •
  receipt of FCC approval for the change of control of the Company that will result from the issuance of shares of common stock in the mandatory redemption; and

  •
  the exchange of not less than an aggregate of $264,416,796 in principal amount of the Existing Notes (which will amount to not less than 90% of the outstanding Existing Notes after issuance of additional Existing Notes in payment of interest on the Existing Notes on November 16, 2009, the next business day following Sunday, November 15, 2009, the next scheduled interest payment date) for Interim Notes.

            If the conditions to the mandatory redemption are satisfied or waived, we will be required to amend our certificate of incorporation to effect a 1-for-10 reverse stock split of shares of our common stock prior to the mandatory redemption in order to provide a sufficient number of authorized shares of common stock for the issuance of shares in the mandatory redemption. Our stockholders previously granted our board of directors the discretionary authority to effect such a reverse stock split. If the mandatory redemption has not occurred before the close of business on May 1, 2010, no such mandatory redemption will occur.

            The New Notes will mature six years after the mandatory redemption date, and will bear interest at a rate of 9.0% per annum, payable semi-annually. One-third of the interest on the New Notes will be payable in cash and two-thirds of the interest will be payable by the issuance of additional New Notes in the principal amount of such portion of the interest. The Company will escrow an amount sufficient to pay the first six semi-annual cash interest payments on the New Notes upon issuance of the New Notes. The New Notes will be secured, and the security interests securing the obligations under the New Notes will rank ahead of the security interests securing the obligations under the Existing Notes. The New Notes will be guaranteed on a senior basis by a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis. The New Notes will not be convertible into shares of our common stock. The restrictive covenants in the indenture governing the New Notes will be similar to, but different from, the covenants in the indenture governing the Interim Notes. For a more detailed description of the New Notes, see "Summary Description of the New Notes" and "Description of the New Notes."

            The expiration date of the exchange offer (the "Expiration Date") shall be December 1, 2009, or such later date as may be set by us. Holders who have tendered their Existing Notes prior to 5:00 P.M., New York City time, on the Expiration Date (the "Expiration Time") and have their Existing Notes accepted will receive Interim Notes. The deadline for withdrawing Existing Notes tendered in the exchange offer will be the Expiration Time. You may withdraw Existing Notes tendered at any time prior to the Expiration Time, but you may not do so after that deadline. Any Existing Note withdrawn pursuant to the terms of this exchange offer shall not thereafter be considered tendered for any purpose of this Offering Memorandum unless and until such Existing Note is again tendered pursuant to this exchange offer.

            Concurrently with this exchange offer, we are also soliciting consents from the Holders for certain amendments to the indenture pursuant to which the Existing Notes were issued (as amended and supplemented from time to time, the "Existing Indenture"), to eliminate or amend substantially all of the restrictive covenants, and modify certain of the events of default and various other provisions, contained in the Existing Indenture, the intercreditor agreement and the security documents thereunder (collectively, the "Proposed Amendments"). A tender by any Holder in the exchange offer will also constitute an approval by such Holder of the Proposed Amendments. Tendering Holders may not revoke their consents to the Proposed Amendments without withdrawing the previously tendered Existing Notes to which such consents relate. A Holder who withdraws tendered Existing Notes will be deemed to have revoked its consent to the Proposed Amendments with respect to all such Existing Notes unless such Holder subsequently re-tenders such Existing Notes pursuant to this exchange offer before the Expiration Time. However, each Holder who has entered into a support agreement with us in connection with the exchange offer has agreed that, except in certain limited circumstances, its consent to the Proposed Amendments will remain valid if we consummate the exchange offer, even if it withdraws its tender of Existing Notes in the exchange offer. The Proposed Amendments will not become operative unless and until the exchange offer is consummated.

            As of October 26, 2009, the aggregate principal amount of Existing Notes outstanding was $278,480,038, and an additional $15,316,402 in principal amount of Existing Notes will be issued on November 16, 2009 in payment of interest due on the Existing Notes. The Existing Notes are not listed for trading on any national securities exchange.

            See "Risk Factors" beginning on page 23 for a discussion of risk factors that you should consider prior to tendering your Existing Notes in the exchange offer.

The date of this Offering Memorandum is October 26, 2009

        Completion of the exchange offer is subject to the satisfaction or waiver of a number of conditions as set forth in this Offering Memorandum, including, but not limited to, that consents approving the Proposed Amendments with respect to more than 50% of the aggregate principal amount of the Existing Notes have been delivered and not revoked prior to the Expiration Time and that our applications for qualification of the indentures governing the Interim Notes and the New Notes on Form T-3 are declared effective by the Securities and Exchange Commission, or SEC. See "General Terms of the Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation" beginning on page 60. As noted above, we have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

        We plan to issue the Interim Notes on a date promptly following the Expiration Date (the "Settlement Date").

        The exchange offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, which we refer to as the Securities Act, and an exemption from state securities law requirements by virtue of Section 18(b)(4)(C) of the Securities Act. As a result, the Interim Notes we issue to you in exchange for your Existing Notes may be subject to transfer restrictions. If the Existing Notes you tender in the exchange are freely tradable, you will be able to transfer the Interim Notes you receive in the exchange freely. If, however, any or all of the Existing Notes you tender are subject to transfer restrictions, for example by virtue of your being an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act, the Interim Notes you receive in the exchange will be subject to the same transfer restrictions. We have no contract, arrangement, or understanding with, and will not, directly or indirectly, pay any commission or other remuneration to, any broker, dealer, salesperson, agent, or any other person for soliciting tenders in the offer.

        None of FiberTower Corporation, its subsidiaries, its Board of Directors, the Exchange Agent named herein, the Information Agent named herein, the trustee under the Existing Indenture or the affiliates of any of them makes any recommendation as to whether Holders of the Existing Notes should exchange their Existing Notes in the exchange offer.

        You should rely only on the information contained or incorporated by reference in this Offering Memorandum or information to which this Offering Memorandum has referred you. We have not authorized any person (including any dealer, salesman or broker) to provide you with different information. The information contained or incorporated by reference in this Offering Memorandum may only be accurate on the date hereof or the dates of the documents incorporated by reference herein. You should not assume that the information contained or incorporated by reference in this Offering Memorandum is accurate as of any other date.

        Neither the Interim Notes nor any of the securities issuable upon any mandatory redemption of the Interim Notes have been approved or recommended by any U.S. federal, state or foreign jurisdiction or regulatory authority. Those authorities have not passed upon the fairness or merits of this transaction. Furthermore, those authorities have not been requested to confirm the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

 TABLE OF CONTENTS

SUMMARY	1
SUMMARY OF THE EXCHANGE OFFER	3
SUMMARY OF THE CONSENT SOLICITATION	6
SUMMARY DESCRIPTION OF THE INTERIM NOTES	9
SUMMARY DESCRIPTION OF THE NEW NOTES	17
WHERE YOU CAN FIND MORE INFORMATION	21
INCORPORATION BY REFERENCE	21
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	22
RISK FACTORS	23
USE OF PROCEEDS	39
CAPITALIZATION	40
RATIO OF EARNINGS TO FIXED CHARGES	42
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY	42
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA	43
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	47
GENERAL TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION	53
THE PROPOSED AMENDMENTS	62
COMPARISON OF TERMS OF NOTES	66
DESCRIPTION OF THE INTERIM NOTES	74
DESCRIPTION OF THE NEW NOTES	134
DESCRIPTION OF CAPITAL STOCK	188
SUPPORT AGREEMENTS	189
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	190
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS	206
TRANSACTIONS IN EXISTING NOTES	206
VALIDITY OF SECURITIES	207
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	207

        We refer to FiberTower Corporation in this Offering Memorandum as "FiberTower," the "Company," "we," "us," "our" or comparable terms. All such references refer to FiberTower Corporation and not its consolidated subsidiaries unless expressly indicated or the context otherwise requires.

i

 SUMMARY

        The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this Offering Memorandum. Because this is a summary, it does not contain all of the information that you should consider before making a decision as to whether or not to participate in the exchange offer. You should carefully read this entire Offering Memorandum and the documents incorporated by reference, including the "Risk Factors" section and the financial data and related notes, before making your decision.

 FiberTower Corporation

        We are a leading provider of facilities-based backhaul services to wireless carriers. Facilities-based providers own or lease a substantial portion of the property, plant and equipment necessary to provide backhaul services. Backhaul is the transport of voice, video and data traffic from a wireless carrier's mobile base station, or cell site, to its mobile switching center, or MSC, or other exchange point where the traffic is then switched onto a wireline telecommunications network. We utilize our comprehensive wireless spectrum assets and extensive fiber service provider relationships to provide backhaul services nationally through a hybrid radio/fiber network architecture. Our services allow wireless carriers to optimize their networks, enable significant improvements in their availability, reliability, scalability and reduce costs, while providing a long-term solution for the increasing demand for backhaul capacity. As of June 30, 2009, the Company had master service agreements with nine U.S. wireless carriers. Through these master service agreements and other customer agreements, the Company provided services to 2,795 billing sites in 13 markets throughout the U.S. as of June 30, 2009.

        We compete with a range of diversified telecommunications services providers. Our competitors include i) Incumbent and Competitive Local Exchange Carriers, including AT&T, Verizon, Embarq, and Qwest, ii) wireless carriers, iii) Cable Multiple System Operators, including Cox, Time Warner Cable, Bright House and Comcast, and iv) Fiber Service Providers, including Level 3, Time Warner Telecom, Zayo Broadband, DukeNet and FPL FiberNet.

        As of June 30, 2009, we had 152 employees, of whom 108 were in Engineering, Market/Field Operations and Network Operations the payroll-related costs of which are classified as Cost of Service Revenues; 7 were in Sales and Marketing; and 37 were in General and Administrative.

        We own a national spectrum portfolio of 24 GHz and 39 GHz wide-area spectrum licenses, including over 740 MHz in the top 20 U.S. metropolitan areas and, in the aggregate, approximately 1.55 billion channel pops calculated as the number of channels in a given area multiplied by the population, as measured in the 2000 census, covered by these channels. We believe our spectrum portfolio represents one of the largest and most comprehensive collections of millimeter wave spectrum in the U.S. Our licenses extend over substantially all of the continental U.S., with a population of approximately 300 million.

        Our business is in its early stages, and as such we have invested heavily in capital requirements to build and expand our network. As a result, we have incurred net losses and negative cash flows from operating and investing activities since our inception. At June 30, 2009, our accumulated deficit was $576.9 million, and our total indebtedness was $304.5 million. We expect that we will continue to generate significant operating and net losses and negative cash flows for the next few years.

        Our corporate offices are located at 185 Berry Street, Suite 4800, San Francisco, CA 94107, (415) 659-3500. We were incorporated in Delaware in 1993. We maintain a website at www.fibertower.com where general information about us is available. Information on our website is not a part of this Offering Memorandum.

 Background of the Exchange Offer

        This exchange offer is being made pursuant to an exemption from the registration requirements of the Securities Act contained in Section 3(a)(9) of the Securities Act, and an exemption from state securities law requirements by virtue of Section 18(b)(4)(C) of the Securities Act. We have not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the Interim Notes that will be issued in the exchange offer.

        We issued the Existing Notes in November 2006 in a private placement transaction exempt from the registration requirements of the Securities Act. All of the Existing Notes are freely transferable under U.S. federal securities laws, except to the extent that any Holder is an affiliate of the Company within the meaning of Rule 144 under the Securities Act, either because the Existing Notes have been resold pursuant to a shelf registration statement previously filed by us or because the Existing Notes have been held by our non-affiliates for over one year and therefore are eligible for resale without restriction pursuant to Rule 144 under the Securities Act. Accordingly, all of the Interim Notes issued in the exchange offer (and any New Notes and common stock issued upon mandatory redemption of the Interim Notes in accordance with the terms of the indenture governing the Interim Notes) will be freely transferable under U.S. federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act) of FiberTower and has not been an affiliate for the preceding three months.

Purpose of the Exchange Offer

        The purpose of this exchange offer is to reduce our outstanding debt and cash interest requirements through the issuance of New Notes and common stock upon the mandatory redemption of the Interim Notes. This mandatory redemption is subject to the satisfaction of certain conditions. See "Description of the Interim Notes—Mandatory Redemption." Assuming the exchange of all of the Existing Notes for Interim Notes and the occurrence of the mandatory redemption of the Interim Notes, we will reduce our outstanding indebtedness, which was approximately $306.4 million on October 21, 2009, to approximately $125.0 million. The New Notes will accrue interest at 9% per annum, but only one-third of the interest per annum will be payable in cash, with the remaining two-thirds payable by the issuance of additional New Notes. The maturity of our indebtedness will also be extended since the New Notes will mature six years after the date of the mandatory redemption, whereas the Existing Notes mature on November 15, 2012. We will retire and cancel all Existing Notes acquired by us pursuant to the exchange offer. See "Description of the New Notes."

Sources of Payment of the Cash Portion of the Mandatory Redemption Price

        Although no cash will be payable in the exchange offer, a portion of the mandatory redemption price for the Interim Notes will be payable in cash. Assuming the exchange of all of the Existing Notes for Interim Notes and the occurrence of the mandatory redemption of the Interim Notes, we will need approximately $14.0 million in cash to fund the aggregate cash portion of the mandatory redemption payment. We will use cash on hand to fund the aggregate cash portion of the mandatory redemption payment. There are no alternative financing arrangements for the mandatory redemption.

Resignation of Directors and Appointment of New Directors

        If the exchange offer is consummated and the mandatory redemption of the Interim Notes occurs, a majority of the individuals serving on our board of directors will resign and be replaced by new directors as described in "Interests of Directors and Executive Officers." All of our directors, other than John P. Kelly, Philip M. Kelley, Steven D. Scheiwe and our chief executive officer, Kurt Van Wagenen, have submitted resignations that will only be effective upon the occurrence of the mandatory redemption. It is anticipated that the four remaining directors will remain on the board of directors following the mandatory redemption. Following the mandatory redemption, the remaining directors will appoint the new directors to fill the vacancies on the board of directors and also elect John P. Kelly as the Chairman of the Board of Directors. See "Interests of Directors and Executive Officers."

 SUMMARY OF THE EXCHANGE OFFER

        This summary highlights the more detailed information found elsewhere in this Offering Memorandum, and you should read the entire Offering Memorandum carefully.

The Exchange Offer	We are offering to exchange any and all of our outstanding Existing Notes tendered prior to the Expiration Time for Interim Notes, upon the terms and subject to the conditions set forth in this Offering Memorandum and the accompanying Letter of Transmittal and Consent (collectively, as the same may be amended or supplemented from time to time, the "Offer Documents").
For additional information regarding the terms of the Interim Notes, see "Description of the Interim Notes."
Expiration Date and Time	The exchange offer will expire at 5:00 P.M., New York City time, on December 1, 2009, unless extended by us.
Withdrawal Deadline	A Holder's right to withdraw any Existing Notes tendered will expire at the Expiration Time.
Tender Consideration	Holders will receive $1,000 principal amount of Interim Notes per $1,000 principal amount of Existing Notes tendered prior the Expiration Time and accepted by us.

No amounts will be paid in connection with such tender for any accrued and unpaid interest on the Existing Notes, but interest will accrue on the Interim Notes, if the Mandatory Redemption described below does not occur, at the same rate as would have been payable on the Existing Notes from the date of the last interest payment on the Existing Notes preceding the consummation of the exchange offer.

For additional information regarding the terms of the Interim Notes, see "Description of the Interim Notes."
Support Agreements

The Company has separately negotiated and entered into support agreements with Holders who in the aggregate hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Pursuant to these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

Settlement Date

The Settlement Date will be promptly after the Expiration Date and is expected to be the third business day after the Expiration Date. Assuming the exchange offer is not extended, we expect the Settlement Date will be December 4, 2009.

Acceptance of Tenders	All properly completed, executed and delivered Letters of Transmittal and Consent and properly tendered Existing Notes received by the Exchange Agent prior to the Expiration Time may be accepted.

Procedure for Tenders

If you wish to participate in the exchange offer and your Existing Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Existing Notes on your behalf pursuant to the procedures of the custodial entity.

Custodial entities that are participants in The Depository Trust Company, or DTC, may tender Existing Notes through DTC's Automated Tender Offer Program, known as ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Letter of Transmittal and Consent. See "General Terms of the Exchange Offer and Consent Solicitation—Procedures for Tendering Existing Notes—Guaranteed Delivery Procedures." Holders may also tender Existing Notes at their option through the completion and delivery to the Exchange Agent of a Letter of Transmittal and Consent. See "General Terms of the Exchange Offer and Consent Solicitation—Procedures for Tendering Existing Notes." A Letter of Transmittal and Consent need not accompany tenders effected through ATOP.

Withdrawal of Tenders

You may withdraw the tender of your Notes at any time prior to the Expiration Time by submitting a notice of withdrawal to the Exchange Agent using the procedures described in "General Terms of the Exchange Offer and Consent Solicitation—Withdrawal of Tenders; Revocation of Consents." Any Existing Note withdrawn pursuant to the terms of this exchange offer shall not thereafter be considered tendered for any purpose unless and until such Existing Note is again tendered pursuant to this exchange offer.

Conditions to the Exchange Offer

Completion of the exchange offer is subject to the satisfaction or waiver of conditions set forth in this Offering Memorandum, including, but not limited to, that consents approving the Proposed Amendments with respect to more than 50% of the aggregate principal amount of the Existing Notes are delivered and not revoked prior to the Expiration Time and that our applications for qualification of the Interim Indenture and the New Indenture on Form T-3 are declared effective by the SEC.

As described in "—Support Agreements" above, we have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

See "General Terms of the Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation" beginning on page 60 for a more detailed discussion of the conditions to the exchange offer.

Amendment and Termination

We may terminate the exchange offer if the conditions to the exchange offer are not met prior to the Expiration Time. We reserve the right, subject to applicable law, (i) to waive any and all of the conditions of the exchange offer prior to the Expiration Time or (ii) to amend the terms of the exchange offer. In the event that the exchange offer is terminated, withdrawn or otherwise not consummated prior to the Expiration Time, no Interim Notes will be issued or become payable to Holders who have tendered their Existing Notes. In any such event, the Existing Notes previously tendered pursuant to the exchange offer will be promptly returned to the tendering Holders and the Proposed Amendments will not become effective.

Use of Proceeds	We will not receive any cash proceeds in the exchange offer.
Delivery of Letters of Transmittal and Consent

Properly completed and executed Letters of Transmittal and Consent should be sent by mail, first class postage prepaid, overnight courier or hand delivery to the Exchange Agent at the address, or faxed to the Exchange Agent at the facsimile number, set forth on the back cover of this Offering Memorandum.

In lieu of physically completing and signing the Letter of Transmittal and Consent and delivering it to the Exchange Agent, DTC participants may electronically transmit their acceptance of the exchange offer through the ATOP procedures described below.

Letters of Transmittal and Consent should not be delivered directly to the Company.
Material United States Federal Income Tax Considerations

Holders of Existing Notes may be subject to U.S. federal income tax consequences as a result of participating in the exchange offer, as described in "Material United States Federal Income Tax Considerations."

Additional Information

Questions or requests for assistance in completing and delivering the Letter of Transmittal and Consent or tendering Existing Notes and requests for additional copies of any Offer Document or other related documents should be directed to the Information Agent, at the addresses and telephone numbers set forth on the back cover of this Offering Memorandum.

Information Agent	D. F. King & Co., Inc.
Exchange Agent	D. F. King & Co., Inc.

 SUMMARY OF THE CONSENT SOLICITATION

        This summary highlights the more detailed information found elsewhere in this Offering Memorandum, and you should read the entire Offering Memorandum carefully.

The Consent Solicitation	We are soliciting consents from the Holders of Existing Notes to the Proposed Amendments as a single proposal.

The tender of Existing Notes pursuant to the exchange offer and in accordance with the procedures described in the Offer Documents will be deemed to automatically constitute delivery of a consent to the Proposed Amendments with respect to the Existing Notes tendered by such Holder.

Record Date	The record date for the consent solicitation is the Expiration Date, which will be December 1, 2009, unless extended by us.
Proposed Amendments

The Proposed Amendments will amend the Existing Indenture to eliminate or amend substantially all of the restrictive covenants, and modify certain of the events of default and various other provisions, contained in the Existing Indenture, the intercreditor agreement and the security documents thereunder. The Proposed Amendments include, among other things, the removal, or amendment, of covenants regarding:

• reports;
• payment of taxes;
• stay, extension and usury laws;
• restricted payments;
• dividends and other payment restrictions affecting subsidiaries;
• the incurrence of indebtedness and issuance of preferred stock;
• asset sales;
• transactions with affiliates;
• the creation of liens;
• line of business;
• issuance and sale of capital stock of restricted subsidiaries;
• maintenance of insurance;
• payments for consent;
• additional guarantees;
• anti-layering;
• further assurances relating to collateral;
• real estate mortgages and filings; and
• corporate existence.

In addition, the Proposed Amendments include the removal of the requirement to make a repurchase offer for the Existing Notes after certain designated events (such as a change of control or a delisting of our common stock), the removal of certain conditions to the merger or consolidation of the Company and its Restricted Subsidiaries, and the removal of certain events of default, including, but not limited to, events of default arising as a result of:

• any failure to comply with certain covenants and obligations in the Existing Indenture and the Existing Notes (other than defaults in the payment of principal and interest);
• any default in the payment of other indebtedness or the acceleration of other indebtedness;
• any final judgment;
• any revocation or repeal of the Company's FCC licenses;
• certain bankruptcy events; and
• guarantees or collateral agreements ceasing to be in force and effect or contesting any collateral agreement.

The Proposed Amendments will also amend the security documents that secure the obligations under the Existing Notes and the intercreditor agreement relating thereto to permit the Company to grant priority liens over its assets to secure the obligations under the Interim Notes and the New Notes, as a result of which the security interests securing the obligations under the Interim Notes and, upon any mandatory redemption of the Interim Notes, the New Notes, will rank ahead of the security interests securing the obligations under the Existing Notes.

The Proposed Amendments will also allow the Company to form a new subsidiary that will guarantee the Interim Notes, and, upon any mandatory redemption of the Interim Notes, the New Notes, but which will only guarantee the Existing Notes on a subordinated basis. The indenture governing the Interim Notes will require the Company to use its commercially reasonable efforts to obtain approval of the FCC to transfer all of the Company's FCC licenses to such new subsidiary, and upon obtaining such approval, to so transfer such FCC licenses to such new subsidiary.

The Proposed Amendments will not become operative unless and until the exchange offer is consummated.
For a detailed discussion of the Proposed Amendments, see "The Proposed Amendments."

Consent Vote Required

The Exchange Agent and Information Agent must receive unrevoked consents representing at least a majority of the aggregate principal amount of the Existing Notes for the Proposed Amendments to be approved. The Proposed Amendments will be effective upon execution of a supplemental indenture governing the Existing Notes giving effect to the Proposed Amendments if all conditions precedent to the exchange offer have been satisfied or validly waived and we have irrevocably accepted for exchange in the exchange offer all validly tendered Existing Notes (other than those Existing Notes that have been validly withdrawn).

Support Agreements

The Company has separately negotiated and entered into support agreements with Holders who in the aggregate hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Pursuant to these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

For a detailed discussion of the support agreements, see "Support Agreements."
Revocation of Consents

Tendering Holders may not revoke their consents to the Proposed Amendments without withdrawing the previously tendered Existing Notes to which such consents relate. A Holder who withdraws tendered Existing Notes will be deemed to have revoked its consent to the Proposed Amendments with respect to all such Existing Notes unless such Holder subsequently re-tenders such Existing Notes pursuant to this exchange offer before the Expiration Time. However, each Holder who has entered into a support agreement with us in connection with the exchange offer has agreed that, except in certain limited circumstances, its consent to the Proposed Amendments will remain valid if we consummate the exchange offer, even if it withdraws its tender of Existing Notes in the exchange offer.

 SUMMARY DESCRIPTION OF THE INTERIM NOTES

        The following summary contains basic information about the Interim Notes and is not intended to be complete. It may not contain all the information that is important to you. For a more complete understanding of the Interim Notes, you should read the section of this Offering Memorandum entitled "Description of the Interim Notes."

Issuer	FiberTower Corporation, a Delaware corporation.
Securities Offered

Up to $327,002,783 principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012, which includes up to $33,206,343 principal amount of Interim Notes that may be issued in payment of interest on the Interim Notes, as described below, and the shares of our common stock issuable upon conversion of the Interim Notes, including shares that may be issued in connection with certain make-whole premiums, as described below.

Maturity Date	November 15, 2012.
Redemption at Maturity	Unless the Interim Notes are previously redeemed or converted, we will redeem the Interim Notes at 125.411% of their principal amount on November 15, 2012.
Interest	9.00% per annum on the principal amount, accruing from November 15, 2009, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2010.

If no default has occurred and is continuing, then on either or both of May 15, 2010 and November 15, 2010, we may elect to make payments of interest in additional Interim Notes in a principal amount equal to such interest amount, provided that the interest rate applicable to the Interim Notes for the period to which such interest payment relates will be 2.0% higher than the interest rate otherwise applicable to the Interim Notes. Thereafter, interest on the Interim Notes will only be payable in cash.

Ranking

The Interim Notes and the related guarantees will be our senior secured obligations and will rank pari passu in right of payment with all of our and the guarantors' existing and future senior indebtedness, including the Existing Notes. Because the liens on the collateral securing the Interim Notes will rank ahead of the liens securing the Existing Notes, the Interim Notes will rank effectively senior in right of payment to the Existing Notes to the extent of the value of the collateral securing such obligations. In addition, the Interim Notes will rank senior to any of our and the guarantors' existing and future subordinated indebtedness.

Security

The Interim Notes and the related guarantees will initially be secured, to the extent permitted by law, by a first priority pledge (subject to permitted liens) of substantially all of our and our existing and future domestic restricted subsidiaries' assets (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC license), other than certain excluded assets, and by a first priority pledge (subject to permitted liens) of the stock of each of our existing and future domestic restricted subsidiaries, the stock of any unrestricted subsidiary owned by any such domestic restricted subsidiaries and, subject to certain limitations, the stock of any foreign restricted subsidiary owned by such domestic restricted subsidiaries, subject in each case to (1) a prior lien to secure a working capital facility up to an aggregate principal amount of $50.0 million; (2) at any time after our Field EBITDA (as defined in "Description of the Interim Notes—Certain Definitions") has equaled or exceeded $75.0 million, on an annualized basis, for two consecutive fiscal quarters for which financial statements are available, a pari passu lien on such assets and capital stock (other than the assets and capital stock of our subsidiaries that hold our 24GHz or 39GHz FCC licenses) to secure up to $250.0 million of other indebtedness in an amount equal to 1.5 times the amount of net cash proceeds from the issuance of equity interests (other than disqualified stock) after the date of the indenture that will govern the Interim Notes (other than resulting from the conversion of the Interim Notes or any Existing Notes); and (3) a second priority lien on such assets and capital stock (other than the assets and capital stock of the future subsidiary to which the Company will, subject to FCC approval, transfer its existing FCC licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (Interim Notes) (as defined in "Description of the Interim Notes—Security—Intercreditor Agreement (Interim Notes)").

Guarantees

The Interim Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries, including a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis. The guarantees may be released in certain instances. See "Description of the Interim Notes—Guarantees."

Conversion

You may convert the Interim Notes into shares of our common stock at an initial conversion rate equal to 160.772 shares of common stock per $1,000 principal amount of Interim Notes (representing an initial conversion price of approximately $6.22 per share), in each case subject to adjustment, at any time until the close of business on the business day immediately preceding the final maturity date. Upon conversion, we will deliver shares of our common stock and cash in respect of any fractional shares. The issuance of shares of our common stock upon conversion of the Interim Notes is subject to the Share Issuance Cap described below, which will be applicable to the extent required under the Nasdaq rules.

We are required to deliver the shares issuable upon conversion of the Interim Notes and any cash in lieu of fractional shares as promptly as practicable after determination of the conversion date.

If you convert your Interim Notes prior to November 15, 2010 in connection with certain designated events as described below in "—Designated Event Make-Whole Amount," you may also receive a make-whole premium on the Interim Notes you convert. Such payment will be payable, at our option, in cash, shares of our common stock valued at a 5.0% discount to the volume weighted average sale price of our common stock for the ten consecutive trading days prior to the conversion date, the consideration received in the merger or consolidation constituting such designated event, or a combination of cash, shares and such consideration. The issuance of shares of our common stock in payment of this make-whole premium is subject to the Share Issuance Cap described below, which will be applicable to the extent required under the Nasdaq rules.

Share Issuance Cap

The terms of the Interim Notes provide that to the extent required by Nasdaq Stock Market rules, our obligation to issue shares of our common stock upon conversions of the Interim Notes and in payment of make-whole premiums is capped at an aggregate of 19.9% of the currently outstanding shares of common stock (the "Share Issuance Cap") unless, prior to an issuance that would exceed the Share Issuance Cap, we have obtained stockholder approval for such issuance (if required by Nasdaq). Absent stockholder approval, any holder of Interim Notes who would otherwise be entitled to receive shares of our common stock upon conversion of the Interim Notes in excess of the Share Issuance Cap would instead be entitled to receive cash in lieu of such shares in excess of the Share Issuance Cap. We expect Nasdaq to permit us to issue shares of our common stock, other than pursuant to the Mandatory Redemption described below, upon conversion of the Interim Notes without regard to this Share Issuance Cap based on the stockholder approval we obtained for the identical provisions of the Existing Notes. However, if Nasdaq does not allow us to issue shares in excess of this Share Issuance Cap without stockholder approval, we are not obligated under the indenture governing the Interim Notes to seek stockholder approval to issue shares in excess of the Share Issuance Cap upon conversion of the Interim Notes. See "Description of the Interim Notes—Share Issuance Cap."

Sinking Fund	None.
Optional Redemption

If our common stock has traded at or above 150% of the then effective conversion price for 20 of any 30 consecutive trading days, and the daily trading volume for each such trading day, when multiplied by the closing sale price for such trading day, equals at least $8.0 million, we may redeem any of the Interim Notes, in whole or in part, at any time on or after November 15, 2010. See "Description of the Interim Notes—Optional Redemption." Upon any such optional redemption, we will pay a redemption price equal to 100% of the aggregate accreted principal amount of the Interim Notes to be redeemed, plus accrued and unpaid interest. We will give not less than 30 nor more than 60 days notice of any such redemption. The Interim Notes are not redeemable before November 15, 2010, except pursuant to a mandatory redemption as described below in "—Mandatory Redemption."

Mandatory Redemption

The Interim Notes are subject to mandatory redemption ("Mandatory Redemption") upon the satisfaction or, with respect to certain conditions, the waiver by the holders of a majority of the outstanding principal amount of the Interim Notes, of specified conditions. The Mandatory Redemption price will be a combination of cash, shares of our common stock, and New Notes.

Upon the satisfaction of the conditions described below, the Interim Notes will be redeemed by us at a redemption price per $1,000 principal amount of Interim Notes equal to:
• $47.65 in cash, • 1,146.16 shares of our common stock (subject to adjustment to reflect the reverse stock split described below), and • $425.46 in principal amount of New Notes.
No additional amounts will be paid in such redemption for any accrued and unpaid interest on the Interim Notes.

The primary conditions that must be satisfied (or, with regard to the third condition listed below, that may be waived by the holders of a majority in principal amount of the Interim Notes) in order for the Mandatory Redemption to occur are:

•       receipt of stockholder approval in accordance with Nasdaq Stock Market requirements for the issuance of shares of common stock in the Mandatory Redemption;

•       receipt of FCC approval for the change of control of the Company that will result from the issuance of shares of common stock in the Mandatory Redemption; and

•       the exchange of not less than an aggregate of $264,416,796 in principal amount of the Existing Notes (which will amount to not less than 90% of the outstanding Existing Notes after issuance of additional Existing Notes in payment of interest on the Existing Notes on November 16, 2009, the next business day following Sunday, November 15, 2009, the next scheduled interest payment date) for Interim Notes.

We will be required to use our commercially reasonable efforts to cause each of the conditions to the Mandatory Redemption to be satisfied as soon as reasonably practicable following the completion of the exchange offer. In addition, if the conditions to the Mandatory Redemption have been satisfied, we will be required to amend our certificate of incorporation to effect a 1-for-10 reverse stock split of shares of our common stock prior to the Mandatory Redemption in order to provide a sufficient number of authorized shares of common stock for the issuance of shares in the Mandatory Redemption. Our stockholders previously granted our board of directors the discretionary authority to effect such a reverse stock split.

If the Mandatory Redemption has not occurred before the close of business on May 1, 2010, no such Mandatory Redemption will occur.

See "Description of the New Notes" for a description of the New Notes that will comprise a portion of the Mandatory Redemption price.
Registration Rights

Pursuant to the indenture governing the Interim Notes, we will be required, effective as of the consummation of the Mandatory Redemption of the Interim Notes, to provide certain registration rights with respect to securities issued upon the Mandatory Redemption of the Interim Notes to persons who may be deemed to be affiliates of the Company within the meaning of Rule 144 under the Securities Act. Those persons will be eligible to register such securities on a shelf registration statement that we will be obligated to file and use our reasonable best efforts to have declared and maintain effective, subject to certain exceptions. See "Description of the Interim Notes—Registration Rights Upon Mandatory Redemption."

Repurchase Upon a Designated Event

If a designated event (as described under "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event") occurs prior to maturity, you may require us to repurchase all or part of your Interim Notes for cash at a repurchase price equal to 101% of their aggregate accreted principal amount, plus accrued and unpaid interest, up to but excluding the repurchase date.

Our ability to repurchase your Interim Notes for cash upon the occurrence of a designated event may be subject to limitations imposed by any existing or future credit agreements or indebtedness. See "Risk Factors—Risks Related to the Interim Notes and the New Notes—Our ability to purchase Interim Notes upon a designated event or New Notes upon a fundamental change may be limited."

Designated Event Make-Whole Amount

If you convert your Interim Notes prior to November 15, 2010 in connection with certain designated events related to consolidations and mergers as described below under "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event" and "Description of the Interim Notes—Designated Event Make-Whole Amount," you will be entitled to receive a make-whole premium within 20 days after the consummation of such designated event.

This amount will be equal to the present value on the designated event conversion date of all required interest payments on the Interim Notes as if paid in cash from the effective date of such designated event through November 15, 2010 (including accrued but unpaid interest), computed using a discount rate equal to the reinvestment yield. You will only be eligible to receive the make-whole premium if the market price of our common stock immediately following the announcement of such designated event is within a specified price range.

Original Issue Discount

For U.S. federal income tax purposes, the Interim Notes will be treated as issued with original issue discount because the stated redemption price at maturity, including the accretion premium, of the Interim Notes may exceed their issue price and the interest payable on the Interim Notes will not constitute "qualified stated interest" under applicable rules. Consequently, the Interim Notes will be treated as issued at a discount and U.S. holders will be required to include original issue discount in gross income for U.S. federal income tax purposes attributable, among other things, to amortization of the accretion premium. See "Material United States Federal Income Tax Considerations."

Events of Default

If an event of default on the Interim Notes has occurred and is continuing, the aggregate accreted principal amount of the Interim Notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of the Interim Notes—Events of Default."

Restrictive Covenants	The indenture governing the Interim Notes and the related guarantees will restrict, among other things, our and our restricted subsidiaries' ability to:

•       borrow additional money;

•       make certain restricted payments, including, but not limited to, paying dividends on our stock or our restricted subsidiaries' stock, or issuing, selling or repurchasing our stock or our restricted subsidiaries' stock;

•       transfer or sell assets;

•       create liens;

•       create restrictions on the ability of our subsidiaries to pay dividends or make loans to us;

•       merge or consolidate;

•       enter into transactions with affiliates; and

•       engage in certain business activities.

The covenants are subject to important exceptions and qualifications. See "Description of the Interim Notes—Certain Covenants."
No Public Market; Listing and Trading

The Interim Notes will not be listed on any securities exchange or included in any automated quotation system. Our shares of common stock issuable upon conversion of the Interim Notes will be listed on the NASDAQ Global Market under the symbol "FTWR."

        Before making an investment decision to exchange your Existing Notes for Interim Notes, you should carefully consider the information included in "Risk Factors," beginning on page 23 of this Offering Memorandum, as well as all other information set forth in or incorporated by reference into this Offering Memorandum.

 SUMMARY DESCRIPTION OF THE NEW NOTES

        The following summary contains basic information about the New Notes that will be issued as part of the Mandatory Redemption price upon any Mandatory Redemption of the Interim Notes. The following summary is not intended to be a complete description of the terms of the New Notes, and it may not contain all the information that is important to you. For a more complete understanding of the New Notes, you should read the section of this Offering Memorandum entitled "Description of the New Notes."

Issuer	FiberTower Corporation, a Delaware corporation.
Securities Offered	Up to $125.0 million principal amount of 9.00% Senior Secured Notes, plus additional New Notes to be issued in payment of interest on the New Notes, as described below.
Maturity Date

If the Mandatory Redemption occurs on or after the first day of a month but on or before the 15th day of that month, the sixth anniversary of the 15th day of such month, and if the Mandatory Redemption occurs after the 15th day of a month but before the first day of the next month, the sixth anniversary of the first day of the next month.

Interest	9.00% per annum on the principal amount, accruing from the date of the Mandatory Redemption, payable semi-annually in arrears.
Payment of Interest in Cash and by Issuance of Additional New Notes

On each interest payment date, we will pay an amount of interest equal to 9% per annum, with one-third of the interest payable in cash and two-thirds of the interest payable in additional New Notes in a principal amount equal to such portion of the interest amount.

Interest Payment Dates

If the Mandatory Redemption occurs on or after the first day of a month but on or before the 15th day of such month, the interest payment dates will be the 15th day of such month and the 15th day of the month that is six months after such month, and the first interest payment date will be the six month anniversary of the 15th day of such month. Interest payment record dates will be the first day of each month in which an interest payment date falls.

If the Mandatory Redemption occurs after the 15th day of a month but before the first day of the next month, the interest payment dates will be the first day of the next month and the first day of the month that is six months after such next month, and the first interest payment date will be the first day of the month that is six months after such next month. Interest payment record dates will be the 15th day of each month that immediately precedes each month in which an interest payment date falls.

Ranking

The New Notes and the related guarantees will be our senior secured obligations and will rank pari passu in right of payment with all of our and the guarantors' existing and future senior indebtedness, including the Existing Notes. Because the liens on the collateral securing the New Notes will rank ahead of the liens securing the Existing Notes, the New Notes will rank effectively senior in right of payment to the Existing Notes to the extent of the value of the collateral securing such obligations. In addition, the New Notes will rank senior to any of our and the guarantors' existing and future subordinated indebtedness.

Security

The New Notes and the related guarantees will initially be secured, to the extent permitted by law, by a first priority pledge (subject to permitted liens) of substantially all of our and our existing and future domestic restricted subsidiaries' assets (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC license), other than certain excluded assets, and by a first priority pledge (subject to permitted liens) of the stock of each of our existing and future domestic restricted subsidiaries, the stock of any unrestricted subsidiary owned by any such domestic restricted subsidiaries and, subject to certain limitations, the stock of any foreign restricted subsidiary owned by such domestic restricted subsidiaries, subject in each case to (1) a prior lien on current assets and a pari passu lien on long-term assets to secure a working capital facility up to an aggregate principal amount of $20.0 million; and (2) a second priority lien on such assets and capital stock (other than the assets and capital stock of the future subsidiary to which the Company will, subject to FCC approval, transfer its existing FCC licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (New Notes) (as defined in "Description of the New Notes—Security—Intercreditor Agreement (New Notes)").

Guarantees

The New Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries, including a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis. The guarantees may be released in certain instances. See "Description of the New Notes—Guarantees."

Conversion	The New Notes will not be convertible.
Sinking Fund	None.

Optional Redemption

Prior to the date that is four years prior to the maturity date of the New Notes, we will be entitled to redeem the New Notes, in whole or in part, at a redemption price equal to the principal amount of the New Notes to be redeemed, plus the Applicable Premium and accrued and unpaid interest to the date of redemption. The term "Applicable Premium" is defined under "Description of the New Notes—Optional Redemption."

On or after the date that is four years prior to the maturity date of the New Notes, we will be entitled to redeem the New Notes, in whole or in part, at the prices listed under "Description of the New Notes—Optional Redemption," plus accrued and unpaid interest to the date of redemption.

Repurchase Upon a Fundamental Change

If a fundamental change (as defined in the indenture governing the New Notes) occurs prior to maturity, you will be entitled to require us to repurchase all or part of your New Notes for cash at a repurchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, up to but excluding the repurchase date.

Our ability to repurchase your New Notes for cash upon the occurrence of a fundamental change may be subject to limitations imposed by any existing and future credit agreements or indebtedness. See "Risk Factors—Risks Related to the Interim Notes and the New Notes—Our ability to purchase Interim Notes upon designated events or New Notes upon a fundamental change may be limited."

Original Issue Discount

For U.S. federal income tax purposes, the New Notes will be treated as issued with original issue discount because the interest payable on the New Notes will not constitute "qualified stated interest" under applicable rules and because the principal amount of the New Notes may exceed their issue price. Consequently, the New Notes will be treated as issued at a discount and U.S. holders will be required to include original issue discount in gross income for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."

Events of Default

If an event of default on the New Notes has occurred and is continuing, the aggregate principal amount of the New Notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of the New Notes—Events of Default."

Restrictive Covenants	The indenture governing the New Notes and the related guarantees will restrict, among other things, our and our restricted subsidiaries' ability to:

•       borrow additional money;

•       make certain restricted payments, including, but not limited to, paying dividends on our stock or our restricted subsidiaries' stock, or issuing, selling or repurchasing our stock or our restricted subsidiaries' stock;

•       transfer or sell assets;

•       create liens;

•       create restrictions on the ability of our subsidiaries to pay dividends or make loans to us;

•       merge or consolidate;

•       enter into transactions with affiliates; and

•       engage in certain business activities.

The covenants will be similar to, but different from, the covenants contained in the indenture governing the Interim Notes, and are subject to important exceptions and qualifications. See "Description of the New Notes—Certain Covenants."

No Public Market	The New Notes will not listed on any securities exchange or included in any automated quotation system.

        Before making an investment decision to exchange your Existing Notes for Interim Notes, you should carefully consider the information included in "Risk Factors," beginning on page 23 of this Offering Memorandum, as well as all other information set forth in or incorporated by reference into this Offering Memorandum.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with regard to the exchange offer described in this Offering Memorandum. The tender offer statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the tender offer statement from this Offering Memorandum.

        We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public through the SEC's website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.fibertower.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this Offering Memorandum or our other securities filings and is not a part of this Offering Memorandum.

INCORPORATION BY REFERENCE

        Through "incorporation by reference," we have chosen to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Offering Memorandum. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

  •
  our annual report on Form 10-K for the year ended December 31, 2008;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

  •
  our current reports on Form 8-K filed after December 31, 2008 (other than any such reports, or any portions of such reports, furnished pursuant to Items 2.02 or 7.01 of Form 8-K); and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

        All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Memorandum and until the exchange offer hereunder is completed will be deemed to be incorporated by reference into this Offering Memorandum and will be a part of this Offering Memorandum from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Offering Memorandum will be deemed to be modified or superseded for purposes of this Offering Memorandum to the extent that a statement contained in this Offering Memorandum or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Offering Memorandum modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this Offering Memorandum, except as modified or superseded.

        We will provide to each person, including any beneficial owner, to whom an Offering Memorandum is delivered a copy of any or all of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or calling the Information Agent at the address or telephone number set forth on the back cover of this Offering Memorandum.

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Offering Memorandum contains and incorporates by reference "forward-looking statements" within the meaning of the Securities Act of 1933, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our anticipated financial condition, results of operations and business in the future, including expectations, beliefs, projections, future plans and strategies and assumptions concerning future results and events. These forward-looking statements generally may, but do not necessarily, include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "will," "should," "could," "predicts," "potential," "continue" or similar expressions. The forward-looking information contained or incorporated by reference in this Offering Memorandum is generally located under the heading "Risk Factors" but may be found in other locations as well. Forward-looking statements are not guarantees. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions. Accordingly, there can be no assurance that such plans, intentions or expectations will be achieved or that any trends noted in this Offering Memorandum will continue. We caution you that any forward-looking statement reflects only our belief as of the date of this Offering Memorandum. You should read this Offering Memorandum completely and with the understanding that actual future results may be materially different from what we expect. We undertake no obligation to update or revise any forward-looking statements after the date of this Offering Memorandum.

        Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those identified under "Risk Factors" in this Offering Memorandum and in the annual and quarterly reports we have filed with the SEC and that are incorporated by reference in this Offering Memorandum, and the following factors:

  •
  the exchange offer described in this Offering Memorandum may not be consummated;

  •
  we expect to incur negative cash flows and operating losses for at least the next few years;

  •
  we may be unable to execute our business strategy;

  •
  we may not be able to obtain necessary financing;

  •
  we may incur significant costs to develop new sites, without any assurance of significant future revenues from those sites;

  •
  we are a new entrant into a highly competitive market, and a small number of customers has accounted for a large portion of our revenues;

  •
  we may face intense competition in the marketplace from competitors with greater financial resources;

  •
  general economic and business conditions or conditions within our industry may change;

  •
  we may experience delays or difficulties in expanding our network;

  •
  our FCC licenses are subject to regulatory and other risks;

  •
  we may not be able to hire and retain key personnel; and

  •
  our ability to utilize our net operating losses may be limited.

 RISK FACTORS

        Prior to deciding whether to participate in the exchange offer and consent solicitation, you should consider carefully all of the risks described below as well as the other information included or incorporated by reference in this Offering Memorandum, including but not limited to the risks relating to our Company set forth in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. The risks described below and incorporated by reference herein are not intended to represent a complete list of the general or specific risks that may affect Holders. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of the following risks and uncertainties actually occurs, our business, financial condition and results of operations would be harmed substantially.

Risks Relating to the Exchange Offer and Consent Solicitation

We may not complete the exchange offer and consent solicitation, and the Mandatory Redemption of the Interim Notes may not occur.

        Our ability to make required payments under our indebtedness would be adversely affected if we were to be unable to complete the exchange offer and consent solicitation or the Mandatory Redemption of the Interim Notes does not occur. The purpose of the exchange offer is to reduce our outstanding debt and cash interest requirements, and to extend the maturity of our indebtedness, through the issuance of New Notes and common stock upon the Mandatory Redemption of the Interim Notes. Our business does not currently generate sufficient cash flow from operations to make the interest payments on the Existing Notes, the Interim Notes or the New Notes. We have the option to pay interest on the Existing Notes, and will have the option to pay the interest on the Interim Notes, through November 15, 2010, by issuing additional Existing Notes or Interim Notes. Thereafter, we will be required to pay interest on the Existing Notes and, to the extent that the Interim Notes are not mandatorily redeemed, on the Interim Notes, only in cash.

        Both the completion of the exchange offer and consent solicitation and the completion of the Mandatory Redemption of the Interim Notes are subject to the satisfaction, or in certain cases, waiver of specified conditions. It is a condition to the completion of the exchange offer that, among other things, consents approving the Proposed Amendments with respect to more than 50% of the aggregate principal amount of the Existing Notes are delivered and not revoked prior to the Expiration Time and that our applications for qualification of the Interim Indenture and New Indenture on Form T-3 are declared effective by the SEC. We have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions. If the conditions to the completion of the exchange offer and consent solicitation are not satisfied or, if permitted, waived, the exchange offer may not be completed.

        Even if we are able to complete the exchange offer and consent solicitation, the Mandatory Redemption of the Interim Notes may not occur if the conditions to the Mandatory Redemption are not satisfied or, if permitted, waived. These conditions include, among other things:

  •
  receipt of stockholder approval in accordance with Nasdaq Stock Market requirements for the issuance of shares of common stock in the Mandatory Redemption;

  •
  receipt of FCC approval for the change of control of the Company that will result from the issuance of shares of common stock in the Mandatory Redemption; and

  •
  the exchange of not less than an aggregate of $264,416,796 in principal amount of the Existing Notes (which will amount to not less than 90% of the outstanding Existing Notes after issuance of additional Existing Notes in payment of interest on the Existing Notes on November 16, 2009, the next business day following Sunday, November 15, 2009, the next scheduled interest payment date) for Interim Notes.

If we are unable to consummate the exchange offer and consent solicitation or the Mandatory Redemption of the Interim Notes does not occur, we will consider all other restructuring alternatives available to us at that time. Any alternative recapitalization or reorganization could be on terms less favorable to the Holders than the terms of the exchange offer and consent solicitation.

        If we are unable to consummate the exchange offer and consent solicitation or the Mandatory Redemption of the Interim Notes does not occur, we may be required to consider other restructuring alternatives available to us at that time. Those alternatives may include the commencement of a chapter 11 proceeding with or without a pre-arranged plan of reorganization. Moreover, there can be no assurance that any alternative out-of-court restructuring arrangement or plan will be pursued or accomplished. Any alternative recapitalization or reorganization could be on terms less favorable to the Holders than the terms of the exchange offer and consent solicitation. If a protracted and non-orderly reorganization were to occur, there is a risk that the ability of the Holders to recover their investments would be substantially delayed and more impaired than under the proposed transaction.

A long and protracted restructuring could cause us to lose key management employees and otherwise adversely affect our business.

        If we fail to consummate the exchange offer and consent solicitation or the Mandatory Redemption of the Interim Notes does not occur, any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the exchange offer and consent solicitation. A protracted financial restructuring could disrupt our business and would divert the attention of our management from operation of our business and implementation of our business plan. It is likely that such a prolonged financial restructuring or bankruptcy proceeding would cause us to lose many of our key management employees, including the most senior members of management. Such losses of key management employees would likely make it difficult for the Company to complete a financial restructuring and may make it less likely that we will be able to continue as a viable business.

        The uncertainty surrounding a prolonged financial restructuring could also have other adverse effects on us. For example, it could also adversely affect:

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  our ability to raise additional capital;

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  our ability to capitalize on business opportunities and react to competitive pressures;

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  our ability to attract and retain employees;

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  our liquidity;

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  how our business is viewed by investors, lenders, strategic partners or customers; and

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  our enterprise value.

Future changes in the composition of our stockholders, including those resulting from the issuance of the common stock in the Mandatory Redemption of the Interim Notes, are likely to limit our ability to use our net operating losses.

        We have substantial tax loss carryforwards for U.S. federal income tax purposes. As a result of prior changes in the stock ownership of FiberTower, our ability to use a substantial part of such carryforwards to offset future income or tax liability is limited under section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of the issuance of shares of common stock as part of the redemption price in the Mandatory Redemption, it is likely that our ability to use these loss carryforwards, including to offset any cancellation of debt ("COD") income that results from the Exchange Offer and Mandatory Redemption, will be further restricted.

We may not have usable NOLs to offset any cancellation of debt income.

        For US federal income tax purposes, it is likely that another "Section 382 ownership change" will occur as a result of our issuance of shares in the Mandatory Redemption. Furthermore, substantial owner shifts have already occurred during the current "testing period." Accordingly, there is a significant risk that another ownership change will occur prior to the Mandatory Redemption and that our ability to use all of our tax loss carryforwards and other tax attributes, including to offset any COD income that results from the exchange offer and the Mandatory Redemption, will be restricted as a result of the ownership change

We will incur significant costs in conducting the exchange offer and consent solicitation and consummating the Mandatory Redemption of the Interim Notes, and the holders of our common stock will suffer significant dilution upon consummation of the Mandatory Redemption of the Interim Notes.

        The Holders of the Existing Notes who exchange those notes for Interim Notes will receive a payment of cash in connection with the Mandatory Redemption of the Interim Notes, which will decrease the cash available to fund our future operations. The holders of our common stock will suffer significant dilution as a result of the issuance of common stock in the Mandatory Redemption of the Interim Notes. The exchange offer and consent solicitation have also resulted, and will continue to result, in significant costs to us, including advisory and professional fees paid in connection with evaluating our alternatives under the Existing Notes and pursuing the exchange offer and consent solicitation.

We have not obtained a third-party determination that the exchange offer is fair to holders of the Existing Notes.

        We are not making a recommendation as to whether holders of the Existing Notes should exchange their Existing Notes or consent to the Proposed Amendments. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the Holders of the Existing Notes for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. We cannot assure Holders of the Existing Notes that the value of the Interim Notes received in the exchange offer or of the cash, common stock and New Notes received in the Mandatory Redemption of the Interim Notes will in the future equal or exceed the value of the Existing Notes tendered, and we do not take a position as to whether you ought to participate in the exchange offer and consent solicitation.

If the Mandatory Redemption of the Interim Notes is completed, holders of Interim Notes will not receive payment of accrued but unpaid interest on the Interim Notes.

        Under the terms of the Interim Notes, interest will accrue and be payable on the Interim Notes from the date of the last interest payment on the Existing Notes preceding the consummation of the exchange offer. However, if the Interim Notes are mandatorily redeemed, the holders of Interim Notes will only receive the redemption price, which is comprised of $47.65 in cash, 1,146.16 shares of our common stock (subject to adjustment to reflect a 1-for-10 reverse stock split that we will effect prior to any Mandatory Redemption) and $425.46 in principal amount of New Notes per $1,000 principal amount of Interim Notes, and no additional amounts will be paid in such redemption for interest that has accrued on the Interim Notes since the last interest payment.

If the exchange offer is consummated, Holders of Existing Notes that do not exchange their Existing Notes in the exchange offer will be subject to certain risks.

        If the exchange offer is consummated, Holders that do not validly tender their Existing Notes in the exchange offer will not be entitled to receive Interim Notes and will not be entitled to receive the cash payment, common stock and New Notes that will be paid in the Mandatory Redemption of the Interim Notes. If the exchange offer is consummated, the Proposed Amendments to the Existing Indenture and related collateral agreements will become effective, and will substantially reduce the covenant protection, event of default protection, and lien priority position of the Existing Notes. The Proposed Amendments, among other things, will provide that the liens on the collateral securing the Interim Notes and the New Notes will rank ahead of the liens securing the Existing Notes. See "The Proposed Amendments."

        In addition, consummation of the exchange offer and consent solicitation would substantially reduce the aggregate principal amount of Existing Notes outstanding, which could adversely affect the trading market, if any, for the untendered Existing Notes. This could adversely affect the liquidity, market price, and price volatility of any untendered Existing Notes. If a market for untendered Existing Notes exists, such Existing Notes may trade at a discount to the price at which the Existing Notes would trade if the amount outstanding had not been reduced, depending on prevailing interest rates, the market for similar securities, and other factors.

If Holders of the Existing Notes have claims against us resulting from their acquisition or ownership of Existing Notes, they will give up those claims if they exchange their Existing Notes.

        By tendering Existing Notes in the exchange offer, upon closing of the exchange offer, holders of the Existing Notes will be deemed to have released and waived any and all claims they, their successors and their assigns have or may have had against:

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  us, our subsidiaries, our affiliates and their stockholders, and

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  our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, as well as the directors, officers, employees, attorneys, accountants, advisors, agents and representatives of our subsidiaries, our affiliates and our stockholders, arising from, related to, or in connection with their acquisition or ownership of the Existing Notes, including claims for accrued interest, unless those claims arise under federal or state securities laws.

        Because it is not possible to estimate the likelihood of their success in pursuing any legal claims or the magnitude of any recovery to which they ultimately might be entitled, it is possible that the consideration that the tendering Holders receive in the exchange offer will have a value less than the value of any legal claims such Holders are relinquishing. Moreover, Holders who do not tender their Existing Notes for exchange and former holders who have already sold their Existing Notes will continue to have the right to prosecute their claims against us.

Consideration paid to Holders in the exchange offer could be subject to avoidance as a preferential transfer.

        If we were to become a debtor in a case under the U.S. Bankruptcy Code within 90 days after the consummation of the exchange offer or the Mandatory Redemption (or, with respect to any insiders, as defined in the U.S. Bankruptcy Code, within one year after consummation of the exchange offer or the Mandatory Redemption) and certain other conditions were met, it is possible that the consideration paid to Holders of Existing Notes in the exchange offer or to holders of Interim Notes in the Mandatory Redemption, as the case may be, absent any of the U.S. Bankruptcy Code's defenses to avoidance, could be subject to avoidance, in whole or in part, as a preferential transfer and, to the extent avoided, the value of such consideration could be recovered from such holders and possibly from subsequent transferees.

Risks Related to the Interim Notes and the New Notes

To service our indebtedness, including the Interim Notes and the New Notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our business does not currently generate sufficient cash flow from operations to service the interest on the Interim Notes or the New Notes. If no default has occurred and is continuing, then on either or both of May 15, 2010 and November 15, 2010, we may elect to make payments of interest on the Interim Notes in additional Interim Notes in a principal amount equal to such interest amount, provided that the interest rate applicable to the Interim Notes for the period to which such interest payment relates will be 2.0% higher than the interest rate otherwise applicable to the Interim Notes. Thereafter, interest on the Interim Notes will only be payable in cash. If the Mandatory Redemption of the Interim Notes occurs, we will deposit into an escrow account cash sufficient, along with earnings thereon, to make the first six semi-annual cash interest payments on the New Notes, which amount the Company currently estimates to be approximately $12.1 million assuming exchange of all of the Existing Notes for Interim Notes.

        Our ability to pay our expenses and make payments due on the Interim Notes and the New Notes depends on our future performance, which will be affected by financial, business, economic, legislative and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow from operations in the future, which could result in our being unable to pay interest or repay indebtedness, including the Interim Notes or the New Notes, or to fund other liquidity needs. If we do not have sufficient funds, we may be required to sell assets or incur additional debt, or we may need to refinance all or a portion of our indebtedness, including the Interim Notes or the New Notes, at or before maturity. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the Interim Notes or the New Notes and our ability to pay interest and the amounts due under such notes.

Rights of holders of Interim Notes or New Notes in the collateral may be adversely affected by the failure to have, obtain and/or perfect liens on certain assets.

        Subject to certain exceptions, the liens securing the Interim Notes and the New Notes will cover substantially all of our assets other than our FCC licenses and authorizations, whether now owned or acquired in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the lien on such after acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interests therein. Such failure may result in the loss of the lien thereon or of the priority of the lien securing the notes.

        Any foreclosure on the collateral that would result in a change of control would require various prior regulatory approvals from the FCC, as well as foreclosures on the assets, which may not be obtained in a timely fashion, if at all.

Our substantial level of indebtedness could materially adversely affect our financial condition and prevent us from fulfilling our obligations under the Interim Notes, the New Notes and any other indebtedness.

        We have a substantial amount of debt. As of June 30, 2009, we had $304.5 million of total indebtedness, including Existing Notes in the aggregate principal amount of $278.5 million. The indentures governing the Interim Notes and the New Notes will allow us to enter into a senior secured credit facility and incur certain other additional indebtedness, including pari passu senior secured indebtedness in certain circumstances. Our substantial indebtedness could have important consequences to you and significant effects on our business, including the following:

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  it may make it difficult for us to satisfy our obligations under the Interim Notes or New Notes and our other indebtedness and contractual and commercial commitments and, if we fail to comply with these requirements, an event of default could result;

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  we will be required to use a substantial portion of our cash flow from operations to pay interest on the Interim Notes or New Notes and any other indebtedness, which will reduce the funds available to us for other purposes;

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  our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

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  our flexibility in reacting to changes in our industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

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  we may be at a competitive disadvantage compared to our competitors that are not as highly leveraged.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under the Interim Notes or New Notes.

We are a holding company, and therefore our ability to make any required payments on our indebtedness depends upon the ability of our subsidiaries to pay dividends or to advance funds.

        We have no direct operations and no significant assets other than the stock of our subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including our required obligations under the Interim Notes and the New Notes. However, each of our subsidiaries is a legally distinct entity, and while our domestic subsidiaries will guarantee the Interim Notes and the New Notes, such guarantees are subject to risks. See "—A court could cancel the Interim Notes or the New Notes or the related guarantees of our existing subsidiaries and our future domestic restricted subsidiaries under fraudulent conveyance laws or certain other circumstances" and "—Rights of holders of Interim Notes or New Notes in the collateral may be adversely affected by the failure to have, obtain and/or perfect liens on certain assets." The ability of our subsidiaries to pay dividends and make distributions to us will be subject to, among other things, the terms of any debt instruments of our subsidiaries then in effect and applicable law. If distributions from our subsidiaries to us were eliminated, delayed, reduced or otherwise impaired, our ability to make payments on the Interim Notes or the New Notes would be substantially impaired.

Despite our substantial level of indebtedness, we may still incur significantly more debt, which could exacerbate any or all of the risks described above.

        We may be able to incur substantial additional indebtedness in the future. Although the indentures that will govern the Interim Notes and the New Notes will limit our ability and the ability of our subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. In addition, the indentures that will govern the Interim Notes and the New Notes will not prevent us from incurring obligations that do not constitute indebtedness. See "Description of the Interim Notes" and "Description of the New Notes." To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

The Interim Notes and the New Notes will contain restrictive covenants that limit our operational flexibility.

        The Interim Notes and the New Notes will contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These covenants will include restrictions on our ability to:

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  incur or guarantee additional indebtedness or issue certain preferred stock;

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  pay dividends or make other distributions;

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  issue capital stock of our restricted subsidiaries;

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  transfer or sell assets, including the capital stock of our restricted subsidiaries;

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  make certain investments or acquisitions;

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  grant liens on our assets;

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  incur dividend or other payment restrictions affecting our restricted subsidiaries;

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  enter into certain transactions with affiliates; and

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  merge, consolidate or transfer all or substantially all of our assets.

        Our failure to comply with these restrictions could lead to a default under the Interim Notes or the New Notes. The actual covenants will be contained in the indentures governing the Interim Notes and the New Notes. See "Description of the Interim Notes—Certain Covenants" and "Description of the New Notes—Certain Covenants."

The liens securing the indebtedness under a future working capital facility will generally be senior to the liens securing the notes.

        We may obtain a working capital facility up to an aggregate principal amount of $50.0 million under the terms of the indenture governing the Interim Notes or $20.0 million under the terms of the indenture that will govern the New Notes. Any such working capital facility may be secured by a first priority lien on substantially all of our existing and future assets, other than, in the case of the New Notes, long-term assets and the amounts from time to time on deposit in the escrow account to be held by the escrow agent for the benefit of the holders of the New Notes. Because the liens securing the indebtedness under the proposed working capital facility will in certain instances be prior to the liens securing the Interim Notes and the New Notes with respect to the assets securing our obligations under the working capital facility, the liens granted to the holders of the Interim Notes and the New Notes will in certain instances be subordinated to the liens granted to the lenders under any such working capital facility, and the indebtedness under any such proposed working capital facility will rank effectively senior in right of payment to the notes to the extent of the value of such collateral securing such obligations.

The value of the collateral securing the notes may not be sufficient to satisfy our obligations under the Interim Notes or the New Notes.

        No appraisals of any collateral have been prepared in connection with the issuance of the Interim Notes or the New Notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the Interim Notes and the New Notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the Interim Notes or the New Notes, in full or at all, after first satisfying our obligations in full under first priority claims. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Interim Notes or the New Notes. Any claim for the difference between the amount, if any, realized by holders of the Interim Notes or the New Notes from the sale of the collateral securing such notes and the amount of the obligations under such notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations.

        To the extent that third parties enjoy prior liens, including under any working capital facility described in the previous risk factor, such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the indentures governing the Interim Notes and the New Notes will allow us to incur additional pari passu secured indebtedness in certain circumstances, which will be entitled to the same rights and priority with respect to certain of the collateral. Such indentures will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Thus, the incurrence of additional pari passu secured indebtedness pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full of the Interim Notes or the New Notes that you receive from the then existing pool of collateral. Releases of collateral from the liens securing the Interim Notes and the New Notes are permitted under some circumstances. The actual provisions relating to such releases are contained in the applicable indenture. See "Description of the Interim Notes" and "Description of the New Notes."

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

        The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the Interim Notes or the New Notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded "adequate protection" of its interest in the collateral. Although the precise meaning of the term "adequate protection" may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor's interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is "adequately protected" if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case.

        In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the Interim Notes or the New Notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of Interim Notes or New Notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Interim Notes or the New Notes, holders of notes would hold "under-secured claims." Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney's fees for "under-secured claims" during a debtor's bankruptcy case.

The Interim Notes and the New Notes will be structurally subordinated to all liabilities of any of our non-guarantor subsidiaries.

        None of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, will guarantee the Interim Notes or the New Notes. If any of our future foreign subsidiaries or unrestricted domestic subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the Interim Notes or the New Notes effectively would be subordinated to all of the existing and future liabilities of our future foreign subsidiaries and our unrestricted domestic subsidiaries, if any.

Our ability to purchase Interim Notes or New Notes upon a designated event or fundamental change may be limited.

        Upon the occurrence of a designated event, as defined in the indenture governing the Interim Notes, we will be required to offer to purchase the Interim Notes at a price equal to 101% of the aggregate accreted principal amount thereof, together with any accrued and unpaid interest, and liquidated damages, if any, up to, but excluding, the date of purchase. Upon the occurrence of a fundamental change, as defined in the indenture that will govern the New Notes, we will be required to offer to purchase the New Notes at a price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest up to, but excluding, the repurchase date. However, it is possible that we will not have sufficient funds at the time of the designated event or the fundamental change to make the required purchase of the Interim Notes or the New Notes, as the case may be.

        In addition, our future credit agreements or other agreements relating to our indebtedness may prohibit the repurchase of such notes upon a designated event or fundamental change, or may provide that a designated event or fundamental change constitutes an event of default under the agreement. If a designated event or fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the Interim Notes or the New Notes or attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the Interim Notes or the New Notes. Please see "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event" for a description of a designated event under the Interim Notes and "Description of the New Notes—Repurchase at Option of the New Note Holder Upon a Fundamental Change" for a description of a fundamental change under the New Notes.

        One of the circumstances under which a designated event or fundamental change under the indentures governing the Interim Notes and the New Notes may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase "all or substantially all" will likely be interpreted under the law of the State of New York, which is the law governing the indenture relating to the Interim Notes and the New Notes, and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of all or substantially all of our capital stock or assets has occurred, in which case, the ability of a holder of the Interim Notes or New Notes to obtain the benefit of an offer to purchase all or a portion of such notes held by such holder may be impaired.

Our obligation to offer to redeem the Interim Notes or New Notes upon the occurrence of a designated event or fundamental change, respectively, will be triggered only by certain specified transactions, and may discourage a transaction that could be beneficial to the holders of our common stock and the Interim Notes.

        The terms "designated event" and "fundamental change" are limited to certain specified transactions and may not include other events that might adversely affect our financial condition or the market value of the notes or our common stock. Our obligation to offer to redeem the Interim Notes upon a designated event or the New Notes upon a fundamental change would not necessarily afford holders of such notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. Furthermore, the designated event and fundamental change provisions, including the provision in the Interim Notes requiring the payment, subject to certain limitations, of a make-whole premium for conversions in connection with certain designated events related to consolidations and mergers prior to November 15, 2010, may in certain circumstances make more difficult or discourage a takeover of our company and the removal of incumbent management.

A court could cancel the Interim Notes or the New Notes or the related guarantees of our existing subsidiaries and our future domestic restricted subsidiaries under fraudulent conveyance laws or certain other circumstances.

        Our issuance of the Interim Notes and the New Notes and the issuance of the related guarantees by our existing subsidiaries and of our future domestic restricted subsidiaries may be subject to review under federal or state fraudulent transfer or similar laws.

        All of our existing subsidiaries and our future domestic restricted subsidiaries will guarantee the Interim Notes and the New Notes. If we or such a subsidiary becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal or state laws governing fraudulent conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel the guarantee. The court might do so if it found that, when the subsidiary entered into its guarantee or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, or (iii) believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee, without regard to the above factors, if it found that the subsidiary entered into its guarantee with actual or deemed intent to hinder, delay, or defraud its creditors.

        A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee unless it benefited directly or indirectly from the issuance of the related notes. If a court avoided such guarantee, you would no longer have a claim against such subsidiary or the collateral granted by such subsidiary to secure its guarantee. In addition, the court might direct you to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the related notes from another subsidiary or from any other source.

        The indentures governing the Interim Notes and the New Notes will state that the liability of each subsidiary on its guarantee is limited to the maximum amount that the subsidiary can incur without risk that the guarantee will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees from a fraudulent conveyance attack or, if it does, we cannot assure you that the guarantees and the collateral granted by such subsidiary to secure its guarantee will be in amounts sufficient, if necessary, to pay obligations under the Interim Notes or the New Notes, as applicable, when due.

        Similarly, if we become a debtor in a case under the Bankruptcy Code or encounter other financial difficulty, a court might cancel our obligations under the Interim Notes or the New Notes, if it found that when we issued the such notes (or in some jurisdictions, when payments become due under such notes), factors (a) and (b) above applied to us, or if it found that we issued such notes with actual intent to hinder, delay or defraud our creditors.

There will be no public trading market for the Interim Notes or the New Notes, and your ability to sell such notes will be limited.

        There is no existing public market for the Interim Notes or the New Notes. No market for the Interim Notes or the New Notes may develop, and any market that develops may not persist. We cannot assure you as to the liquidity of any market that may develop for the Interim Notes or the New Notes, your ability to sell your notes or the price at which you would be able to sell your notes. Future trading prices of the Interim Notes and the New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities.

        We do not intend to apply for listing of the Interim Notes or the New Notes on any securities exchange or other market. The liquidity of any trading market and the trading price of such notes may be adversely affected by changes in our financial performance or prospects and by changes in the financial performance of or prospects for companies in our industry generally.

Even though the Interim Notes are convertible into shares of our common stock, the terms of the Interim Notes will not provide protection against some types of important corporate events.

        The Interim Notes are convertible into shares of our common stock. Upon the occurrence of a designated event, we may be required to offer to repurchase all of the Interim Notes then outstanding. However, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a "designated event" under the Interim Notes. See "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event."

The market price of the Interim Notes could be significantly affected by the market price of our common stock, which may fluctuate significantly.

        We expect that the market price of the Interim Notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value for the Interim Notes than would be expected for nonconvertible debt securities. Factors that could affect our common stock price include the following:

  •
  fluctuations in our quarterly results of operations and cash flows or those of other companies in our industry;

  •
  the public's reaction to our press releases, announcements and filings with the SEC;

  •
  additions or departures of key personnel;

  •
  changes in financial estimates or recommendations by research analysts;

  •
  changes in the amount of indebtedness we have outstanding;

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  changes in the ratings of the Interim Notes or our other securities;

  •
  changes in general conditions in the United States and international economy, financial markets or the industries in which we operate, including changes in regulatory requirements;

  •
  significant contracts, acquisitions, dispositions, financings, joint marketing relationships, joint ventures or capital commitments by us or our competitors;

  •
  developments related to significant claims or proceedings against us;

  •
  our dividend policy; and

  •
  future sales of our equity or equity-linked securities.

        In recent years, stock markets, including the Nasdaq Global Market, have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market prices of our common stock and the notes.

The conversion rate of the Interim Notes may not be adjusted for all dilutive events that may occur.

        The conversion rate of the Interim Notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain tender or exchange offers as described under "Description of the Interim Notes—Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as certain stock issuances for cash, that may adversely affect the trading price of the Interim Notes.

As a holder of Interim Notes, you may have to pay taxes with respect to distributions on our common stock that you do not receive.

        The conversion price of the Interim Notes will be adjusted for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See "Description of the Interim Notes—Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, you may be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, Non-U.S. Holders (as defined in "Material United States Federal Income Tax Considerations") of the Interim Notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Material United States Federal Income Tax Considerations."

The make-whole premium payable on the Interim Notes converted in connection with certain designated events related to consolidations and mergers may not adequately compensate you for the lost option time value of your Interim Notes as a result of such designated event.

        If the Mandatory Redemption of the Interim Notes does not occur and certain designated events related to consolidations and mergers occur on or prior to November 15, 2010, we will be required to pay holders electing to convert their Interim Notes a make-whole premium as described below under "Description of the Interim Notes—Designated Event Make-Whole Amount." While the make-whole premium is designed to compensate you for the lost option time value of your Interim Notes as a result of such designated event, the amount of the make-whole premium may not adequately compensate you for such loss. In addition, if a designated event occurs after November 15, 2010 or if our stock price is less than the market price of our common stock on the date of the original issuance of the Existing Notes or more than three times the market price of our common stock on the date of the original issuance of the Existing Notes, we will not be required to pay converting note holders a make-whole premium. Moreover, a designated event will not be deemed to have occurred and you will not receive a make-whole premium if, in the case of a merger or consolidation, 90% or more of the total consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in the merger or consolidation constituting the designated event consists of common stock and any associated rights that will be traded on a United States national securities exchange. Our obligation to pay a make-whole premium in these circumstances could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

As a holder of the Interim Notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

        If you hold any of our Interim Notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions, if any, on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only when we deliver shares of common stock to you upon conversion of your Interim Notes and, in limited cases, under the conversion rate adjustments applicable to the Interim Notes. For example, if an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the delivery of common stock, if any, to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The repurchase rights in the Interim Notes and the New Notes triggered by a designated event or fundamental change could discourage a potential acquiror.

        The repurchase rights in the Interim Notes triggered by a designated event, as described under the heading "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event," and the repurchase rights in the New Notes triggered by a fundamental change, as described under the heading "Description of the New Notes—Repurchase at Option of the New Note Holder Upon a Fundamental Change" could discourage a potential acquiror from engaging in a transaction that may be beneficial to the holders of our common stock and might therefore result in an increase in the value of the Interim Notes.

You will be required to include original issue discount in your U.S. federal taxable income with respect to the Interim Notes, which will exceed the amount of interest paid on the Interim Notes in cash or additional Interim Notes.

        For U.S. federal income tax purposes, the Interim Notes will be treated as issued with original issue discount because the stated redemption price at maturity, including the Accretion Premium (as defined in "Description of the Interim Notes"), of the Interim Notes may exceed their issue price and the interest payable on the notes does not constitute "qualified stated interest" under applicable rules. As a result, interest will accrue from the issue date of the Interim Notes on a constant yield-to-maturity basis, and a holder will be required to include such accrued amounts in taxable income as original issue discount. Due to the Accretion Premium, the amount includable in income will significantly exceed the interest payments on the Interim Notes. Furthermore, original issue discount will continue to accrue even if interest payments are made in additional Interim Notes. See "Material United States Federal Income Tax Considerations."

You will be required to include original issue discount in your U.S. federal taxable income with respect to the New Notes, which will exceed the amount of interest paid on the notes in cash or additional New Notes.

        For U.S. federal income tax purposes, the New Notes will be issued with original issue discount because a substantial portion of the interest payable on the New Notes does not constitute "qualified stated interest" under the original issue discount rules and because the principal amount of the New Notes may exceed their issue price. As a result, interest will accrue from the issue date of the New Notes on a constant yield-to-maturity basis, and a holder will be required to include such accrued amounts in taxable income as original issue discount. Furthermore, original issue discount will continue to accrue even if interest payments are made in additional New Note. See "Material United Federal Income Tax Considerations."

Risks Relating to an Investment in Our Company

The value of our FCC licenses could decline, which could materially affect our ability to raise capital, and could have a material adverse effect on our business and the value of our common stock and the collateral for the Interim Notes and the New Notes.

        The carrying value of our wide-area fixed wireless FCC spectrum licenses comprises a significant portion of our assets. A decline in the value of our FCC licenses could negatively impact our ability to raise capital both privately and in the public markets and could significantly reduce the value and the attractiveness of our stock to investors. The value of any or all of our FCC licenses could decrease as a result of many factors, including:

  •
  increases in the supply of licensed or leased spectrum that provides similar functionality;

  •
  new radio technology in unlicensed bands that provides the same capability as our network;

  •
  a decrease in the demand for services offered with any of our FCC licenses;

  •
  lower values placed on similar licenses in future FCC auctions;

  •
  regulatory limitations on the use, transfer or assignment of any of our FCC licenses; or

  •
  bankruptcy or liquidation of any comparable companies.

        Many of these factors depend on circumstances beyond our control. The occurrence of any of these events could have a material adverse effect on our ability to generate revenues and on our business, prospects, results of operations and financial condition.

        Also, if the value declines, impairment charges might be necessary which would negatively impact operating results and might lead to a conclusion that the FCC spectrum assets are no longer indefinite lived intangible assets, in which case they would then have to be amortized over their remaining useful lives which would negatively impact our results of operations.

        As a result of the impairment evaluation in the fourth quarter of 2008 of the carrying value of our FCC licenses, which was conducted in connection with the preparation of our 2008 consolidated financial statements incorporated by reference into this Offering Memorandum, it was determined that the fair value of our FCC licenses was less than their carrying value. Consequently, the carrying value of our FCC licenses was reduced by $54.5 million in the fourth quarter of 2008 to $287.5 million at December 31, 2008. Further impairment evaluations of our FCC licenses could lead to additional material impairment charges. Any operating losses resulting from impairment charges to our goodwill, FCC licenses or other long-lived assets would have an adverse effect on our future financial results and could have an adverse effect on our stock price.

If we are unable to satisfy Nasdaq Stock Market ("Nasdaq") listing requirements, our common stock could be delisted from Nasdaq.

        Our common stock is listed on the Nasdaq Global Market. Companies listed on Nasdaq are required, among other things, to maintain a minimum closing bid price of $1.00 per share. If the closing bid price of a security remains below the $1.00 minimum closing bid price requirement for 30 consecutive business days, listed companies have a period of 180 calendar days to demonstrate compliance by maintaining a closing bid price of $1.00 or more for 10 consecutive business days. In addition, companies listed on the Nasdaq Global Market may transfer to the Nasdaq Capital Market to take advantage of an additional 180-day compliance period available on that market if it meets all requirements for initial listing on the Nasdaq Capital Market other than the bid price requirement. On October 23, 2009, the closing price of our common stock on the Nasdaq Global Market was $1.41 per share.

        Since October 15, 2008, our closing price on Nasdaq has been either less than or only slightly above $1.00 per share. Our stockholders have granted our Board of Directors the discretionary authority to effect a reverse stock split at one of four ratios at any time prior to June 3, 2010. If the conditions to the Mandatory Redemption have been satisfied, we will be required to amend our certificate of incorporation to effect a 1-for-10 reverse stock split of shares of our common stock prior to the Mandatory Redemption in order to provide a sufficient number of authorized shares of common stock for the issuance of shares in the Mandatory Redemption. If the closing bid price of our common stock remains below $1.00 per share for a period of 30 consecutive business days and we are unable to demonstrate compliance within the required period of time even after effecting a reverse stock split, or we are unable to continue to meet any of Nasdaq's listing maintenance standards for any other reason, our common stock could be delisted from Nasdaq.

        In the event of delisting, trading, if any, could be conducted in the over-the-counter market in the so-called "pink sheets" or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC's "penny stock rules." These rules would impose additional requirements on broker-dealers who effect trades in our securities. Consequently, the delisting of our common stock and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect an investor's ability to resell our securities. If any of these events take place, an investor may not be able to sell as many securities as desired, an investor may experience delays in the execution of transactions and our securities may trade at a lower market price than they otherwise would. In addition, if our common stock is delisted from Nasdaq and we are unable to relist our common stock on Nasdaq or another national securities exchange within ninety days, the holders of the Interim Notes may require us to repurchase all or part of their notes for cash at a repurchase price equal to 101% of their aggregate accreted principal amount, plus accrued and unpaid interest up to, but excluding, the repurchase date. We may not have sufficient funds at such time to repurchase any or all of the Interim Notes. A delisting from the Nasdaq and future declines in our stock price as a result of any delisting could also greatly impair our ability to raise additional necessary capital through equity or debt financing.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock, the value of the Interim Notes and our ability to raise funds in the future.

        Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock or the value of the Interim Notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the Interim Notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the Interim Notes.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

        We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. As a result, holders of our common stock may not receive a return, if any, on their investment unless they sell their shares of our common stock. Therefore, upon any conversion of the Interim Notes to our common stock, you may not receive a return on your investment until the sale of your shares of our common stock.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

        Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our Board of Directors. For example, our certificate of incorporation provides that the Board of Directors can issue preferred stock with voting, conversion, distribution, and other rights that it deems appropriate, which may be used to significantly dilute the ownership of a hostile acquirer. In addition, if a potential acquirer were to make a hostile bid for us, the acquirer would not be able to cumulate votes at a meeting, which would require the acquirer to hold more shares to gain representation on the Board of Directors than if cumulative voting were permitted. Further, the members of our Board of Directors are elected on a staggered or classified basis, which could prevent or deter takeovers or changes in control by increasing the time it takes for a hostile acquirer to replace board members.

        Section 203 of the Delaware General Corporation Law limits mergers and other business combination transactions involving 15% or greater stockholders of Delaware corporations unless certain board or stockholder approval requirements are satisfied. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

        Our Board of Directors could choose not to negotiate with an acquirer that it did not believe was offering a transaction that was in our strategic interests. If an acquirer is discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by these or other measures, you could lose the opportunity to sell your Interim Notes, or the New Notes and shares of common stock that you receive in any Mandatory Redemption of the Interim Notes, at a favorable price.

 USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the Interim Notes. The Interim Notes will be exchanged for the Existing Notes as described in this Offering Memorandum upon our receipt of the Existing Notes when the exchange offer is consummated. We will cancel all of the Existing Notes surrendered in exchange for the Interim Notes.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2009:

  •
  on a historical basis;

  •
  on a pro forma basis to give effect to the exchange by us of Interim Notes for our outstanding Existing Notes, assuming the tender and acceptance of all of the outstanding Existing Notes; and

  •
  on a pro forma basis to give effect to the pro forma changes described above as well as the consummation of the Mandatory Redemption of the Interim Notes.

The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, our Annual Report on Form 10-K for the year ended December 31, 2008, and our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this Offering Memorandum.

	June 30, 2009
	Historical	Pro Forma for Exchange Offer		Pro Forma for Exchange Offer and Mandatory Redemption
	(in thousands)
	(unaudited)
Cash and cash equivalents	$89,660	$85,660	(1)	$59,532	(2)

Restricted cash (current and long term)	$—	$—		$12,128	(2)

Long-term debt:
Senior secured convertible notes ("Existing Notes")	$304,522	$—		$—
Mandatorily redeemable convertible senior secured notes ("Interim Notes")	—	304,522		—
Senior secured notes ("New Notes")	—	—		125,000

Total long-term debt	304,522	304,522		125,000
Stockholders' equity(3)	219,660	215,660		379,213

Total capitalization	$524,182	$520,182		$504,213

(1)
Reflects an estimated $4.0 million for legal and other costs to complete the exchange offer.

(2)
Reflects (a) the $4.0 million for legal and other costs to complete the exchange offer noted in (1) above, (b) $14.0 million to be paid as a portion of the Mandatory Redemption price for the Interim Notes and (c) the placement of $12.1 million into escrow for three years of cash interest payments.

(3)
Stockholders' equity is presented as a single line item. The components of stockholders' equity, such as common stock, additional paid-in capital and accumulated deficit, will vary depending on the fair value of the shares of common stock issued as a portion of the Mandatory Redemption price for the Interim Notes.

        The pro forma financial information for the exchange offer and the Mandatory Redemption discussed above is illustrative only and will change based on the amount of Interim Notes issued in the exchange offer. If less than all of our Existing Notes are tendered for exchange, the Existing Notes not tendered will continue to be outstanding after the exchange offer. Similarly, if less than all of our

Existing Notes are tendered for exchange, there will be fewer Interim Notes outstanding, resulting in less cash and fewer shares of our common stock and a lesser principal amount of New Notes issued upon any Mandatory Redemption of the Interim Notes. In addition, the Mandatory Redemption is conditioned on the exchange of not less than an aggregate of $264,416,796 in principal amount of the Existing Notes (which will amount to not less than 90% of the outstanding Existing Notes after the issuance of additional Existing Notes in payment of interest on the Existing Notes on November 16, 2009, the next business day following Sunday, November 15, 2009, the next scheduled interest payment date) for Interim Notes. Therefore, if less than 90% in principal amount of the outstanding Existing Notes is tendered in the exchange offer, there will be no Mandatory Redemption unless such minimum tender condition is waived.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for FiberTower and its subsidiaries on a consolidated basis for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings consist of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges include (i) interest expense, whether expensed or capitalized, (ii) amortization of debt issuance cost and (iii) the portion of rental expense representative of the interest factor.

	Years Ended December 31,
						Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)	1.6(2)

(1)
Ratio is inapplicable since we incurred losses in each of these years. Earnings were inadequate to cover fixed charges by $12.1 million, $21.9 million, $57.3 million, $272.1 million and $249.8 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(2)
Earnings in the six months ended June 30, 2009 were due to non-cash gains from early extinguishment of debt. If the non-cash gains are excluded from our results of operations for the six months ended June 30, 2009, earnings would be inadequate to cover fixed charges by $50.3 million.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the NASDAQ Global Market under the symbol "FTWR." The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share of our common stock as reported on the NASDAQ Global Market. No cash dividends were declared on our common stock for the periods indicated.

	PRICE RANGE
	High	Low
Fiscal year ended December 31, 2007
First Quarter	$6.07	$4.60
Second Quarter	$5.31	$3.85
Third Quarter	$4.75	$3.41
Fourth Quarter	$4.01	$1.83
Fiscal year ended December 31, 2008
First Quarter	$2.45	$1.35
Second Quarter	$2.10	$1.27
Third Quarter	$1.65	$0.99
Fourth Quarter	$1.39	$0.14
Fiscal year ending December 31, 2009
First Quarter	$0.27	$0.07
Second Quarter	$0.88	$0.19
Third Quarter	$1.35	$0.32

        On October 21, 2009, the closing price of our common stock as reported by the NASDAQ Global Market was $1.57 per share. There were 947 holders of record of our common stock on October 21, 2009.

        We have not paid any cash dividends in the past and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, to finance the expansion of our business and fund ongoing operations for the foreseeable future. Our Existing Notes contain, and the Interim Notes and New Notes will contain, restrictions on our payment of any dividends.

 UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following unaudited pro forma condensed consolidated financial data as of and for the six months ended June 30, 2009 and for the year ended December 31, 2008 have been derived by the application of pro forma adjustments to our historical consolidated financial statements incorporated by reference into this Offering Memorandum. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2009 gives effect to the exchange of Existing Notes for Interim Notes, including fees and expenses, assuming that 100% of our outstanding Existing Notes are exchanged for Interim Notes, and further assumes that the Interim Notes are then mandatorily redeemed for New Notes, cash and common stock, pursuant to the mandatory redemption provisions of the Interim Notes, as if all such transactions had occurred on June 30, 2009. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 give effect to the foregoing transactions as if they had occurred on January 1, 2009 and January 1, 2008, respectively. However, the share and per share information in the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008, have not been adjusted for the 1-for-10 reverse stock split that will occur prior to the Mandatory Redemption.

        The pro forma condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that actually would have been reported had the foregoing transactions been completed, nor are they indicative of our future financial position or results of operations.

        The pro forma condensed consolidated financial data are unaudited and based on assumptions that we believe are reasonable and should be read in conjunction with "Capitalization" herein and our consolidated financial statements and related notes from our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the period ended June 30, 2009 incorporated by reference into this Offering Memorandum.

        The pro forma condensed consolidated financial data exclude the effects of non-recurring adjustments relating to the foregoing transactions, including the following:

  •
  The pro forma condensed consolidated statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 do not include losses from the Mandatory Redemption of the Interim Notes and issuance of New Notes, cash and common stock.

FIBERTOWER CORPORATION

Unaudited Pro Forma Condensed Consolidated Balance Sheets
as of June 30, 2009

(In thousands)

	Historical	Exchange Offer Pro Forma Adjustments		Exchange Offer Pro Forma	Mandatory Redemption Pro Forma Adjustments		Pro Forma
Assets:
Current assets:
Cash and cash equivalents	$89,660	$(4,000	)(a)	$85,660	$(26,128	)(c)	$59,532
Restricted cash	—	—		—	3,806	(c)	3,806
Accounts receivable	6,294	—		6,294	—		6,294
Prepaid expenses and other current assets	1,979	—		1,979	—		1,979

Total current assets	97,933	(4,000)		93,933	(22,322)		71,611
Restricted cash	—	—		—	8,322	(c)	8,322
Property and equipment, net	227,212	—		227,212	—		227,212
FCC licenses	287,495	—		287,495	—		287,495
Debt issuance costs, net	5,798	—		5,798	(5,798	)(c)	—
Intangible and other long-term assets, net	4,023	—		4,023	—		4,023

Total assets	$622,461	$(4,000)		$618,461	$(19,798)		$598,663

Liabilities and Stockholders' Equity:
Current liabilities:
Accounts payable and other accrued liabilities	$7,311	$—		$7,311	$—		$7,311
Accrued interest payable	3,829	—		3,829	(3,829	)(c)	—

Total current liabilities	11,140	—		11,140	(3,829)		7,311
Other long term liabilities	15,235	—		15,235	—		15,235
Convertible senior secured notes ("Existing Notes")	304,522	(304,522	)(b)	—	—		—
Mandatorily redeemable convertible senior secured notes ("Interim Notes")	—	304,522	(b)	304,522	(304,522	)(c)	—
Senior secured notes ("New Notes")	—	—		—	125,000	(c)	125,000
Deferred tax liability	71,904	—		71,904	—		71,904

Total liabilities	402,801	—		402,801	(183,351)		219,450
Stockholders' equity:
Common stock	796,533	—		796,533	528,681	(c)	1,325,214
Accumulated deficit	(576,873)	(4,000	)(a)	(580,873)	(365,128	)(c)	(946,001)

Total stockholders' equity	219,660	(4,000)		215,660	163,553		379,213

Total liabilities and stockholders' equity	$622,461	$(4,000)		$618,461	$(19,798)		$598,663

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FIBERTOWER CORPORATION

Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Year Ended December 31, 2008

(In thousands, except per share data)

	Historical	Exchange Offer Pro Forma Adjustments	Exchange Offer Pro Forma	Mandatory Redemption Pro Forma Adjustments		Pro Forma
Service revenues	$49,227	$—	$49,227	$—		$49,227
Operating expenses:
Cost of service revenues (excluding depreciation and amortization)	63,369	—	63,369	—		63,369
Cost of service revenues—impairment of long-lived assets and other charges	16,439	—	16,439	—		16,439
Sales and marketing	5,456	—	5,456	—		5,456
General and administrative	20,237	—	20,237	—		20,237
Depreciation and amortization	24,897	—	24,897	—		24,897
Restructuring charges	6,087	—	6,087	—		6,087
Impairment of FCC licenses	54,505		54,505	—		54,505
Impairment of goodwill	86,093		86,093	—		86,093

Total operating expenses	277,083	—	277,083	—		277,083

Loss from operations	(277,856)	—	(277,856)	—		(277,856)

Other income (expense):
Interest income	5,316	—	5,316	—		5,316
Interest expense	(47,742)	—	(47,742)	40,059	(e)	(7,683)
Miscellaneous income, net	264	—	264	—		264

Total other income (expense), net	(42,162)	—	(42,162)	40,059		(2,103)

Income (loss) before income taxes	(270,018)	—	(270,018)	40,059		(229,959)
Income tax (provision) benefit	20,189	—	20,189	—	(f)	20,189

Net income (loss)	$(249,829)	$—	$(249,829)	$40,059		$(209,770)

Net income (loss) per share attributable to common stockholders:
Basic	$(1.67) (d)		$(1.67)			$(0.43)

Diluted	$(1.67)		$(1.67)			$(0.43)

Shares used in computing net income (loss) per share:
Basic	144,622 (d)		144,622	336,740	(c)	481,361

Diluted	144,622		144,622	336,740		481,361

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

FIBERTOWER CORPORATION

Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Six Months Ended June 30, 2009

(In thousands, except per share data)

	Historical	Exchange Offer Pro Forma Adjustments	Exchange Offer Pro Forma	Mandatory Redemption Pro Forma Adjustments		Pro Forma
Service revenues	$30,298	$—	$30,298	$—		$30,298
Operating expenses:
Cost of service revenues (excluding depreciation and amortization)	28,134	—	28,134	—		28,134
Cost of service revenues—impairment of long-lived assets and other charges	165	—	165	—		165
Sales and marketing	1,448	—	1,448	—		1,448
General and administrative	11,159	—	11,159	—		11,159
Depreciation and amortization	14,027	—	14,027	—		14,027
Restructuring charges	201	—	201	—		201

Total operating expenses	55,134	—	55,134	—		55,134

Loss from operations	(24,836)	—	(24,836)	—		(24,836)

Other income (expense):
Interest income	227	—	227	—		227
Interest expense	(27,395)	—	(27,395)	23,192	(e)	(4,203)
Gain on early extinguishment of debt (net)	98,248	—	98,248	—		98,248
Miscellaneous income, net	172		172	—		172

Total other income (expense), net	71,252	—	71,252	23,192		94,444

Income (loss) before income taxes	46,416	—	46,416	23,192		69,608
Income tax (provision) benefit	1,087	—	1,087	—	(f)	1,087

Net income (loss)	$47,503	$—	$47,503	$23,192		$70,695

Net income (loss) per share attributable to common stockholders:
Basic	$0.31		$0.31			$0.14

Diluted	$0.31		$0.31			$0.14

Shares used in computing net income (loss) per share:
Basic	146,972		146,792	336,740	(c)	483,712

Diluted	147,446		147,446	336,740		484,186

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

1.
Pro Forma Adjustments

        The following pro forma adjustments are included in the unaudited pro forma condensed consolidated balance sheets and statements of operations:

          (a)   The Company currently estimates that it will spend approximately $4.0 million for legal and other costs to complete the exchange offer.

          (b)   To record the impact of the exchange offer:

            The Company has analyzed the exchange offer to determine whether to account for it as a troubled debt restructuring or a debt extinguishment. Since the cash flows of the Interim Notes are not substantially different from the Existing Notes, the Company has treated the exchange offer as a debt extinguishment. This conclusion also requires the Company to expense the exchange offer-related fees and expenses as incurred.

          (c)   To record the impact of the Mandatory Redemption:

            Upon satisfaction of the conditions for redemption, the Company will redeem 100% of the Interim Notes for a redemption price equal to:

      •
      $14.0 million in cash,

      •
      69% of the fully diluted shares of our common stock (excluding options and warrants outstanding as of June 30, 2009), currently estimated to be 337 million shares, and

      •
      $125 million in principal amount of New Notes.

    No additional amounts will be paid in such redemption for any accrued and unpaid interest on the Interim Notes. In addition, the Company will place $12.1 million in escrow to support the payment of the first three years of cash interest payments for the New Notes.

            To record the impact on the Company's outstanding indebtedness:

	Balance as of June 30, 2009	Mandatory Redemption Pro Forma Adjustments	Pro Forma
Interim Notes
Outstanding principal amount	$278,840	$(278,840)	$—
Accumulated accretion relating to principal	25,145	(25,145)	—
Accrued accretion relating to November 2009 PIK notes	1,383	(1,383)	—
Derivative value	(1,117)	1,117	—
Accumulated derivative accretion	631	(631)	—

Total Interim Notes	$304,522	$(304,522)	$—

New Notes	$—	$125,000	$125,000

Accrued interest relating to New Notes	$—	$—	$—
Accrued interest relating to Interim Notes	3,829	(3,829)	—

Total accrued interest payable	$3,829	$(3,829)	$—

        The above table includes accrued accretion relating to the Company's previously announced intention to pay its November 2009 interest payment with additional Notes ("PIK Notes").

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

            To record the impact on the Company's stockholders' equity:

            The following table outlines the aggregate number of shares to be issued upon Mandatory Redemption:

Shares outstanding as of June 30, 2009	151,288,819
Post-redemption ownership of FiberTower	31%
New shares issued upon Mandatory Redemption	336,739,629

Pro forma shares outstanding as of June 30, 2009	488,028,448

            The final amounts to be recorded in stockholders' equity will be determined by the fair market value of the common stock issued on the date Mandatory Redemption occurs. The following table outlines the breakdown of stockholders' equity using the Company's closing price of $1.57 per share on October 21, 2009.

New shares issued upon Mandatory Redemption (000)	336,740
Per share price as of October 21, 2009	$1.57

Estimated value of equity issued upon Mandatory Redemption	$528,681

Gain/(loss) on Mandatory Redemption:
Interim Notes redeemed	$304,522
Accrued interest payable forgiven	3,829
Debt issuance costs written-off	(5,798)
Senior secured notes issued as part of Mandatory Redemption	(125,000)
Cash paid as part of Mandatory Redemption	(14,000)
Estimated value of equity issued upon Mandatory Redemption	(528,681)

Gain/(loss) on Mandatory Redemption:	$(365,128)

            In the table below, the estimated value of equity issued upon Mandatory Redemption has been recorded as an addition to common stock. The loss on Mandatory Redemption has been recorded as an addition to accumulated deficit.

	Balance as of June 30, 2009	Mandatory Redemption Pro Forma Adjustments	Pro Forma
Common stock	$796,533	$528,681	$1,325,214
Accumulated derivative accretion	(580,873)	(365,128)	(946,001)

Total stockholders' equity	$215,660	$163,553	$379,213

            The Company is accounting for the Mandatory Redemption as an extinguishment of debt pursuant to the guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (ASC 470, subtopic 50). In evaluating the accounting treatment, the Company considered whether the transaction should be accounted for pursuant to the guidance in SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (ASC 470, subtopic 60). This guidance requires an evaluation as to whether a debtor is experiencing financial difficulty and a determination as to whether a creditor has granted a concession. Both conditions must be present in order to apply the

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

    guidance in ASC 470, subtopic 60. Creditors are considered to have granted a concession if the debtor's effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt immediately before the restructuring and does not represent an effective interest rate the debtor could otherwise obtain in the marketplace. Based on the Company's closing stock price of $1.57 per share on October 21, 2009, the creditors are not deemed to be granting a concession. The Company will continue to evaluate the impact of the Company's stock price on the final accounting treatment. If the stock price on the final redemption date is below $0.54 per share ($5.40 per share on a post-reverse stock split basis), the Company believes it will need to account for the Mandatory Redemption under the guidance in ASC 470, subtopic 60. This accounting would be materially different from what is reflected in these unaudited pro forma condensed consolidated financial statements.

          (d)   As of January 1, 2009, the Company adopted FSP EITF 03-6-1, Determining Whether Instruments Granted Share-Based Payment Transactions Are Participating Securities (ASC 260, subtopic 10) which states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and shall be included in the computation of net income (loss) per share pursuant to the two-class methodology described in SFAS No. 128, Earnings Per Share (ASC 260). As required by ASC 260, subtopic 10, prior period net income (loss) per share data has been adjusted retrospectively. For the purposes of these pro forma condensed consolidated financial statements, the Company has adjusted its historical data for the year ended December 31, 2008 and has applied ASC 260, subtopic 10 to the pro forma statements of operations for the year ended December 31, 2008 and the six months ended June 30, 2009.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

        The tables below set forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data). Note that the share and per share information below have not been adjusted for the 1-for-10 reverse stock split that will occur prior to Mandatory Redemption:

	For the Year Ended December 31, 2008
	Historical	Initial Exchange Pro Forma Adjustments	Initial Exchange Pro Forma	Mandatory Redemption Pro Forma Adjustments	Pro Forma
Basic:
Numerator:
Net income (loss):	$(249,829)	$—	$(249,829)	$40,059	$(209,770)
Less: Net income (loss) allocated to participating stockholders	9,011	—	9,011	(6,679)	2,332

Net income (loss) attributable to stockholders	$(240,818)	$—	$(240,818)	$33,379	$(207,439)

Denominator:
Weighted average shares outstanding	150,034	—	150,034	336,740	486,773
Weighted average unvested restricted shares outstanding	(5,412)	—	(5,412)	—	(5,412)

Denominator for basic net income (loss) per share	144,622	—	144,622	336,740	481,361

Basic net income (loss) per share attributable to common stockholders	$(1.67)		$(1.67)		$(0.43)

Diluted:
Numerator:
Net income(loss):	$(249,829)	$—	$(249,829)	$40,059	$(209,770)
Less: Net income (loss) allocated to participating stockholders	9,011	—	9,011	(6,679)	2,332

Net income (loss) attributable to stockholders	$(240,818)	$—	$(240,818)	$33,379	$(207,439)

Denominator:
Denominator for basic calculation	144,622	—	144,622	336,740	481,361
Weighted average effect of dilutive stock options	—	—	—	—	—

Denominator for diluted net income (loss) per share	144,622	—	144,622	336,740	481,361

Diluted net income (loss) per share attributable to common stockholders	$(1.67)		$(1.67)		$(0.43)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

	For the Six Months Ended June 30, 2009
	Historical	Initial Exchange Pro Forma Adjustments	Initial Exchange Pro Forma	Mandatory Redemption Pro Forma Adjustments	Pro Forma
Basic:
Numerator:
Net income (loss):	$47,503	$—	$47,503	$23,192	$70,695
Less: Net income (loss) allocated to participating stockholders	(1,394)	—	(1,394)	751	(643)

Net income (loss) attributable to stockholders	$46,109	$—	$(46,109)	$23,942	$70,051

Denominator:
Weighted average shares outstanding	151,415	—	151,415	336,740	488,155
Weighted average unvested restricted shares outstanding	(4,443)	—	(4,443)	—	(4,443)

Denominator for basic net income (loss) per share	146,972	—	146,972	336,740	483,712

Basic net income (loss) per share attributable to common stockholders	$0.31		$0.31		$0.14

Diluted:
Numerator:
Net income(loss):	$47,503	$—	$47,503	$23,192	$70,695
Less: Net income (loss) allocated to participating stockholders	(1,390)	—	(1,390)	747	(643)

Net income (loss) attributable to stockholders	$46,113	$—	$46,113	$23,939	$70,051

Denominator:
Denominator for basic calculation	146,972	—	146,972	336,740	483,712
Weighted average effect of dilutive stock options	474	—	474	—	474

Denominator for diluted net income (loss) per share	147,446	—	147,446	336,740	484,186

Diluted net income (loss) per share attributable to common stockholders	$0.31		$0.31		$0.14

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

          (e)   To record the impact of the Initial Exchange and the Mandatory Redemption on interest expense, the Company recorded the following adjustments in the table below for the year ended December 31, 2008 and for the six months ended June 30, 2008:

	Historical	Initial Exchange Pro Forma Adjustments	Initial Exchange Pro Forma	Mandatory Redemption Pro Forma Adjustments	Pro Forma
For the year ended December 31, 2008
Interest Expense—before capitalization of interest	$53,036	$—	$53,036	$(41,786)	$11,250
Capitalized portion of interest	(5,294)	—	(5,294)	1,727	(3,567)

Interest Expense	$47,742	$—	$47,742	$(40,059)	$7,683

For the six months ended June 30, 2009
Interest Expense—before capitalization of interest	$29,607	$—	$29,607	$(23,982)	$5,625
Capitalized portion of interest	(2,212)	—	(2,212)	790	(1,422)

Interest Expense	$27,395	$—	$27,395	$(23,192)	$4,203

            The change in interest expense—before capitalization of interest, is determined by the lower effective interest rate on the New Notes relative to the Existing Notes and the lower total indebtedness outstanding. The Company also estimated the impact of the lower effective interest rate with respect to the capitalized portion of interest. On a pro forma basis, for the year ended December 31, 2008, the Company estimates that it would have capitalized $1.7 million less interest expense than the $5.3 million recorded historically, assuming the Mandatory Redemption occurred on January 1, 2008. For the six months ended June 30, 2009, the Company estimates that it would have capitalized $0.8 million less interest expense than the $2.2 million recorded historically, assuming the Mandatory Redemption occurred on January 1, 2009.

          (f)    Income tax effects of pro forma adjustments are assumed to be $0, as the Company has substantial net operating loss carryforwards from prior periods and continues to maintain a full valuation allowance on its deferred tax assets.

 GENERAL TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

Exchange Offer

        We are offering to exchange any and all Existing Notes that are tendered and accepted, upon the terms and subject to the conditions set forth in this Offering Memorandum. Tendering Holders of Existing Notes will receive $1,000 principal amount of Interim Notes for each $1,000 principal amount of Existing Notes tendered prior to the Expiration Time.

        Our only outstanding long-term indebtedness is the Existing Notes. As of June 30, 2009, there was $278.5 million aggregate principal amount of Existing Notes outstanding (with a carrying value of $304.5 million). On November 16, 2009, we will issue an additional $15.3 million in principal amount of the Existing Notes in payment of interest due on that date.

        The terms of the Interim Notes will be identical to the terms of the Existing Notes, except that:

  •
  the Interim Notes will be mandatorily redeemable by us upon the satisfaction of certain conditions for a combination of cash, shares of our common stock and New Notes, and

  •
  by virtue of certain amendments to the terms of the Existing Notes resulting from the effect of the consents being solicited hereby, the security interests securing the obligations under the Interim Notes will rank ahead of the security interests securing the obligations under the Existing Notes, and the Interim Notes will be guaranteed on a senior basis by a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis.

For a detailed description of the Interim Notes, see "Description of the Interim Notes."

        Tenders of Existing Notes may be withdrawn prior to the Expiration Time. Any Existing Note withdrawn pursuant to the terms of this exchange offer shall not thereafter be considered tendered for any purpose of this agreement unless and until such Existing Note is again tendered pursuant to this exchange offer.

        Our obligation to accept Existing Notes that are tendered is subject to the conditions described below under "—Conditions of the Exchange Offer and Consent Solicitation."

Consent Solicitation

        We are soliciting consents from Holders of Existing Notes upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal and Consent. We intend to obtain consents from Holders representing a majority of the aggregate principal amount of the Existing Notes. We have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments. See "Support Agreements."

        If consents representing a majority of the outstanding principal amount of the Existing Notes are delivered (and not revoked) prior to the Expiration Time, we will, subject to consummation of the exchange offer, execute a supplemental indenture with respect to the Existing Notes (the "Supplemental Indenture") with Wells Fargo Bank, N.A., as Trustee, giving effect to the Proposed Amendments. The Proposed Amendments will be effective as to and bind all Existing Notes at such time as the Supplemental Indenture has been executed and all conditions precedent to the exchange offer have been satisfied or validly waived and we have irrevocably accepted for exchange in the exchange offer all validly tendered Existing Notes (other than those Existing Notes that have been validly withdrawn), regardless of whether a consent was given in respect of any particular Existing Note.

        Holders that tender Existing Notes pursuant to the exchange offer prior to the Expiration Time will be deemed automatically to have delivered a consent with respect to all such Existing Notes.

        Holders may not revoke consents except as described under "—Withdrawal of Tenders; Revocation of Consents."

        Any questions or requests for assistance or for additional copies of this Offering Memorandum, the Letter of Transmittal and Consent or related documents may be directed to the Information Agent at one of its telephone numbers set forth on the last page hereof. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the consent solicitation.

Extension, Termination or Amendment

        Subject to applicable law, we expressly reserve the right, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the exchange offer or consent solicitation shall have occurred or shall have been determined by us to have occurred, to extend the period during which the exchange offer and consent solicitation is open by giving oral (to be confirmed in writing) or written notice of such extension to the Exchange Agent and by making public disclosure by press release or other appropriate means of such extension to the extent required by law. The exchange offer may not be extended without extending the consent solicitation, and the consent solicitation may not be extended without extending the exchange offer.

        During any extension of the exchange offer, all Existing Notes previously tendered and not accepted for exchange will remain subject to the exchange offer and may, subject to the terms and conditions of the exchange offer and the consent solicitation, be accepted by us, and all consents previously delivered will remain effective. In addition, we may waive conditions without extending the exchange offer and consent solicitation in accordance with applicable law.

        Any waiver, amendment or modification of the exchange offer and consent solicitation will apply to all Existing Notes tendered pursuant to the exchange offer and consent solicitation. If we make a change that we determine to be material in any of the terms of the exchange offer or waive a condition of the exchange offer and consent solicitation that we determine to be material, we will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Exchange Agent and will disseminate additional exchange offer and consent documents and extend the exchange offer and consent solicitation and any withdrawal or revocation rights as we determine necessary and to the extent required by law.

        We may terminate the exchange offer and consent solicitation if any condition is not satisfied prior to the Expiration Time. There can be no assurance that we will exercise our right to extend, terminate or amend the exchange offer and consent solicitation.

Announcements

        Any extension, termination or amendment of the exchange offer and consent solicitation will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to an appropriate news agency or another means of announcement that we deem appropriate.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; ACCRUAL OF INTEREST

Acceptance of Existing Notes for Exchange

        If the conditions to the exchange offer are satisfied, or if we waive all of the conditions that have not been satisfied, we will accept, at the Settlement Date and after we receive completed and duly executed Letters of Transmittal and Consents or Agent's Messages (as defined below) with respect to any and all of the Existing Notes tendered for exchange at such time, the Existing Notes for exchange by notifying the Exchange Agent of our acceptance. The notice may be oral if we promptly confirm it in writing.

        An "Agent's Message" is a message transmitted by The Depository Trust Company ("DTC"), received by the Exchange Agent and forming part of the timely confirmation of a book entry transfer ("Book-Entry Confirmation"), which states that DTC has received an express acknowledgement from you that you have received the Offer Documents and agree to be bound by the terms of the Letter of Transmittal and Consent, and that we may enforce such agreement against you.

        We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of, or exchange of, Existing Notes tendered under the exchange offer (subject to Rule 14e-1c under the Exchange Act, which requires that we issue the offered consideration or return the Existing Notes deposited pursuant to the exchange offer promptly after termination or withdrawal of the exchange offer), or to terminate the exchange offer and not accept for exchange any Existing Notes not previously accepted for exchange, (1) if any of the conditions to the exchange offer shall not have been satisfied or validly waived by us, or (2) in order to comply in whole or in part with any applicable law.

        In all cases, the Interim Notes will be issued only after timely receipt by the Exchange Agent of (1) Book-Entry Confirmation of the Existing Notes into the Exchange Agent's account at DTC, (2) the properly completed and duly executed Letter of Transmittal and Consent (or a facsimile thereof) or an Agent's Message in lieu thereof, and (3) any other documents required by the Letter of Transmittal and Consent. The exchange offer is scheduled to expire at the Expiration Time, unless extended by us.

        For purposes of the exchange offer, we will have accepted for exchange tendered Existing Notes, if, as and when we give oral or written notice to the Exchange Agent of our acceptance of the Existing Notes for exchange pursuant to the exchange offer. In all cases, the exchange of Existing Notes pursuant to the exchange offer will be made by the deposit of any exchange consideration with the Exchange Agent, which will act as your agent for the purposes of receiving Interim Notes from us, and delivering Interim Notes to you. If, for any reason whatsoever, acceptance for exchange of, or exchange of, any Existing Notes tendered pursuant to the exchange offer are delayed (whether before or after our acceptance for exchange of, or exchange of, the Existing Notes) or we extend the exchange offer or are unable to accept for exchange the Existing Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, we may instruct the Exchange Agent to retain tendered Existing Notes and those Existing Notes may not be withdrawn, subject to the limited circumstances described in "—Withdrawal of Tenders; Revocation of Consents" below.

        We will have the right, which may be waived, to reject the defective tender of Existing Notes as invalid and ineffective. If we waive our rights to reject a defective tender of Existing Notes, subject to the other terms and conditions set forth in the Offer Documents, you will be entitled to the Interim Notes.

        Tender of Existing Notes pursuant to the exchange offer will be accepted only in principal amounts equal to $1,000 or any multiple thereof; provided that any Holder may tender all Existing Notes held by such Holder, even if the aggregate principal amount of those Existing Notes is not a multiple of $l,000.

        We will pay or cause to be paid all transfer taxes with respect to the exchange of any Existing Notes unless the box titled "Special Issuance Instructions" or the box titled "Special Delivery Instructions" on the Letter of Transmittal and Consent has been completed, as described in the instructions thereto.

Accrued Interest

        If Existing Notes are tendered and accepted for exchange pursuant to the exchange offer, the Holders of such Existing Notes will not be entitled to accrued and unpaid interest on those Existing Notes, but interest shall accrue on the Interim Notes, if they are not redeemed in the Mandatory Redemption, from and after November 15, 2009.

        Under no circumstances will any special interest be payable because of any delay in the transmission of funds or Interim Notes to you with respect to exchanged Existing Notes or otherwise.

        We will pay all fees and expenses of the Exchange Agent and the Information Agent in connection with the exchange offer.

PROCEDURES FOR TENDERING EXISTING NOTES

General

        In order to participate in the exchange offer, you must tender your Existing Notes to the Exchange Agent as described below. It is your responsibility to tender your Existing Notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

        If you have any questions or need help in tendering your Existing Notes, please contact the Information Agent or the Exchange Agent whose addresses and telephone numbers are listed on the back cover page of this Offering Memorandum.

        The method of delivery of Existing Notes, Letters of Transmittal and Consent and Notices of Guaranteed Delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Letters of Transmittal and Consent or Existing Notes or Notice of Guaranteed Delivery should be sent to FiberTower Corporation.

Proper Tender

        All Existing Notes are currently held in book-entry form through DTC. Except as set forth below with respect to ATOP procedures, for a holder to tender Existing Notes pursuant to the exchange offer, a properly completed and duly executed Letter of Transmittal and Consent (or a facsimile thereof), together with any signature guarantees and any other documents required by the Instructions to the Letter of Transmittal and Consent, or an Agent's Message in lieu thereof, must be received by the Exchange Agent at the address or facsimile number set forth on the back cover of this Offering Memorandum prior to the Expiration Time, and either (1) the Existing Notes must be transferred pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Exchange Agent, or (2) a holder must comply with the guaranteed delivery procedures described below, in each case on or prior to the Expiration Time.

        In all cases, the exchange of Existing Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of:

  •
  a Book-Entry Confirmation with respect to such Existing Notes;

  •
  the Letter of Transmittal and Consent (or a facsimile thereof) properly completed and duly executed, or an Agent's Message in lieu thereof; and

  •
  any required signature guarantees and other documents required by the Letter of Transmittal and Consent.

Deemed Consent by Tender

        The tender of Existing Notes pursuant to the exchange offer and in accordance with the procedures described in the Offer Documents will be deemed to automatically constitute delivery of a consent with respect to the Existing Notes tendered, except as provided herein. All references to procedures for tendering Existing Notes shall include such deemed delivery of consents.

Tender Procedures for Notes Held Through a Custodian

        If you are a beneficial owner of Existing Notes, but the Holder is a custodial entity such as a bank, broker, dealer, trust company or other nominee, and you seek to tender Existing Notes, you must provide appropriate instructions to such Holder in order to tender through ATOP with respect to such Existing Notes. Beneficial owners may be instructed to complete and deliver an instruction letter to such Holder for this purpose. We urge you to contact such person that holds Existing Notes for you if you wish to tender your Existing Notes.

Book-Entry Transfer

        The Exchange Agent has or will establish an account with respect to the Existing Notes at DTC for purposes of the exchange offer, and any financial institution that is a participant in the DTC system (a "DTC Participant") and whose name appears on a security position listing as the record owner of the Existing Notes may make book-entry delivery of Existing Notes by causing DTC to transfer the Existing Notes into the Exchange Agent's account at DTC in accordance with DTC's procedure for transfer. Although delivery of Existing Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, either an Agent's Message or a Letter of Transmittal and Consent (or a facsimile thereof) properly completed and duly executed, along with any required signature guarantees and any other required documents, must be transmitted to and received by the Exchange Agent at one of the addresses set forth on the back cover of this Offering Memorandum prior to the Expiration Time.

Tender of Notes Through ATOP

        In lieu of physically completing and signing the Letter of Transmittal and Consent and delivering it to the Exchange Agent, DTC participants may electronically transmit their acceptance of the exchange offer through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the exchange offer and send an Agent's Message to the Exchange Agent for its acceptance.

        If a Holder transmits its acceptance through ATOP, delivery of such tendered Existing Notes must be made to the Exchange Agent pursuant to the book-entry delivery procedures set forth herein. Unless such Holder delivers the Existing Notes being tendered to the Exchange Agent by book-entry delivery, we may, at our option, treat such tender as defective for purposes of delivery of tenders, acceptance for exchange and the right to receive Interim Notes. Delivery of documents to DTC (physically or by electronic means) does not constitute delivery to the Exchange Agent. If you desire to tender your Existing Notes prior to the Expiration Time, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date.

Guaranteed Delivery Procedures

        If you are a registered holder of Existing Notes, you may elect to tender your Existing Notes prior to the Expiration Time; provided:

          (1)   the tender is made through an eligible institution;

          (2)   prior to the Expiration Time, the Exchange Agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed Letter of Transmittal and Consent and Notice of Guaranteed Delivery, substantially in the form provided by us, stating:

    •
    the name and address of the holder of Existing Notes;

    •
    the amount of Existing Notes tendered;

    •
    the tender is being made by delivering that Notice and guaranteeing that within three NASDAQ trading days after the Expiration Date, a Book-Entry Confirmation will be deposited by that eligible institution with the Exchange Agent; and

          (3)   a Book-Entry Confirmation is received by the Exchange Agent within three NASDAQ trading days after the Expiration Date.

Signature Guarantees

        Signatures on all Letters of Transmittal and Consent must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor"), unless the Letter of Transmittal and Consent is delivered, and any Existing Notes tendered thereby are tendered (i) by a registered Holder of Existing Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Existing Notes) who has not completed either the box entitled "Special Delivery Instructions" or "Special Issuance Instructions" on the Letter of Transmittal and Consent or (ii) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"). If the Existing Notes are registered in the name of a person other than the signer of the Letter of Transmittal and Consent, or if Existing Notes not accepted for exchange or not tendered are to be returned to a person other than such Holder, then the signatures on the Letters of Transmittal and Consent accompanying the tendered Existing Notes must be guaranteed by a Medallion Signature Guarantor as described above.

Determination of Validity of Tenders

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tendered Existing Notes pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Existing Notes determined by us not to be in proper form, or if the acceptance of or exchange of such Existing Notes may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any conditions to the exchange offer that we are legally permitted to waive.

        Your tender will not be deemed to have been made until all defects or irregularities in your tender have been cured or waived. All questions as to the form and validity (including time of receipt) of any delivery or withdrawal of a tender will be determined by us in our sole discretion, which determination shall be final and binding. Neither we, the Exchange Agent, the Information Agent nor any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Existing Notes, or will incur any liability for failure to give any such notification.

Please send all materials to the Exchange Agent only and not to us.

WITHDRAWAL OF TENDERS; REVOCATION OF CONSENTS

        Your right to withdraw Existing Notes tendered (and also thereby revoke the consent deemed delivered with such Existing Notes) will expire at the Expiration Time. Withdrawal of Existing Notes prior to the Expiration Time also constitutes revocation of consent with respect to such Existing Notes; provided, however, each Holder who has entered into a support agreement with us in connection with the exchange offer has agreed that, except in certain limited circumstances, its consent to the Proposed Amendments will remain valid if we consummate the exchange offer, even if it withdraws its tender of Existing Notes in the exchange offer. Consents may only be revoked by properly withdrawing such tendered Existing Notes. You may not withdraw Existing Notes after the Expiration Time.

        Subject to applicable law, if, for any reason whatsoever, acceptance for exchange of or exchange of any Existing Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Existing Notes) or we extend the exchange offer or are unable to accept for exchange or exchange the Existing Notes tendered pursuant to the exchange offer, we may instruct the Exchange Agent to retain tendered Existing Notes, and those Existing Notes may not be withdrawn, except to the extent that you are entitled to the withdrawal rights set forth herein.

        To be effective, a written or facsimile transmission notice of withdrawal of a tender or a properly transmitted "Request Message" through DTC's ATOP system must:

  •
  be received by the Exchange Agent at one of the addresses specified on the back cover of this Offering Memorandum prior to the Expiration Time;

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  specify the name of the holder of the Existing Notes to be withdrawn;

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  contain the description of the Existing Notes to be withdrawn and the aggregate principal amount represented by such Existing Notes; and

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  be signed by the holder of the Existing Notes in the same manner as the original signature on the Letter of Transmittal and Consent or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Existing Notes into the name of the person withdrawing the Existing Notes.

        If the Existing Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon receipt by the Exchange Agent of written or facsimile transmission of the notice of withdrawal or revocation (or receipt of a Request Message) even if physical release is not yet effected. A withdrawal of Existing Notes can only be accomplished in accordance with the foregoing procedures.

        If you withdraw Existing Notes, you will have the right to re-tender the Existing Notes on or prior to the Expiration Time in accordance with the procedures described above for tendering outstanding Existing Notes.

        If we amend or modify the terms of the exchange offer and consent solicitation, or the information concerning the exchange offer and consent solicitation, in a manner determined by us to constitute a material change to the Holders, we will disseminate additional exchange offer and consent solicitation materials and extend the period of the exchange offer and consent solicitation, including any withdrawal rights, to the extent required by law and as we determine necessary. An extension of the Expiration Time will not affect a holder's withdrawal rights, unless otherwise provided or as required by applicable law.

CONDITIONS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION

        Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange or to exchange Notes tendered pursuant to the exchange offer, and may terminate, amend or extend the exchange offer or delay or refrain from accepting for exchange, or exchanging, the Notes or transferring any exchange consideration, if any of the following shall occur:

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  consents representing at least a majority of the aggregate principal amount of the Existing Notes approving the Proposed Amendments are not delivered;

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  any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority that prohibits or materially restricts the consummation of the exchange offer or consent solicitation;

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  there shall be instituted or pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, that, in our reasonable judgment, following the receipt of advice of counsel, would make the acceptance for exchange of, or exchange of, some or all of the Existing Notes pursuant to the exchange offer illegal;

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  there shall have occurred or be likely to occur any event affecting our business or financial affairs that, in our reasonable judgment, would prevent or materially restrict or delay consummation of the exchange offer and consent solicitation; or

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  our applications for qualification of the Interim Indenture and New Indenture on Form T-3 are not declared effective by the SEC.

        As to the first condition listed above, we have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions. In addition, our obligation to issue any Interim Notes is conditioned upon our acceptance of Existing Notes for exchange pursuant to the exchange offer.

        These conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, or may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion. We may additionally terminate the exchange offer if any condition is not satisfied prior to the Expiration Time. If any of these events occur, subject to the termination rights described above, we may (i) return tendered Existing Notes to you, (ii) extend the exchange offer and consent solicitation and retain all tendered Existing Notes until the expiration of the extended exchange offer and consent solicitation, or (iii) amend the exchange offer and consent solicitation in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.

        We have not made a decision as to what circumstances would lead us to waive any condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of the exchange offer. We will give Holders notice of such amendments as may be required by applicable law.

        Subject to the terms and conditions of the exchange offer and consent solicitation, we will accept tendered Existing Notes for exchange at the Settlement Date. If we do not accept tendered Existing Notes for exchange in the exchange offer, the Proposed Amendments will not become effective.

FINANCIAL ADVISOR, EXCHANGE AGENT AND INFORMATION AGENT

Financial Advisor

        Houlihan Lokey Howard & Zukin Capital, Inc. has been appointed as the financial advisor ("Financial Advisor") to us in connection with the exchange offer and consent solicitation. The Financial Advisor will not be making any recommendation with regard to the merits of the exchange offer and will not be soliciting, or participating in any solicitation of, any consents from any Holders in connection with the exchange offer and consent solicitation.

        The Board of Directors has engaged RBC Capital Markets Corporation to provide an opinion with respect to the fairness, from a financial point of view, to the current holders of the Company's common stock of the consideration to be received by the holders of the Existing Notes pursuant to the exchange offer. RBC Capital Markets Corporation will not be making any recommendation or rendering any opinion with regard to fairness of the exchange offer to the holders of the Existing Notes or any other persons and will not be soliciting, or participating in any solicitation of, any consents from any Holders in connection with the exchange offer and consent solicitation.

Exchange Agent

        D. F. King & Co., Inc. has been appointed the Exchange Agent for the exchange offer. Letters of Transmittal and Consent and Notices for Guaranteed Delivery and all correspondence in connection with the exchange offers should be sent or delivered by each Holder of Existing Notes, or a beneficial owner's custodian bank, depositary, broker, trust company or other nominee, to the Exchange Agent at the addresses and telephone numbers set forth on the back cover page of this Offering Memorandum. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

        D. F. King & Co., Inc. has been appointed as the Information Agent for the exchange offer, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this Offering Memorandum or the Letter of Transmittal and Consent should be directed to the Information Agent at the address and telephone numbers set forth on the back cover page of this Offering Memorandum. Holders of Existing Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer and consent solicitation.

 THE PROPOSED AMENDMENTS

        The description of the terms of the Existing Indenture and the Proposed Amendments set forth below is only a summary and is qualified in its entirety by reference to (i) the terms and conditions of the Existing Indenture and the Existing Notes as currently in effect and (ii) the relevant terms of the Existing Indenture and the Existing Notes as proposed to be modified by the Proposed Amendments, which will be substantially in the form of the Supplemental Indenture included as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under "Where You Can Find More Information." Each Holder should carefully review this entire Offering Memorandum, the form of Supplemental Indenture and the Existing Indenture before granting a consent. We are seeking consents to all the Proposed Amendments as a single proposal. Accordingly, a consent purporting to consent to only a portion of the Proposed Amendments will not be valid. Capitalized terms used herein that are not defined in this description of the Proposed Amendments will have the meanings assigned to them in the Existing Indenture unless otherwise indicated.

        Concurrently with the exchange offer and subject to the terms and conditions contained in this Offering Memorandum, we are conducting the consent solicitation for the Proposed Amendments to the Existing Indenture to eliminate or amend substantially all of the restrictive covenants and modify certain of the events of default and various other provisions contained in the Existing Indenture.

        The Proposed Amendments include, among other things, the deletion of the provisions summarized below from the Existing Indenture.

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  Repurchase at Option of Holder Upon a Designated Event (Section 3.08).  Section 3.08 of the Existing Indenture requires FiberTower to offer to repurchase Existing Notes at a purchase price equal to 101% of the accreted principal amount upon certain specified change of control events and upon certain events relating to the delisting of the common stock from a national stock exchange.

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  Offer to Purchase by Application of Excess Proceeds (Section 3.09).  Section 3.09 of the Existing Indenture requires FiberTower to offer to repurchase Existing Notes in certain specified instances with the proceeds of asset sales.

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  Reports (Section 5.03).  Section 5.03 of the Existing Indenture requires FiberTower to provide specific periodic reports to the Holders. This section of the Existing Indenture will be replaced with a new section requiring FiberTower to comply with Section 314(a) of the Trust Indenture Act, or TIA.

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  Compliance Certificate (Sections 5.04(b) and (c)).  Sections 5.04(b) and (c) of the Existing Indenture require FiberTower to provide the trustee an annual statement of its auditors that they are not aware of violations of covenants in the Existing Indenture and to notify the Trustee of any Default or Event of Default.

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  Taxes (Section 5.05).  Section 5.05 of the Existing Indenture requires FiberTower and the Guarantors to pay prior to delinquency all material taxes, assessments and governmental levies except in limited circumstances.

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  Stay, Extension and Usury Laws (Section 5.06).  Section 5.06 of the Existing Indenture restricts the ability of FiberTower and the Guarantors to take advantage of certain laws which might prohibit or forgive FiberTower's or the Guarantors' payment of amounts due on the Existing Notes.

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  Restricted Payments (Section 5.07).  Section 5.07 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries (as defined in the Existing Indenture) to, among other things, pay dividends, purchase, redeem or otherwise acquire stock, make payments on indebtedness subordinate to the Existing Notes and make certain types of investments.

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  Dividends and Other Payment Restrictions Affecting Subsidiaries (Section 5.08).  Section 5.08 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to restrict the ability of any of the Restricted Subsidiaries to pay dividends, make loans or transfer assets to FiberTower or the other Restricted Subsidiaries.

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  Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock (Section 5.09).  Section 5.09 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to incur indebtedness or issue any shares of preferred stock.

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  Asset Sales (Section 5.10).  Section 5.10 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to consummate an asset sale, and limits what FiberTower and the Restricted Subsidiaries may do with the proceeds of a permitted asset sale.

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  Transactions with Affiliates (Section 5.11).  Section 5.11 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to engage in transactions with affiliates.

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  Liens (Section 5.12).  Section 5.12 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to incur liens.

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  Conduct of Business (Section 5.13).  Section 5.13 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to engage in certain types of businesses.

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  Issuance and Sale of Capital Stock of Restricted Subsidiaries (Section 5.15).  Section 5.15 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to sell capital stock in a Restricted Subsidiary.

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  Maintenance of Insurance (Section 5.16).  Section 5.16 of the Existing Indenture requires FiberTower, the Guarantors and the Restricted Subsidiaries to maintain certain insurance.

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  Payments for Consent (Section 5.17).  Section 5.17 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to make payments for consents unless the payment is offered to all Holders who consent.

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  Additional Guarantees (Section 5.18).  Section 5.18 of the Existing Indenture requires FiberTower to cause any new domestic Restricted Subsidiary to provide a guarantee of the Existing Notes.

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  Anti-Layering (Section 5.19).  Section 5.19 of the Existing Indenture restricts FiberTower's ability and the ability of the Restricted Subsidiaries to incur indebtedness that is subordinated to other indebtedness unless such subordinated indebtedness is similarly subordinated to the Existing Notes.

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  Further Assurances Relating to Collateral (Section 5.20).  Section 5.20 of the Existing Indenture requires FiberTower and the Guarantors to deliver further agreements to the Collateral Agent or Trustee as may be requested to more fully or accurately describe any Collateral.

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  Real Estate Mortgages and Filings (Section 5.21).  Section 5.21 of the Existing Indenture requires FiberTower and the Restricted Subsidiaries to provide mortgages on real property acquired for a purchase price of greater than $1.0 million.

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  Corporate Existence (Section 5.22).  Section 5.22 of the Existing Indenture requires FiberTower to preserve and keep in full force and effect the corporate existence, rights, licenses and franchises of FiberTower and its subsidiaries.

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  Liquidated Damages (Section 5.23).  Section 5.23 of the Existing Indenture requires FiberTower to deliver certain certificates to the Trustee in the event FiberTower is required to pay Liquidated Damages pursuant to the registration rights agreement entered into in connection with the issuance of the Existing Notes.

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  Successors (Article 6).  Article 6 of the Existing Indenture restricts FiberTower and the Restricted Subsidiaries from entering into certain mergers, consolidations or sales of assets. Article 6 will be replaced with a more permissive provision that contains fewer restrictions on mergers, consolidations and sales of assets.

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  Events of Default (Section 7.01(4) and (6)-(13)).  Section 7.01(4) of the Existing Indenture declares an event of default to have occurred if FiberTower fails to comply with any of the provisions of Sections 3.08 (Repurchase at Option of Holder Upon a Designated Event), 5.07 (Limitation on Restricted Payments), 5.09 (Limitation on Incurrence of Additional Indebtedness an Issuance of Preferred Stock), 5.10 (Asset Sales) or 6.01 (Merger, Consolidation or Sale of Assets) of the Existing Indenture. Section 7.01(6) declares an event of default to have occurred if FiberTower or any Restricted Subsidiary fails to pay any indebtedness within any applicable grace period or the acceleration of any indebtedness by the holders thereof and the total amount of such unpaid or accelerated indebtedness at any time exceeds $10.0 million. Section 7.01(7) declares an event of default to have occurred if a final judgment for the payment of money is entered by a court of competent jurisdiction against FiberTower or any Restricted Subsidiary and such judgment is not paid, discharged or stayed for a period of 60 days, provided that the aggregate of all such undischarged judgments exceeds $10.0 million. Section 7.01(8) declares an event of default to have occurred if certain of FiberTower's FCC licenses are revoked, cancelled or relinquished. Section 7.01(9) declares an event of default to have occurred if FiberTower or any Restricted Subsidiary pursuant to or within the meaning of bankruptcy law commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors or generally is not paying its debts as they become due. Section 7.01(10) declares an event of default to have occurred if a court of competent jurisdiction enters an order or decree under bankruptcy law for relief against FiberTower or any Restricted Subsidiary in an involuntary case, appoints a custodian of it or for all or substantially all of its property, or orders its liquidation. Section 7.01(11) declares an event of default to have occurred if any Collateral Agreement ceases to be in full force and effect, subject to certain exceptions. Section 7.01(12) declares an event of default to have occurred if FiberTower or any Restricted Subsidiary contests any Collateral Agreement. Section 7.01(13) declares an event of default to have occurred if any Note Guarantee ceases to be in full force and effect or any Guarantor denies its liability under its Note Guarantee.

        The Proposed Amendments would also provide that each of the existing Collateral Agreements (including the form of Intercreditor Agreement) will be amended to reflect the transactions described in this Offering Memorandum and to conform such Collateral Agreements to the description set forth in "Description of the Interim Notes—Security" in this Offering Memorandum.

        Commencing with the closing of the Exchange Offer until the Mandatory Redemption, the rights of the holders of the Existing Notes, the Interim Notes, any lenders party to a working capital facility and any holders of Pari Passu Indebtedness shall be governed by an intercreditor agreement which is substantially in the form of Exhibit A to the omnibus intercreditor agreement attached as Exhibit G to the Interim Notes Indenture, which is filed as an exhibit to the Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under "Where You Can Find More Information." See the description of the Intercreditor Agreement (Interim Notes) set forth under "Description of the Interim Notes—Security—Intercreditor Agreement (Interim Notes)" in this Offering Memorandum. From and after the Mandatory Redemption, the rights of the holders of the Existing Notes, the New Notes and any lenders party to a working capital facility shall be governed by an intercreditor agreement which is substantially in the form of Exhibit B to the omnibus intercreditor agreement attached as Exhibit F to the New Notes Indenture, which is filed as an exhibit to the Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under

"Where You Can Find More Information." See the description of the Intercreditor Agreement (New Notes) set forth under "Description of the New Notes—Security—Intercreditor Agreement (New Notes)" in this Offering Memorandum.

        The Proposed Amendments would also add a covenant that provides that, if we form the new subsidiary to which we transfer our FCC licenses and that subsidiary provides a guarantee of the Interim Notes or the New Notes, such subsidiary would also provide a guarantee of the Existing Notes on a subordinated basis.

        The Proposed Amendments would also make certain other changes in the Existing Indenture and the Existing Notes of a technical or conforming nature, including the deletion of those definitions from the Existing Indenture and the Existing Notes that are used only in provisions that would be eliminated as a result of the elimination or modification of the foregoing provisions and cross references to the provisions in the Existing Indenture and the Existing Notes that have been deleted as a result of the Proposed Amendments will be revised to reflect such deletions.

        The Proposed Amendments constitute a single proposal and a tendering Holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to only certain aspects of the Proposed Amendments. A tender by any Holder of Existing Notes in the exchange offer will constitute an approval by such Holder of the Proposed Amendments. In order to amend the Existing Indenture and the related collateral agreements, consents are needed from Holders of a majority in aggregate principal amount of all outstanding Existing Notes. The exchange offer is conditioned on, among other things, the delivery, without revocation, of consents approving the Proposed Amendments with respect to at least 50% of the total principal amount outstanding of the Existing Notes prior to the Expiration Time and that our applications for qualification of the Interim Indenture and the New Indenture on Form T-3 are declared effective by the SEC. We have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions. The Proposed Amendments will not become operative unless and until the exchange offer is consummated.

        The Proposed Amendments will be embodied in the Supplemental Indenture. The Supplemental Indenture will become effective upon execution by FiberTower, the Guarantors and the Trustee in connection with the consummation of the exchange offer if all conditions precedent to the exchange offer have been satisfied or validly waived and we have irrevocably accepted for exchange in the exchange offer all validly tendered Existing Notes (other than those Existing Notes that have been validly withdrawn). Thereafter, the Proposed Amendments will be binding with respect to all Existing Notes then outstanding. If the exchange offer is terminated or withdrawn, or the Existing Notes are not accepted for purchase, the Supplemental Indenture will not become operative.

        If the exchange offer is consummated, Holders who do not elect to participate in the exchange offer may be adversely affected in several ways, including by the fact that the Existing Indenture and related collateral agreements will be amended in a manner that (i) will provide that the liens on the collateral securing the Interim Notes and the New Notes will rank ahead of the liens securing the Existing Notes and (ii) will provide substantially less covenant and event of default protection than currently exists under the Existing Indenture. To the extent Existing Notes are validly tendered and accepted in the exchange offer, the trading market, if any, for the untendered Existing Notes will likely be adversely affected.

 COMPARISON OF TERMS OF NOTES

        The following table highlights some of the differences in the terms of the Existing Notes (prior to the effectiveness of the Proposed Amendments), the Interim Notes and the New Notes. Please refer to the "Description of the Interim Notes" and the "Description of the New Notes" for a more detailed description of the terms of the Interim Notes and the New Notes. The following table is qualified in its entirety by reference to the forms of indentures governing the Interim Notes and the New Notes, forms of which are included as exhibits to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under "Where You Can Find More Information."

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Issuer	FiberTower Corporation	Same.	Same.
Guarantors	All of the Company's current and future domestic restricted subsidiaries.

Same, and the Interim Notes will also be guaranteed on a senior basis by a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis.

Same as the Interim Notes.
Interest Rate	9.0% per annum, payable semi-annually on May 15 and November 15.	Same.

Same, although the interest payment dates will be different from the interest payment dates on the Existing Notes and the Interim Notes. See "Description of the New Notes—Principal, Maturity and Interest."

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Payment of Interest

Interest is payable, at the Company's option, through and including November 15, 2010, either in cash or by issuing additional Existing Notes, provided that if the Company elects to pay interest by issuing additional Existing Notes, the applicable interest rate increases to 11.0% per annum for that interest period. After November 15, 2010, interest is payable only in cash.

Same.

Interest is payable on each interest payment date one-third in cash and two-thirds by issuing additional New Notes. In addition, the Company will deposit in escrow an amount of cash sufficient, along with the earnings of the escrow deposit, to make the first six cash interest payments. See "Description of the New Notes—Principal, Maturity and Interest" and "Description of the New Notes—Escrow Account."

Maturity	November 15, 2012	Same.	Six years following the Mandatory Redemption Date. See "Description of the New Notes—Principal, Maturity and Interest."
Redemption at Maturity	The Existing Notes are redeemable at maturity at 125.411% of their principal amount.	Same.	Not applicable.
Conversion	The Existing Notes are convertible into shares of common stock of the Company at a current conversion price of $6.22 per share.	Same.	Not convertible.

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Share Issuance Cap on Conversion	No longer applicable to the Existing Notes as a result of the Company having obtained shareholder approval.

Not expected to be applicable to the Interim Notes, except as to the issuance of shares in the Mandatory Redemption, based on prior stockholder approval of the identical terms of the Existing Notes. However, if Nasdaq requires stockholder approval in order for the share issuance cap not to be applicable, the Company has no obligation to seek such stockholder approval. See "Description of the Interim Notes—Share Issuance Cap."

Not applicable.

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Security

The Existing Notes are secured, to the extent permitted by law, by a first priority pledge (subject to permitted liens) of substantially all of our and our existing and future domestic restricted subsidiaries' assets, other than certain excluded assets, and by a first priority pledge (subject to permitted liens) of the stock of each of our existing and future domestic restricted subsidiaries, the stock of any unrestricted subsidiary owned by any such domestic restricted subsidiaries and, subject to certain limitations, the stock of any foreign restricted subsidiary owned by such domestic restricted subsidiaries, subject in each case to (1) a prior lien to secure a working capital facility up to an aggregate principal amount of $50.0 million; and (2) at any time after our Field EBITDA has equaled or exceeded specified levels, a pari passu lien on such assets and capital stock (other than the assets and capital stock of our subsidiaries that hold our 24GHz or 39GHz FCC licenses) to secure up to $250.0 million of other indebtedness, subject to specified limitations, pursuant to the terms of an existing intercreditor agreement.

Substantively the same as the Existing Notes, except such security interests are also subject to a second priority lien on such assets and capital stock (other than the assets and capital stock of the future subsidiary to which the Company will, subject to FCC approval, transfer its existing FCC licenses) securing the Existing Notes after the effectiveness of the Proposed Amendments. The Company and the Guarantors will enter into new collateral agreements and Intercreditor Agreement (Interim Notes) with regard to the Interim Notes that may in certain instances provide additional security. See "Description of the Interim Notes."

The New Notes will initially be secured, to the extent permitted by law, by a first priority pledge (subject to permitted liens) of substantially all of our and our existing and future domestic restricted subsidiaries' assets, other than certain excluded assets, and by a first priority pledge (subject to permitted liens) of the stock of each of our existing and future domestic restricted subsidiaries, the stock of any unrestricted subsidiary owned by any such domestic restricted subsidiaries and, subject to certain limitations, the stock of any foreign restricted subsidiary owned by such domestic restricted subsidiaries, subject in each case to (1) a prior lien on current assets and a pari passu lien on long-term assets to secure a working capital facility up to an aggregate principal amount of $20.0 million; and (2) a second priority lien on such assets and capital stock (other than the assets and capital stock of the future subsidiary to which the Company will, subject to FCC approval, transfer its existing FCC licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (New Notes). See "Description of the New Notes."

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
New License Subsidiary	See disclosure relating to Interim Notes.	The Interim Notes will be guaranteed on a senior basis by a future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval), which subsidiary will guarantee the Existing Notes on a subordinated basis. See "Description of the Interim Notes—Certain Covenants—Formation of New License Subsidiary; Transfer of FCC Licenses."	Same as the Interim Notes.
Mandatory Redemption	Not applicable.

The Interim Notes are subject to mandatory redemption upon the satisfaction or, with respect to certain conditions, the waiver by the holders of a majority of the outstanding principal amount of the Interim Notes, of specified conditions. The mandatory redemption price will be a combination of cash, shares of our common stock, and New Notes. See "Description of the Interim Notes—Mandatory Redemption."

Not applicable.

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Optional Redemption

The Existing Notes are not redeemable before November 15, 2010. If our common stock has traded at or above 150% of the then effective conversion price for 20 of any 30 consecutive trading days, and the daily trading volume for each such trading day, when multiplied by the closing sale price for such trading day, equals at least $8.0 million, we may redeem any of the Existing Notes, in whole or in part at any time on or after November 15, 2010. Upon any such optional redemption, we will pay a redemption price equal to 100% of the aggregate accreted principal amount of the Existing Notes to be redeemed, plus accrued and unpaid interest.

Same.

Prior to the date that is four years prior to the maturity date of the New Notes, we are entitled to redeem the New Notes, in whole or in part, at a redemption price equal to the principal amount of the New Notes to be redeemed plus the Applicable Premium plus accrued and unpaid interest to the date of redemption. The term "Applicable Premium" is defined under "Description of the New Notes—Optional Redemption."
On or after the date that is four years prior to the maturity date of the New Notes, we may redeem the New Notes, in whole or in part, at the prices listed under "Description of the New Notes—Optional Redemption," plus accrued and unpaid interest to the date of redemption. See "Description of the New Notes—Optional Redemption."

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Repurchase Upon a Designated Event or Fundamental Change

If a designated event (as defined in the indenture governing the Existing Notes, and which generally includes events relating to certain changes in control of the Company or delisting of the shares of common stock of the Company) occurs prior to maturity, holders may require the Company to repurchase all or part of their Existing Notes for cash at a repurchase price equal to 101% of their aggregate accreted principal amount, plus accrued and unpaid interest, up to but excluding the repurchase date.

Same, except the indenture governing the Interim Notes contains an updated list of entities that, if they were to obtain control of the Company, would not trigger an obligation to make an offer to repurchase.

If a fundamental change (as defined in the indenture governing the New Notes, and which generally includes events relating to certain changes in control of the Company) occurs prior to maturity, holders may require the Company to repurchase all or part of their New Notes for cash at a repurchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, up to but excluding the repurchase date.

Events of Default

If an event of default on the Existing Notes has occurred and is continuing, the aggregate accreted principal amount of the Existing Notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default.

Same.

If an event of default on the New Notes has occurred and is continuing, the aggregate principal amount of the New Notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of the New Notes—Events of Default."

	Existing Notes (before the Proposed Amendments)	Interim Notes	New Notes
Restrictive Covenants	The indenture governing the Existing Notes restricts, among other things, our and our restricted subsidiaries' ability to:

Same, with additional covenants regarding the future subsidiary to which the Company will be obligated to transfer its existing FCC licenses (subject to FCC approval). See "Description of the Interim Notes—Certain Covenants."

Same as the Interim Notes, but with certain minor modifications to the covenants, which modifications generally impose additional limits to the exceptions and qualifications to the covenants applicable to the New Notes but, in certain instances, are intended to increase the Company's operating flexibility. See "Description of the New Notes—Certain Covenants."

• borrow additional money;

•       make certain restricted payments, including, but not limited to, paying dividends on our stock or our restricted subsidiaries' stock, or issuing, selling or repurchasing our stock or our restricted subsidiaries' stock;

• transfer or sell assets;
• create liens;
• create restrictions on the ability of our subsidiaries to pay dividends or make loans to us;
• merge or consolidate;
• enter into transactions with affiliates; and
• engage in certain business activities.
The covenants are subject to important exceptions and qualifications.

 DESCRIPTION OF THE INTERIM NOTES

        We will issue the Interim Notes under an indenture (the "Interim Indenture"), among the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee (the "Trustee") and Collateral Agent (the "Collateral Agent") upon consummation of the Exchange Offer. The Collateral Agreements, including the Intercreditor Agreement (Interim Notes), referred to below under "—Security" define the terms of the pledges that secure the Interim Notes. We summarize below the material provisions of the Interim Indenture and the Collateral Agreements, including the Intercreditor Agreement (Interim Notes), but do not include all of the provisions of the Interim Indenture and the Collateral Agreements, including the Intercreditor Agreement (Interim Notes). We urge you to read the Interim Indenture and the Collateral Agreements, including the Intercreditor Agreement (Interim Notes), because they, and not this description, define the rights of the holders of the Interim Notes. The terms of the Interim Notes include those stated in the Interim Indenture and the Collateral Agreements, including the Intercreditor Agreement (Interim Notes), and those made part of the Interim Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). You can obtain a copy of the Interim Indenture and the Intercreditor Agreement (Interim Notes) upon request from us. You can find definitions of certain capitalized terms used in this description below under "—Certain Definitions." When we refer to the "Company" in this section we mean FiberTower Corporation, the issuer of the Interim Notes, and not its Subsidiaries.

        The Trustee will initially act as paying agent and registrar for the Interim Notes. You may present Interim Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate office. No service charge will be made for any registration of transfer or exchange or redemption of Interim Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to the holders of the Interim Notes (the "Interim Note Holders"). We will pay principal (and premium, if any) on the Interim Notes at the Trustee's office in New York, New York. At our option, we may pay interest on the Interim Notes, at the Trustee's corporate trust office or by check mailed to the registered address of each Interim Note Holder.

Brief Description of the Interim Notes and the Guarantees

The Interim Notes

        The Interim Notes:

  •
  will be senior secured obligations of the Company;

  •
  will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets of the Company and its existing and future Domestic Restricted Subsidiaries (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License), other than Excluded Assets, and a first priority pledge (subject to Permitted Liens) of the Capital Stock of the Company's existing and future Domestic Restricted Subsidiaries, subject to (1) a prior lien to secure a Working Capital Facility up to an aggregate principal amount of $50.0 million, (2) at any time after the Company's Field EBITDA has equaled or exceeded $75.0 million, on an annualized basis, for two consecutive fiscal quarters for which financial statements are available, a pari passu lien on such assets and Capital Stock (other than the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses) to secure up to $250.0 million of other Indebtedness in an amount equal to 1.50 times the amount of net cash proceeds from the issuance of Equity Interests (other than Disqualified Stock) after the date of the Interim Indenture (other than resulting from the conversion of the Existing Notes or the Interim Notes), and (3) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of

    FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (Interim Notes);

  •
  will rank equally in right of payment with all other senior obligations of the Company, including the Existing Notes, and senior in right of payment to all Indebtedness that by its terms is subordinated to the Interim Notes;

  •
  will rank senior, as to Collateral, to the Existing Notes and to all of the Company's existing and future unsecured Indebtedness; and

  •
  will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company's existing and future Domestic Restricted Subsidiaries, as set forth under "—The Guarantees" below.

The Guarantees

        The Interim Notes will be fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future Domestic Restricted Subsidiaries, including the New License Subsidiary (each, a "Guarantor" and, collectively, the "Guarantors"). The New License Subsidiary will be a guarantor of the Existing Notes on a subordinated basis. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. Each Guarantee of a Guarantor:

  •
  will be a senior secured obligation of such Guarantor;

  •
  will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets owned by such Guarantor (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License) and a first priority pledge (subject to Permitted Liens) of the Capital Stock of such Guarantor, subject to (1) a prior lien to secure a Working Capital Facility up to an aggregate principal amount of $50.0 million, (2) at any time after the Company's Field EBITDA has equaled or exceeded $75.0 million, on an annualized basis, for two consecutive fiscal quarters for which financial statements are available, a pari passu lien on such assets and Capital Stock (other than the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses) to secure up to $250.0 million of other Indebtedness in an amount equal to 1.50 times the amount of net cash proceeds from the issuance of Equity Interests (other than Disqualified Stock) after the date of the Interim Indenture (other than resulting from the conversion of the Interim Notes), and (3) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (Interim Notes);

  •
  will rank equally in right of payment with all other senior obligations of such Guarantor, including the guarantees of the Existing Notes (except with respect to the guarantee of the Existing Notes by the New License Subsidiary, which will be subordinated), and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

  •
  will rank senior, as to Collateral, to such Guarantor's obligations under its guarantee of the Existing Notes, and to all of such Guarantor's existing and future unsecured Indebtedness.

Methods of Receiving Payments on the Interim Notes

        All principal of, and interest on, the Interim Notes will be paid by the Company to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and, with respect to

Interim Note Holders who hold certificated Interim Notes, if an Interim Note Holder has given wire transfer instructions to the Company, the Company will pay all principal of, and interest on, that Interim Note Holder's Interim Notes in accordance with those instructions. All other payments on the Interim Notes will be made at the office or agency of the Paying Agent and Registrar in the City of New York, Borough of Manhattan, unless the Company elects to make interest payments by check mailed to the Interim Note Holders at their address set forth in the register of Interim Note Holders.

Paying Agent and Registrar for the Interim Notes

        The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Interim Note Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange; Restrictions on Transfer

        The Registrar and the Trustee may require a Interim Note Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Interim Notes. Interim Note Holders will be required to pay all taxes due on transfer.

Principal, Maturity and Interest

        The Company will issue up to $327,002,783 in aggregate principal amount of Interim Notes in the Exchange Offer. The Company may issue an unlimited principal amount of additional Interim Notes (the "Additional Interim Notes") (i) under the Interim Indenture from time to time, subject to satisfaction of all of the covenants in the Interim Indenture, including the covenants described below under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and "—Certain Covenants—Limitation on Liens" or (ii) to pay interest on the Interim Notes. The Interim Notes and any Additional Interim Notes will be substantially identical other than, in certain cases, the issuance dates, issue prices and the dates from which interest will accrue. Any Additional Interim Notes issued will be secured, equally and ratably, with the Interim Notes.

        The Interim Notes and any Additional Interim Notes subsequently issued under the Interim Indenture will be treated as a single class for all purposes under the Interim Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. However, because any Additional Interim Notes may not be fungible with the Interim Notes for federal income tax purposes, they may have a different CUSIP number or numbers and may be represented by a different global Interim Note or Interim Notes. Unless the context otherwise requires, for all purposes of the Interim Indenture and this "Description of the Interim Notes," references to the Interim Notes include any Additional Interim Notes actually issued.

        The Company will issue Interim Notes in denominations of $1,000 and integral multiples of $1,000. The Interim Notes will mature on November 15, 2012.

        Interest on the Interim Notes will accrue at the rate of 9.00% per annum and will be payable in cash semi-annually in arrears on May 15 and November 15 of each year, commencing on May 15, 2010; provided, however, that if no Default has occurred and is continuing, then on either or both of May 15, 2010 and November 15, 2010, the Company may elect to make payments of interest in Additional Interim Notes in a principal amount equal to such interest amount (a "payment in kind election"), provided that if the Company elects to pay interest through the issuance of Additional Interim Notes, then:

            (i)  the interest rate applicable to the Interim Notes for the period to which such interest payment relates shall be 2.0% higher than the interest rate otherwise applicable to the Interim Notes;

           (ii)  the Company shall deliver to the Trustee and to the Interim Note Holders at least 20 days prior to the record date for such interest payment, a written notice setting forth the extent to which such interest payment will be made in the form of Additional Interim Notes; and

          (iii)  the Company shall deliver to the Trustee no later than one Business Day prior to such interest payment, an order to authenticate and deliver such Additional Interim Notes.

        The Additional Interim Notes will be identical to the originally issued Interim Notes, except that interest will begin to accrue from the date they are issued.

        Thereafter, interest on the Interim Notes will only be payable in cash at the rate of 9.00% per annum payable semi-annually in arrears on May 15 and November 15 of each year until the final maturity of the Interim Notes.

        Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the Interim Notes. The Company will make each interest payment to the Interim Note Holders of record on the immediately preceding May 1 and November 1.

        Interest on the Interim Notes will accrue from the date on which interest was most recently paid on the Existing Notes immediately prior to the consummation of the Exchange Offer or, if interest has already been paid on the Interim Notes, from the date it was most recently paid on the Interim Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Guarantees

        The full and prompt payment of the Company's payment obligations under the Interim Notes and the Interim Indenture will be guaranteed, jointly and severally, by the Guarantors. Each Guarantor will fully and unconditionally guarantee (each, a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each Interim Note Holder, the Trustee and the Collateral Agent, the full and prompt performance of the Company's Obligations under the Interim Indenture, the Interim Notes and the other Interim Indenture Documents, including the payment of principal of, interest on and premium, if any, on the Interim Notes. The Guarantee of each Guarantor will rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor, including such Guarantor's guarantee of the Existing Notes. The obligations of each Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Interim Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See "—Certain Covenants—Merger, Consolidation and Sale of Assets" and "—Certain Covenants—Limitation on Asset Sales."

        Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee, the Collateral Agent or any Interim Note Holder:

          (1)   if all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation and, in the case of a sale of Capital Stock, whether directly by transfer of Capital Stock issued by that Guarantor or indirectly by transfer of Capital Stock of other Subsidiaries that, directly or indirectly, own Capital Stock issued by such Guarantor) to a Person other than the Company or any other Guarantor, and the Company otherwise complies, to the extent applicable, with the "Limitation on Asset Sales" covenant;

          (2)   if the Company exercises its legal defeasance option as described under "—Legal Defeasance and Covenant Defeasance;" or

          (3)   upon satisfaction and discharge of the Interim Indenture or payment in full of the principal of, premium, if any, accrued and unpaid interest on the Interim Notes and all other Obligations under the Interim Indenture Documents that are then due and payable.

        The Trustee shall promptly deliver, at the Company's expense, an appropriate instrument evidencing such release upon receipt of a request by the Company accompanied by an officer's certificate certifying as to the compliance with these release provisions.

Security

Collateral

        The Interim Notes and the Guarantees will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets of the Company and its existing and future Domestic Restricted Subsidiaries (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License), other than Excluded Assets, and a first priority pledge (subject to Permitted Liens) of the Capital Stock of the Company's existing and future Domestic Restricted Subsidiaries subject to (1) a prior lien to secure a Working Capital Facility up to an aggregate principal amount of $50.0 million, (2) at any time after the Company's Field EBITDA has equaled or exceeded $75.0 million, on an annualized basis, for two consecutive fiscal quarters for which financial statements are available, a pari passu lien on such assets and Capital Stock (other than the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses) to secure up to $250.0 million of other Indebtedness (the "Pari Passu Indebtedness") in an amount equal to 1.50 times the amount of net cash proceeds from the issuance of Equity Interests (other than Disqualified Stock) after the date of the Interim Indenture (other than resulting from the conversion of the Interim Notes), and (3) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (Interim Notes).

        The Communications Act currently prohibits the grant of a security interest in an FCC License. As a result, although Interim Note Holders will be granted a security interest in the Capital Stock of the Subsidiaries that hold the Company's FCC Licenses, and in the proceeds of such licenses and authorizations, Interim Note Holders will not have a direct security interest in such licenses and authorizations. The Communications Act requires prior approval for any de facto or de jure change in control (as defined by the Communications Act) of a holder of an FCC License or any assignment of an FCC License. To the extent that the exercise of any right described herein (including, but not limited to, exercise of certain rights on an Event of Default or upon conversion of the Interim Notes) would result in a de facto or de jure change in control or assignment of an FCC License, any required FCC approval must be obtained prior to the exercise of such rights. All powers of the Collateral Agent under the Collateral Agreements, in its capacity as collateral agent thereunder, are subject to applicable provisions of the Communications Act.

Working Capital Facility; Existing Notes; Pari Passu Indebtedness

        The Existing Notes are and, when entered into, the Working Capital Facility and any Pari Passu Indebtedness will be, secured by Liens on substantially all of the assets of the Company and the Guarantors (other than the Excluded Assets, and the Pari Passu Indebtedness will not be secured by the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses). The relative priorities of the security interests granted in the Company's and the Guarantors' assets pursuant to the Interim Indenture, the Existing Notes Indenture, the Working Capital Facility and any instruments governing Pari Passu Indebtedness will be governed by the Intercreditor

Agreement (Interim Notes), more fully described below under "—Intercreditor Agreement (Interim Notes)." The Trustee will, on behalf of the Interim Note Holders and without requiring any action or consent therefrom, enter into the Intercreditor Agreement (Interim Notes) on such terms (except for necessary conforming revisions) establishing the relative priorities of the security interests granted in the Shared Collateral.

Intercreditor Agreement (Interim Notes)

        Concurrently with the closing of the Exchange Offer, the Company, the Guarantors that guarantee the Existing Notes, the Existing Notes Collateral Agent, on behalf of the holders of the Existing Notes, and the Collateral Agent, on behalf of the Interim Note Holders and the New Note Holders, will enter into an omnibus intercreditor agreement which shall attach as (i) Exhibit A thereto a form of intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Interim Indenture, the "Intercreditor Agreement (Interim Notes)"), which shall define the rights of the Existing Notes Collateral Agent and the holders of the Existing Notes and the rights of the Collateral Agent and the Interim Note Holders with respect to the Shared Collateral and, after the incurrence of the Working Capital Facility or any Pari Passu Indebtedness, shall define the rights of the holders of such indebtedness and their representatives with respect to the Shared Collateral, and (ii) Exhibit B thereto a form of intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Interim Indenture, the "Intercreditor Agreement (New Notes)"), which shall define the rights of the Existing Notes Collateral Agent and the holders of the Existing Notes and the rights of the Collateral Agent and the New Note Holders with respect to the Shared Collateral and, after the incurrence of the Working Capital Facility, shall define the rights of the holders of such indebtedness and their representatives with respect to the Shared Collateral.

Lien Priorities

        Pursuant to the Intercreditor Agreement (Interim Notes), the Collateral Agent, on behalf of itself, the Trustee and the Interim Note Holders, will agree that:

          (1)   any Lien on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) now or hereafter held by the Working Capital Facility Collateral Agent or any of the Senior Lenders will be senior and prior to any Lien on the Shared Collateral securing any or all of the Interim Note Obligations;

          (2)   any Lien on the Shared Collateral now or hereafter held by the Collateral Agent or any of the Interim Note Holders regardless of how or when acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap), in each case, on the terms and in the manner set forth in the Intercreditor Agreement (Interim Notes); and

          (3)   any Lien on the Shared Collateral securing any or all of the Pari Passu Obligations (subject to the principal amount thereof not exceeding the Pari Passu Indebtedness Cap) now or hereafter held by any Collateral Agent or any holder of Pari Passu Indebtedness will be pari passu to any Lien on the Shared Collateral securing any or all of the Interim Note Obligations, on the terms and in the manner set forth in the Intercreditor Agreement (Interim Notes).

        Pursuant to the Intercreditor Agreement (Interim Notes), the Existing Notes Collateral Agent, on behalf of itself, the Existing Notes Trustee and the holders of the Existing Notes, will agree that:

          (1)   any Lien on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness

  Cap) and the Interim Notes now or hereafter held by the Working Capital Facility Collateral Agent, any of the Senior Lenders or the Collateral Agent will be senior and prior to any Lien on the Shared Collateral securing any or all of the Existing Note Obligations;

          (2)   any Lien on the Shared Collateral now or hereafter held by the Existing Notes Collateral Agent or any of the holders of Existing Notes regardless of how or when acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and the Interim Notes, in each case, on the terms and in the manner set forth in the Intercreditor Agreement (Interim Notes); and

          (3)   any Lien on the Shared Collateral securing any or all of the Pari Passu Obligations (subject to the principal amount thereof not exceeding the Pari Passu Indebtedness Cap) now or hereafter held by any Collateral Agent or any holder of Pari Passu Indebtedness will be senior and prior to any Lien on the Shared Collateral securing any or all of the Existing Note Obligations, on the terms and in the manner set forth in the Intercreditor Agreement (Interim Notes).

Enforcement

        Subject to the provisions of the Intercreditor Agreement (Interim Notes) described below, prior to the incurrence of the Working Capital Facility Obligations, the Collateral Agent will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid the debt of the Interim Note Holders) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Existing Notes trustee, the Existing Notes Collateral Agent or any holder of Existing Notes.

        Subject to the provisions of the Intercreditor Agreement (Interim Notes) described below, after the incurrence of the Working Capital Facility Obligations and prior to the Discharge of Working Capital Facility Obligations, the Working Capital Facility Collateral Agent and the Senior Lenders will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid their debt) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Trustee, the Collateral Agent, any Interim Note Holder, the Existing Notes Trustee, the Existing Notes Collateral Agent or any holder of Existing Notes.

        Subject to the provisions of the Intercreditor Agreement (Interim Notes) described below, after the incurrence of any Pari Passu Indebtedness, the right of the Collateral Agent to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid the debt of the Interim Note Holders) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral shall be subject to instruction from time to time by the holders of more than 50% in an aggregate principal amount of the Interim Notes and the Pari Passu Indebtedness.

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of the Working Capital Facility Obligations:

          (1)   the Existing Notes Trustee, the Existing Notes Collateral Agent and the holders of the Existing Notes will not commence, or join with any Person (other than the Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of any Existing Note Documents or otherwise; and

          (2)   the Existing Notes Trustee, the Existing Notes Collateral Agent and the holders of the Existing Notes will not take any action that would hinder any exercise of remedies undertaken by the Collateral Agent in respect of the Shared Collateral under any of the Interim Notes

  Documents (or any instruments governing Pari Passu Indebtedness if any Pari Passu Indebtedness is outstanding), including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.

        After the incurrence of the Working Capital Facility Obligations and unless and until the Discharge of Working Capital Facility Obligations has occurred:

          (1)   the Collateral Agent, the Interim Note Holders, the Existing Notes Trustee, the Existing Notes Collateral Agent, the holders of the Existing Notes, any collateral agent for the holders of any Pari Passu Indebtedness and any holders of any Pari Passu Indebtedness will not commence, or join with any Person (other than the Senior Lenders and the Working Capital Facility Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of the Interim Note Documents, any Existing Note Documents or any instruments governing Pari Passu Indebtedness or otherwise; and

          (2)   the Collateral Agent, the Interim Note Holders, the Existing Notes Trustee, the Existing Notes Collateral Agent, the holders of the Existing Notes, any Pari Passu Indebtedness Collateral Agent and any holders of any Pari Passu Indebtedness will not take any action that would hinder any exercise of remedies undertaken by the Working Capital Facility Collateral Agent or any Senior Lender in respect of the Shared Collateral under any of the Working Capital Facility Documents, including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.

        Subject to the provisions of the Intercreditor Agreement (Interim Notes) described in the next paragraph, (i) the Collateral Agent, for itself and on behalf of the Interim Note Holders and any Holder of Pari Passu Indebtedness, and the Existing Collateral Agent, for itself and on behalf of the holders of Existing Notes, each will waive any and all rights it or any of such holders may have as a junior lien creditor or otherwise to object to the manner in which the Working Capital Facility Collateral Agent or any of the Senior Lenders seek to enforce or collect any Working Capital Facility Indebtedness (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) or any Liens granted in any of the Shared Collateral; and (ii) the Existing Collateral Agent, for itself and on behalf of the holders of Existing Notes, will waive any and all rights it or any of such holders may have as a junior lien creditor or otherwise to object to the manner in which the Collateral Agent or any of the Interim Note Holders or Holder of Pari Passu Indebtedness seek to enforce or collect any of the Interim Notes or Pari Passu Indebtedness (subject to the principal amount of Pari Passu Indebtedness not exceeding the Pari Passu Indebtedness Cap) or any Liens granted in any of the Shared Collateral.

        Notwithstanding anything to the contrary set forth in the Intercreditor Agreement (Interim Notes), in the event of the failure of the Company to make any payment in respect of the Interim Note Indebtedness in accordance with the terms of the Interim Note Documents or upon the occurrence of any other Event of Default under the Interim Note Documents and for so long as such Event of Default under the Interim Note Documents is continuing, subject at all times to the provisions of the Intercreditor Agreement (Interim Notes) described above under "—Lien Priorities" and described below under "—Payments," commencing 180 days after the receipt by the Working Capital Facility Collateral Agent of the declaration by the Trustee of such Event of Default under the Interim Note Documents and of the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all Interim Note Indebtedness (unless any Obligor is subject to an Insolvency Proceeding by reason of which such declaration and the making of such demand is stayed, in which case, commencing on the date of the commencement of such Insolvency Proceeding), the Collateral Agent may take any action described in the provisions of the Intercreditor Agreement (Interim Notes) described above with respect to its Liens on the Shared Collateral but only so long as the Working Capital Facility Collateral Agent is not already diligently pursuing in good faith the exercise of its enforcement rights or remedies against, or diligently in good faith attempting to vacate any stay or enforcement of its Liens on, all or any material portion of the Shared Collateral.

Payments

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Working Capital Facility Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the Interim Notes made in accordance with any provision of the Working Capital Facility expressly permitting such payments) will be paid to the Working Capital Facility Collateral Agent and will be applied by the Working Capital Facility Collateral Agent to the Working Capital Facility Indebtedness (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) in accordance with the Working Capital Facility Documents. Promptly following the Discharge of the Working Capital Facility Obligations, the Working Capital Facility Collateral Agent will deliver to the Collateral Agent any Shared Collateral and any proceeds of Shared Collateral held by it in the same form as received, with any necessary or reasonably requested endorsements or as a court of competent jurisdiction may otherwise direct.

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations, any Shared Collateral or proceeds thereof received by the Collateral Agent, any Interim Note Holder, the Existing Collateral Agent or any Existing Note Holder at any time prior to the Discharge of Working Capital Facility Obligations (except for payments in respect of the Interim Notes or Existing Notes made in accordance with any provision of the Working Capital Facility expressly permitting such payments) will be segregated and held in trust by the Collateral Agent or the Existing Collateral Agent, as the case may be. The Collateral Agent or the Existing Collateral Agent, as applicable, will promptly send written notice to the Working Capital Facility Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Working Capital Facility Collateral Agent within ten Business Days after receipt by the Working Capital Facility Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Working Capital Facility Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Working Capital Facility Collateral Agent is authorized to make any such endorsements as the collateral agent for the Collateral Agent, any such Interim Note Holder, the Existing Collateral Agent or any such Existing Note Holder. This authorization is coupled with an interest and is irrevocable.

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of Working Capital Facility Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the Existing Notes made in accordance with any provision of the Interim Notes expressly permitting such payments) will be paid to the Collateral Agent and will be applied by the Collateral Agent to the Interim Notes and any Pari Passu Indebtedness ratably in accordance with the Intercreditor Agreement (Interim Notes).

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of Working Capital Facility Obligations, any Shared Collateral or proceeds thereof received by the Existing Collateral Agent or any Existing Note Holder at any time prior to the Discharge of the Interim Notes and any Pari Passu Indebtedness (except for payments in respect of the Existing Notes made in accordance with any provision of the Intercreditor Agreement (Interim Notes) expressly permitting such payments) will be segregated and held in trust by the Existing Collateral Agent. The Existing Collateral Agent will promptly send written notice to the Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Collateral Agent within ten Business Days after receipt by the Existing Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Collateral Agent is authorized to make any such endorsements as the collateral agent for the Existing Collateral Agent or any such Existing Note Holder. This authorization is coupled with an interest and is irrevocable.

Release of Interim Note Liens and Guarantees

        Under the Intercreditor Agreement (Interim Notes), certain Interim Note Liens will be released in the following circumstances:

          (1)   If, in connection with the exercise of the Working Capital Facility Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (Interim Notes) described above under "—Enforcement" or after the occurrence and during the continuation of an Event of Default under the Working Capital Facility Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the requisite Senior Lenders or the Working Capital Facility Collateral Agent, as the case may be, the Working Capital Facility Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases any Working Capital Facility Lien on any part of the Shared Collateral, then the Interim Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

          (2)   After the Discharge of the Working Capital Facility, if, in connection with the exercise of the Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (Interim Notes) described above under "—Enforcement" or after the occurrence and during the continuation of an Event of Default under the Interim Note Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the Collateral Agent, for itself or on behalf of any of the Interim Note Holders, releases any Lien on any part of the Shared Collateral, then the Interim Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

          (3)   If in connection with any sale, lease, exchange, transfer or other disposition of any Shared Collateral (in each case, a "Disposition") permitted under the terms of each of the Working Capital Facility Documents, the Interim Note Documents, the Existing Note Documents and any instruments governing Pari Passu Indebtedness (other than in connection with the exercise of the Working Capital Facility Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (Interim Notes) described above under "—Enforcement"), the Working Capital Facility Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases its Liens on any of the Shared Collateral, other than in connection with the Discharge of Working Capital Facility Obligations, then the Interim Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released; provided, that the Interim Note Liens upon the Shared Collateral will not be released if the Disposition is subject to the covenant contained in the Interim Indenture described under "—Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (4)   If (i) the requisite number or percentage of Senior Lenders, the requisite percentage or number of Interim Note Holders under the Interim Note Documents, the requisite percentage or number of holders of Existing Notes under the Existing Note Documents and the requisite percentage or number of holders of Pari Passu Indebtedness consent to a release of any or all of the Shared Collateral, and (ii) the Company delivers an officer's certificate to the Working Capital Facility Collateral Agent (if prior to the Discharge of the Working Capital Facility) and the Collateral Agent certifying that all such necessary consents have been obtained, the Working Capital Facility Collateral Agent, for itself and for the benefit of the Senior Lenders and the Collateral Agent, for itself and for the benefit of the Interim Note Holders, will unconditionally and simultaneously release their Liens on such Shared Collateral;

          (5)   If the Guarantee of the Interim Note Indebtedness by a Guarantor is released in accordance with the Interim Note Documents, the Interim Note Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released; and

          (6)   If the guarantee of the Working Capital Facility Indebtedness by a Guarantor is released in accordance with the Working Capital Facility Documents, the Working Capital Facility Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Amendments to Working Capital Facility Documents

        The Working Capital Facility Documents may be amended, supplemented or otherwise modified in accordance with their terms and the Working Capital Facility may be refinanced, in each case, without notice to, or the consent of the Collateral Agent, the Interim Note Holders, the Existing Collateral Agent or the holders of Existing Notes, all without affecting the lien subordination or other provisions of the Intercreditor Agreement (Interim Notes); provided, that the holders of such Refinancing Indebtedness bind themselves in a writing addressed to the Collateral Agent and the Existing Collateral Agent to the terms of the Intercreditor Agreement (Interim Notes).

Amendments to Interim Note Documents

        The Interim Note Documents may be amended, supplemented or otherwise modified in accordance with their terms and the Interim Notes may be refinanced, in each case, without notice to, or the consent of the Working Capital Facility Collateral Agent, the Existing Collateral Agent or the holders of Existing Notes, all without affecting the lien subordination or other provisions of the Intercreditor Agreement (Interim Notes); provided, that the holders of such Refinancing Indebtedness bind themselves in a writing addressed to the Working Capital Facility Collateral Agent and the Existing Collateral Agent to the terms of the Intercreditor Agreement (Interim Notes).

Purchase Option

        Upon the occurrence and during the continuance of an Event of Default or an event of default under the Working Capital Facility Documents that is not cured or waived within 30 days, the Collateral Agent on behalf of the Interim Note Holders, after the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all Interim Note Indebtedness, will have the option at any time upon five Business Days' prior written notice to the Working Capital

Facility Collateral Agent to elect to purchase all of the Working Capital Facility Indebtedness from the Senior Lenders upon the terms and conditions provided for in the Intercreditor Agreement (Interim Notes). Such right is subject to the pari passu rights of the holders of Pari Passu Indebtedness.

Insolvency Proceedings

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations, if the Company or any Guarantor will be subject to any Insolvency Proceeding and the Working Capital Facility Collateral Agent or any Senior Lender desires to (i) permit the use of "Cash Collateral" (as such term is defined in Section 363(a) of the Bankruptcy Code) constituting Shared Collateral, or (ii) permit the Company or such Guarantor to obtain financing under Section 364 of the Bankruptcy Code ("DIP Financing"), then the Collateral Agent, on behalf of itself and the Interim Note Holders, and the Existing Collateral Agent, on behalf of itself and the holders of Existing Notes, will raise no objection to such Cash Collateral use or DIP Financing and to the extent the Liens securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) are subordinated to or pari passu with such DIP Financing, the Collateral Agent and the Existing Collateral Agent will subordinate their Liens on the Shared Collateral to the Liens securing such DIP Financing (and all obligations relating thereto) and will not request adequate protection or any other relief in connection therewith, except, as expressly agreed by the Working Capital Facility Collateral Agent or to the extent permitted by the provisions of the Intercreditor Agreement (Interim Notes) described below under the next two paragraphs; provided, that:

          (1)   the aggregate principal amount of the DIP Financing plus the aggregate outstanding principal amount of Working Capital Facility Indebtedness plus the aggregate face amount of any letters of credit issued and not reimbursed under the Working Capital Facility does not exceed the Senior Lender Indebtedness Cap; and

          (2)   the Collateral Agent and the Interim Note Holders retain the right to object to any ancillary agreements or arrangements regarding Cash Collateral use or the DIP Financing that are materially prejudicial to their interests.

        The Collateral Agent, on behalf of itself and the Interim Note Holders, and the Existing Collateral Agent, on behalf of itself and the holders of Existing Notes, agrees that none of them will contest (or support any other Person contesting):

          (1)   any request by the Working Capital Facility Collateral Agent or the Senior Lenders for adequate protection; or

          (2)   any objection by the Working Capital Facility Collateral Agent or the Senior Lenders to any motion, relief, action or proceeding based on the Working Capital Facility Collateral Agent or the Senior Lenders claiming a lack of adequate protection.

        Notwithstanding the preceding provisions in this section, in any Insolvency Proceeding:

          (1)   if the Working Capital Facility Collateral Agent or the Senior Lenders (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any Cash Collateral use or DIP Financing, then the Collateral Agent, on behalf of itself or any of the Interim Note Holders, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and such Cash Collateral use or DIP Financing (and all obligations relating thereto) on the same basis as the other Interim Note Liens are so subordinated to the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) under the Intercreditor Agreement (Interim Notes); and

          (2)   in the event the Collateral Agent, on behalf of itself or any of the Interim Note Holders, seeks or requests adequate protection in respect of Interim Note Obligations and such adequate protection is granted in the form of additional collateral, then the Collateral Agent, on behalf of itself or any of the Interim Note Holders, agrees that the Working Capital Facility Collateral Agent will also be granted a senior Lien on such additional collateral as security for the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and for any Cash Collateral use or DIP Financing provided by the Senior Lenders and that any Interim Note Lien on such additional collateral will be subordinated to the Lien on such collateral securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and any such DIP Financing provided by the Senior Lenders (and all obligations relating thereto) and to any other Liens granted to the Senior Lenders as adequate protection on the same basis as the other Interim Note Liens are so subordinated to such Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) under the Intercreditor Agreement (Interim Notes).

        If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any assets of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the Working Capital Facility Obligations and the Interim Note Obligations, then, to the extent the debt obligations distributed on account of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and the Interim Note Obligations are secured by Liens on the same assets, the provisions of the Intercreditor Agreement (Interim Notes) will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        The Collateral Agent, for itself and each of the Interim Note Holders, and the Existing Collateral Agent, for itself and each of the holders of Existing Notes, agrees that none of them will object to or oppose a sale or other disposition of any Shared Collateral free and clear of security interests, liens or other claims under Section 363 of the Bankruptcy Code if the Working Capital Facility Collateral Agent has consented to such sale or disposition of such assets, and such motion does not impair the rights of the Interim Note Holders under Section 363(k) of the Bankruptcy Code; provided, that the Senior Lender Indebtedness Cap will be reduced by an amount equal to the net cash proceeds of such sale or other disposition which are used to pay the principal or face amount of the Working Capital Facility Indebtedness.

        Except as otherwise expressly set forth in the provisions of the Intercreditor Agreement (Interim Notes) or in connection with the exercise of remedies with respect to the Shared Collateral, nothing in the Intercreditor Agreement (Interim Notes) will limit the rights of the Collateral Agent or the Interim Note Holders from seeking adequate protection with respect to their rights in the Shared Collateral in any Insolvency Proceeding (including adequate protection in the form of a cash payment, periodic cash payments or otherwise) and the Working Capital Facility Collateral Agent and the Senior Lenders shall agree that none of them will contest (or support any other person contesting) any such request for adequate protection made in accordance with the Intercreditor Agreement (Interim Notes).

Release of Liens in Respect of Interim Notes

        The Interim Indenture provides that the Interim Note Liens upon the Collateral will no longer secure the Interim Notes or any other Interim Note Obligations, and the right of the Interim Note Holders to the benefits and proceeds of the Interim Note Liens on the Collateral will terminate and be discharged automatically:

          (1)   upon satisfaction and discharge of the Interim Indenture as set forth under "—Satisfaction and Discharge;"

          (2)   upon a Legal Defeasance of the Interim Notes under the Interim Indenture as set forth under "—Legal Defeasance and Covenant Defeasance;"

          (3)   upon payment in full and discharge of all Interim Notes outstanding under the Interim Indenture and all Interim Note Obligations that are outstanding, due and payable under the Interim Indenture at the time the Interim Notes are paid in full and discharged;

          (4)   in whole or in part, with the consent of the Interim Note Holders in accordance with the provisions of the Interim Indenture described below under "—Amendment, Supplement and Waiver;"

          (5)   to the extent not otherwise terminated and discharged, with respect to any asset that is or becomes an Excluded Asset; or

          (6)   upon the Mandatory Redemption of the Interim Notes, at which time all of the liens securing the Interim Notes shall be assigned to the New Notes collateral agent for the benefit of the holders of the New Notes;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Relative Rights

        The Interim Indenture will provide that nothing in the Interim Note Documents will:

          (1)   impair, as between the Company and the Interim Note Holders, the Company's obligations to pay principal of, premium and interest (including Additional Interest, if any) on the Interim Notes in accordance with their terms or any of the Company's other obligations or any Guarantor's obligations;

          (2)   affect the relative rights of Interim Note Holders as against any of the Company's or the Guarantors' other creditors (other than holders of Working Capital Facility Liens, Pari Passu Indebtedness Liens, and Existing Notes Liens);

          (3)   restrict the right of any Interim Note Holder to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under "—Intercreditor Agreement (Interim Notes)");

          (4)   restrict or prevent any Interim Note Holder or the Collateral Agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described above under "—Intercreditor Agreement (Interim Notes);" or

          (5)   restrict or prevent any Interim Note Holder or the Collateral Agent from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described above under "—Intercreditor Agreement (Interim Notes)."

Conversion of the Interim Notes

        Subject to the procedures and exceptions described below, Interim Note Holders may convert any of their Interim Notes, in whole or in part, at any time until the close of business on the Business Day immediately preceding the final maturity date of the Interim Notes, into shares of the Company's common stock (the "conversion shares") at an initial conversion rate equivalent to 160.772 shares of common stock per $1,000 principal amount of Interim Notes, subject to adjustment as described below, which is based upon an initial conversion price equivalent to approximately $6.22 per share. An Interim

Note Holder may convert Interim Notes in part so long as such part is $1,000 principal amount or a multiple of $1,000.

        To convert Interim Notes into shares of the Company's common stock, an Interim Note Holder must do the following:

  •
  complete and manually sign the conversion notice on the back of the Interim Note or facsimile of the conversion notice and deliver such notice to the Conversion Agent, which is initially the Trustee;

  •
  surrender the Interim Note to the Conversion Agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

        Subject to certain exceptions described below and under "—Notice of Specified Corporate Transactions" and "—Notice of Certain Designated Events," the Company will deliver the conversion shares in respect of Interim Notes surrendered for conversion to converting Interim Note Holders and pay cash in lieu of fractional shares, if any, as promptly as practicable after the conversion date, subject to the above-referenced exceptions. Delivery of the conversion shares and cash in lieu of fractional shares, if any, will be deemed to satisfy our obligation to pay the Aggregate Accreted Principal Amount of the Interim Notes plus all accrued and unpaid interest on the Interim Notes. As a result, accrued but unpaid interest and accrued accretion premium to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your U.S. federal income tax treatment upon receipt of the Company's common stock upon conversion, see "Material United States Federal Income Tax Considerations—Federal Income Tax Consequences to Tendering U.S. Holders—Conversion of Interim Notes into Shares of Common Stock" and "Material United States Federal Income Tax Considerations—Federal Income Tax Consequences to Non-U.S. Holders—Taxation of Interim Notes, Shares of Common Stock and New Notes Received in the Exchange Offer—Conversion of Interim Notes."

        The date an Interim Note Holder complies with these requirements will be the conversion date under the Interim Indenture. The Interim Notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If an Interim Note Holder's interest is a beneficial interest in a global Interim Note, in order to convert, such Interim Note Holder must comply with the last three requirements listed above and comply with the depositary's procedures for converting a beneficial interest in a global Interim Note. A certificate, or a book-entry transfer through DTC, for the number of shares of the Company's common stock deliverable upon conversion, together with a cash payment for any fractional shares, will be delivered through the Conversion Agent as promptly as practicable following the date on which the Company determines the number of shares of common stock and cash in lieu of fractional shares to be received.

        If the Company calls Interim Notes for redemption, Interim Note Holders may convert the Interim Notes only until the close of business on the Business Day immediately preceding the redemption date, after which time Interim Note Holders' right to convert will expire unless the Company defaults in the payment of the redemption price. If an Interim Note Holder has already delivered a repurchase notice or a designated event repurchase notice with respect to a Interim Note called for redemption, the Interim Note Holder may not surrender that Interim Note for conversion until the Interim Note Holder has withdrawn the notice in accordance with the Interim Indenture.

        Notwithstanding the foregoing, if Interim Notes are converted after a record date but prior to the next interest payment date, Interim Note Holders holding such Interim Notes at the close of business on the record date will receive the interest payable on such Interim Notes on the corresponding interest payment date notwithstanding the conversion. Such Interim Notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (or, in the event the Company has elected to pay interest with respect to such period by issuing Additional Interim Notes, by Interim Notes in the principal amount of the Additional Interim Notes payable as interest with respect thereto) payable on the Interim Notes so converted; provided that no such interest payment need be made to the Company (i) if the Company has specified a redemption date that is after a record date but on or prior to the next interest payment date, (ii) if the Company has specified a repurchase date following a designated event that is after a record date but on or prior to the next interest payment date, or (iii) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such Interim Note.

Notice of Specified Corporate Transactions

        If the Company elects to:

  •
  distribute to all holders of its common stock rights, warrants or options to purchase its common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing prices of its common stock for the ten days immediately preceding the declaration date for such distribution; or

  •
  distribute to all holders of its common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of its common stock on the day preceding the declaration date for such distribution;

the Company must notify the Trustee and the Interim Note Holders at least ten days prior to the ex-dividend date for such distribution.

        In addition, if the Company is party to a consolidation, merger or binding share exchange pursuant to which its common stock would be converted into cash, securities or other property, the Company must notify the Trustee and the Interim Note Holders at least ten days prior to the record date for such transaction, or if there is no record date, at least ten trading days prior to the anticipated effective date for such transaction. If the Company is a party to a consolidation, merger or binding share exchange pursuant to which its common stock is converted into cash, securities or other property (regardless of whether the transaction constitutes a fundamental change), then after the effective date of the transaction, the Interim Note Holders' rights to convert Interim Notes into shares of the Company's common stock will be changed into the right to convert Interim Notes into the kind and amount of cash, securities or other property that the Interim Note Holder would have received if the Interim Note Holder had converted its Interim Notes immediately prior to the transaction. If the transaction also constitutes a designated event, as defined below under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event," the Interim Note Holder can require the Company to repurchase all or a portion of its Interim Notes as described under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event."

Notice of Certain Designated Events

        The Company must give notice (the "effective date notice") to all record Interim Note Holders and to the Trustee at least ten days prior to the anticipated effective date of any transaction described in clause (3) of the definition of a fundamental change, as limited by the paragraph following the definition of a fundamental change (both as set forth under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event"). If Interim Note Holders convert their Interim Notes following the effective date of such designated event, then the Interim Note Holders' rights to convert

Interim Notes into shares of the Company's common stock will be changed into the right to convert Interim Notes into the kind and amount of such cash, securities or other property that the Interim Note Holder would have received if the Interim Note Holder had converted its Interim Notes immediately prior to such designated event.

        Notwithstanding delivery of the effective date notice by the Company as described above, no make-whole premium (as described below under "—Designated Event Make-Whole Amount") will be payable if the related designated event does not occur.

Conversion Rate Adjustments

        The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

          (a)   the payment or issuance of the Company's common stock as a dividend or distribution on its common stock;

          (b)   the issuance to all holders of the Company's common stock of rights, warrants or options to purchase its common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing prices for the ten trading days preceding the declaration date for such distribution; provided that the conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised;

          (c)   subdivisions, splits or combinations of its common stock;

          (d)   distributions by the Company to all holders of its common stock of shares of its Capital Stock, evidences of its Indebtedness, property or assets, including rights, warrants, options and other securities but excluding dividends or distributions covered by clauses (a) or (b) above or any dividend or distribution paid exclusively in cash; in the event that the Company distributes Capital Stock of, or similar Equity Interests in, a Subsidiary or other business unit of the Company, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Company's common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the ten trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the Nasdaq Global Market or such other principal national or regional exchange or market on which the securities are then listed or quoted;

          (e)   the payment of cash as a dividend or distribution on the Company's common stock, excluding any dividend or distribution in connection with the Company's liquidation, dissolution or winding up, in which case the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction, the numerator of which will be the current market price of the Company's common stock on the record date for such dividend or distribution and the denominator of which will be the current market price of its common stock on such record date minus the per share amount of such dividend or distribution; or

          (f)    the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Company's common stock to the extent that the cash and value of any other consideration included in the payment per share of the Company's common stock exceeds the closing price per share of the Company's common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

        "Current market price" shall mean the average of the daily closing prices per share of the Company's common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the distribution requiring such computation. For purpose of this paragraph, the term "ex" date, when used with respect to any distribution, means the first date on which the Company's common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing price was obtained without the right to receive such distribution. The Company will make adjustments to the current market price in accordance with the Interim Indenture to account for the occurrence of certain events during the ten consecutive trading day period.

        To the extent that any rights plan adopted by the Company in the future is in effect upon conversion of the Interim Notes, Interim Note Holders will receive, in addition to the Company's common stock or other consideration issuable upon conversion, the rights under the rights plan unless the rights have separated from the Company's common stock at the time of conversion, in which case the conversion rate will be adjusted as if the Company distributed to all holders of its common stock, shares of its Capital Stock, evidences of Indebtedness, property or assets as described in clause (d) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        In the event of:

  •
  any reclassification of the Company's common stock;

  •
  a consolidation, merger or binding share exchange involving the Company; or

  •
  a sale or conveyance to another person or entity of all or substantially all of the Company's property and assets;

in which holders of the Company's common stock receive stock, other securities, other property, assets or cash for their shares of Company common stock, then, following the effective date of such event, the Interim Note Holders' rights to convert Interim Notes into shares of the Company's common stock will be changed into the right to convert Interim Notes into the other securities, other property, assets or cash received in respect of the Company's common stock in connection with such event. In the event holders of the Company's common stock have the opportunity to elect the form of consideration to be received in such transaction, then from and after the effective date of such transaction, the Interim Notes shall be convertible into the consideration that a majority of the holders of the Company's common stock who made such an election received in such transaction. The Company will notify Interim Note Holders and the Trustee as promptly as practicable following the date it publicly announces such transaction but in no event less than 15 days prior to the anticipated effective date of such transaction.

        Interim Note Holders may in some circumstances be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate. For example, if the Company makes a distribution of property to its stockholders that would be taxable to them as a dividend for United States federal income tax purposes and the conversion rate is increased, this increase will be deemed to be the receipt of taxable income by U.S. Holders (as defined in "Material United States Federal Income Tax Considerations") of the Interim Notes and may result in withholding taxes for Non-U.S. Holders (as defined in "Material United States Federal Income Tax Considerations"). See "Material United States Federal Income Tax Considerations—Federal Income Tax Consequences to Tendering U.S. Holders—Adjustment to Conversion Price/Constructive Dividends" and "Material United States Federal Income Tax Considerations—Federal Income Tax Consequences to Non-U.S. Holders—Taxation of Interim Notes, Shares of Common Stock and New Notes Received in the Exchange Offer—Constructive Dividends Upon Adjustment of Conversion Price."

        Subject to the Nasdaq Stock Market rules, the Company may, from time to time, increase the conversion rate if its Board of Directors has made a determination that this increase would be in its best interests. Any such determination by the Company's Board of Directors will be conclusive. In addition, we may increase the conversion rate if its Board of Directors deems it advisable to avoid or diminish any income tax to holders of the Company's common stock resulting from any stock or rights distribution. See "Material United States Federal Income Tax Considerations."

        Notwithstanding the foregoing, no adjustment to the conversion rate will be made in connection with a merger, consolidation or other transaction effected solely for the purpose of changing the Company's jurisdiction of incorporation to any other state within the United States.

        Except as described above in this section, the Company will not adjust the conversion rate for any issuance of its common stock or convertible or exchangeable securities or rights to purchase its common stock or convertible or exchangeable securities.

Share Issuance Cap

        In order to issue more than an aggregate of 30,106,403 shares of our common stock upon conversions of the Interim Notes and in payment of make-whole premium obligations, we will be required to obtain stockholder approval for issuances of shares of our common stock in excess of that number of shares to the extent required by the Nasdaq Stock Market rules, and, if applicable, any Interim Note Holder who is otherwise entitled to receive shares upon such conversion of the Interim Notes in excess of such number will instead be entitled to receive cash in an amount equal to the volume weighted average closing sale prices per share of our common stock on the principal national securities exchange or the Nasdaq Global Market on which it trades for the ten consecutive trading days ending the last trading day before the conversion date in lieu of each share of common stock that such Interim Note Holder would have otherwise been entitled to receive in excess of such number. We expect Nasdaq to permit us to issue shares of our common stock, other than pursuant to the Mandatory Redemption described below, upon conversion of the Interim Notes without regard to this Share Issuance Cap based on the stockholder approval we obtained for the identical provisions of the Existing Notes. However, if Nasdaq does not allow us to issue shares in excess of this Share Issuance Cap without stockholder approval, we are not obligated under the Interim Indenture to seek stockholder approval to issue shares in excess of such number upon conversion of the Interim Notes.

Redemption at Maturity

        Unless previously redeemed or converted as herein provided, the Company will redeem the Interim Notes at 125.411% of their principal amount (the "Redemption Amount") on November 15, 2012. The Company may redeem the Interim Notes in whole or in part prior to that date as provided below under "—Optional Redemption." In addition, under certain circumstances the Company may be obligated to redeem the Interim Notes in whole or in part at the option of Interim Note Holders as described below under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event" and "—Limitations on Asset Sales."

Optional Redemption

        The Company may not redeem the Interim Notes before November 15, 2010 except pursuant to the Mandatory Redemption described below. The Company may redeem the Interim Notes, at its option, in whole or in part at any time on or after November 15, 2010, upon not less than 30 nor more than 60 days' notice, at 100% of the Aggregate Accreted Principal Amount, together with accrued and unpaid interest, up to the redemption date; provided that for twenty of the preceding thirty consecutive trading days on the principal national securities exchange or the Nasdaq Global Market on which it trades, the Company's common stock has had (i) a closing sale price at least equal to 1.50 times the then effective conversion price, and (ii) a daily trading volume for each such trading day, when multiplied by the closing sale price for such trading day, equals at least $8.0 million. For so long as at least $215.0 million aggregate principal amount of the Interim Notes remains outstanding, the

Company may not redeem more than 50% of the then outstanding principal amount of Interim Notes in any 90-day period.

        If the redemption date falls after a record date and on or prior to the corresponding interest payment date, the Company will pay the full amount of accrued and unpaid interest due on such interest payment date to the Interim Note Holder of record at the close of business on the corresponding record date. On and after the redemption date, interest will cease to accrue on Interim Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in full satisfaction of the applicable redemption price, together with accrued and unpaid interest thereon to the date of redemption, pursuant to the Interim Indenture.

Selection and Notice of Redemption

        If the Company chooses to redeem less than all of the Interim Notes, selection of the Interim Notes for redemption will be made by the Trustee either:

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Interim Notes are listed; or

          (2)   if the Interim Notes are not then listed on a national securities exchange, on a pro rata basis or by such method as the Trustee may reasonably determine is fair and appropriate.

        No Interim Notes of a principal amount of $1,000 or less shall be redeemed in part and Interim Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

        Notice of an optional redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Interim Note Holder to be redeemed at its registered address. If Interim Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Interim Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Interim Note Holder thereof upon cancellation of the original Interim Note (or appropriate adjustments to the amount and beneficial interests in the Global Interim Note will be made).

Mandatory Redemption

        The Company will be required to redeem the Interim Notes upon the satisfaction or, with respect to certain conditions, the waiver by the holders of a majority of the outstanding principal amount of the Interim Notes, of specified conditions. The Mandatory Redemption price will be a combination of cash, shares of our common stock, and New Notes. If all of the outstanding Existing Notes are exchanged for Interim Notes and the Interim Notes are mandatorily redeemed, we will pay an aggregate of $14.0 million in cash and will issue an aggregate of 336,738,828 shares of our common stock (representing approximately 69% of our outstanding shares of common stock on a fully diluted basis, excluding shares issuable upon exercise of outstanding stock options and warrants) and $125.0 million principal amount of New Notes in redemption of all of the Interim Notes.

        Upon the satisfaction of the conditions described below, the Company will redeem the Interim Notes at a redemption price per $1,000 principal amount of Interim Notes equal to:

  •
  $47.65 in cash,

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  1,146.16 shares of our common stock (subject to adjustment to reflect the reverse stock split described below), and

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  $425.46 in principal amount of New Notes.

        No additional amounts will be paid in such redemption for any accrued and unpaid interest on the Interim Notes.

        The conditions that must be satisfied or waived by the holders of a majority in principal amount of the Interim Notes in order for the Mandatory Redemption to occur are:

  •
  receipt of stockholder approval in accordance with Nasdaq Stock Market requirements for the issuance of shares of common stock in the Mandatory Redemption;

  •
  receipt of FCC approval for the change of control of the Company that will result from the issuance of shares of common stock in the Mandatory Redemption;

  •
  the exchange of not less than an aggregate of $264,416,796 in principal amount of the Existing Notes (which will amount to not less than 90% of the outstanding Existing Notes after issuance of additional Existing Notes in payment of interest on the Existing Notes on November 16, 2009, the next business day following Sunday, November 15, 2009, the next scheduled interest payment date) for Interim Notes (the "90% Tender Condition");

  •
  no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority that prohibits or materially restricts the consummation of the Mandatory Redemption; and

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  there shall not have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, that, in the Company's reasonable judgment, following the receipt of advice of counsel, would make the Mandatory Redemption illegal.

        The 90% Tender Condition may be waived by holders of a majority in principal amount of the Interim Notes. All other conditions to the Mandatory Redemption must be satisfied and may not be waived by holders of a majority in principal amount of the Interim Notes. The Company will be required to use its commercially reasonable efforts to cause each of the conditions to the Mandatory Redemption to be satisfied as soon as reasonably practicable following the completion of the Exchange Offer. In addition, if the conditions to the Mandatory Redemption have been satisfied, we will be required to amend our certificate of incorporation to effect a 1-for-10 reverse stock split of shares of our common stock prior to the Mandatory Redemption in order to provide a sufficient number of authorized shares of common stock for the issuance of shares in the Mandatory Redemption. Our stockholders previously granted our board of directors the discretionary authority to effect such a reverse stock split.

        If the Mandatory Redemption has not occurred before the close of business on May 1, 2010, no such Mandatory Redemption will occur.

        The Company shall give notice of the Mandatory Redemption not later than the second business day following satisfaction or waiver of the conditions to the Mandatory Redemption to each Holder of the Interim Notes.

        The notice of the Mandatory Redemption shall state:

          (1)   the Mandatory Redemption Date, which shall be not less than 5 days after the date of such notice or more than 10 days after the date of such notice,

          (2)   the Mandatory Redemption Price,

          (3)   that on the Mandatory Redemption Date the Mandatory Redemption Price will become due and payable upon each Interim Note, and

          (4)   the place or places where the Interim Notes are to be surrendered for payment of the Mandatory Redemption Price.

        On or prior to 10:00 a.m. (New York City time) on the Mandatory Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (which may be the Company) an amount of money, shares of common stock and New Notes sufficient to pay the Mandatory Redemption Price of all of the outstanding Interim Notes.

        The Interim Notes shall become due and payable on the Mandatory Redemption Date at the Mandatory Redemption Price, and from and after such date (unless the Company shall default in the payment of the Mandatory Redemption Price) such Interim Notes shall cease to bear interest. Upon surrender of any such Interim Note for redemption in accordance with said notice, such Interim Note shall be paid by the Company at the Mandatory Redemption Price.

        The Company has covenanted in the Interim Indenture that, prior to the earlier of the date of the Mandatory Redemption and May 1, 2010, it will not issue any new shares of its common stock, or securities convertible into or exercisable or exchangeable for shares of its common stock, unless the Company makes an appropriate increase in the number of shares of its common stock comprising the Mandatory Redemption Price such that the shares of the Company's common stock issuable to all Interim Note Holders in the Mandatory Redemption, assuming that all Existing Notes were exchanged for Interim Notes in the Exchange Offer, would constitute 69% of the outstanding shares of the Company's common stock on a fully diluted basis after the Mandatory Redemption (excluding shares of the Company's common stock issuable upon the exercise of stock options granted to employees, officers and directors of the Company and excluding shares of the Company's common stock issuable upon exercise of warrants or convertible securities outstanding as of the Exchange Offer Completion Date). Notwithstanding the foregoing, the following shall not require any adjustment to the number of shares of the Company's common stock comprising the Mandatory Redemption Price: (1) the award of stock options for the Company's common stock and restricted common stock to officers, directors and employees for compensation purposes in the ordinary course of business; (2) the issuance of shares of the Company's common stock upon the exercise of stock options or warrants outstanding as of the Exchange Offer Completion Date or thereafter issued pursuant to the foregoing clause (1); (3) the issuance of shares of the Company's common stock upon the exercise of the conversion rights of the Existing Notes or the Interim Notes; (4) the issuance of any Interim Notes after the Exchange Offer Completion Date in exchange for Existing Notes on terms no less favorable to the Company than the terms of the Exchange Offer; and (5) the issuance of the shares of the Company's common stock in the Mandatory Redemption.

        On the Mandatory Redemption Date, the Company shall and shall cause the Guarantors to enter into an Escrow Agreement with Wells Fargo Bank, National Association, in its capacity as Escrow Agent, and the Trustee, and shall deposit into the escrow account under such agreement, for the benefit of the holders of the New Notes, cash in an amount that, in the good faith estimate of the Company, together with the proceeds of the investment thereof, will be sufficient to pay the cash portion of the interest on the New Notes for the first six scheduled interest payments on the New Notes.

Registration Rights Upon Mandatory Redemption

        Under the terms of the Interim Indenture, we will be required, effective as of the consummation of the Mandatory Redemption of the Interim Notes, to provide certain registration rights with respect to securities issued upon the Mandatory Redemption of the Interim Notes by persons who may be deemed to be "affiliates" of the Company within the meaning of Rule 144 under the Securities Act. Those persons will be eligible to register such securities on a shelf registration statement that we will be obligated to file and use our reasonable best efforts to have declared and maintain effective subject to certain exceptions. The form of the registration rights agreement to be entered into with such persons is included as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under "Where You Can Find More Information".

No Sinking Fund; Open Market Purchases

        The Company is not required to make any sinking fund payments with respect to the Interim Notes prior to maturity. In addition, under certain circumstances, the Company may be required to offer to purchase the Interim Notes as described under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event" and "—Limitations on Asset Sales." The Company may at any time and from time to time purchase Interim Notes in the open market or otherwise.

Repurchase at Option of the Interim Note Holder Upon a Designated Event

        If a Designated Event occurs at any time prior to the maturity of the Interim Notes, an Interim Note Holder may require the Company to repurchase its Interim Notes, in whole or in part, for cash on a repurchase date specified by the Company that is not less than 20 nor more than 30 days after the date of our notice of the Designated Event (the "Designated Event Repurchase Date"). The Interim Notes will be repurchased only in multiples of $1,000 principal amount.

        The Company will repurchase the Interim Notes at a price equal to 101% of the Aggregate Accreted Principal Amount of the Interim Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. Notwithstanding the foregoing, if a repurchase date falls after an interest payment record date but on or prior to the corresponding interest payment date, the Company will pay the full amount of accrued and unpaid interest on such interest payment date to the Interim Note Holder of record at the close of business on the corresponding record date.

        The Company must give to all Interim Note Holders of record a notice of a Designated Event within 15 days after it has occurred. The Company is also required to deliver to the Trustee a copy of the Designated Event notice. If an Interim Note Holder elects to require the Company to repurchase its Interim Notes, such Interim Note Holder must deliver to the Company or its designated agent, on or before the close of business on the repurchase date specified in the Designated Event notice, such Interim Note Holder's repurchase notice and any Interim Notes to be repurchased, duly endorsed for transfer.

        The repurchase notice from the Interim Note Holder must state:

  •
  if certificated Interim Notes have been issued, the Interim Note certificate numbers (or, if such Interim Note Holder's Interim Notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

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  the portion of the principal amount of Interim Notes to be repurchased, which must be in $1,000 multiples; and

  •
  that the Interim Notes are to be repurchased by the Company pursuant to the applicable provisions of the Interim Notes and the Interim Indenture.

        An Interim Note Holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

  •
  the principal amount of the withdrawn Interim Notes;

  •
  if certificated Interim Notes have been issued, the certificate numbers of the withdrawn Interim Notes (or, if such Interim Note Holder's Interim Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

  •
  the principal amount, if any, that remains subject to the repurchase notice.

        Payment of the repurchase price for a Interim Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Interim Note, together with necessary endorsements, to the paying agent at its corporate trust office in The City of New York, Borough of Manhattan at any time after delivery of the repurchase notice. Payment of the repurchase price for the Interim Note will be made promptly following the later of the Business Day immediately following the repurchase date and the time of book-entry transfer or delivery of any such Interim Notes. If the paying agent holds money sufficient to pay the repurchase price of the Interim Note on the Business Day immediately following the repurchase date, then, on and after that date:

  •
  the Interim Note will cease to be outstanding;

  •
  interest will cease to accrue; and

  •
  all other rights of the Interim Note Holder will terminate, other than the right to receive the repurchase price upon delivery of the Interim Note.

        This will be the case whether or not book-entry transfer of the Interim Note has been made or the Interim Note has been delivered to the Paying Agent.

        A "Designated Event" will be deemed to have occurred upon a "fundamental change" or a "termination of trading" as such terms are defined below.

        A "fundamental change" generally will be deemed to occur at such time as:

          (1)   any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder or a "group" the majority of the voting power of the shares of the Company's Capital Stock beneficially owned by which is beneficially owned by Permitted Holders, is or becomes the "beneficial owner" (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of the Company's Capital Stock entitled to vote generally in the election of directors;

          (2)   the following persons cease for any reason to constitute a majority of the Company's Board of Directors:

            (a)   individuals who on the Original Issue Date constituted the Company's Board of Directors; and

            (b)   any new directors whose election to the Company's Board of Directors or whose nomination for election by the Company's shareholders was approved by at least a majority of the Company's Board of Directors, or if applicable, a majority of the Company's directors on the Board of Directors' nominating committee then still in office who were either directors on the Original Issue Date or whose election or nomination for election was previously so approved;

          (3)   the Company consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of the Company's voting stock immediately prior to such transaction, "beneficially own," directly or indirectly, immediately after such transaction, shares of the continuing or surviving person's voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving person;

          (4)   the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company's assets or properties to any "person" or "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

          (5)   the Company is liquidated or dissolved or holders of the Company's Capital Stock approve any plan or proposal for its liquidation or dissolution.

        However, a "fundamental change" will not be deemed to have occurred if, in the case of a merger or consolidation, 90% or more of the total consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock and any associated rights traded on a United States national securities exchange or quoted on the Nasdaq Global Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change), and, as a result of such transaction or transactions, the Interim Note Holders' rights to convert Interim Notes into shares of the Company's common stock will be changed into the right to convert Interim Notes into the kind and amount of cash, securities or other property that the Interim Note Holder would have received if the Interim Note Holder had converted its Interim Notes immediately prior to such transaction or transactions.

        The term "fundamental change" is limited to specified events and may not include other events that might adversely affect the Company's financial condition or business operations. The Company's obligation to offer to repurchase the Interim Notes upon a fundamental change would not necessarily afford an Interim Note Holder protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

        A "termination of trading" will be deemed to have occurred if our common stock (or other common stock into which the Interim Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq Global Market for a 90-day period.

        Notwithstanding the foregoing, no Interim Notes may be surrendered for repurchase in connection with a merger, consolidation or other transaction effected solely for the purpose of changing the Company's jurisdiction of incorporation to any other state within the United States.

        No Interim Notes may be repurchased by the Company at the option of the Interim Note Holders upon a Designated Event if the principal amount of the Interim Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

        The Company will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act, as amended, to the extent applicable, in the event of a Designated Event.

        This Designated Event repurchase right could discourage a potential acquiror of the Company. However, this Designated Event repurchase feature is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions.

        The Company's ability to repurchase Interim Notes for cash upon the occurrence of a Designated Event will be subject to the limitations imposed by existing and any future credit agreements or Indebtedness. See "Risk Factors—Our substantial level of indebtedness could materially affect our financial condition and prevent us from fulfilling our obligations under the Interim Notes and our other indebtedness." In addition, any future credit agreements or Indebtedness may expressly prohibit the Company's repurchase of Interim Notes upon a Designated Event or may provide that a Designated Event is prohibited or constitutes an event of default under that agreement. If a Designated Event occurs at a time when the Company is prohibited from repurchasing Interim Notes, the Company could seek the consent of its lenders to repurchase the Interim Notes or could attempt to refinance their debt. If the Company does not obtain consent or refinance their debt, it would not be permitted to repurchase the Interim Notes. The Company's failure to repurchase tendered Interim Notes would constitute an event of default under the Interim Indenture, which could also constitute a default under the terms of other agreements.

Designated Event Make-Whole Amount

        In addition to the conversion shares and cash described above under "—Conversion of the Interim Notes," in the event an Interim Note Holder elects to convert Interim Notes on or prior to November 15, 2010 in connection with a transaction described in clause (3) of the definition of a fundamental change, as limited by the paragraph following the definition of a fundamental change (both as set forth under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event"), such Interim Note Holder shall be entitled to receive a make-whole premium within 20 days after the consummation of such Designated Event. This make-whole premium will be equal to the present value on the Designated Event Conversion Date of all required interest payments on the Interim Notes as if paid in cash from the effective date of such fundamental change through November 15, 2010 (including any accrued but unpaid interest), computed using a discount rate equal to the Reinvestment Yield (the "Designated Event Make-Whole Amount"). Interim Note Holders will only be eligible to receive the Designated Event Make-Whole Amount, if the market price of the Company's common stock immediately following the announcement of such fundamental change is equal to or greater than $7.04, which was the market price of the Company's common stock on the date of issuance of the Existing Notes, and less than $21.12, which is three times the market price of the Company's common stock on the date of issuance of the Existing Notes.

        Such payment shall be payable, at the Company's option, in (i) cash, (ii) shares of the Company's common stock valued at the volume weighted average closing sale prices of such common stock on the principal national securities exchange or the Nasdaq Global Market on which it trades for the ten consecutive trading days ending the last trading day before the conversion date and the number of shares of the Company's common stock to be delivered to Interim Note Holders in satisfaction of such stock payment election will be at a 5.0% discount to the stock price, (iii) the consideration received in the merger or consolidation constituting such Designated Event, or (iv) a combination of cash, shares and such consideration.

Certain Covenants

        Limitation on Restricted Payments.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends, payments or distributions payable to the Company or a Restricted Subsidiary);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Guarantor);

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company that is contractually subordinated to the Interim Notes (excluding any intercompany Indebtedness between or among the Company and any of the Guarantors), except a payment of interest or principal at the Stated Maturity thereof (for purposes of clarity, the Existing Notes will not be deemed to be contractually subordinated to the Interim Notes); or

          (4)   make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments").

        So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

          (1)   the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company;

          (2)   the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company that is contractually subordinated to the Interim Notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness (for purposes of clarity, the Existing Notes will not be deemed to be contractually subordinated to the Interim Notes);

          (3)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options; and

          (4)   the payment of any dividend or other payment or distribution by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis.

        Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and its Guarantors will be entitled to incur Indebtedness (including Acquired Indebtedness) and issue Disqualified Stock if, on the date of such incurrence or issuance, as applicable, and after giving effect thereto on a pro forma basis (including pro forma application of the net proceeds therefrom), the Consolidated Coverage Ratio exceeds 2.0 to 1.0; provided further, that the foregoing will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

          (1)   the incurrence by the Company and the Guarantors of additional Indebtedness and letters of credit under the Working Capital Facility in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company thereunder) not to exceed $50.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company to repay any Indebtedness under the Working Capital Facility and effect a corresponding permanent commitment reduction thereunder pursuant to the covenant described below under "—Limitation on Asset Sales;"

          (2)   so long as no Default has occurred and is continuing, at any time after the Company's Field EBITDA has equaled or exceeded $75.0 million, on an annualized basis, for two consecutive fiscal quarters for which financial statements are available, the incurrence by the Company and the

  Guarantors, other than a Guarantor that holds any of the Company's 24 GHz or 39 GHz FCC Licenses, of additional Indebtedness, in an amount equal to 1.50 times the amount of net cash proceeds from the issuance of Equity Interests (other than Disqualified Stock) after the date of the Interim Indenture (other than resulting from the conversion of the Interim Notes), in an aggregate principal amount at any one time outstanding under this clause (2), together with any Permitted Refinancing Indebtedness incurred to refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (2), not to exceed $250.0 million, provided that such Indebtedness has a weighted Average Life greater than the remaining Average Life of the Interim Notes, and provided further, that prior to the incurrence of any such Indebtedness, the Company delivers an officer's certificate to the Trustee certifying that the Company has complied with this clause (2);

          (3)   so long as no Default has occurred and is continuing, the incurrence by the Company of additional Indebtedness, in an amount equal to 80% of the aggregate principal amount of Interim Notes that have been converted after the date of the Interim Indenture, provided that such Indebtedness (i) is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Interim Notes, (ii) does not mature and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Indebtedness, in whole or in part, on or prior to the date that is 91 days after the date on which the Interim Notes mature, (iii) bears cash interest (or any similar payments), if at all, in an amount not to exceed 12.0% per annum and (iv) prohibits the payment of cash interest (and any similar payments) during any period in which the Company has exercised its option to pay interest on the Interim Notes in the form of Additional Interim Notes, or if the Company has Defaulted in the payment of interest on the Interim Notes; and provided further, that prior to the incurrence of any such Indebtedness, the Company delivers an officer's certificate to the Trustee certifying that the Company has complied with this clause (3);

          (4)   (i) the incurrence by the Company and the Guarantors of Indebtedness represented by the Interim Notes to be issued upon consummation of the Exchange Offer, and any Additional Interim Notes issued as interest on the Interim Notes, and the Guarantees with respect thereto, (ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the Interim Notes issued after the consummation of the Exchange Offer in exchange for Existing Notes on terms no less favorable to the Company and the Guarantors than the Exchange Offer, and any Additional Interim Notes issued as interest on the Interim Notes, and the Guarantees with respect thereto, and (iii) the incurrence by the Company and the Guarantors of Indebtedness represented by any additional Existing Notes issued as interest on the Existing Notes in accordance with the terms of the Existing Notes Indenture, and the guarantees of the Guarantors with respect thereto;

          (5)   the incurrence by the Company and its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the Interim Indenture to be incurred pursuant to this clause (5) and clauses (2), (4) and (12) of this paragraph;

          (6)   the incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Interim Notes and the Guarantees; and

            (b)   any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, or (ii) sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness that was not permitted by this clause (6);

          (7)   the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any (a) subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company, or (b) sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such preferred stock that was not permitted by this clause (7);

          (8)   the incurrence by the Company of Hedging Obligations in the ordinary course of business;

          (9)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

          (10) the incurrence by the Company or any Restricted Subsidiaries of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any Restricted Subsidiary of the Company, in an aggregate amount at any time outstanding not to exceed $10.0 million, provided that the aggregate amount of Indebtedness outstanding under this clause (10) and clause (14) will together not exceed $10.0 million at any time;

          (11) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

          (12) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

          (13) the incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or satisfy and discharge the Interim Notes in accordance with the provisions of the Interim Indenture; and

          (14) the incurrence by the Company or any of its Restricted Subsidiaries of any other Indebtedness not otherwise permitted to be incurred under the terms of the Interim Indenture in an aggregate amount at any time outstanding not to exceed $5.0 million, provided that the aggregate amount of Indebtedness outstanding under this clause (14) and clause (10) will not together exceed $10.0 million at any time.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 85% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Subsidiary (other than contingent liabilities and Indebtedness that are by their terms subordinated to the Interim Notes) that are assumed by the transferee of any such assets pursuant to (1) a customary novation agreement that releases the Company or such Subsidiary from further liability or (2) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Subsidiary from and against any loss, liability or cost in respect of such assumed liability;

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

            (c)   any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

          (1)   to repay Indebtedness and other Obligations under the Working Capital Facility and to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company and a Guarantor;

          (3)   to make capital expenditures in a Permitted Business; or

          (4)   to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce borrowings under the Working Capital Facility or otherwise invest the Net Proceeds in any manner that is not prohibited by the Interim Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will, within five days thereof, make an Asset Sale Offer to all Interim Note Holders and all holders of other senior secured Indebtedness that is pari passu with the Interim Notes containing provisions similar to those set forth in the Interim Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum amount of Interim Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the Interim Notes in any Asset Sale Offer will be equal to 100% of the Aggregate Accreted Principal Amount of the Interim Notes, plus accrued and unpaid interest to the date of purchase, payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale

Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the Interim Indenture. If the Aggregate Accreted Principal Amount of the Interim Notes and the amount of other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the Interim Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Interim Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Interim Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Interim Indenture by virtue of such compliance.

        Limitation on Liens.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

        Maintenance of Insurance.    The Company will, and will cause each of its Restricted Subsidiaries to, maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   any encumbrance or restriction pursuant to an agreement in effect on the date of the issuance of the Interim Notes;

          (2)   Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

          (3)   the Interim Indenture, the Collateral Agreements, the Interim Notes and the Guarantees;

          (4)   applicable law, rule, regulation or order;

          (5)   customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

          (6)   any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

          (7)   Liens permitted to be incurred under the provisions of the covenant described above under "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (8)   provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

          (9)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

        Issuance and Sale of Capital Stock of Restricted Subsidiaries.    The Company will not sell, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to issue or sell any Equity Interests of a Restricted Subsidiary of the Company except:

          (1)   to the Company or a wholly-owned Restricted Subsidiary of the Company;

          (2)   issuances of director's qualifying shares, or sales to foreign nationals of Equity Interests of Foreign Restricted Subsidiaries of the Company, to the extent required by applicable law;

          (3)   if immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made in accordance with the covenant described under "—Limitation on Restricted Payments" if made on the date of such issuance or sale; or

          (4)   issuances or sales of common stock of a Restricted Subsidiary of the Company, provided that the Company or such Restricted Subsidiary applies the Net Proceeds, if any, of any such issuance or sale in accordance with the covenant described under "—Limitation on Asset Sales."

        Merger, Consolidation and Sale of Assets.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   consolidate or merge with or into another Person (whether or not the Company or such Restricted Subsidiary is the surviving corporation); or

          (2)   sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

            (a)   if the Company or such Restricted Subsidiary is a party to such transaction, either (i) the Company or such Restricted Subsidiary is the surviving corporation or (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

            (b)   if the Company or such Restricted Subsidiary is a party to such transaction, the Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company or such Restricted Subsidiary under the Interim Notes and the Interim Indenture pursuant to agreements reasonably satisfactory to the Trustee;

            (c)   immediately after such transaction, no Default or Event of Default exists;

            (d)   except to the extent waived by the FCC or as would not have a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its Restricted Subsidiaries, taken as a whole, the Company and its Restricted Subsidiaries have obtained all required FCC consents under the Communications Act in relation to such sale, assignment, transfer, conveyance, or other disposition; and

            (e)   the Company or the Person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition is made (if other than the Company), will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction.

        In addition, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, lease all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation and Sale of Assets" covenant will not apply to:

          (A)  a merger of the Company or a Restricted Subsidiary with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

          (B)  any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries that are Guarantors.

        Limitation on Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

          (2)   the Company delivers to the Trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million (other than an Ordinary Course Affiliate Transaction), a resolution of the Board of Directors of the Company set forth in an officer's certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company;

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million (other than an Ordinary Course Affiliate Transaction), an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; and

            (c)   with respect to any Ordinary Course Affiliate Transaction or series of related Ordinary Course Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an officer's certificate certifying that such Ordinary Course Affiliate Transaction complies with this covenant and that such Ordinary Course Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

          (2)   transactions exclusively between or among the Company and/or the Guarantors;

          (3)   transactions with a Person that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

          (4)   payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Company or its Restricted Subsidiaries;

          (5)   Restricted Payments that do not violate the provisions of the Interim Indenture described above under "—Limitation on Restricted Payments;"

          (6)   loans or advances to employees in the ordinary course of business, and in compliance with applicable law, not to exceed $1.0 million in the aggregate at any one time outstanding; and

          (7)   any agreement as in effect on the date of the issuance of the Interim Notes or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the Interim Note Holders).

        Anti-Layering.    The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Interim Notes and the applicable Guarantee on substantially identical terms.

        Additional Guarantees.    If the Company or any of its Restricted Subsidiaries organize, acquire or otherwise create or invest in another Person that is or becomes a Domestic Restricted Subsidiary that is not a Guarantor, then the Company shall cause such Domestic Restricted Subsidiary that is not a Guarantor to:

          (1)   execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company's obligations under the Interim Notes and the Interim Indenture on the terms set forth in the Interim Indenture;

          (2)   execute and deliver to the Collateral Agent, amendments to the Collateral Agreements and take such other actions as the Collateral Agent deems reasonably necessary in order to grant to the Collateral Agent, for the benefit of the Interim Note Holders, a perfected Lien in the assets, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Agreements, by law or as may be reasonably requested by the Collateral Agent;

          (3)   take such further action and execute and deliver such other documents specified in the Interim Indenture or otherwise reasonably requested by the Trustee to effectuate the foregoing; and

          (4)   deliver to the Trustee an opinion of counsel that such supplemental indenture and Guarantee, and amendments to the Collateral Agreements and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted

  Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Interim Indenture.

        Further Assurances Relating to the Collateral.    The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property included as Collateral. The Company shall, and shall cause each of its Restricted Subsidiaries to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect and continue the perfection of the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

        Real Estate Mortgages and Filings.    With respect to any fee interest in any land and the related improvements (including fixtures) thereon (individually and collectively, the "Premises") (i) owned by the Company or a Restricted Subsidiary on the Exchange Offer Completion Date and that has a Fair Market Value on such date of greater than $1.0 million or (ii) acquired by the Company or a Restricted Subsidiary after the Exchange Offer Completion Date for a purchase price of greater than $1.0 million, within 90 days of the Exchange Offer Completion Date in the case of clause (i) above and within 90 days of the acquisition thereof in the case of clause (ii) above:

          (1)   the Company shall deliver to the Collateral Agent, as mortgagee, fully-executed counterparts of mortgages, each dated as of the Exchange Offer Completion Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Company shall deliver to the Collateral Agent, mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Interim Note Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related mortgage, insuring that title to such property is marketable and that the interests created by the mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens;

          (3)   the Company shall deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit and/or indemnity from the Company or the applicable Restricted Subsidiary, as the case may be, stating that to its knowledge there has been no change in the facts depicted in the survey, other than, in each case, changes that do not materially adversely affect the use by the Company or Restricted Subsidiary, as applicable, of such Premises for the Company or such Restricted Subsidiary's business as so conducted, or intended to be conducted, at such Premises at the time of delivery thereof and in each case, in form sufficient for the title insurer issuing the title policy to remove the standard survey exception from such policy and issue a survey endorsement to such policy; and

          (4)   the Company shall cause to be delivered to the Collateral Agent, an opinion of counsel that such mortgage and any other documents required to be delivered have been duly authorized,

  executed and delivered by the Company or such Restricted Subsidiary, as applicable, and constitute legal, valid, binding and enforceable obligations of the Company or such Restricted Subsidiary, as applicable, and such other opinions regarding the perfection of such Liens created by such mortgage in such Premises as the Collateral Agent shall reasonably request.

        Conduct of Business.    The Company will not, and will not permit any of its Restricted Subsidiaries to engage in any business other than a Permitted Business.

        Designation of Restricted and Unrestricted Subsidiaries.    The Interim Indenture will provide that the Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described under "—Limitation on Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default. The determination of Fair Market Value for the foregoing purposes will be made by the Board of Directors of the Company, whose determination will be conclusive.

        Payments for Consent.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Interim Note Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Interim Indenture, any Collateral Agreement or the Interim Notes, unless such consideration is offered to be paid or is paid to all Interim Note Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

        Reports to Interim Note Holders.    Whether or not required by the rules and regulations of the SEC, so long as any Interim Notes are outstanding, the Company will furnish to the Interim Note Holders or cause the Trustee to furnish to the Interim Note Holders and will post on the Company's website for public availability, within the time periods specified in the SEC's rules and regulations, all quarterly and annual financial statements and financial information that would be required to be filed with the SEC with Forms 10-Q and 10-K if the Company were required to file such reports (when and as if filed).

        All such financial statements will be prepared in all material respects in accordance with SEC Regulation S-X and will be accompanied by:

          (1)   a "Management's Discussion and Analysis of Financial Condition and Results of Operations" in substantially the form that would be required if filed with the SEC with a Form 10-Q or 10-K, as the case may be;

          (2)   all current reports that would be required to be filed with the SEC in current reports on Form 8-K if the Company were required to file such reports; and

          (3)   in the case of annual financial statements, an audit report thereon by the Company's independent public accountants.

        In addition, for so long as any Interim Notes remain outstanding, if at any time the Company is not required to file with the SEC the reports required in this section, the Company will furnish to Interim Note Holders and to securities analysts and prospective investors of the Interim Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Formation of New License Subsidiary; Transfer of FCC Licenses.    Promptly following the consummation of the Exchange Offer, the Company shall form, or cause to be formed, the New License Subsidiary. The Company shall take all necessary actions to designate the New License Subsidiary as a Restricted Subsidiary under the Interim Indenture (and under the New Indenture from and after the Mandatory Redemption Date). The Company shall promptly make application to the FCC for any required regulatory or other approvals to permit the Company and any other applicable Subsidiary to transfer to the New License Subsidiary all of the FCC Licenses, and shall use its commercially reasonable efforts to obtain any such required approvals as soon as practicable. Promptly upon obtaining any such required approvals, the Company shall, or shall cause, all of the FCC Licenses to be transferred to the New License Subsidiary. The Company and the Guarantors shall not permit any Existing Note Obligations to be secured, directly or indirectly, by a Lien on any assets or rights of, or any Equity Interests in, the New License Subsidiary. The Company and the Guarantors shall not permit the New License Subsidiary to incur, maintain or in any way be obligated for any Existing Note Obligations except such Existing Note Obligations as are subordinated to the Interim Note Obligations as set forth in the Existing Notes Indenture as modified and amended in the Exchange Offer.

Events of Default

        Each of the following is an "Event of Default":

          (1)   default for 30 days in the payment when due of interest on the Interim Notes;

          (2)   default in the payment when due (at maturity or otherwise) of the principal of, or premium, if any, on, the Interim Notes;

          (3)   default in the Company's obligation to deliver shares of its common stock, cash or other property upon conversion of the Interim Notes as required under the Interim Indenture and such default continues for a period of five days;

          (4)   failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under "—Repurchase at Option of the Interim Note Holder Upon a Designated Event," "—Certain Covenants—Limitation on Restricted Payments," "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," "—Certain Covenants—Limitations on Asset Sales" or "—Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (5)   failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Interim Note Holders holding at least 25% in aggregate principal amount of the Interim Notes (including Additional Interim Notes, if any) then outstanding voting as a single class to comply with any of the other agreements in the Interim Indenture or any Collateral Agreement; provided, however, that with respect to a failure by the Company to comply with the covenant described under "—Certain Covenants—Reports to Interim Note Holders," such period shall be 90 days, rather than 60 days;

          (6)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Interim Indenture, if that default:

            (a)   is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness when due, or if applicable, prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

          (7)   failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (8)   (i) any revocation, cancellation or relinquishment, which action is not subject to further appeal, of the Company's or its Restricted Subsidiaries' (a) 24 GHz FCC Licenses covering a population equal to or greater than 5.0% of the population covered by all of the Company's and its Restricted Subsidiaries' 24 GHz FCC Licenses or (b) 39 GHz licenses covering a population equal to or greater than 33 1/3% of the population covered by all of the Company's and its Restricted Subsidiaries' 39 GHz licenses, with the population in each case determined by the most recent official census conducted by the U.S. government and (ii) such FCC License revocation, cancellation or relinquishment, individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its Restricted Subsidiaries taken as a whole;

          (9)   certain events of bankruptcy or insolvency described in the Interim Indenture with respect to the Company or any of its Restricted Subsidiaries;

          (10) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or any Collateral Agreement ceases to give the Collateral Agent the Liens (other than Liens securing Collateral, individually or in the aggregate, having a Fair Market Value of less than $500,000), rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by any Collateral Agreement or the Interim Indenture;

          (11) the Company or any of its Restricted Subsidiaries contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

          (12) the Guarantee of any Guarantor ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Interim Indenture).

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary, all outstanding Interim Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Interim Note Holders holding at least 25% in aggregate principal amount of the then outstanding Interim Notes may declare all the Interim Notes to be due and payable immediately. If the Interim Notes become due and payable at any time prior to maturity, the amount that shall become due and payable shall be the Aggregate Accreted Principal Amount of such Interim Notes.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Interim Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Interim Note Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

        Subject to the provisions of the Interim Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Interim Indenture at the request or direction of any Interim Note Holders unless such Interim Note Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium, if any, when due, no holder of a Interim Note may pursue any remedy with respect to the Interim Indenture or the Interim Notes unless:

          (1)   such Interim Note Holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   Interim Note Holders holding at least 25% in aggregate principal amount of the then outstanding Interim Notes have requested the Trustee pursue the remedy;

          (3)   such Interim Note Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   Interim Note Holders holding a majority in aggregate principal amount of the then outstanding Interim Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        The Interim Note Holders holding a majority in aggregate principal amount of the then outstanding Interim Notes by notice to the Trustee may, on behalf of all of the Interim Note Holders, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Interim Indenture except a continuing Default or Event of Default in the payment of principal, interest or premium, if any.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the Interim Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

        All powers of the Trustee under the Interim Indenture, in its capacity as trustee of such Interim Indenture, will be subject to applicable provisions of the Communications Act, including without limitation, the requirements of prior approval for de facto or de jure transfer of control or assignment of Title III licenses.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, stockholder or incorporator, as such, of the Company, a Guarantor or the Trustee shall have any liability for any obligations of the Company or the Guarantors under the Interim Notes, the Guarantees, the Collateral Agreements or the Interim Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Interim Note Holder, by accepting a Interim Note, waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Interim Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer's certificate, elect to have all of its obligations and the obligations of the

Guarantors discharged with respect to the outstanding Interim Notes, the Interim Indenture and the Collateral Agreements ("Legal Defeasance") except for:

          (1)   the rights of Interim Note Holders to receive payments in respect of the principal of, and interest and premium, if any, on, such Interim Notes when such payments are due from the trust referred to below;

          (2)   the rights of Interim Note Holders to convert such Interim Notes into common stock of the Company;

          (3)   the Company's and the Guarantors' obligations with respect to the Interim Notes and the Guarantees concerning issuing temporary Interim Notes and Guarantees, registration of Interim Notes and Guarantees, mutilated, destroyed, lost or stolen Interim Notes and Guarantees and the maintenance of an office or agency for payment and money for security payments held in trust;

          (4)   the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

          (5)   the Legal Defeasance and Covenant Defeasance provisions of the Interim Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Interim Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Interim Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default" will no longer constitute an Event of Default with respect to the Interim Notes.

        In order to exercise Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Interim Note Holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on, the outstanding Interim Notes on the stated date for payment thereof;

          (2)   in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Interim Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Interim Note Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Interim Note Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Interim Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company must deliver to the Trustee an officer's certificate stating that the deposit was not made by the Company with the intent of preferring the Interim Note Holders over the other creditors of the Company and its Subsidiaries with the intent of defeating, hindering, delaying or defrauding any creditors of the Company and its Subsidiaries or others; and

          (7)   the Company must deliver to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the Interim Indenture and the Interim Notes and Guarantees may be amended or supplemented with the consent of the Interim Note Holders holding at least a majority in aggregate principal amount of the Interim Notes (including any Additional Interim Notes) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Interim Notes and Guarantees), and any existing Default or Event of Default or compliance with any provision of the Interim Indenture or the Interim Notes and Guarantees may be waived with the consent of the Interim Note Holders holding a majority in aggregate principal amount of the then outstanding Interim Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Interim Notes).

        Without the consent of each holder of Interim Notes affected, an amendment, supplement or waiver may not (with respect to any Interim Notes held by a non-consenting Interim Note Holder):

          (1)   reduce the aggregate principal amount of Interim Notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any Interim Note or alter the provisions with respect to the redemption of the Interim Notes;

          (3)   reduce the rate of or change the time for payment of interest, including default interest, on any Interim Note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest on, or premium, if any, on, the Interim Notes (except a rescission of acceleration of the Interim Notes by the Interim Note Holders holding at least a majority in aggregate principal amount of the then outstanding Interim Notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any Interim Note payable in money other than that stated in the Interim Notes;

          (6)   make any change in the provisions of the Interim Indenture relating to waivers of past Defaults or the rights of holders of Interim Notes to receive payments of principal of, or interest on, or premium, if any, on, the Interim Notes;

          (7)   release any Collateral from the Liens of the pledge and security agreements, except as contemplated by the pledge and security agreements;

          (8)   waive a redemption payment or mandatory redemption with respect to any Interim Notes;

          (9)   adversely affect the conversion rights of the Interim Note Holders; or

          (10) make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any Interim Note Holder, the Company, the Guarantors and the Trustee may amend or supplement the Interim Indenture, any Collateral Agreement, the Interim Notes and the Guarantees:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated Interim Notes in addition to or in place of certificated Interim Notes;

          (3)   to provide for the assumption of the obligations of the Company or any Guarantor to Interim Note Holders in the case of a merger or consolidation in accordance with the provisions of the Interim Indenture;

          (4)   to effect the release of a Guarantor from its Guarantee and the termination of such Guarantee, all in accordance with the provisions of the Interim Indenture governing such release and termination;

          (5)   to add any Guarantee or to secure the Interim Notes or any Guarantee;

          (6)   to make any change that would provide any additional rights or benefits to the Interim Note Holders or that does not adversely affect the legal rights under the Interim Indenture, the Interim Notes, the Guarantees or any Collateral Agreement of any such Interim Note Holder;

          (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the Interim Indenture under the TIA;

          (8)   to provide for the issuance of additional Interim Notes in accordance with the limitations set forth in the Interim Indenture; or

          (9)   to provide for a successor trustee in accordance with the provisions of the Interim Indenture.

Satisfaction and Discharge

        The Interim Indenture and the Collateral Agreements will be discharged and will cease to be of further effect (except as to surviving rights of registration or exchange of the Interim Notes, as expressly provided for in the Interim Indenture) as to all Interim Notes issued thereunder, when:

          (1)   either:

            (a)   all Interim Notes that have been authenticated, except lost, stolen or destroyed Interim Notes that have been replaced or paid and Interim Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

            (b)   all Interim Notes that have not been delivered to the Trustee for cancellation will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Interim Note Holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Interim Notes not delivered to the Trustee for cancellation for principal, interest and premium, if any, to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company has paid or caused to be paid all sums payable by it under the Interim Indenture; and

          (4)   the Company has delivered irrevocable instructions to the Trustee under the Interim Indenture to apply the deposited money toward the payment of the Interim Notes at maturity.

        In addition, the Company must deliver an officer's certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

        The Interim Indenture, the Interim Notes, the Guarantees and the Collateral Agreements are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

        The Interim Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Interim Indenture. During the existence of an Event of Default, each of the Trustee and the Collateral Agent will exercise such rights and powers vested in it by the Interim Indenture and the Collateral Agreements, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The Interim Indenture and the provisions of the TIA contain certain limitations on the rights of each of the Trustee and the Collateral Agent, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, each of the Trustee and the Collateral Agent will be permitted to engage in other transactions; provided that if either the Trustee or the Collateral Agent acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below are certain defined terms used in the Interim Indenture. Reference is made to the Interim Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Accretion Premium" means an amount as calculated by the Company that is determined so that such Accretion Premium represents for each Interim Note Holder a return of 12.00% per annum, calculated on a semi-annual basis, as if each $1,000 principal amount of the Interim Notes were purchased at the Issue Price on the Original Issue Date.

        "Acquired Indebtedness" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, or Indebtedness incurred by such specified Person in connection with the acquisition of assets, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or the acquisition of such assets, as the case may be; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Aggregate Accreted Principal Amount" means an amount as calculated by the Company equal to 100% of the principal amount of the Interim Notes redeemed or repurchased or otherwise due plus the Accretion Premium on the principal amount of such Interim Notes. The applicable Aggregate Accreted Principal Amount, as of any specified date (the "Specified Date"), for each $1,000 principal amount of Interim Notes if the Specified Date is one of the following dates (each a "Semi-Annual Date"), is equal to the amount set forth opposite such date below:

Semi-Annual Date	Aggregate Accreted Principal Amount ($)
November 15, 2009	1,105.38030
May 15, 2010	1,126.70312
November 15, 2010	1,149.30531
May 15, 2011	1,173.26363
November 15, 2011	1,198.65944
May 15, 2012	1,225.57901
November 15, 2012	1,254.11375

If the Specified Date occurs between two Semi-Annual Dates, the Aggregate Accreted Principal amount shall be the sum of (A) the Aggregate Accreted Principal Amount for the Semi-Annual Date immediately preceding the Specified Date and (B) an amount equal to the product of (a) the difference of (x) the Aggregate Accreted Principal Amount for the immediately following Semi-Annual Date and (y) the Aggregate Accreted Principal Amount for the immediately preceding Semi-Annual Date and (b) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Semi-Annual Date to the Specified Date, calculated on a basis of a 360 day year comprised of twelve 30 day months, and the denominator of which is 180 days.

        "Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person will become a Restricted Subsidiary of the Company or will be merged or consolidated with or into the Company or any of its Restricted Subsidiaries or (ii) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of the assets of such Person or any division or line of business of such Person.

        "Asset Sale" means in a single transaction or a series of related transactions:

          (1)   the sale, lease, conveyance or other disposition of any assets or rights (including by way of a sale and leaseback transaction), other than the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole; and

          (2)   the issuance or sale of Equity Interests of any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of the Company's Subsidiaries.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

          (1)   any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

          (2)   a transfer of assets between or among the Company and its wholly-owned Guarantors;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a wholly-owned Guarantor;

          (4)   the sale or lease of products, services or accounts receivable in the ordinary course of business or equipment or other assets pursuant to a program for the maintenance or upgrading of such equipment or assets including, without limitation, the disposition of equipment that is worn out or obsolete;

          (5)   the sale or other disposition of cash or Cash Equivalents; and

Notwithstanding anything to the contrary contained above, a Restricted Payment that does not violate the covenant described above under "—Certain Covenants—Limitation on Restricted Payments" or a Permitted Investment shall not constitute an Asset Sale, except for purposes of determination of the Consolidated Coverage Ratio.

        "Asset Sale Offer" has the meaning assigned to that term in the Interim Indenture.

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

          (1)   the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

          (2)   the sum of all such payments.

        "Bankruptcy Code" means title 11 of the United States Code (11 U.S.C. 101 et seq.), as amended from time to time, and any successor statute, or if the context so requires, any similar federal or state law.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York, New York or San Francisco, California or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests, respectively; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation in profits, losses or distribution of assets with Capital Stock.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Collateral" means all collateral of whatsoever nature purported to be subject to the lien of the Collateral Agreements.

        "Collateral Agent" means the Trustee, in its capacity as Collateral Agent under the Collateral Agreements, together with its successors in such capacity.

        "Collateral Agreements" means the Intercreditor Agreement (Interim Notes) and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Interim Note Lien upon Collateral in favor of the Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Communications Act" means the Communications Act of 1934, as amended, the rules, regulations, orders, decisions and written polices of the FCC, and binding interpretations of U.S. federal courts of any of the foregoing.

        "Consolidated Coverage Ratio" means with respect to any Person as of any date of determination, the ratio of (i) the aggregate amount of EBITDA of such Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination and as to which financial statements are available to (ii) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such four fiscal quarters; provided, however, that:

          (1)   if such Person or any of its Restricted Subsidiaries has incurred any Indebtedness since the beginning of such period through the determination date that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such Person for such period shall be calculated after giving effect on a pro forma basis to (A) such Indebtedness as if such Indebtedness had been incurred on the first day of such period, and (B) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

          (2)   if since the beginning of such period any Indebtedness of such Person or any of its Restricted Subsidiaries has been repaid, repurchased, defeased or otherwise discharged (other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid and has not been replaced), Consolidated Interest Expense for such Person for such period shall be calculated after giving pro forma effect thereto as if such Indebtedness had been repaid, repurchased, defeased or otherwise discharged on the first day of such period,

          (3)   if since the beginning of such period such Person or any of its Restricted Subsidiaries shall have made any Asset Sale or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Sale, EBITDA for such Person for such period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the assets which are the subject of such Asset Sale for such period or increased by an amount equal to the EBITDA (if negative) attributable thereto for such period, and Consolidated Interest Expense for such Person for such period shall be (i) reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of such Person or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to such Person and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary of such Person is sold, transferred or otherwise disposed of, the Consolidated Interest Expense for such Person for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent such Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale, transfer or other disposition) and (ii) increased by interest income attributable to the assets which are the subject of such Asset Sale for such period,

          (4)   if since the beginning of such period such Person or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Asset Acquisition, EBITDA and Consolidated Interest Expense for such Person for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Asset Acquisition occurred on the first day of such period, and

          (5)   if since the beginning of such period any Person that subsequently became a Restricted Subsidiary of such Person or was merged with or into such Person or any of its Restricted Subsidiaries since the beginning of such period shall have made any Asset Sale or Asset Acquisition that would have required an adjustment pursuant to clause (3) or (4) above if made by such Person or a Restricted Subsidiary of such Person during such period, EBITDA and Consolidated Interest Expense for such period for such Person shall be calculated after giving pro forma effect thereto as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Asset Acquisition, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in accordance with GAAP and Regulation S-X under the Securities Act, to the extent applicable, and may take into account such reasonable additional expense synergies and other adjustments determined, in each case, in good faith by a responsible financial or accounting officer of the Company to the extent permitted by GAAP and Regulation S-X. Any Person that is a Restricted Subsidiary on the determination date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period and any Person that is not a Restricted Subsidiary on the determination date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term that extends at least until the end of such period).

        "Consolidated Interest Expense" means, with respect to any Person for any period, the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP (including commitment fees, letter of credit fees and the interest component of Capital Lease Obligations), including the net amounts paid or received under all Interest Rate Agreements, plus, to the extent not included in such interest expense and without duplication, (i) amortization of debt discount, (ii) capitalized interest, (iii) non-cash interest expense, (iv) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon, (v) the interest portion of any deferred payment obligation, and (vi) the product of (x) all cash and Disqualified Stock dividends in respect of all Disqualified Stock of such Person held by Persons other than such Person or a wholly-owned Subsidiary of such Person times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal, and less, to the extent included in such total interest expense, the amortization of capitalized debt issuance costs.

        "Consolidated Net Income" means, with respect to any Person for any period, the net income (loss) of such Person and its consolidated Restricted Subsidiaries for such period determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income (i) the net income (but not loss) of any Restricted Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary was not permitted (without giving effect to any non-permanent waiver), directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, (ii) any gains or losses realized upon the sale or other disposition of any assets of such Person or its consolidated Restricted Subsidiaries not sold or disposed of in the ordinary course of business (including Capital Stock or pursuant to any sale and leaseback transaction), (iii) any non-recurring or extraordinary gain or loss (including expenses related to the issuance of the Interim Notes), (iv) the net income of any Person accrued prior to the date it became a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or a Restricted Subsidiary of the referent Person, (v) the cumulative effect of a change in accounting principles, (vi) subject to clause (vii) below, the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person, (vii) the net income (or loss) of any Unrestricted Subsidiary, whether or not distributed to the specified Person or one of its Restricted Subsidiaries, (viii) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Original Issue Date, and (ix) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

        "Consolidated Net Worth" means, with respect to any Person of any date, the sum of:

          (1)   the consolidated equity of the common stockholders of such Person as of such date; plus

          (2)   the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared an paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any such cash received by such Person upon issuance of such preferred stock less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made 12 months after the acquisition of such business subsequent to the date of the Interim Indenture in the book value of any asset owned by such Person or a consolidate Subsidiary of such Person, and (y) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Discharge of Working Capital Facility Obligations" means the occurrence of all of the following:

          (1)   termination or expiration of all commitments to extend credit that would constitute Working Capital Facility Indebtedness;

          (2)   payment in full in cash of the principal of and interest and premium (if any) on all Working Capital Facility Indebtedness (other than any undrawn letters of credit);

          (3)   cash collateralization (at the lower of (i) 110% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Working Capital Facility Document), expiration, termination or return to the issuing bank of all outstanding letters of credit constituting Working Capital Facility Indebtedness; and

          (4)   payment in full in cash of all other Working Capital Facility Obligations that are outstanding and unpaid at the time the Working Capital Facility Obligations are paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the

Interim Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under "—Certain Covenants—Limitation Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Interim Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United Sates or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "EBITDA" with respect to any Person for any period means the sum (without duplication) of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1)   all income tax expense of such Person and its consolidated Restricted Subsidiaries;

          (2)   Consolidated Interest Expense;

          (3)   depreciation and amortization expense of the Company and its Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period); and

          (4)   all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), in each case for such period. Notwithstanding the foregoing, the provisions for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Offer" means that certain exchange offer and consent solicitation by the Company to exchange any and all tendered and accepted Existing Notes for a like principal amount of Interim Notes and to obtain the related consents to modify the indenture and security agreements governing and relating to the Existing Notes, initiated by the Company on or about October 26, 2009, as the same may be amended or extended from time to time.

        "Exchange Offer Completion Date" means the date on which the Exchange Offer is consummated and the Interim Notes are first issued.

        "Excluded Assets" will include, among other things, (i) any lease, license, permit, franchise, power, authority or right if, to the extent that and for long as (a) the grant of a security interest therein validly constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, permit, franchise, power, authority or right or the termination or default under the instrument or agreement by which such lease, license, permit, franchise, power, authority or right is governed and (b) such abandonment, invalidation, unenforceability, breach, termination or default is not rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision) of any relevant jurisdiction or other applicable law (including the Bankruptcy Code) or principles of equity; provided, however, that (x) such lease, license, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the conditions set forth in clauses (a) and (b) of this paragraph are and remain satisfied, and to the extent such assets otherwise constitute Collateral, such assets will cease to be Excluded Assets and will become subject to the first priority security interest of the Collateral Agent for the benefit of the Interim Note Holders and of the Pari Passu Collateral Agent for the benefit of the holders of any Pari Passu Obligations, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement, and (y) the proceeds of any sale, lease or other disposition of any such lease, license, permit, franchise, power, authority or right that is or becomes an Excluded Asset shall not be an Excluded Asset and shall at all times be and remain subject to the first priority security interest of the Collateral Agent for the benefit of the Interim Note Holders and of the Pari Passu Collateral Agent for the benefit of the holders of any Pari Passu Obligations, (ii) non-material real property, (iii) leased real property, and (iv) any instrument evidencing Indebtedness owed to the Company or any of the Guarantors to the extent that (a) the existence and amount of such instrument is disclosed herein or (b) such instrument is created following the Exchange Offer Completion Date in a transaction that complies with the Interim Indenture. The Interim Notes also do not have the benefit of any security interest in the assets of any Subsidiaries of the Company that are not Domestic Restricted Subsidiaries.

        "Existing Collateral Agreements" means all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Existing Notes Collateral Agent pursuant to the Existing Notes Indenture, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Existing Indebtedness" means all Indebtedness of the Company and its Restricted Subsidiaries in existence on the Exchange Offer Completion Date, until such amounts are repaid.

        "Existing Note Indebtedness" means: (i) the Existing Notes and the guarantees of the Existing Notes and (ii) any additional Existing Notes and guarantees issued pursuant to the Existing Notes Indenture.

        "Existing Note Lien" means a Lien granted by the Existing Notes Collateral Agreements to the Existing Notes Collateral Agent (or any other holder, or representative of holders, of Existing Note Obligations), at any time, upon any assets of the Company or any guarantor of the Existing Notes to secure Existing Note Obligations.

        "Existing Note Obligations" means Existing Note Indebtedness and all other Obligations in respect thereof.

        "Existing Notes Collateral Agent" means the Trustee, in its capacity as Collateral Agent under the Existing Collateral Agreements pursuant to the Existing Notes Indenture, together with its successors in such capacity.

        "Existing Notes" means the Company's 9.00% Convertible Senior Secured Notes due 2012, issued under the Existing Notes Indenture.

        "Existing Notes Documents" means the Existing Notes Indenture, the Existing Notes, the guarantees securing the Existing Notes, the Existing Notes Collateral Agreements, and any other agreements governing, securing or relating to any Existing Note Obligations, each as amended from time to time.

        "Existing Notes Indenture" means the indenture among the Company, the guarantors thereunder and Wells Fargo Bank, National Association, as trustee, dated November 9, 2006, as amended from time to time.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Interim Indenture), evidenced by a resolution delivered to the Trustee.

        "FCC" means the U.S. Federal Communications Commission and any successor agency that is responsible for regulating the U.S. telecommunications industry.

        "FCC License" means any authorization, license or permit issued by the FCC, together with any extensions or renewals thereof.

        "Field EBITDA" means, with respect to any Person for any period, the consolidated service revenues minus the cost of service revenues (excluding depreciation and amortization) of such Person and its consolidated Restricted Subsidiaries, as contained on such Person's consolidated income statement, minus the field personnel expense of such Person and its consolidated Restricted Subsidiaries, for such period, all as determined in accordance with GAAP, on an annualized basis, and certified to the Trustee in an officer's certificate.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person incurred in the ordinary course of business to protect against interest rate and foreign currency exchange rate fluctuations, under:

          (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any Indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP and also includes, to the extent not otherwise included, the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to any Preferred Equity Interests. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Interim Indenture Documents" means, collectively, the Interim Indenture, the Interim Notes, the Guarantees and the Collateral Agreements.

        "Interim Note Documents" means the Interim Indenture, the Interim Notes, the Guarantees, the Collateral Agreements, and any other agreements governing, securing or relating to any Interim Note Obligations.

        "Interim Note Indebtedness" means: (i) the Interim Notes and the Guarantees issued upon consummation of the Exchange Offer and (ii) any Additional Interim Notes and Guarantees issued pursuant to the Interim Indenture.

        "Interim Note Lien" means a Lien granted by a Collateral Agreement to the Collateral Agent (or any other holder, or representative of holders, of Interim Note Obligations), at any time, upon any assets of the Company or any Guarantor to secure Interim Note Obligations.

        "Interim Note Obligations" means Interim Note Indebtedness and all other Obligations in respect thereof.

        "Insolvency Proceeding" means, as to any Person, any of the following:

          (1)   any case or proceeding with respect to such Person under the Bankruptcy Code or any other federal or state bankruptcy, insolvency, reorganization, arrangement, composition or readjustment of the obligations and Indebtedness of such Person:

          (2)   any proceeding seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to such Person or any of its assets;

          (3)   any proceeding for liquidation, dissolution or other winding up of the business of such Person; or

          (4)   any assignment for the benefit of creditors or any marshalling of assets of such Person.

        "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to provide protection against fluctuations in interest rates as to which such Person is party or a beneficiary.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company or such Restricted Subsidiary will be deemed to have made an Investment on the date of any such sale or disposition in such Restricted Subsidiary. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person.

        "Issue Price" means 100% of the principal amount of the Interim Notes.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Working Capital Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "New License Subsidiary" means a new Subsidiary formed by the Company after the consummation of the Exchange Offer, which shall be a Restricted Subsidiary hereunder, to which the Company is obligated to transfer its FCC Licenses, subject to certain conditions, as set forth in "—Certain Covenants—Formation of New License Subsidiary; Transfer of FCC Licenses.".

        "Non-Recourse Indebtedness" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

          (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or to cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

        "Obligations" means:

          (1)   with respect to Interim Note Indebtedness, any principal, premium, if any, accrued and unpaid interest, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the Interim Notes or the Interim Indenture;

          (2)   with respect to Working Capital Facility Indebtedness, any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Working Capital Facility Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable by the Company or any guarantor of the Working Capital Facility Indebtedness.

        "Ordinary Course Affiliate Transaction" means any Affiliate Transaction entered into in the ordinary course of business that is comprised of (1) a lease or leases or other similar arrangements for the installation and existence of the Company's or any of its Restricted Subsidiaries' equipment on or about radio towers or other structures, (2) the acquisition or provision of communication transport services via fiber optic or other communications infrastructure, or (3) other contractual arrangements relating to (1) or (2).

        "Original Issue Date" means November 9, 2006, the date of the original issue of the Existing Notes.

        "Pari Passu Collateral Agent" means, at any time, the Person serving at such time as the "Collateral Agent" under the agreement governing any Pari Passu Indebtedness or any other representative then most recently designated in accordance with the applicable provisions of any such agreement, together with its successors in such capacity.

        "Pari Passu Indebtedness Cap" means the principal amount outstanding under any Pari Passu Indebtedness in an aggregate principal amount not to exceed $250.0 million.

        "Pari Passu Obligations" means the Pari Passu Indebtedness and all other Obligations in respect Pari Passu Indebtedness.

        "Permitted Business" means the business of the Company and its Restricted Subsidiaries as described in the Company's annual report on Form 10-K for the year ended December 31, 2008, and any business or activity reasonably related or ancillary thereto.

        "Permitted Holders" means Crown Castle Investment Corp., Solus Alternative Asset Management LP, BlackRock, Inc., Och-Ziff Capital Management Group LLC, Zazove Associates, LLC and their respective Affiliates.

        "Permitted Investments" means:

          (1)   any Investment in the Company or in a wholly-owned Restricted Subsidiary;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by the Company or a wholly-owned Restricted Subsidiary in a Person, if as a result of such Investment:

            (a)   such Person becomes a wholly-owned Restricted Subsidiary of the Company; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a wholly-owned Restricted Subsidiary;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "—Certain Covenants—Limitation on Asset Sales;"

          (5)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

          (6)   any Investments received in compromise or resolution of litigation, arbitration or other disputes;

          (7)   Investments represented by Hedging Obligations;

          (8)   loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company for bona fide business purposes in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

          (9)   the making of any other Investment not otherwise permitted under the immediately preceding clauses (1) to (8) having a Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Permitted Investments made since the date of the Interim Indenture pursuant to this clause (9) that are at the time outstanding, in an aggregate amount not to exceed $5.0 million; and

          (10) repurchases of the Existing Notes or the Interim Notes.

        "Permitted Liens" means:

          (1)   subject to the terms of the Intercreditor Agreement (Interim Notes), Liens on assets of the Company or any of the Guarantors securing Indebtedness and other Obligations under the Working Capital Facility that was permitted by the terms of the Interim Indenture to be incurred and/or securing Hedging Obligations related thereto;

          (2)   subject to the terms of the Intercreditor Agreement (Interim Notes), Liens to secure Indebtedness permitted by clause (2) of the second paragraph of the covenant entitled "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock";

          (3)   subject to the terms of the Intercreditor Agreement (Interim Notes), Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (10) of the second paragraph of the covenant entitled "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

          (4)   Liens securing Indebtedness and other Obligations represented by the Interim Notes to be issued on the date of the Interim Indenture, and any Additional Interim Notes issued as interest on the Interim Notes, and the Guarantees with respect thereto;

          (5)   Liens in favor of the Company or any Restricted Subsidiary;

          (6)   Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (7)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (8)   Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

          (9)   survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (10) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, and not incurred in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

          (11) Liens on property (including Capital Stock) existing at the time of acquisition of such property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

          (12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Interim Indenture; provided, however, that:

            (a)   the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Permitted Refinancing Indebtedness;

          (13) To the extent, in each case, not otherwise resulting in an Event of Default, Liens arising by reason of a judgment, decree or court order and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

          (14) Liens contained in purchase and sale agreements limiting the transfer of assets pending the closing of the transactions contemplated thereby;

          (15) Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of the Company or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets; and

          (16) Liens securing the Existing Notes under the Existing Notes Documents.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued and unpaid interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has an Average Life equal to or greater than the Average Life of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

          (3)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Interim Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Interim Notes on terms at least as favorable to the holders of Interim Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Pro Rata Amount" means, with respect to any Interim Note Holder, a fraction, the numerator of which is the aggregate principal amount of Interim Notes held by such Interim Note Holder and the denominator of which is the aggregate principal amount of Interim Notes outstanding.

        "Reinvestment Yield" means a discount rate equal to 0.50% over the yield (i) reported as of 10:00 a.m. (New York City time) on the date of conversion, on the display designated as "Page PX1" (or such other display as may replace Page PX1 on Bloomberg Financial Markets or, if Page PX1 (or its successor screen on Bloomberg Financial Markets) is unavailable, the Telerate Access Service screen which corresponds most closely to Page PX1 for the most recently issued actively traded U.S. Treasury securities having a maturity closest to November 15, 2010 (in the case of "—Designated Event Make-Whole Amount"), or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the date of the conversion, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a maturity closest to November 15, 2010 (in the case of "—Designated Event Make-Whole Amount"). Such yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the actively traded U.S. Treasury security with the maturity closest to and later than the period from the date of such conversion November 15, 2010 (in the case of "—Designated Event Make-Whole Amount") and (2) the actively traded U.S. Treasury security with the maturity closest to and earlier than November 15, 2010 (in the case of "—Designated Event Make-Whole Amount"). The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable note.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Secured Indebtedness Documents" means the Interim Note Documents, the Existing Notes Documents and the Working Capital Facility Documents.

        "Senior Lenders" means the Persons holding Working Capital Facility Indebtedness.

        "Senior Lender Indebtedness Cap" means the principal amount outstanding under the Working Capital Facility in an aggregate principal amount not to exceed 110% of the amount provided by clause (1) of the definition of "Permitted Indebtedness."

        "Shared Collateral" means Collateral that secures the Working Capital Facility Obligations, the Interim Note Obligations, the Existing Notes Obligations and any Pari Passu Indebtedness Obligations, provided that the Shared Collateral with respect to Pari Passu Indebtedness shall not include the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses and the Shared Collateral with respect to the Existing Notes Obligations shall not include the New License Subsidiary.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the Interim Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Indebtedness;

          (2)   except as permitted by covenants described above under the "—Certain Covenants—Limitation on Transactions With Affiliates," is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary other than those that might be obtained at the time from Persons who are not Affiliates of the Company or any Restricted Subsidiary;

          (3)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officer's certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under "—Certain Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Interim Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Working Capital Facility" means, one or more debt facilities, up to an aggregate principal amount of $50.0 million, with banks or other institutional lenders providing for revolving credit loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Working Capital Facility Collateral Agent" means, at any time, the Person serving at such time as the "Collateral Agent" under the Working Capital Facility or any other representative then most recently designated in accordance with the applicable provisions of the Working Capital Facility, together with its successors in such capacity.

        "Working Capital Facility Documents" means the Working Capital Facility, the Working Capital Facility Security Documents, and all agreements governing or relating to any Working Capital Facility Obligations.

        "Working Capital Facility Indebtedness" means:

          (1)   Indebtedness of the Company, the Guarantors and the guarantors under the Working Capital Facility that was permitted to be incurred and secured under each applicable Secured Indebtedness Document (or as to which the lenders under the Working Capital Facility obtained an officer's certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Indebtedness Documents); and

          (2)   Hedging Obligations incurred to hedge or manage interest rate risk with respect to Working Capital Facility Indebtedness; provided, that:

            (a)   such Hedging Obligations are secured by a Working Capital Facility Lien on all of the assets that secure Indebtedness under the Working Capital Facility; and

            (b)   such Working Capital Facility Lien is senior to or on a parity with the Working Capital Facility Liens securing Indebtedness under the Working Capital Facility.

        "Working Capital Facility Lien" means a Lien granted by a Working Capital Facility Security Document to the Working Capital Facility Collateral Agent (or any Senior Lender or other representative of the Senior Lenders), at any time, upon any assets of the Company, any Guarantor or any guarantor under the Working Capital Facility to secure Working Capital Facility Obligations.

        "Working Capital Facility Obligations" means the Working Capital Facility Indebtedness and all other Obligations in respect of Working Capital Facility Indebtedness.

        "Working Capital Facility Security Documents" means the Intercreditor Agreement (Interim Notes) and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Working Capital Facility Lien upon collateral in favor of the Working Capital Facility Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

 DESCRIPTION OF THE NEW NOTES

        We will issue the New Notes under an indenture (the "New Indenture"), among the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee (the "Trustee") and Collateral Agent (the "Collateral Agent") upon consummation of the Mandatory Redemption of the Interim Notes. The Collateral Agreements, including the Intercreditor Agreement (New Notes), referred to below under "—Security" define the terms of the pledges that secure the New Notes. We summarize below the material provisions of the New Indenture, the Collateral Agreements, including the Intercreditor Agreement (New Notes), but do not include all of the provisions of the New Indenture, the Collateral Agreements, including the Intercreditor Agreement (New Notes). We urge you to read the New Indenture, the Collateral Agreements, including the Intercreditor Agreement (New Notes), because they, and not this description, define the rights of the holders of the New Notes. The terms of the New Notes include those stated in the New Indenture, the Collateral Agreements, including the Intercreditor Agreement (New Notes), and those made part of the New Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). You can obtain a copy of the New Indenture and the Intercreditor Agreement (New Notes) upon request from us. You can find definitions of certain capitalized terms used in this description below under "—Certain Definitions." When we refer to the "Company" in this section we mean FiberTower Corporation, the issuer of the New Notes, and not its Subsidiaries.

        The Trustee will initially act as paying agent and registrar for the New Notes. You may present New Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate office. No service charge will be made for any registration of transfer or exchange or redemption of New Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to the holders of the New Notes (the "New Note Holders"). We will pay principal (and premium, if any) on the New Notes at the Trustee's office in New York, New York. At our option, we may pay interest on the New Notes, at the Trustee's corporate trust office or by check mailed to the registered address of each New Note Holder.

Brief Description of the New Notes and the Guarantees

The New Notes

        The New Notes:

  •
  will be senior secured obligations of the Company;

  •
  will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets of the Company and its existing and future Domestic Restricted Subsidiaries (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License), other than Excluded Assets, and a first priority pledge (subject to Permitted Liens) of the Capital Stock of the Company's existing and future Domestic Restricted Subsidiaries, subject to (1) a prior lien on current assets and a pari passu lien on long-term assets to secure a Working Capital Facility up to an aggregate principal amount of $20.0 million, and (2) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (New Notes);

  •
  will rank equally in right of payment with all other senior obligations of the Company, including the Existing Notes, and senior in right of payment to all Indebtedness that by its terms is subordinated to the New Notes;

  •
  will rank senior, as to Collateral, to the Existing Notes and to all of the Company's existing and future unsecured Indebtedness; and

  •
  will be fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company's existing and future Domestic Restricted Subsidiaries, as set forth under "—The Guarantees" below.

The Guarantees

        The New Notes will be fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future Domestic Restricted Subsidiaries, including the New License Subsidiary (each, a "Guarantor" and, collectively, the "Guarantors"). The New License Subsidiary will be a guarantor of the Existing Notes on a subordinated basis. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. Each Guarantee of a Guarantor:

  •
  will be a senior secured obligation of such Guarantor;

  •
  will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets owned by such Guarantor (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License) and a first priority pledge (subject to Permitted Liens) of the Capital Stock of such Guarantor, subject to (1) a prior lien on current assets and a pari passu lien on long-term assets to secure a Working Capital Facility up to an aggregate principal amount of $20.0 million, and (2) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (New Notes);

  •
  will rank equally in right of payment with all other senior obligations of such Guarantor, including the guarantees of the Existing Notes (except with respect to the guarantee of the Existing Notes by the New License Subsidiary, which will be subordinated), and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor; and

  •
  will rank senior, as to Collateral, to such Guarantor's obligations under its guarantee of the Existing Notes, and to all of such Guarantor's existing and future unsecured Indebtedness.

Methods of Receiving Payments on the New Notes

        All principal of, and interest on, the New Notes will be paid by the Company to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and, with respect to New Note Holders who hold certificated New Notes, if a New Note Holder has given wire transfer instructions to the Company, the Company will pay all principal of, and interest on, that New Note Holder's New Notes in accordance with those instructions. All other payments on the New Notes will be made at the office or agency of the Paying Agent and Registrar in the City of New York, Borough of Manhattan, unless the Company elects to make interest payments by check mailed to the New Note Holders at their address set forth in the register of New Note Holders.

Paying Agent and Registrar for the New Notes

        The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the New Note Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange; Restrictions on Transfer

        The Registrar and the Trustee may require a New Note Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of New Notes. New Note Holders will be required to pay all taxes due on transfer.

Principal, Maturity and Interest

        The Company will issue up to $125.0 million in aggregate principal amount of New Notes on the Mandatory Redemption Date as part of the redemption price in the Mandatory Redemption of the Interim Notes pursuant to the Interim Indenture. The Company may issue an unlimited principal amount of additional New Notes (the "Additional New Notes") (i) under the New Indenture from time to time, subject to satisfaction of all of the covenants in the New Indenture, including the covenants described below under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and "—Certain Covenants—Limitation on Liens" or (ii) to pay interest on the New Notes. The New Notes and any Additional New Notes will be substantially identical other than, in certain cases, the issuance dates, issue prices and the dates from which interest will accrue. Any Additional New Notes issued will be secured, equally and ratably, with the New Notes.

        The New Notes and any Additional New Notes subsequently issued under the New Indenture will be treated as a single class for all purposes under the New Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. However, because any Additional New Notes may not be fungible with the New Notes for federal income tax purposes, they may have a different CUSIP number or numbers and may be represented by a different global New Note or New Notes. Unless the context otherwise requires, for all purposes of the New Indenture and this "Description of the New Notes," references to the New Notes include any Additional New Notes actually issued.

        The Company will issue New Notes in denominations of $1,000 and integral multiples of $1,000.

        If the Mandatory Redemption Date occurs on or after the first day of a month but on or before the 15th day of that month, the New Notes will mature on the sixth anniversary of the 15th day of such month, and if the Mandatory Redemption Date occurs after the 15th day of a month but before the first day of the next month, the New Notes will mature on the sixth anniversary of the first day of the next month. The date on which the New Notes mature in accordance with the foregoing is referred to in this "Description of the New Notes" as the "Maturity Date."

        Interest on the New Notes will accrue at the rate of 9.00% per annum and will be payable semi-annually in arrears. One-third of the interest on the New Notes will be payable in cash and two-thirds of the interest will be payable by the issuance of additional New Notes in the principal amount of such portion of the interest.

        If the Mandatory Redemption Date occurs on or after the first day of a month but on or before the 15th day of such month, the interest payment dates will be the 15th day of such month and the 15th day of the month that is six months after such month, and the first interest payment date will be the six month anniversary of the 15th day of such month. Interest payment record dates will be the first day of each month in which an interest payment date falls.

        If the Mandatory Redemption Date occurs after the 15th day of a month but before the first day of the next month, the interest payment dates will be the first day of the next month and the first day of the month that is six months after such next month, and the first interest payment date will be the first day of the month that is six months after such next month. Interest payment record dates will be the 15th day of each month that immediately precedes each month in which an interest payment date falls.

        The Additional New Notes will be identical to the originally issued New Notes, except that interest will begin to accrue from the date they are issued.

        Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the New Notes.

        Interest on the New Notes will accrue from the Mandatory Redemption Date or, if interest has already been paid on the New Notes, from the date it was most recently paid on the New Notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Escrow Account

        On the Mandatory Redemption Date, the Company will deposit, into an escrow account (the "Escrow Account") held by an escrow agent (the "Escrow Agent") for the benefit of the Holders of the New Notes, cash sufficient, along with earnings thereon, to make the first six semi-annual cash interest payments on the New Notes, which amount the Company currently estimates to be approximately $12.1 million assuming exchange of all of the Existing Notes for Interim Notes. The escrowed interest may only be used to make such interest payments, or to make such other payments as required by the New Indenture. Funds will be released from the Escrow Account in pro rata amounts to reflect any reduction in the outstanding principal amount of the New Notes prior to the sixth interest payment date. Pending any such required payments, the escrowed interest may be invested in U.S. government securities, which will be pledged as additional Collateral to secure the New Notes.

Guarantees

        The full and prompt payment of the Company's payment obligations under the New Notes and the New Indenture will be guaranteed, jointly and severally, by the Guarantors. Each Guarantor will fully and unconditionally guarantee (each, a "Guarantee" and, collectively, the "Guarantees"), jointly and severally, to each New Note Holder, the Trustee and the Collateral Agent, the full and prompt performance of the Company's Obligations under the New Indenture, the New Notes and the other New Indenture Documents, including the payment of principal of, interest on and premium, if any, on the New Notes. The Guarantee of each Guarantor will rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor, including such Guarantor's guarantee of the Existing Notes. The obligations of each Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the New Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See "—Certain Covenants—Merger, Consolidation and Sale of Assets" and "—Certain Covenants—Limitation on Asset Sales."

        Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee, the Collateral Agent or any New Note Holder:

          (1)   if all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation and, in the case of a sale of Capital Stock, whether directly by transfer of Capital Stock issued by that Guarantor or indirectly by transfer of Capital Stock of other Subsidiaries that, directly or indirectly, own Capital Stock issued by such Guarantor) to a Person other than the Company or any other Guarantor, and the Company otherwise complies, to the extent applicable, with the "Limitation on Asset Sales" covenant;

          (2)   if the Company exercises its legal defeasance option as described under "—Legal Defeasance and Covenant Defeasance;" or

          (3)   upon satisfaction and discharge of the New Indenture or payment in full of the principal of, premium, if any, accrued and unpaid interest on the New Notes and all other Obligations under the New Indenture Documents that are then due and payable.

        The Trustee shall promptly deliver, at the Company's expense, an appropriate instrument evidencing such release upon receipt of a request by the Company accompanied by an officer's certificate certifying as to the compliance with these release provisions.

Security

Collateral

        The New Notes and the Guarantees will be initially secured to the extent permitted by law by a first priority pledge (subject to Permitted Liens) of substantially all of the assets of the Company and its existing and future Domestic Restricted Subsidiaries (it being understood that the Communications Act currently prohibits the grant of a security interest in an FCC License), other than Excluded Assets, and a first priority pledge (subject to Permitted Liens) of the Capital Stock of the Company's existing and future Domestic Restricted Subsidiaries subject to (1) a prior lien on current assets and a pari passu lien on long-term assets to secure a Working Capital Facility up to an aggregate principal amount of $20.0 million, and (2) a second priority lien on such assets and Capital Stock (other than the assets and Capital Stock of the New License Subsidiary, to which the Company will, subject to receipt of FCC approval, transfer its 24 GHz and 39 GHz FCC Licenses) securing the Existing Notes, in each case pursuant to the terms of the Intercreditor Agreement (New Notes).

        The Communications Act currently prohibits the grant of a security interest in an FCC License. As a result, although New Note Holders will be granted a security interest in the Capital Stock of the Subsidiaries that hold the Company's FCC Licenses, and in the proceeds of such licenses and authorizations, New Note Holders will not have a direct security interest in such licenses and authorizations. The Communications Act requires prior approval for any de facto or de jure change in control (as defined by the Communications Act) of a holder of an FCC License or any assignment of an FCC License. To the extent that the exercise of any right described herein (including, but not limited to, exercise of certain rights on an Event of Default) would result in a de facto or de jure change in control or assignment of an FCC License, any required FCC approval must be obtained prior to the exercise of such rights. All powers of the Collateral Agent under the Collateral Agreements, in its capacity as collateral agent thereunder, are subject to applicable provisions of the Communications Act.

Working Capital Facility; Existing Notes; Pari Passu Indebtedness

        The Existing Notes are and, when entered into, the Working Capital Facility and any Pari Passu Indebtedness will be, secured by Liens on substantially all of the assets of the Company and the Guarantors (other than the Excluded Assets). The relative priorities of the security interests granted in the Company's and the Guarantors' assets pursuant to the New Indenture, the Existing Notes Indenture, the Working Capital Facility and any instruments governing Pari Passu Indebtedness will be governed by the Intercreditor Agreement (New Notes), more fully described below under "—Intercreditor Agreement (New Notes)." The Trustee will, on behalf of the New Note Holders and without requiring any action or consent therefrom, enter into the Intercreditor Agreement (New Notes)

on such terms (except for necessary conforming revisions) establishing the relative priorities of the security interests granted in the Shared Collateral.

Intercreditor Agreement (New Notes)

        Concurrently with the closing of the Exchange Offer, the Company, the Guarantors that guarantee the Existing Notes, the Existing Notes Collateral Agent, on behalf of the holders of the Existing Notes, and the Collateral Agent, on behalf of the Interim Note Holders and the New Note Holders, will enter into an omnibus intercreditor agreement which shall attach as (i) Exhibit A thereto a form of intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Interim Indenture, the "Intercreditor Agreement (Interim Notes)"), which shall define the rights of the Existing Notes Collateral Agent and the holders of the Existing Notes and the rights of the Collateral Agent and the Interim Note Holders with respect to the Shared Collateral and, after the incurrence of the Working Capital Facility or any Pari Passu Indebtedness, shall define the rights of the holders of such indebtedness and their representatives with respect to the Shared Collateral, and (ii) Exhibit B thereto a form of intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Interim Indenture, the "Intercreditor Agreement (New Notes)"), which shall define the rights of the Existing Notes Collateral Agent and the holders of the Existing Notes and the rights of the Collateral Agent and the New Note Holders with respect to the Shared Collateral and, after the incurrence of the Working Capital Facility, shall define the rights of the holders of such indebtedness and their representatives with respect to the Shared Collateral.

Lien Priorities

        Pursuant to the Intercreditor Agreement (New Notes), the Collateral Agent, on behalf of itself, the Trustee and the New Note Holders, will agree that:

          (1)   any Lien on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) now or hereafter held by the Working Capital Facility Collateral Agent or any of the Senior Lenders will be senior and prior to any Lien on the Shared Collateral securing any or all of the New Note Obligations;

          (2)   any Lien on the Shared Collateral now or hereafter held by the Collateral Agent or any of the New Note Holders regardless of how or when acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap), in each case, on the terms and in the manner set forth in the Intercreditor Agreement (New Notes); and

          (3)   any Lien on the Shared Collateral securing any or all of the Pari Passu Obligations now or hereafter held by any Collateral Agent or any holder of Pari Passu Indebtedness will be pari passu to any Lien on the Shared Collateral securing any or all of the New Note Obligations, on the terms and in the manner set forth in the Intercreditor Agreement (New Notes).

        Pursuant to the Intercreditor Agreement (New Notes), the Existing Notes Collateral Agent, on behalf of itself, the Existing Notes Trustee and the holders of the Existing Notes, will agree that:

          (1)   any Lien on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and the New Notes now or hereafter held by the Working Capital Facility Collateral Agent, any of the Senior Lenders or the Collateral Agent will be senior and prior to any Lien on the Shared Collateral securing any or all of the Existing Note Obligations;

          (2)   any Lien on the Shared Collateral now or hereafter held by the Existing Notes Collateral Agent or any of the holders of Existing Notes regardless of how or when acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and the New Notes, in each case, on the terms and in the manner set forth in the Intercreditor Agreement (New Notes); and

          (3)   any Lien on the Shared Collateral securing any or all of the Pari Passu Obligations now or hereafter held by any Collateral Agent or any holder of Pari Passu Indebtedness will be senior and prior to any Lien on the Shared Collateral securing any or all of the Existing Note Obligations, on the terms and in the manner set forth in the Intercreditor Agreement (New Notes).

Enforcement

        Subject to the provisions of the Intercreditor Agreement (New Notes) described below, prior to the incurrence of the Working Capital Facility Obligations, the Collateral Agent will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid the debt of the Interim Note Holders) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Existing Notes trustee, the Existing Notes Collateral Agent or any holder of Existing Notes.

        Subject to the provisions of the Intercreditor Agreement (New Notes) described below, after the incurrence of the Working Capital Facility Obligations and prior to the Discharge of Working Capital Facility Obligations, the Working Capital Facility Collateral Agent and the Senior Lenders will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid their debt) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Trustee, the Collateral Agent, any New Note Holder, the Existing Notes Trustee, the Existing Notes Collateral Agent or any holder of Existing Notes.

        Subject to the provisions of the Intercreditor Agreement (New Notes) described below, after the incurrence of any Pari Passu Indebtedness, the right of the Collateral Agent to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid the debt of the Interim Note Holders) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral shall be subject to instruction from time to time by the holders of more than 50% in an aggregate principal amount of the New Notes and the Pari Passu Indebtedness.

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of the Working Capital Facility Obligations:

          (1)   the Existing Notes Trustee, the Existing Notes Collateral Agent and the holders of the Existing Notes will not commence, or join with any Person (other than the Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of any Existing Note Documents or otherwise; and

          (2)   the Existing Notes Trustee, the Existing Notes Collateral Agent and the holders of the Existing Notes will not take any action that would hinder any exercise of remedies undertaken by the Collateral Agent in respect of the Shared Collateral under any of the New Notes Documents (or any instruments governing Pari Passu Indebtedness if any Pari Passu Indebtedness is outstanding), including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.

        After the incurrence of the Working Capital Facility Obligations and unless and until the Discharge of Working Capital Facility Obligations has occurred:

          (1)   the Collateral Agent, the New Note Holders, the Existing Notes Trustee, the Existing Notes Collateral Agent, the holders of the Existing Notes, any collateral agent for the holders of any Pari Passu Indebtedness and any holders of any Pari Passu Indebtedness will not commence, or join with any Person (other than the Senior Lenders and the Working Capital Facility Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of the New Note Documents, any Existing Note Documents or any instruments governing Pari Passu Indebtedness or otherwise; and

          (2)   the Collateral Agent, the New Note Holders, the Existing Notes Trustee, the Existing Notes Collateral Agent, the holders of the Existing Notes, any Pari Passu Indebtedness Collateral Agent and any holders of any Pari Passu Indebtedness will not take any action that would hinder any exercise of remedies undertaken by the Working Capital Facility Collateral Agent or any Senior Lender in respect of the Shared Collateral under any of the Working Capital Facility Documents, including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.

        Subject to the provisions of the Intercreditor Agreement (New Notes) described in the next paragraph, (i) the Collateral Agent, for itself and on behalf of the New Note Holders and any Holder of Pari Passu Indebtedness, and the Existing Collateral Agent, for itself and on behalf of the holders of Existing Notes, each will waive any and all rights it or any of such holders may have as a junior lien creditor or otherwise to object to the manner in which the Working Capital Facility Collateral Agent or any of the Senior Lenders seek to enforce or collect any Working Capital Facility Indebtedness (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) or any Liens granted in any of the Shared Collateral; and (ii) the Existing Collateral Agent, for itself and on behalf of the holders of Existing Notes, will waive any and all rights it or any of such holders may have as a junior lien creditor or otherwise to object to the manner in which the Collateral Agent or any of the Interim Note Holders or Holder of Pari Passu Indebtedness seek to enforce or collect any of the New Notes or Pari Passu Indebtedness or any Liens granted in any of the Shared Collateral.

        Notwithstanding anything to the contrary set forth in the Intercreditor Agreement (New Notes), in the event of the failure of the Company to make any payment in respect of the New Note Indebtedness in accordance with the terms of the New Note Documents or upon the occurrence of any other Event of Default under the New Note Documents and for so long as such Event of Default under the New Note Documents is continuing, subject at all times to the provisions of the Intercreditor Agreement (New Notes) described above under "—Lien Priorities" and described below under "—Payments," commencing 180 days after the receipt by the Working Capital Facility Collateral Agent of the declaration by the Trustee of such Event of Default under the New Note Documents and of the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all New Note Indebtedness (unless any Obligor is subject to an Insolvency Proceeding by reason of which such declaration and the making of such demand is stayed, in which case, commencing on the date of the commencement of such Insolvency Proceeding), the Collateral Agent may take any action described in the provisions of the Intercreditor Agreement (New Notes) described above with respect to its Liens on the Shared Collateral but only so long as the Working Capital Facility Collateral Agent is not already diligently pursuing in good faith the exercise of its enforcement rights or remedies against, or diligently in good faith attempting to vacate any stay or enforcement of its Liens on, all or any material portion of the Shared Collateral.

Payments

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Working Capital Facility Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the New Notes made in accordance with any provision of the Working Capital Facility expressly permitting such payments) will be paid to the Working Capital Facility Collateral Agent and will be applied by the Working Capital Facility Collateral Agent to the Working Capital Facility Indebtedness (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) in accordance with the Working Capital Facility Documents. Promptly following the Discharge of the Working Capital Facility Obligations, the Working Capital Facility Collateral Agent will deliver to the Collateral Agent any Shared Collateral and any proceeds of Shared Collateral held by it in the same form as received, with any necessary or reasonably requested endorsements or as a court of competent jurisdiction may otherwise direct.

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations, any Shared Collateral or proceeds thereof received by the Collateral Agent, any New Note Holder, the Existing Collateral Agent or any Existing Note Holder at any time prior to the Discharge of Working Capital Facility Obligations (except for payments in respect of the New Notes or Existing Notes made in accordance with any provision of the Working Capital Facility expressly permitting such payments) will be segregated and held in trust by the Collateral Agent or the Existing Collateral Agent, as the case may be. The Collateral Agent or the Existing Collateral Agent, as applicable, will promptly send written notice to the Working Capital Facility Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Working Capital Facility Collateral Agent within ten Business Days after receipt by the Working Capital Facility Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Working Capital Facility Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Working Capital Facility Collateral Agent is authorized to make any such endorsements as the collateral agent for the Collateral Agent, any such New Note Holder, the Existing Collateral Agent or any such Existing Note Holder. This authorization is coupled with an interest and is irrevocable.

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of Working Capital Facility Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the Existing Notes made in accordance with any provision of the New Notes expressly permitting such payments) will be paid to the Collateral Agent and will be applied by the Collateral Agent to the New Notes and any Pari Passu Indebtedness ratably in accordance with the Intercreditor Agreement (New Notes).

        Prior to the incurrence of the Working Capital Facility Obligations and after the Discharge of Working Capital Facility Obligations, any Shared Collateral or proceeds thereof received by the Existing Collateral Agent or any Existing Note Holder at any time prior to the Discharge of the New Notes and any Pari Passu Indebtedness (except for payments in respect of the Existing Notes made in accordance with any provision of the Intercreditor Agreement (New Notes) expressly permitting such payments) will be segregated and held in trust by the Existing Collateral Agent. The Existing Collateral Agent will promptly send written notice to the Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Collateral Agent within ten Business Days after receipt by the Existing Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Collateral

Agent is authorized to make any such endorsements as the collateral agent for the Existing Collateral Agent or any such Existing Note Holder. This authorization is coupled with an interest and is irrevocable.

Release of New Note Liens and Guarantees

        Under the Intercreditor Agreement (New Notes), certain New Note Liens will be released in the following circumstances:

          (1)   If, in connection with the exercise of the Working Capital Facility Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (New Notes) described above under "—Enforcement" or after the occurrence and during the continuation of an Event of Default under the Working Capital Facility Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the requisite Senior Lenders or the Working Capital Facility Collateral Agent, as the case may be, the Working Capital Facility Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases any Working Capital Facility Lien on any part of the Shared Collateral, then the New Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

          (2)   After the Discharge of the Working Capital Facility, if, in connection with the exercise of the Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (New Notes) described above under "—Enforcement" or after the occurrence and during the continuation of an Event of Default under the Interim Note Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the Collateral Agent, for itself or on behalf of any of the Interim Note Holders, releases any Lien on any part of the Shared Collateral, then the Interim Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

          (3)   If in connection with any sale, lease, exchange, transfer or other disposition of any Shared Collateral (in each case, a "Disposition") permitted under the terms of each of the Working Capital Facility Documents, the New Note Documents, the Existing Note Documents and any instruments governing Pari Passu Indebtedness (other than in connection with the exercise of the Working Capital Facility Collateral Agent's remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement (New Notes) described above under "—Enforcement"), the Working Capital Facility Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases its Liens on any of the Shared Collateral, other than in connection with the Discharge of Working Capital Facility Obligations, then the New Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released; provided, that the New Note Liens upon the Shared Collateral will not be released if the Disposition is subject to the covenant contained in the New Indenture described under "—Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (4)   If (i) the requisite number or percentage of Senior Lenders, the requisite percentage or number of New Note Holders under the New Note Documents, the requisite percentage or number of holders of Existing Notes under the Existing Note Documents and the requisite percentage or number of holders of Pari Passu Indebtedness consent to a release of any or all of the Shared Collateral, and (ii) the Company delivers an officer's certificate to the Working Capital Facility Collateral Agent (if prior to the Discharge of the Working Capital Facility) and the Collateral Agent certifying that all such necessary consents have been obtained, the Working Capital Facility Collateral Agent, for itself and for the benefit of the Senior Lenders and the

  Collateral Agent, for itself and for the benefit of the New Note Holders, will unconditionally and simultaneously release their Liens on such Shared Collateral;

          (5)   If the Guarantee of the New Note Indebtedness by a Guarantor is released in accordance with the New Note Documents, the New Note Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released; and

          (6)   If the guarantee of the Working Capital Facility Indebtedness by a Guarantor is released in accordance with the Working Capital Facility Documents, the Working Capital Facility Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Amendments to Working Capital Facility Documents

        The Working Capital Facility Documents may be amended, supplemented or otherwise modified in accordance with their terms and the Working Capital Facility may be refinanced, in each case, without notice to, or the consent of the Collateral Agent, the New Note Holders, the Existing Collateral Agent or the holders of Existing Notes, all without affecting the lien subordination or other provisions of the Intercreditor Agreement (New Notes); provided, that the holders of such Refinancing Indebtedness bind themselves in a writing addressed to the Collateral Agent and the Existing Collateral Agent to the terms of the Intercreditor Agreement (New Notes).

Amendments to Interim Note Documents

        The Interim Note Documents may be amended, supplemented or otherwise modified in accordance with their terms and the New Notes may be refinanced, in each case, without notice to, or the consent of the Working Capital Facility Collateral Agent, the Existing Collateral Agent or the holders of Existing Notes, all without affecting the lien subordination or other provisions of the Intercreditor Agreement (New Notes); provided, that the holders of such Refinancing Indebtedness bind themselves in a writing addressed to the Working Capital Facility Collateral Agent and the Existing Collateral Agent to the terms of the Intercreditor Agreement (New Notes).

Purchase Option

        Upon the occurrence and during the continuance of an Event of Default or an event of default under the Working Capital Facility Documents that is not cured or waived within 30 days, the Collateral Agent on behalf of the New Note Holders, after the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all New Note Indebtedness, will have the option at any time upon five Business Days' prior written notice to the Working Capital Facility Collateral Agent to elect to purchase all of the Working Capital Facility Indebtedness from the Senior Lenders upon the terms and conditions provided for in the Intercreditor Agreement (New Notes). Such right is subject to the pari passu rights of the holders of Pari Passu Indebtedness.

Insolvency Proceedings

        After the incurrence of the Working Capital Facility Obligations and until the Discharge of Working Capital Facility Obligations, if the Company or any Guarantor will be subject to any Insolvency Proceeding and the Working Capital Facility Collateral Agent or any Senior Lender desires to (i) permit the use of "Cash Collateral" (as such term is defined in Section 363(a) of the Bankruptcy

Code) constituting Shared Collateral, or (ii) permit the Company or such Guarantor to obtain financing under Section 364 of the Bankruptcy Code ("DIP Financing"), then the Collateral Agent, on behalf of itself and the New Note Holders, and the Existing Collateral Agent, on behalf of itself and the holders of Existing Notes, will raise no objection to such Cash Collateral use or DIP Financing and to the extent the Liens securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) are subordinated to or pari passu with such DIP Financing, the Collateral Agent and the Existing Collateral Agent will subordinate their Liens on the Shared Collateral to the Liens securing such DIP Financing (and all obligations relating thereto) and will not request adequate protection or any other relief in connection therewith, except, as expressly agreed by the Working Capital Facility Collateral Agent or to the extent permitted by the provisions of the Intercreditor Agreement (New Notes) described below under the next two paragraphs; provided, that:

          (1)   the aggregate principal amount of the DIP Financing plus the aggregate outstanding principal amount of Working Capital Facility Indebtedness plus the aggregate face amount of any letters of credit issued and not reimbursed under the Working Capital Facility does not exceed the Senior Lender Indebtedness Cap; and

          (2)   the Collateral Agent and the New Note Holders retain the right to object to any ancillary agreements or arrangements regarding Cash Collateral use or the DIP Financing that are materially prejudicial to their interests.

        The Collateral Agent, on behalf of itself and the New Note Holders, and the Existing Collateral Agent, on behalf of itself and the holders of Existing Notes, agrees that none of them will contest (or support any other Person contesting):

          (1)   any request by the Working Capital Facility Collateral Agent or the Senior Lenders for adequate protection; or

          (2)   any objection by the Working Capital Facility Collateral Agent or the Senior Lenders to any motion, relief, action or proceeding based on the Working Capital Facility Collateral Agent or the Senior Lenders claiming a lack of adequate protection.

        Notwithstanding the preceding provisions in this section, in any Insolvency Proceeding:

          (1)   if the Working Capital Facility Collateral Agent or the Senior Lenders (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any Cash Collateral use or DIP Financing, then the Collateral Agent, on behalf of itself or any of the New Note Holders, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and such Cash Collateral use or DIP Financing (and all obligations relating thereto) on the same basis as the other New Note Liens are so subordinated to the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) under the Intercreditor Agreement (New Notes); and

          (2)   in the event the Collateral Agent, on behalf of itself or any of the New Note Holders, seeks or requests adequate protection in respect of New Note Obligations and such adequate protection is granted in the form of additional collateral, then the Collateral Agent, on behalf of itself or any of the New Note Holders, agrees that the Working Capital Facility Collateral Agent will also be granted a senior Lien on such additional collateral as security for the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and for any Cash Collateral use or DIP Financing provided by the Senior Lenders and that any New Note Lien on such additional collateral will be subordinated to the Lien on such collateral securing the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and any such DIP Financing provided by the Senior Lenders (and all obligations relating thereto) and to any other Liens granted to the Senior Lenders as adequate protection on the same basis as the other New Note Liens are so subordinated to such Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) under the Intercreditor Agreement (New Notes).

        If, in any Insolvency Proceeding, debt obligations of the reorganized debtor secured by Liens upon any assets of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of the Working Capital Facility Obligations and the New Note Obligations, then, to the extent the debt obligations distributed on account of the Working Capital Facility Obligations (subject to the principal amount thereof not exceeding the Senior Lender Indebtedness Cap) and the New Note Obligations are secured by Liens on the same assets, the provisions of the Intercreditor Agreement (New Notes) will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        The Collateral Agent, for itself and each of the New Note Holders, and the Existing Collateral Agent, for itself and each of the holders of Existing Notes, agree that none of them will object to or oppose a sale or other disposition of any Shared Collateral free and clear of security interests, liens or other claims under Section 363 of the Bankruptcy Code if the Working Capital Facility Collateral Agent has consented to such sale or disposition of such assets, and such motion does not impair the rights of the New Note Holders under Section 363(k) of the Bankruptcy Code; provided, that the Senior Lender Indebtedness Cap will be reduced by an amount equal to the net cash proceeds of such sale or other disposition which are used to pay the principal or face amount of the Working Capital Facility Indebtedness.

        Except as otherwise expressly set forth in the provisions of the Intercreditor Agreement (New Notes) or in connection with the exercise of remedies with respect to the Shared Collateral, nothing in the Intercreditor Agreement (New Notes) will limit the rights of the Collateral Agent or the New Note Holders from seeking adequate protection with respect to their rights in the Shared Collateral in any Insolvency Proceeding (including adequate protection in the form of a cash payment, periodic cash payments or otherwise) and the Working Capital Facility Collateral Agent and the Senior Lenders shall agree that none of them will contest (or support any other person contesting) any such request for adequate protection made in accordance with the Intercreditor Agreement (New Notes).

Release of Liens in Respect of New Notes

        The New Indenture provides that the New Note Liens upon the Collateral will no longer secure the New Notes or any other New Note Obligations, and the right of the New Note Holders to the benefits and proceeds of the New Note Liens on the Collateral will terminate and be discharged automatically:

          (1)   upon satisfaction and discharge of the New Indenture as set forth under "—Satisfaction and Discharge;"

          (2)   upon a Legal Defeasance of the New Notes under the New Indenture as set forth under "—Legal Defeasance and Covenant Defeasance;"

          (3)   upon payment in full and discharge of all New Notes outstanding under the New Indenture and all New Note Obligations that are outstanding, due and payable under the New Indenture at the time the New Notes are paid in full and discharged;

          (4)   in whole or in part, with the consent of the New Note Holders in accordance with the provisions of the New Indenture described below under "—Amendment, Supplement and Waiver;" or

          (5)   to the extent not otherwise terminated and discharged, with respect to any asset that is or becomes an Excluded Asset.

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

Relative Rights

        The New Indenture will provide that nothing in the New Note Documents will:

          (1)   impair, as between the Company and the New Note Holders, the Company's obligations to pay principal of, premium and interest (including Additional Interest, if any) on the New Notes in accordance with their terms or any of the Company's other obligations or any Guarantor's obligations;

          (2)   affect the relative rights of New Note Holders as against any of the Company's or the Guarantors' other creditors (other than holders of Working Capital Facility Liens, Pari Passu Indebtedness Liens, and Existing Notes Liens);

          (3)   restrict the right of any New Note Holder to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under "—Intercreditor Agreement (New Notes)");

          (4)   restrict or prevent any New Note Holder or the Collateral Agent from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described above under "—Intercreditor Agreement (New Notes);" or

          (5)   restrict or prevent any New Note Holder or the Collateral Agent from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described above under "—Intercreditor Agreement (New Notes)."

Optional Redemption

        The Company may redeem the New Notes, at its option, in whole or in part at any time and from time to time, upon not less than 30 nor more than 60 days' notice.

        If we redeem any New Notes before the date that is four years prior to the Maturity Date, the redemption price for any New Notes so redeemed shall be equal to the sum of:

          (1)   the principal amount thereof, plus

          (2)   accrued and unpaid interest, if any, to the redemption date, plus

          (3)   the Applicable Premium at the redemption date.

        "Applicable Premium" means, with respect to a New Note at any time, the excess, if any, of (A) the present value at such time of (i) the redemption price of such New Note on the date that is four years prior to the Maturity Date (such redemption price being set forth in the table appearing below) plus (ii) any required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Note through the date that is four years prior to the Maturity Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such New Note.

        If we redeem any New Notes on or after the date that is four years prior to the Maturity Date, the redemption price for any New Notes so redeemed shall be equal the principal amount thereof multiplied by the percentage set forth below (determined as of the redemption date) plus accrued interest to the redemption date, if redeemed during the 12-month period commencing on the dates set forth below:

Redemption Date	Redemption Price
On or after four years prior to Maturity Date	104.50%
On or after three years prior to Maturity Date	104.50%
On or after two years prior to Maturity Date	102.25%
On or after one year prior to Maturity Date	100.00%

        If the redemption date falls after a record date and on or prior to the corresponding interest payment date, the Company will pay the full amount of accrued and unpaid interest due on such interest payment date to the New Note Holder of record at the close of business on the corresponding record date. On and after the redemption date, interest will cease to accrue on New Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in full satisfaction of the applicable redemption price, together with accrued and unpaid interest thereon to the date of redemption, pursuant to the New Indenture.

        Funds payable in respect of the redemption price to be paid upon the redemption of any New Notes held by a New Note Holder shall include such New Note Holder's Pro Rata Amount of the amounts in the Escrow Account, with respect to such New Note Holder's New Notes that are to be redeemed.

Selection and Notice of Redemption

        If the Company chooses to redeem less than all of the New Notes, selection of the New Notes for redemption will be made by the Trustee either:

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed; or

          (2)   if the New Notes are not then listed on a national securities exchange, on a pro rata basis or by such method as the Trustee may reasonably determine is fair and appropriate.

        No New Notes of a principal amount of $1,000 or less shall be redeemed in part and New Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

        Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each New Note Holder to be redeemed at its registered address. If New Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new New Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the New Note Holder thereof upon cancellation of the original New Note (or appropriate adjustments to the amount and beneficial interests in the Global New Note will be made).

No Sinking Fund; Open Market Purchases

        The Company is not required to make any sinking fund payments with respect to the New Notes prior to maturity. In addition, under certain circumstances, the Company may be required to offer to purchase the New Notes as described under "—Repurchase at Option of the New Note Holder Upon a

Fundamental Change" and "—Limitations on Asset Sales." The Company may at any time and from time to time purchase New Notes in the open market or otherwise.

Repurchase at Option of the New Note Holder Upon a Fundamental Change

        If a Fundamental Change occurs at any time prior to the maturity of the New Notes, a New Note Holder may require the Company to repurchase its New Notes, in whole or in part, for cash on a repurchase date specified by the Company that is not less than 20 nor more than 30 days after the date of our notice of the Fundamental Change (the "Fundamental Change Repurchase Date"). The New Notes will be repurchased only in multiples of $1,000 principal amount.

        The Company will repurchase the New Notes at a price equal to 101% of the principal amount of the New Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. Notwithstanding the foregoing, if a repurchase date falls after an interest payment record date but on or prior to the corresponding interest payment date, the Company will pay the full amount of accrued and unpaid interest on such interest payment date to the New Note Holder of record at the close of business on the corresponding record date.

        The Company must give to all New Note Holders of record a notice of a Fundamental Change within 15 Business Days after it has occurred. The Company is also required to deliver to the Trustee a copy of the Fundamental Change notice. If a New Note Holder elects to require the Company to repurchase its New Notes, such New Note Holder must deliver to the Company or its designated agent, on or before the close of business on the repurchase date specified in the Fundamental Change notice, such New Note Holder's repurchase notice and any New Notes to be repurchased, duly endorsed for transfer.

        The repurchase notice from the New Note Holder must state:

  •
  if certificated New Notes have been issued, the New Note certificate numbers (or, if such New Note Holder's New Notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

  •
  the portion of the principal amount of New Notes to be repurchased, which must be in $1,000 multiples; and

  •
  that the New Notes are to be repurchased by the Company pursuant to the applicable provisions of the New Notes and the New Indenture.

        A New Note Holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

  •
  the principal amount of the withdrawn New Notes;

  •
  if certificated New Notes have been issued, the certificate numbers of the withdrawn New Notes (or, if such New Note Holder's New Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

  •
  the principal amount, if any, that remains subject to the repurchase notice.

        Payment of the repurchase price for a New Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the New Note, together with necessary endorsements, to the paying agent at its corporate trust office in The City of New York, Borough of Manhattan at any time after delivery of the repurchase notice. Payment of the repurchase price for the New Note will be made promptly following the later of the Business Day immediately following the repurchase date and the time of book-entry transfer or delivery of any such New Notes. If the paying agent holds money sufficient to pay the repurchase price of the New Note on the Business Day immediately following the repurchase date, then, on and after that date:

  •
  the New Note will cease to be outstanding;

  •
  interest will cease to accrue; and

  •
  all other rights of the New Note Holder will terminate, other than the right to receive the repurchase price upon delivery of the New Note.

        This will be the case whether or not book-entry transfer of the New Note has been made or the New Note has been delivered to the Paying Agent.

        A "fundamental change" generally will be deemed to occur at such time as:

          (1)   any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder or a "group" the majority of the voting power of the shares of the Company's Capital Stock beneficially owned by which is beneficially owned by Permitted Holders, is or becomes the "beneficial owner" (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of the Company's Capital Stock entitled to vote generally in the election of directors;

          (2)   the following persons cease for any reason to constitute a majority of the Company's Board of Directors:

            (a)   individuals who on the Original Issue Date constituted the Company's Board of Directors; and

            (b)   any new directors whose election to the Company's Board of Directors or whose nomination for election by the Company's shareholders was approved by at least a majority of the Company's Board of Directors, or if applicable, a majority of the Company's directors on the Board of Directors' nominating committee then still in office who were either directors on the Original Issue Date or whose election or nomination for election was previously so approved;

          (3)   the Company consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of the Company's voting stock immediately prior to such transaction, "beneficially own," directly or indirectly, immediately after such transaction, shares of the continuing or surviving person's voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving person;

          (4)   the sale, transfer, lease, conveyance or other disposition of all or substantially all of the Company's assets or properties to any "person' or "group" (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

          (5)   the Company is liquidated or dissolved or holders of the Company's Capital Stock approve any plan or proposal for its liquidation or dissolution.

        The term "fundamental change" is limited to specified events and may not include other events that might adversely affect the Company's financial condition or business operations. The Company's obligation to offer to repurchase the New Notes upon a fundamental change would not necessarily afford a New Note Holder protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

        Notwithstanding the foregoing, no New Notes may be surrendered for repurchase in connection with a merger, consolidation or other transaction effected solely for the purpose of changing the Company's jurisdiction of incorporation to any other state within the United States.

        No New Notes may be repurchased by the Company at the option of the New Note Holders upon a Fundamental Change if the principal amount of the New Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

        The Company will comply with any applicable provisions of the tender offer rules under the Exchange Act, as amended, to the extent applicable, in the event of a Fundamental Change.

        This Fundamental Change repurchase right could discourage a potential acquiror of the Company. However, this Fundamental Change repurchase feature is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions.

        The Company's ability to repurchase New Notes for cash upon the occurrence of a Fundamental Change will be subject to the limitations imposed by existing and any future credit agreements or Indebtedness. See "Risk Factors—Our substantial level of indebtedness could materially affect our financial condition and prevent us from fulfilling our obligations under the Interim Notes, the New Notes and any other indebtedness." In addition, any future credit agreements or Indebtedness may expressly prohibit the Company's repurchase of New Notes upon a Fundamental Change or may provide that a Fundamental Change is prohibited or constitutes an event of default under that agreement. If a Fundamental Change occurs at a time when the Company is prohibited from repurchasing New Notes, the Company could seek the consent of its lenders to repurchase the New Notes or could attempt to refinance their debt. If the Company does not obtain consent or refinance their debt, it would not be permitted to repurchase the New Notes. The Company's failure to repurchase tendered New Notes would constitute an event of default under the New Indenture, which could also constitute a default under the terms of other agreements.

Certain Covenants

        Limitation on Restricted Payments.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or its Restricted Subsidiaries) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends, payments or distributions payable to the Company or a Guarantor, or payable by a Restricted Subsidiary that is not a Guarantor to any Restricted Subsidiary);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any Guarantor);

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company that is contractually subordinated to the New Notes (excluding any intercompany Indebtedness between or among the Company and any of the Guarantors), except a payment of interest or principal at the Stated Maturity thereof (for purposes of clarity, the Existing Notes will not be deemed to be contractually subordinated to the New Notes); or

          (4)   make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

            (i)  no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

           (ii)  the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test of 2 to 1 described below under "—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock"; and

          (iii)  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (8) of the following paragraph), is equal to or less than the sum, without duplication, of:

            (A)  50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing prior to the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

            (B)  100% of (1)(a) the aggregate net cash proceeds and (b) the Fair Market Value of (x) marketable securities (other than marketable securities of the Company or an Affiliate of the Company), (y) Capital Stock of a Person (other than the Company or an Affiliate of the Company) engaged primarily in any Permitted Business and (z) other assets used or useful in any Permitted Business, in each case received by the Company since the Issue Date as a contribution to its common equity capital (other than from its Subsidiaries) or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (in each case other than Equity Interests (or Disqualified Stock or debt securities) sold or issued to a Subsidiary of the Company), (2) with respect to Indebtedness that is incurred on or after the Mandatory Redemption Date, the amount by which such Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company's consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Equity Interests of the Company (other than Disqualified Stock), and (3) the aggregate net cash proceeds, if any, received by the Company or any of its Restricted Subsidiaries upon any conversion or exchange described in clause (1) or (2) above; plus

            (C)  with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Mandatory Redemption Date pursuant to, and that when made reduced the aggregate amount of Restricted Payments available under, this paragraph (iii), an amount equal to the sum, without duplication, of (1) the net reduction in such Restricted Investments in any Person resulting from (i) repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary, (ii) other repurchases, repayments or redemptions of such Restricted Investments, (iii) the sale of any such Restricted Investment to a purchaser other than the Company or a Subsidiary of the Company or (iv) the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) that constituted a Restricted Investment plus (2) with respect to any Unrestricted Subsidiary designated as such after the Mandatory Redemption Date is redesignated as a Restricted Subsidiary after the Mandatory Redemption Date, the lesser of (x) the Fair Market Value of the Company's Investment in such Subsidiary held by the Company or any of its Restricted Subsidiaries at the time of such redesignation and (y) the amount of the Restricted Investments made by the Company and its Restricted Subsidiaries after the Mandatory Redemption Date pursuant to, and that when made reduced the aggregate amount of Restricted Payments available under, this paragraph (iii), that had been made in such redesignated Subsidiary and were outstanding at the time of its designation as an Unrestricted Subsidiary; plus

            (D)  100% of any dividends received by the Company or a Restricted Subsidiary after the Mandatory Redemption Date from an Unrestricted Subsidiary, to the extent such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

        So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

          (1)   the making of any Restricted Payment in exchange for the issuance of, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution (other than by a Subsidiary of the Company) of common equity capital to the Company;

          (2)   the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company that is contractually subordinated to the New Notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness (for purposes of clarity, the Existing Notes will not be deemed to be contractually subordinated to the New Notes);

          (3)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

          (4)   the payment of any dividend or other payment or distribution by a Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis;

          (5)   the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any of the Company's (or any of its Restricted Subsidiaries') current or former directors or employees in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) in order to satisfy the Company's or such Restricted Subsidiary's tax withholding obligation with respect to such exercise or vesting;

          (6)   payments to fund the purchase, redemption or other acquisition for value by the Company of fractional Equity Interests arising out of stock dividends, splits or combinations, business combinations or other transactions permitted by the New Indenture;

          (7)   the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any of the Company's or any of the Company's Restricted Subsidiaries' current or former directors or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed the sum of (A) $1.0 million, plus (B) the aggregate amount of cash proceeds received by the Company from the sale of the Company's Equity Interests (other than Disqualified Stock) to any such directors or employees that occurs after the Mandatory Redemption Date; plus (C) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Mandatory Redemption Date; and

          (8)   other Restricted Investments in an aggregate amount at any time outstanding not to exceed $5.0 million.

        Notwithstanding the foregoing, (i) no Restricted Investment may be made in a Restricted Subsidiary that is not a Domestic Restricted Subsidiary, and (ii) no Investment in an Unrestricted Subsidiary, or in any Restricted Subsidiary that is not a wholly owned Subsidiary of the Company, may include any FCC License.

        Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; except for any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

          (1)   the incurrence by the Company and the Guarantors of additional Indebtedness and letters of credit under the Working Capital Facility in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company thereunder) not to exceed $20.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company to repay any Indebtedness under the Working Capital Facility and effect a corresponding permanent commitment reduction thereunder pursuant to the covenant described below under "—Limitation on Asset Sales;"

          (2)   so long as (A) no Default has occurred and is continuing and (B) on the date of such incurrence, and after giving effect thereto on a pro forma basis (including pro forma application of the net proceeds therefrom), the Consolidated Coverage Ratio exceeds 2.0 to 1.0, in each case, the incurrence by the Company of (X) additional unsecured Indebtedness, provided that such Indebtedness (i) is expressly subordinated, on the terms set forth in the New Indenture, to the prior payment in full in cash of all Obligations with respect to the New Notes, and (ii) does not mature and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Indebtedness, in whole or in part, on or prior to the date that is 91 days after the date on which the New Notes mature, and (Y) additional unsecured senior Indebtedness in an aggregate principal amount at any time outstanding not to exceed (i) $250.0 million less (ii) the aggregate at such time of the principal amount of Indebtedness outstanding under the New Notes and the Working Capital Facility (and of any Permitted Refinancing Indebtedness in respect thereof) and of any unused commitments available under the Working Capital Facility (or such Permitted Refinancing Indebtedness, as applicable) (regardless of whether the Company at such time meets all applicable conditions to use such commitments); and provided further, that prior to the incurrence of any such Indebtedness, the Company delivers an officer's certificate to the Trustee certifying that the Company has complied with this clause (2);

          (3)   (i) the incurrence by the Company and the Guarantors of Indebtedness represented by the New Notes to be issued as part of the redemption price in the Mandatory Redemption of the Interim Notes, and any Additional New Notes issued as interest on the New Notes, and the Guarantees with respect thereto, (ii) the incurrence by the Company and the Guarantors of Indebtedness represented by the New Notes issued after the Mandatory Redemption Date in exchange for Existing Notes on terms no less favorable to the Company and the Guarantors than the Exchange Offer and the Mandatory Redemption, and any Additional New Notes issued as interest on the New Notes, and the Guarantees with respect thereto, and (iii) the incurrence by the Company and the Guarantors of Indebtedness represented by any additional Existing Notes issued as interest on the Existing Notes in accordance with the terms of the Existing Notes Indenture, and the guarantees of the Guarantors with respect thereto;

          (4)   the incurrence by the Company and its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the New Indenture to be incurred pursuant to this clause (4) and clauses (3) and (11) of this paragraph;

          (5)   the incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated (with such subordination provided for in a promissory note evidencing such Indebtedness) to the prior payment in full in cash of all Obligations with respect to the New Notes and the Guarantees; and

            (b)   any (i) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, or (ii) sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness that was not permitted by this clause (5);

          (6)   the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that any (a) subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company, or (b) sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such preferred stock that was not permitted by this clause (6);

          (7)   the incurrence by the Company of Hedging Obligations in the ordinary course of business;

          (8)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance and surety bonds in the ordinary course of business;

          (9)   the incurrence by the Company or any Restricted Subsidiaries of the Company of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any Restricted Subsidiary of the Company, in an aggregate amount at any time outstanding not to exceed $10.0 million, provided that the aggregate amount of Indebtedness outstanding under this clause (9) and clause (13) will together not exceed $10.0 million at any time;

          (10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

          (11) the incurrence by the Company and its Restricted Subsidiaries of Existing Indebtedness;

          (12) the incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or satisfy and discharge the New Notes in accordance with the provisions of the New Indenture; and

          (13) the incurrence by the Company or any of its Restricted Subsidiaries of any other Indebtedness not otherwise permitted to be incurred under the terms of the New Indenture in an aggregate amount at any time outstanding not to exceed $5.0 million, provided that the aggregate amount of Indebtedness outstanding under this clause (13) and clause (9) will not together exceed $10.0 million at any time.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

          (2)   the principal amount of the Indebtedness, in the case of any other Indebtedness.

        Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 85% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Subsidiary (other than contingent liabilities and Indebtedness that are (x) by their terms subordinated to the New Notes, (y) unsecured, or (z) secured by a Lien on the assets or rights that are the subject of the Asset Sale, which Lien is junior in priority to the Liens securing the New Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability;

            (b)   any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

            (c)   any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

          (1)   to repay Indebtedness and other Obligations under the Working Capital Facility and to correspondingly permanently reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company and a Guarantor;

          (3)   to make capital expenditures in a Permitted Business (other than Equity Interests, Indebtedness or current assets); or

          (4)   to acquire other assets (other than Equity Interests or Indebtedness) that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce borrowings under the Working Capital Facility or otherwise invest the Net Proceeds in any manner that is not prohibited by the New Indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will, within five days thereof, make an Asset Sale Offer to all New Note Holders and all holders of other senior secured Indebtedness that is pari passu with the New Notes containing provisions similar to those set forth in the New Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum amount of New Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the New Notes in any Asset Sale Offer will be equal to 100% of the principal amount of the New Notes, plus accrued and unpaid interest to the date of purchase, payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the New Indenture. If the principal amount of the New Notes and the amount of other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the New Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of New Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the New Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the New Indenture by virtue of such compliance.

        Limitation on Liens.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

        Maintenance of Insurance.    The Company will, and will cause each of its Restricted Subsidiaries to, maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   any encumbrance or restriction pursuant to an agreement in effect on the date of the issuance of the New Notes;

          (2)   Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

          (3)   the New Indenture, the Collateral Agreements, the New Notes and the Guarantees;

          (4)   applicable law, rule, regulation or order;

          (5)   customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

          (6)   any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

          (7)   Liens permitted to be incurred under the provisions of the covenant described above under "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (8)   provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements; and

          (9)   restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

        Issuance and Sale of Capital Stock of Restricted Subsidiaries.    The Company will not sell, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to issue or sell any Equity Interests of a Restricted Subsidiary of the Company except:

          (1)   to the Company or a Guarantor;

          (2)   issuances of director's qualifying shares, or sales to foreign nationals of Equity Interests of Foreign Restricted Subsidiaries of the Company, to the extent required by applicable law;

          (3)   if immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made in accordance with the covenant described under "—Limitation on Restricted Payments" if made on the date of such issuance or sale (and any such Investment will be deemed to be an Investment made on the date of such issuance or sale and will reduce the amount available for Restricted Payments under the covenant described under "—Limitation on Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company); or

          (4)   issuances or sales of common stock of a Restricted Subsidiary of the Company, provided that the Company or such Restricted Subsidiary applies the Net Proceeds, if any, of any such issuance or sale in accordance with the covenant described under "—Limitation on Asset Sales."

        Merger, Consolidation and Sale of Assets.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   consolidate or merge with or into another Person (whether or not the Company or such Restricted Subsidiary is the surviving corporation); or

          (2)   sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

            (a)   if the Company or such Restricted Subsidiary is a party to such transaction, either (i) the Company or such Restricted Subsidiary is the surviving corporation or (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

            (b)   if the Company or such Restricted Subsidiary is a party to such transaction, the Person formed by or surviving any such consolidation or merger (if other than the Company or such Restricted Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company or such Restricted Subsidiary under the New Notes and the New Indenture pursuant to agreements reasonably satisfactory to the Trustee;

            (c)   immediately after such transaction, no Default or Event of Default exists;

            (d)   except to the extent waived by the FCC or as would not have a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its Restricted Subsidiaries, taken as a whole, the Company and its Restricted Subsidiaries have obtained all required FCC consents under the Communications Act in relation to such sale, assignment, transfer, conveyance, or other disposition; and

            (e)   the Company or the Person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, conveyance or other disposition is made (if other than the Company), will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction.

        In addition, the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, lease all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

        This "Merger, Consolidation and Sale of Assets" covenant will not apply to:

          (A)  a merger of the Company or a Restricted Subsidiary with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

          (B)  any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries that are Guarantors.

        Limitation on Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

          (2)   the Company delivers to the Trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million (other than an Ordinary Course Affiliate Transaction), a resolution of the Board of Directors of the Company set forth in an officer's certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company;

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million (other than an Ordinary Course Affiliate Transaction), an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; and

            (c)   with respect to any Ordinary Course Affiliate Transaction or series of related Ordinary Course Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an officer's certificate certifying that such Ordinary Course Affiliate Transaction complies with this covenant and that such Ordinary Course Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

          (2)   transactions exclusively between or among the Company and/or the Guarantors;

          (3)   [Reserved];

          (4)   payment of reasonable directors' fees to Persons who are not otherwise Affiliates of the Company or its Restricted Subsidiaries;

          (5)   Restricted Payments that do not violate the provisions of the New Indenture described above under "—Limitation on Restricted Payments;"

          (6)   loans or advances to employees in the ordinary course of business, and in compliance with applicable law, not to exceed $1.0 million in the aggregate at any one time outstanding; and

          (7)   any agreement as in effect on the date of the issuance of the New Notes or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the New Note Holders).

        Anti-Layering.    The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the New Notes and the applicable Guarantee on substantially identical terms.

        Additional Guarantees.    If the Company or any of its Restricted Subsidiaries organize, acquire or otherwise create or invest in another Person that is or becomes a Domestic Restricted Subsidiary that is not a Guarantor, then the Company shall cause such Domestic Restricted Subsidiary that is not a Guarantor to:

          (1)   execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company's obligations under the New Notes and the New Indenture on the terms set forth in the New Indenture;

          (2)   execute and deliver to the Collateral Agent, amendments to the Collateral Agreements and take such other actions as the Collateral Agent deems reasonably necessary in order to grant to the Collateral Agent, for the benefit of the New Note Holders, a perfected Lien in the assets, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Agreements, by law or as may be reasonably requested by the Collateral Agent;

          (3)   take such further action and execute and deliver such other documents specified in the New Indenture or otherwise reasonably requested by the Trustee to effectuate the foregoing; and

          (4)   deliver to the Trustee an opinion of counsel that such supplemental indenture and Guarantee, and amendments to the Collateral Agreements and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the New Indenture.

        Further Assurances Relating to the Collateral.    The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request to more fully or accurately describe the property included as Collateral. The Company shall, and shall cause each of its Restricted Subsidiaries to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect and continue the perfection of the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

        Real Estate Mortgages and Filings.    With respect to any fee interest in any land and the related improvements (including fixtures) thereon (individually and collectively, the "Premises") (i) owned by the Company or a Restricted Subsidiary on the Exchange Offer Completion Date and that has a Fair Market Value on such date of greater than $1.0 million or (ii) acquired by the Company or a Restricted Subsidiary after the Exchange Offer Completion Date for a purchase price of greater than $1.0 million, within 90 days of the Exchange Offer Completion Date in the case of clause (i) above and within 90 days of the acquisition thereof in the case of clause (ii) above:

          (1)   the Company shall deliver to the Collateral Agent, as mortgagee, fully-executed counterparts of mortgages, each dated as of the Exchange Offer Completion Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

          (2)   the Company shall deliver to the Collateral Agent, mortgagee's title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the New Note Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related mortgage, insuring that title to such property is marketable and that the interests created by the mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens;

          (3)   the Company shall deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit and/or indemnity from the Company or the applicable Restricted Subsidiary, as the case may be, stating that to its knowledge there has been no change in the facts depicted in the survey, other than, in each case, changes that do not materially adversely affect the use by the Company or Restricted Subsidiary, as applicable, of such Premises for the Company or such Restricted Subsidiary's business as so conducted, or intended to be conducted, at such Premises at the time of delivery thereof and in each case, in form sufficient for the title insurer issuing the title policy to remove the standard survey exception from such policy and issue a survey endorsement to such policy; and

          (4)   the Company shall cause to be delivered to the Collateral Agent, an opinion of counsel that such mortgage and any other documents required to be delivered have been duly authorized, executed and delivered by the Company or such Restricted Subsidiary, as applicable, and constitute legal, valid, binding and enforceable obligations of the Company or such Restricted Subsidiary, as applicable, and such other opinions regarding the perfection of such Liens created by such mortgage in such Premises as the Collateral Agent shall reasonably request.

        Conduct of Business.    The Company will not, and will not permit any of its Restricted Subsidiaries to engage in any business other than a Permitted Business.

        Designation of Restricted and Unrestricted Subsidiaries.    The New Indenture will provide that the Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) that designation would not cause a Default, (ii) such designation is for a valid business purpose of the Company as determined by the Board of Directors (such as in connection with the obtaining of non-recourse financing for implementation of government contracts, or the leasing of spectrum licenses from the Company and its Restricted Subsidiaries in joint ventures in particular markets) and (iii) such designated Subsidiary does not own any FCC License. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described under "—Limitation on Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default. The determination of Fair Market Value for the foregoing purposes will be made by the Board of Directors of the Company, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such Fair Market Value exceeds $5.0 million.

        Payments for Consent.    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any New Note Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the New Indenture, any Collateral Agreement or the New Notes, unless such consideration is offered to be paid or is paid to all New Note Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

        Reports to New Note Holders.    Whether or not required by the rules and regulations of the SEC, so long as any New Notes are outstanding, the Company will furnish to the New Note Holders or cause the Trustee to furnish to the New Note Holders and will post on the Company's website for public availability, within the time periods specified in the SEC's rules and regulations, all quarterly and annual financial statements and financial information that would be required to be filed with the SEC with Forms 10-Q and 10-K if the Company were required to file such reports (when and as if filed).

        All such financial statements will be prepared in all material respects in accordance with SEC Regulation S-X and will be accompanied by:

          (1)   a "Management's Discussion and Analysis of Financial Condition and Results of Operations" in substantially the form that would be required if filed with the SEC with a Form 10-Q or 10-K, as the case may be;

          (2)   all current reports that would be required to be filed with the SEC in current reports on Form 8-K if the Company were required to file such reports; and

          (3)   in the case of annual financial statements, an audit report thereon by the Company's independent public accountants.

        In addition, for so long as any New Notes remain outstanding, if at any time the Company is not required to file with the SEC the reports required in this section, the Company will furnish to New Note Holders and to securities analysts and prospective investors of the New Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Formation of New License Subsidiary; Transfer of FCC Licenses.    To the extent not already completed prior to the Mandatory Redemption Date, the Company shall form, or cause to be formed, the New License Subsidiary. To the extent not already completed prior to the Mandatory Redemption Date, the Company shall promptly make application to the FCC for any required regulatory or other approvals to permit the Company and any other applicable Subsidiary to transfer to the New License Subsidiary all of the FCC Licenses, and shall use its commercially reasonable efforts to obtain any such required approvals as soon as practicable. To the extent not already completed prior to the Mandatory Redemption Date, the Company shall, or shall cause, all of the FCC Licenses to be transferred to the New License Subsidiary promptly upon obtaining any such required approvals. The Company and the Guarantors shall not permit any Existing Note Obligations to be secured, directly or indirectly, by a Lien on any assets or rights of, or any Equity Interests in, the New License Subsidiary. The Company and the Guarantors shall not permit the New License Subsidiary to incur, maintain or in any way be obligated for any Existing Note Obligations except such Existing Note Obligations as are subordinated to the New Note Obligations as set forth in the Existing Notes Indenture as modified and amended in the Exchange Offer.

Events of Default

        Each of the following is an "Event of Default":

          (1)   default for 30 days in the payment when due of interest on the New Notes;

          (2)   default in the payment when due (at maturity or otherwise) of the principal of, or premium, if any, on, the New Notes;

          (3)   failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under "—Repurchase at Option of the New Note Holder Upon a Fundamental Change," "—Certain Covenants—Limitation on Restricted Payments," "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," "—Certain Covenants—Limitations on Asset Sales" or "—Certain Covenants—Merger, Consolidation and Sale of Assets;"

          (4)   failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the New Note Holders holding at least 25% in aggregate principal amount of the New Notes (including Additional New Notes, if any) then outstanding voting as a single class to comply with any of the other agreements in the New Indenture or any Collateral Agreement; provided, however, that with respect to a failure by the Company to comply with the covenant described under "—Certain Covenants—Reports to New Note Holders," such period shall be 90 days, rather than 60 days;

          (5)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the New Indenture, if that default:

            (a)   is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness when due, or if applicable, prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

    and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

          (6)   failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (7)   (i) any revocation, cancellation or relinquishment, which action is not subject to further appeal, of the Company's or its Restricted Subsidiaries' (a) 24 GHz FCC Licenses covering a population equal to or greater than 5.0% of the population covered by all of the Company's and its Restricted Subsidiaries' 24 GHz FCC Licenses or (b) 39 GHz licenses covering a population equal to or greater than 33 1/3% of the population covered by all of the Company's and its Restricted Subsidiaries' 39 GHz licenses, with the population in each case determined by the most recent official census conducted by the U.S. government and (ii) such FCC License revocation, cancellation or relinquishment, individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its Restricted Subsidiaries taken as a whole;

          (8)   certain events of bankruptcy or insolvency described in the New Indenture with respect to the Company or any of its Restricted Subsidiaries;

          (9)   any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or any Collateral Agreement ceases to give the Collateral Agent the Liens (other than Liens securing Collateral, individually or in the aggregate, having a Fair Market Value of less than $500,000), rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Senior Liens and subject to no other Liens except as expressly permitted by any Collateral Agreement or the New Indenture;

          (10) the Company or any of its Restricted Subsidiaries contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

          (11) the Guarantee of any Guarantor ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the New Indenture).

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Restricted Subsidiary, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the New Note Holders holding at least 25% in aggregate principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.

        Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from New Note Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

        If an Event of Default occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or the Guarantors with the intention of avoiding any prohibition on redemption, or any premium payable upon redemption of the New Notes as described under "—Optional Redemption," or the requirement to pay 101% of the principal amount of the New Notes upon a Fundamental Change as described under "—Repurchase at Option of the New Note Holder Upon a Fundamental Change," then, upon acceleration of the New Notes, any excess of the applicable redemption or repurchase price above the stated principal amount shall also become due and immediately payable, to the extent permitted by law.

        Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Indenture at the request or direction of any New Note Holders unless such New Note Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or premium, if any, when due, no holder of a New Note may pursue any remedy with respect to the New Indenture or the New Notes unless:

          (1)   such New Note Holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   New Note Holders holding at least 25% in aggregate principal amount of the then outstanding New Notes have requested the Trustee pursue the remedy;

          (3)   such New Note Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

          (5)   New Note Holders holding a majority in aggregate principal amount of the then outstanding New Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        The New Note Holders holding a majority in aggregate principal amount of the then outstanding New Notes by notice to the Trustee may, on behalf of all of the New Note Holders, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of principal, interest or premium, if any.

        The Company is required to deliver to the Trustee annually a statement regarding compliance with the New Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

        All powers of the Trustee under the New Indenture, in its capacity as trustee of such New Indenture, will be subject to applicable provisions of the Communications Act, including without limitation, the requirements of prior approval for de facto or de jure transfer of control or assignment of Title III licenses.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, stockholder or incorporator, as such, of the Company, a Guarantor or the Trustee shall have any liability for any obligations of the Company or the Guarantors under the New Notes, the Guarantees, the Collateral Agreements or the New Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each New Note Holder, by accepting a New Note, waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the New Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officer's certificate, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding New Notes, the New Indenture and the Collateral Agreements ("Legal Defeasance") except for:

          (1)   the rights of New Note Holders to receive payments in respect of the principal of, and interest and premium, if any, on, such New Notes when such payments are due from the trust referred to below;

          (2)   the Company's and the Guarantors' obligations with respect to the New Notes and the Guarantees concerning issuing temporary New Notes and Guarantees, registration of New Notes and Guarantees, mutilated, destroyed, lost or stolen New Notes and Guarantees and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance and Covenant Defeasance provisions of the New Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the New Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

        In order to exercise Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the New Note Holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest and premium, if any, on, the outstanding New Notes on the stated date for payment thereof;

          (2)   in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the New Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the New Note Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the New Note Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the New Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company must deliver to the Trustee an officer's certificate stating that the deposit was not made by the Company with the intent of preferring the New Note Holders over the other creditors of the Company and its Subsidiaries with the intent of defeating, hindering, delaying or defrauding any creditors of the Company and its Subsidiaries or others; and

          (7)   the Company must deliver to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the New Indenture and the New Notes and Guarantees may be amended or supplemented with the consent of the New Note Holders holding at least a majority in aggregate principal amount of the New Notes (including any Additional New Notes) then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes and Guarantees), and any existing Default or Event of Default or compliance with any provision of the New Indenture or the New Notes and Guarantees may be waived with the consent of the New Note Holders holding a majority in aggregate principal amount of the then outstanding New Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, New Notes).

        Without the consent of each holder of New Notes affected, an amendment, supplement or waiver may not (with respect to any New Notes held by a non-consenting New Note Holder):

          (1)   reduce the aggregate principal amount of New Notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any New Note or alter the provisions with respect to the redemption of the New Notes;

          (3)   reduce the rate of or change the time for payment of interest, including default interest, on any New Note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest on, or premium, if any, on, the New Notes (except a rescission of acceleration of the New Notes by the New Note Holders holding at least a majority in aggregate principal amount of the then outstanding New Notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any New Note payable in money other than that stated in the New Notes;

          (6)   make any change in the provisions of the New Indenture relating to waivers of past Defaults or the rights of holders of New Notes to receive payments of principal of, or interest on, or premium, if any, on, the New Notes;

          (7)   release any Collateral from the Liens of the pledge and security agreements, except as contemplated by the pledge and security agreements;

          (8)   waive a redemption payment or mandatory redemption with respect to any New Notes; or

          (9)   make any change in the preceding amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any New Note Holder, the Company, the Guarantors and the Trustee may amend or supplement the New Indenture, any Collateral Agreement, the New Notes and the Guarantees:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated New Notes in addition to or in place of certificated New Notes;

          (3)   to provide for the assumption of the obligations of the Company or any Guarantor to New Note Holders in the case of a merger or consolidation in accordance with the provisions of the New Indenture;

          (4)   to effect the release of a Guarantor from its Guarantee and the termination of such Guarantee, all in accordance with the provisions of the New Indenture governing such release and termination;

          (5)   to add any Guarantee or to secure the New Notes or any Guarantee;

          (6)   to make any change that would provide any additional rights or benefits to the New Note Holders or that does not adversely affect the legal rights under the New Indenture, the New Notes, the Guarantees or any Collateral Agreement of any such New Note Holder;

          (7)   to comply with requirements of the SEC in order to effect or maintain the qualification of the New Indenture under the TIA;

          (8)   to provide for the issuance of additional New Notes in accordance with the limitations set forth in the New Indenture; or

          (9)   to provide for a successor trustee in accordance with the provisions of the New Indenture.

Satisfaction and Discharge

        The New Indenture and the Collateral Agreements will be discharged and will cease to be of further effect (except as to surviving rights of registration or exchange of the New Notes, as expressly provided for in the New Indenture) as to all New Notes issued thereunder, when:

          (1)   either:

            (a)   all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

            (b)   all New Notes that have not been delivered to the Trustee for cancellation will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the New Note Holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, interest and premium, if any, to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

          (3)   the Company has paid or caused to be paid all sums payable by it under the New Indenture; and

          (4)   the Company has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the New Notes at maturity.

        In addition, the Company must deliver an officer's certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Governing Law

        The New Indenture, the New Notes, the Guarantees and the Collateral Agreements are governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

        The New Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the New Indenture. During the existence of an Event of Default, each of the Trustee and the Collateral Agent will exercise such rights and powers vested in it by the New Indenture and the Collateral Agreements, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

        The New Indenture and the provisions of the TIA contain certain limitations on the rights of each of the Trustee and the Collateral Agent, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, each of the Trustee and the Collateral Agent will be permitted to engage in other transactions; provided that if either the Trustee or the Collateral Agent acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below are certain defined terms used in the New Indenture. Reference is made to the New Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Indebtedness" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, or Indebtedness incurred by such specified Person in connection with the acquisition of assets, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or the acquisition of such assets, as the case may be; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person will become a Restricted Subsidiary of the Company or will be merged or consolidated with or into the Company or any of its Restricted Subsidiaries or (ii) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of the assets of such Person or any division or line of business of such Person.

        "Asset Sale" means in a single transaction or a series of related transactions:

          (1)   the sale, lease, conveyance or other disposition of any assets or rights (including by way of a sale and leaseback transaction), other than the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole; and

          (2)   the issuance or sale of Equity Interests of any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of the Company's Subsidiaries.

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

          (1)   any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1.0 million;

          (2)   a transfer of assets between or among the Company and the Guarantors;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Guarantor;

          (4)   the sale or lease of products, services or accounts receivable in the ordinary course of business or equipment or other assets pursuant to a program for the maintenance or upgrading of such equipment or assets including, without limitation, the disposition of equipment that is worn out or obsolete;

          (5)   the sale or other disposition of cash or Cash Equivalents; and

Notwithstanding anything to the contrary contained above, a Restricted Payment (other than a Restricted Investment in the form of Indebtedness) that does not violate the covenant described above under "—Certain Covenants—Limitation on Restricted Payments" shall not constitute an Asset Sale, except for purposes of determination of the Consolidated Coverage Ratio.

        "Asset Sale Offer" has the meaning assigned to that term in the New Indenture.

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

          (1)   the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

          (2)   the sum of all such payments.

        "Bankruptcy Code" means title 11 of the United States Code (11 U.S.C. 101 et seq.), as amended from time to time, and any successor statute, or if the context so requires, any similar federal or state law.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;

          (3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

          (4)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York, New York or San Francisco, California or at a place of payment are authorized or required by law, regulation or executive order to remain closed.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty, excluding any liability in respect of any lease for antenna placements or fiber optic services including, but not limited to, lit services, dark fiber, rights of way that would be considered capital leases under GAAP.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests, respectively; and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation in profits, losses or distribution of assets with Capital Stock.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having one of the two highest ratings obtainable from Moody's or S&P and, in each case, maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Collateral" means all collateral of whatsoever nature purported to be subject to the lien of the Collateral Agreements.

        "Collateral Agent" means the Trustee, in its capacity as Collateral Agent under the Collateral Agreements, together with its successors in such capacity.

        "Collateral Agreements" means the Intercreditor Agreement (New Notes) and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a New Note Lien upon Collateral in favor of the Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Communications Act" means the Communications Act of 1934, as amended, the rules, regulations, orders, decisions and written polices of the FCC, and binding interpretations of U.S. federal courts of any of the foregoing.

        "Consolidated Coverage Ratio" means with respect to any Person as of any date of determination, the ratio of (i) the aggregate amount of EBITDA of such Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination and as to which financial statements are available to (ii) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such four fiscal quarters; provided, however, that:

          (1)   if such Person or any of its Restricted Subsidiaries has incurred any Indebtedness since the beginning of such period through the determination date that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such Person for such period shall be calculated after giving effect on a pro forma basis to (A) such Indebtedness as if such Indebtedness had been incurred on the first day of such period, and (B) the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

          (2)   if since the beginning of such period any Indebtedness of such Person or any of its Restricted Subsidiaries has been repaid, repurchased, defeased or otherwise discharged (other than Indebtedness under a revolving credit or similar arrangement unless such revolving credit Indebtedness has been permanently repaid and has not been replaced), Consolidated Interest Expense for such Person for such period shall be calculated after giving pro forma effect thereto as if such Indebtedness had been repaid, repurchased, defeased or otherwise discharged on the first day of such period,

          (3)   if since the beginning of such period such Person or any of its Restricted Subsidiaries shall have made any Asset Sale or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Sale, EBITDA for such Person for such period shall be reduced by an amount equal to the EBITDA (if positive) attributable to the assets which are the subject of such Asset Sale for such period or increased by an amount equal to the EBITDA (if negative) attributable thereto for such period, and Consolidated Interest Expense for such Person for such period shall be (i) reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of such Person or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to such Person and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary of such Person is sold, transferred or otherwise disposed of, the Consolidated Interest Expense for such Person for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent such Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale, transfer or other disposition) and (ii) increased by interest income attributable to the assets which are the subject of such Asset Sale for such period,

          (4)   if since the beginning of such period such Person or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Asset Acquisition, EBITDA and Consolidated Interest Expense for such Person for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Asset Acquisition occurred on the first day of such period, and

          (5)   if since the beginning of such period any Person that subsequently became a Restricted Subsidiary of such Person or was merged with or into such Person or any of its Restricted Subsidiaries since the beginning of such period shall have made any Asset Sale or Asset Acquisition that would have required an adjustment pursuant to clause (3) or (4) above if made by such Person or a Restricted Subsidiary of such Person during such period, EBITDA and Consolidated Interest Expense for such period for such Person shall be calculated after giving pro forma effect thereto as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an Asset Acquisition, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in accordance with GAAP and Regulation S-X under the Securities Act, to the extent applicable, and may take into account such reasonable additional expense synergies and other adjustments determined, in each case, in good faith by a responsible financial or accounting officer of the Company to the extent permitted by GAAP and Regulation S-X. Any Person that is a Restricted Subsidiary on the determination date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period and any Person that is not a Restricted Subsidiary on the determination date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term that extends at least until the end of such period).

        "Consolidated Interest Expense" means, with respect to any Person for any period, the total interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP (including commitment fees, letter of credit fees and the interest component of Capital Lease Obligations), including the net amounts paid or received under all Interest Rate Agreements, plus, to the extent not included in such interest expense and without duplication, (i) amortization of debt discount, (ii) capitalized interest, (iii) non-cash interest expense, (iv) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon, (v) the interest portion of any deferred payment obligation, and (vi) the product of (x) all cash and Disqualified Stock dividends in respect of all Disqualified Stock of such Person held by Persons other than such Person or a wholly-owned Subsidiary of such Person times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal, and less, to the extent included in such total interest expense, the amortization of capitalized debt issuance costs.

        "Consolidated Net Income" means, with respect to any Person for any period, the net income (loss) of such Person and its consolidated Restricted Subsidiaries for such period determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income (i) the net income (but not loss) of any Restricted Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary was not permitted (without giving effect to any non-permanent waiver), directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, (ii) any gains or losses realized upon the sale or other disposition of any assets of such Person or its consolidated Restricted Subsidiaries not sold or disposed of in the ordinary course of business (including Capital Stock or pursuant to any sale and leaseback transaction), (iii) any non-recurring or extraordinary gain or loss (including expenses related to the issuance of the New Notes), (iv) the net income of any Person accrued prior to the date it became a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or a Restricted Subsidiary of the referent Person, (v) the cumulative effect of a change in accounting principles, (vi) subject to clause (vii) below, the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person, (vii) the net income (or loss) of any Unrestricted Subsidiary, whether or not distributed to the specified Person or one of its Restricted Subsidiaries, (viii) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Original Issue Date, and (ix) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

        "Consolidated Net Worth" means, with respect to any Person of any date, the sum of:

          (1)   the consolidated equity of the common stockholders of such Person as of such date; plus

          (2)   the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared an paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any such cash received by such Person upon issuance of such preferred stock less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made 12 months after the acquisition of such business subsequent to the date of the New Indenture in the book value of any asset owned by such Person or a consolidate Subsidiary of such Person, and (y) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Discharge of Working Capital Facility Obligations" means the occurrence of all of the following:

          (1)   termination or expiration of all commitments to extend credit that would constitute Working Capital Facility Indebtedness;

          (2)   payment in full in cash of the principal of and interest and premium (if any) on all Working Capital Facility Indebtedness (other than any undrawn letters of credit);

          (3)   cash collateralization (at the lower of (i) 110% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Working Capital Facility Document), expiration, termination or return to the issuing bank of all outstanding letters of credit constituting Working Capital Facility Indebtedness; and

          (4)   payment in full in cash of all other Working Capital Facility Obligations that are outstanding and unpaid at the time the Working Capital Facility Obligations are paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the New Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under "—Certain Covenants—Limitation on Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the New Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United Sates or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        "EBITDA" with respect to any Person for any period means the sum (without duplication) of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1)   all income tax expense of such Person and its consolidated Restricted Subsidiaries;

          (2)   Consolidated Interest Expense;

          (3)   depreciation and amortization expense of the Company and its Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period); and

          (4)   all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period), in each case for such period. Notwithstanding the foregoing, the provisions for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Offer" means that certain exchange offer and consent solicitation by the Company to exchange any and all tendered and accepted Existing Notes for a like principal amount of Interim Notes and to obtain the related consents to modify the indenture, intercreditor agreement and security agreements governing and relating to the Existing Notes, initiated by the Company on or about October 26, 2009, as the same may be amended or extended from time to time.

        "Exchange Offer Completion Date" means the date on which the Exchange Offer is consummated and the Interim Notes are first issued.

        "Excluded Assets" means: (i) any lease, license, permit, franchise, power, authority or right if, to the extent that and for long as (a) the grant of a security interest therein validly constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, permit, franchise, power, authority or right or the termination or default under the instrument or agreement by which such lease, license, permit, franchise, power, authority or right is governed and (b) such abandonment, invalidation, unenforceability, breach, termination or default is not rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provision) of any relevant jurisdiction or other applicable law (including the Bankruptcy Code) or principles of equity; provided, however, that (x) such lease, license, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the conditions set forth in clauses (a) and (b) of this paragraph are and remain satisfied, and to the extent such assets otherwise constitute Collateral, such assets will cease to be Excluded Assets and will become subject to the first priority security interest of the Collateral Agent for the benefit of the New Note Holders and of the Pari Passu Collateral Agent for the benefit of the holders of any Pari Passu Obligations, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement, and (y) the proceeds of any sale, lease or other disposition of any such lease, license, permit, franchise, power, authority or right that is or becomes an Excluded Asset shall not be an Excluded Asset and shall at all times be and remain subject to the first priority security interest of the Collateral Agent for the benefit of the New Note Holders and of the

Pari Passu Collateral Agent for the benefit of the holders of any Pari Passu Obligations, (ii) non-material real property, (iii) leased real property, and (iv) any instrument evidencing Indebtedness owed to the Company or any of the Guarantors to the extent that (a) the existence and amount of such instrument is disclosed herein or (b) such instrument is created following the Exchange Offer Completion Date in a transaction that complies with the Interim Indenture or following the Mandatory Redemption Date in a transaction that complies with the New Indenture, in each case only if the aggregate principal amount of such instrument, along with all other instruments evidencing Indebtedness owed to the Company or any of the Guarantors pursuant to the same transaction, or any other of a series of related transactions, as the transaction giving rise to such first instrument, is less than $100,000. The New Notes also do not have the benefit of any security interest in the assets of any Subsidiaries of the Company that are not Domestic Restricted Subsidiaries.

        "Existing Collateral Agreements" means all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Existing Notes Collateral Agent pursuant to the Existing Indenture, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

        "Existing Indebtedness" means all Indebtedness of the Company and its Restricted Subsidiaries in existence on the Mandatory Redemption Date, until such amounts are repaid.

        "Existing Note Indebtedness" means: (i) the Existing Notes and the guarantees of the Existing Notes and (ii) any additional Existing Notes and guarantees issued pursuant to the Existing Notes Indenture.

        "Existing Note Lien" means a Lien granted by the Existing Notes Collateral Agreements to the Existing Notes Collateral Agent (or any other holder, or representative of holders, of Existing Note Obligations), at any time, upon any assets of the Company or any guarantor of the Existing Notes to secure Existing Note Obligations.

        "Existing Note Obligations" means Existing Note Indebtedness and all other Obligations in respect thereof.

        "Existing Notes" means the Company's 9.00% Convertible Senior Secured Notes due 2012, issued under the Existing Notes Indenture.

        "Existing Notes Collateral Agent" means the Trustee, in its capacity as Collateral Agent under the Existing Collateral Agreements pursuant to the Existing Indenture, together with its successors in such capacity.

        "Existing Notes Documents" means the Existing Notes Indenture, the Existing Notes, the guarantees securing the Existing Notes, the Existing Notes Collateral Agreements, and any other agreements governing, securing or relating to any Existing Note Obligations, each as amended from time to time.

        "Existing Notes Indenture" means the indenture among the Company, the guarantors thereunder and Wells Fargo Bank, National Association, as trustee, dated November 9, 2006, as amended from time to time.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the New Indenture), evidenced by a resolution delivered to the Trustee.

        "FCC" means the U.S. Federal Communications Commission and any successor agency that is responsible for regulating the U.S. telecommunications industry.

        "FCC License" means any authorization, license or permit issued by the FCC, together with any extensions or renewals thereof.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person incurred in the ordinary course of business to protect against interest rate and foreign currency exchange rate fluctuations, under:

          (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and

          (3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any Indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP and also includes, to the extent not otherwise included, the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to any Preferred Equity Interests. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        "Insolvency Proceeding" means, as to any Person, any of the following:

          (1)   any case or proceeding with respect to such Person under the Bankruptcy Code or any other federal or state bankruptcy, insolvency, reorganization, arrangement, composition or readjustment of the obligations and Indebtedness of such Person:

          (2)   any proceeding seeking the appointment of any trustee, receiver, liquidator, custodian or other insolvency official with similar powers with respect to such Person or any of its assets;

          (3)   any proceeding for liquidation, dissolution or other winding up of the business of such Person; or

          (4)   any assignment for the benefit of creditors or any marshalling of assets of such Person.

        "Intercreditor Agreement" means the intercreditor agreement, substantially in the form of Exhibit F to the form of the New Indenture, which is included as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of this Indenture, entered into concurrently with the closing of the Working Capital Facility or upon the incurrence of any Pari Passu Indebtedness incurred after the date of this Indenture, among the Company, the Guarantors, any Working Capital Facility Collateral Agent, the Collateral Agent, on behalf of the Holders, and any Pari Passu Collateral Agent, on behalf of holders of Pari Passu Indebtedness (or if none, the holders of Pari Passu Indebtedness).

        "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to provide protection against fluctuations in interest rates as to which such Person is party or a beneficiary.

        "Interim Indenture" means the indenture among the Company, the guarantors thereunder and Wells Fargo Bank, National Association, as trustee, dated as of the Exchange Offer Completion Date, as amended from time to time.

        "Interim Notes" means the 9.00% Convertible Senior Secured Notes due 2012 issued by the Company pursuant to the Interim Indenture.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company or such Restricted Subsidiary will be deemed to have made an Investment on the date of any such sale or disposition in such Restricted Subsidiary. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person.

        "Issue Date" means the date of the original issue of the Existing Notes.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Mandatory Redemption" means the mandatory redemption of the Interim Notes in accordance with the provisions of the Interim Indenture, pursuant to which the Company shall redeem the Interim Notes, upon the satisfaction or waiver of certain specified conditions, for specified amounts of cash, shares of common stock of the Company, and New Notes.

        "Mandatory Redemption Date" means the date on which the Mandatory Redemption is consummated and the New Notes are originally issued.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of the Asset Sale, and taxes paid or payable as a result of the Asset Sale after taking into account any available tax credits or deductions and any tax sharing arrangements, (2) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Working Capital Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, and (3) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "New License Subsidiary" means a new Subsidiary formed by the Company after the consummation of the Exchange Offer, which shall be a Restricted Subsidiary hereunder, to which the Company is obligated to transfer its FCC Licenses, subject to certain conditions, as set forth in "—Certain Covenants—Formation of New License Subsidiary; Transfer of FCC Licenses."

        "New Indenture Documents" means, collectively, the New Indenture, the New Notes, the Guarantees and the Collateral Agreements.

        "New Note Documents" means the New Indenture, the New Notes, the Guarantees, the Collateral Agreements, and any other agreements governing, securing or relating to any New Note Obligations.

        "New Note Indebtedness" means: (i) the New Notes and the Guarantees issued upon consummation of the Exchange Offer and (ii) any Additional New Notes and Guarantees issued pursuant to the New Indenture.

        "New Note Lien" means a Lien granted by a Collateral Agreement to the Collateral Agent (or any other holder, or representative of holders, of New Note Obligations), at any time, upon any assets of the Company or any Guarantor to secure New Note Obligations.

        "New Note Obligations" means New Note Indebtedness and all other Obligations in respect thereof.

        "Non-Recourse Indebtedness" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

          (2)   no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or to cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

        "Obligations" means:

          (1)   with respect to New Note Indebtedness, any principal, premium, if any, accrued and unpaid interest, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the New Notes or the New Indenture;

          (2)   with respect to Working Capital Facility Indebtedness, any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Working Capital Facility Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable by the Company or any guarantor of the Working Capital Facility Indebtedness.

        "Ordinary Course Affiliate Transaction" means any Affiliate Transaction entered into in the ordinary course of business that is comprised of (1) a lease or leases or other similar arrangements for the installation and existence of the Company's or any of its Restricted Subsidiaries' equipment on or about radio towers or other structures, (2) the acquisition or provision of communication transport services via fiber optic or other communications infrastructure, or (3) other contractual arrangements relating to (1) or (2).

        "Original Issue Date" means November 9, 2006, the date of the original issue of the Existing Notes.

        "Pari Passu Collateral Agent" means, at any time, the Person serving at such time as the "Collateral Agent" under the agreement governing any Pari Passu Indebtedness or any other representative then most recently designated in accordance with the applicable provisions of any such agreement, together with its successors in such capacity.

        "Pari Passu Obligations" means the Pari Passu Indebtedness and all other Obligations in respect Pari Passu Indebtedness.

        "Permitted Business" means the business of the Company and its Restricted Subsidiaries as described in the Company's annual report on Form 10-K for the year ended December 31, 2008, and any business or activity reasonably related or ancillary thereto.

        "Permitted Holders" means Crown Castle Investment Corp., Solus Alternative Asset Management LP, BlackRock, Inc., Och-Ziff Capital Management Group LLC, Zazove Associates, LLC and their respective Affiliates.

        "Permitted Investments" means:

          (1)   any Investment in the Company or in a Guarantor;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by the Company or a wholly-owned Restricted Subsidiary in a Person, if as a result of such Investment:

            (a)   such Person becomes a Guarantor; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "—Certain Covenants—Limitation on Asset Sales;"

          (5)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

          (6)   any Investments received in compromise or resolution of litigation, arbitration or other disputes, including but not limited to any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

          (7)   Investments represented by Hedging Obligations;

          (8)   loans or advances to employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company for bona fide business purposes in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

          (9)   the making of any other Investment not otherwise permitted under the immediately preceding clauses (1) to (8) having a Fair Market Value (measured on the date such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Permitted Investments made since the date of the New Indenture pursuant to this clause (9) that are at the time outstanding, in an aggregate amount not to exceed $5.0 million;

          (10) repurchases of or other Investments in the Existing Notes or the New Notes;

          (11) deposits, down payments and prepayments for asset purchases in the ordinary course of business in a Permitted Business of the Company or any of its Restricted Subsidiaries;

          (12) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (13) surety and performance bonds and workers' compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business; and

          (14) any Investment, not otherwise permitted under clauses (1) or (3), by the Company or a wholly-owned Restricted Subsidiary of the Company in a Person that is, or as a result of such Investment becomes, a wholly-owned Restricted Subsidiary of the Company that is not a Domestic Restricted Subsidiary, in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

provided, that no Investment in a Restricted Subsidiary that is not a Domestic Restricted Subsidiary shall be a Permitted Investment unless made pursuant to, and to the extent permitted by, clause (14) above.

        "Permitted Liens" means:

          (1)   subject to the terms of the Intercreditor Agreement (New Notes), Liens on assets of the Company or any of the Guarantors securing Indebtedness and other Obligations under the Working Capital Facility that was permitted by the terms of the New Indenture to be incurred and/or securing Hedging Obligations related thereto, which Liens (i) on any assets that are classified as current assets under GAAP may be prior to the Liens securing the New Notes, and

  (ii) on any other assets shall be pari passu with, and have equal priority with, the Liens securing the New Notes;

          (2)   [Reserved];

          (3)   subject to the terms of the Intercreditor Agreement (New Notes), Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (10) of the second paragraph of the covenant entitled "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness;

          (4)   Liens securing Indebtedness and other Obligations represented by the New Notes to be issued on the date of the New Indenture, and any Additional New Notes issued as interest on the New Notes, and the Guarantees with respect thereto;

          (5)   Liens in favor of the Company or any Restricted Subsidiary;

          (6)   Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

          (7)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (8)   Liens imposed by law, such as carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

          (9)   survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (10) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, and not incurred in contemplation of, such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

          (11) Liens on property (including Capital Stock) existing at the time of acquisition of such property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to such acquisition, and not incurred in contemplation of, such acquisition;

          (12) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the New Indenture; provided, however, that:

            (a)   the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

            (b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Permitted Refinancing Indebtedness;

          (13) To the extent, in each case, not otherwise resulting in an Event of Default, Liens arising by reason of a judgment, decree or court order and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

          (14) Liens contained in purchase and sale agreements limiting the transfer of assets pending the closing of the transactions contemplated thereby;

          (15) Liens that may be deemed to exist by virtue of contractual provisions that restrict the ability of the Company or any of its Subsidiaries from granting or permitting to exist Liens on their respective assets; and

          (16) Liens securing the Existing Note Obligations under the Existing Notes Documents.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued and unpaid interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has an Average Life equal to or greater than the Average Life of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

          (3)   if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the New Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the New Notes on terms at least as favorable to the holders of New Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

          (4)   such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Permitted Senior Liens" means Permitted Liens of the types described in clauses (1), (3), (6) through (11), and (12) (solely to the extent of Permitted Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness previously secured by a Permitted Senior Lien) of the definition of "Permitted Liens."

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Pro Rata Amount" means, with respect to any New Note Holder, a fraction, the numerator of which is the aggregate principal amount of New Notes held by such New Note Holder and the denominator of which is the aggregate principal amount of New Notes outstanding.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Secured Indebtedness Documents" means the New Note Documents, the Existing Notes Documents and the Working Capital Facility Documents.

        "Senior Lenders" means the Persons holding Working Capital Facility Indebtedness.

        "Senior Lender Indebtedness Cap" means the principal amount outstanding under the Working Capital Facility in an aggregate principal amount not to exceed 110% of the amount provided by clause (1) of the definition of "Permitted Indebtedness."

        "Shared Collateral" means Collateral that secures the Working Capital Facility Obligations, the New Note Obligations, the Existing Notes Obligations and any Pari Passu Indebtedness Obligations, provided that the Shared Collateral with respect to Pari Passu Indebtedness shall not include the assets and Capital Stock of Subsidiaries that hold the Company's 24 GHz or 39 GHz FCC Licenses and the Shared Collateral with respect to the Existing Notes Obligations shall not include the New License Subsidiary.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the New Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for redemption or, in the case of defeasance, prior to the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to the date that is three years prior the Maturity Date; provided, however, that if the average life to such date of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life to such date of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent such Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Indebtedness;

          (2)   except as permitted by covenants described above under the "—Certain Covenants—Limitation on Transactions With Affiliates," is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary other than those that might be obtained at the time from Persons who are not Affiliates of the Company or any Restricted Subsidiary;

          (3)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officer's certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under "—Certain Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the New Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Working Capital Facility" means, one or more debt facilities, up to an aggregate principal amount of $20.0 million, with banks or other institutional lenders providing for revolving credit loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Working Capital Facility Collateral Agent" means, at any time, the Person serving at such time as the "Collateral Agent" under the Working Capital Facility or any other representative then most recently designated in accordance with the applicable provisions of the Working Capital Facility, together with its successors in such capacity.

        "Working Capital Facility Documents" means the Working Capital Facility, the Working Capital Facility Security Documents, and all agreements governing or relating to any Working Capital Facility Obligations.

        "Working Capital Facility Indebtedness" means:

          (1)   Indebtedness of the Company, the Guarantors and the guarantors under the Working Capital Facility that was permitted to be incurred and secured under each applicable Secured Indebtedness Document (or as to which the lenders under the Working Capital Facility obtained an officer's certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Indebtedness Documents); and

          (2)   Hedging Obligations incurred to hedge or manage interest rate risk with respect to Working Capital Facility Indebtedness; provided, that:

            (a)   such Hedging Obligations are secured by a Working Capital Facility Lien on all of the assets that secure Indebtedness under the Working Capital Facility; and

            (b)   such Working Capital Facility Lien is senior to or on a parity with the Working Capital Facility Liens securing Indebtedness under the Working Capital Facility.

        "Working Capital Facility Lien" means a Lien granted by a Working Capital Facility Security Document to the Working Capital Facility Collateral Agent (or any Senior Lender or other representative of the Senior Lenders), at any time, upon any assets of the Company, any Guarantor or any guarantor under the Working Capital Facility to secure Working Capital Facility Obligations.

        "Working Capital Facility Obligations" means the Working Capital Facility Indebtedness and all other Obligations in respect of Working Capital Facility Indebtedness.

        "Working Capital Facility Security Documents" means the Intercreditor Agreement (New Notes) and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Guarantor creating (or purporting to create) a Working Capital Facility Lien upon collateral in favor of the Working Capital Facility Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

 DESCRIPTION OF CAPITAL STOCK

        Our certificate of incorporation authorizes the issuance of up to 400,000,000 shares of common stock, par value $0.001 per share. If the conditions to the Mandatory Redemption have been satisfied, we will be required to amend our certificate of incorporation to effect a 1-for-10 reverse stock split of shares of our common stock prior to the Mandatory Redemption in order to provide a sufficient number of authorized shares of common stock for the issuance of shares in the Mandatory Redemption. Our stockholders previously granted our board of directors the discretionary authority to effect such a reverse stock split.

Common Stock

        Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock issuable upon conversion or the Mandatory Redemption of the Interim Notes when issued, will be, fully paid and nonassesable.

Effect of Certain Provisions of our Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

        Our certificate of incorporation provides that the board of directors is classified into three classes with each class being comprised of three directors. At each annual meeting, the successors to the class of directors whose terms expire at that meeting are elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified. Therefore, it would take at least two annual meetings for stockholders to effect a change in control of the board of directors, because only a minority of the directors will be elected at each meeting. Because of the additional time required to change control of the board of directors, the classified board will tend to deter unsolicited takeover attempts, which may limit the opportunity for the combined company's stockholders to dispose of their shares at the higher price generally available in takeover attempts or under a merger proposal and also will permit the then-current board to retain their positions and resist changes that the combined company's stockholders may favor.

        In addition, our bylaws provides that directors may only be removed for cause and do not permit stockholders to call special meetings of stockholders. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us. The amendment of any of these provisions would require approval by holders of at least a majority of our outstanding common stock.

 SUPPORT AGREEMENTS

        We have entered into separately negotiated support agreements with Holders of the Existing Notes who, in the aggregate, hold approximately 50.1% of the outstanding principal amount of the Existing Notes. Under the terms of these support agreements, these Holders have agreed, among other things, to tender their Existing Notes in the exchange offer and to consent to the Proposed Amendments, and their consents are irrevocable except under specified conditions.

        Pursuant to the support agreements, each of the Holders that is a party to a support agreement has agreed to tender in the exchange offer the Existing Notes that it beneficially owns and to consent to the Proposed Amendments. Each such Holder has agreed that its consent to the Proposed Amendments will remain valid if we consummate the exchange offer, even if it withdraws its tender of Existing Notes in the exchange offer, except in certain limited circumstances including, among other things, if:

          (1)   all conditions to the consummation of the exchange offer have been satisfied but the exchange offer has not been consummated on or prior to December 31, 2009,

          (2)   any conditions to the consummation of the exchange offer have not been satisfied on or prior to December 31, 2009, or

          (3)   this Offering Memorandum or any of the terms or conditions of the exchange offer are amended without the prior written consent of the Holder and such amendment would result in or permit the Proposed Amendments to become effective prior to the consummation of the exchange offer, is otherwise materially adverse to the Holder or would materially impede or delay or materially and adversely affect the consummation of the exchange offer or the Mandatory Redemption.

Each Holder has also agreed not to transfer any of the Existing Notes held by it unless the transferee executes and delivers to us a support agreement in the same form as signed by such Holder.

        Pursuant to the support agreements, subject to limited exceptions, we have agreed to indemnify such Holders and their affiliates for liabilities that may be incurred by them relating to or arising out of the support agreement, the exchange offer or the transactions contemplated thereby.

        The foregoing description of the support agreements is qualified in its entirety by reference to the support agreements themselves, a form of which is included as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth under "Where You Can Find More Information."

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general discussion of the material United States federal income tax consequences to beneficial owners of the Existing Notes of the exchange of the Existing Notes for Interim Notes pursuant to the exchange offer (the "Exchange"), the ownership and disposition of the Interim Notes (including a conversion of the Interim Notes into our common stock), the redemption of the Interim Notes for cash, shares of our common stock and the New Notes (the "Mandatory Redemption"), and the ownership and disposition of shares of our common stock and the New Notes. This discussion is a summary for general information purposes only and does not consider all aspects of federal income taxation that may be relevant to particular Holders in light of their individual investment circumstances or to certain types of Holders that are subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations, persons that hold the Existing Notes as part of a "straddle," a "hedge" or a "conversion transaction," persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or residents of the United States and foreign taxpayers), nor does it address any other U.S. federal tax laws (such as estate and gift tax laws), state, local or foreign tax considerations or Non-U.S. Holders (as defined below), except as described below. This summary assumes that Holders have held their Existing Notes and will hold the Interim Notes, shares of our common stock and the New Notes (as the case may be) as "capital assets" within the meaning of Section 1221 of the Code. This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change at any time and possibly with retroactive effect.

        As used herein, "U.S. Holders" are any beneficial owners of the Existing Notes, that are, for U.S. federal income tax purposes,

          (i)  citizens or residents of the United States,

         (ii)  corporations (or other entities that are treated as corporations for U.S. federal income tax purposes) created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia,

        (iii)  estates, the income of which is subject to United States federal income taxation regardless of its source, or

        (iv)  trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts that were in existence on August 20, 1996 and were treated as a U.S. person prior to such date also may be treated as a U.S. Holder.

        A "Non-U.S. Holder" means a beneficial owner of Existing Notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Existing Notes, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

        We have not sought and will not seek a ruling from the Internal Revenue Service ("IRS") with respect to the U.S. federal income tax consequences discussed below. This discussion does not in any way bind the IRS or the courts or constitute any kind of assurance as to the U.S. federal income tax consequences described below.

        Holders are urged to consult with their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of participating in the Exchange, the ownership and disposition of the Interim Notes (including a conversion of the Interim Notes into shares of our common stock), the Mandatory Redemption, and the ownership and disposition of shares of our common stock and the New Notes received in the Mandatory Redemption.

Federal Income Tax Consequences to Tendering U.S. Holders

Consequences of the Exchange of Existing Notes for Interim Notes

  Modification of Existing Notes

        The modification of a debt instrument is a deemed exchange (and the actual exchange of a debt instrument will be respected as such) for U.S. federal income tax purposes (upon which gain or loss may be recognized) only if the modified or new debt instrument differs materially in kind or extent from the original debt instrument. Under applicable Treasury Regulations, this occurs if the modification of a debt instrument is (or the differences between the old and new debt instrument are) a "significant" modification. A "significant" modification occurs if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is "economically significant." These Treasury Regulations provide that a modification of a debt instrument that changes its priority relative to other debt instruments, or that releases collateral, is a significant modification if it results in a change in payment expectations. The Company intends to take the position that the Exchange of the Existing Notes for the Interim Notes is not a significant modification.

        If the Exchange is not a significant modification, a U.S. Holder of Existing Notes should not realize any gain or loss with respect to the Exchange, such U.S. Holder should have the same tax basis and holding period in the Interim Notes as it had in the Existing Notes immediately before the Exchange and the Interim Notes should be treated as a continuation of the Existing Notes. U.S. Holders should consult their own tax advisors as to whether the Exchange will constitute a significant modification and would be treated as an exchange for U.S. federal income tax purposes.

        If, however, the Exchange is treated as a significant modification of the terms of the Existing Notes, a U.S. Holder would be treated as having exchanged its Existing Notes for Interim Notes for U.S. federal income tax purposes. The U.S. federal income tax consequences to U.S. Holders who exchange their Existing Notes for Interim Notes will depend upon whether the Existing Notes and the Interim Notes constitute "securities" for U.S. federal income tax purposes, as discussed below.

  Classification of Existing Notes and Interim Notes as Securities

        If the there is a significant modification of the Existing Notes, the U.S. federal income tax consequences to U.S. Holders who exchange their Existing Notes for Interim Notes will depend upon whether the Existing Notes and the Interim Notes constitute "securities" for U.S. federal income tax purposes.

        The term "security" is not defined in the Code or applicable Treasury Regulations. Judicial decisions have held that the determination of whether a particular debt constitutes a "security" is based on an overall evaluation of the nature of the original debt. One of the most significant factors is the term of the original debt. In general, debt obligations issued with a weighted average maturity at issuance of five years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more do constitute securities. Convertibility of a debt instrument into stock of the issuer may make "security" treatment more likely because of the holder's potential equity participation in the issuer. The status of the Interim Notes as securities is not clear. Although, as discussed above, debt instruments with terms of less than five years generally are not treated as securities, the IRS has ruled that a debt instrument with a term of less than five years (in the ruling, the debt instrument at issue had a term of two years) can be a security where the debt instrument is acquired in exchange for a debt instrument that was a security, where the new debt instrument has terms nearly identical to those of the original debt instrument. In such a case, the new debt instrument will be considered a security because it represents a continuation of the holder's investment in the issuing corporation in substantially the same form as the original investment.

        Assuming the Existing Notes and Interim Notes are securities and the Exchange constitutes a significant modification (as described above), the Exchange should be treated as a tax-free recapitalization in which gain generally would not be recognized and loss could not be recognized for U.S. federal income tax purposes. However, the IRS may take a contrary view on whether the Existing Notes and Interim Notes are securities for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisor regarding whether the Existing Notes and the Interim Notes are "securities" for U.S. federal income tax purposes.

        If the Exchange is treated as a tax-free recapitalization, a U.S. holder will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Exchange, a U.S. Holder's aggregate tax basis in the Interim Notes received in the Exchange will be equal to the U.S. Holder's tax basis in the Existing Notes and the U.S. Holder's holding period for the Interim Notes received in the Exchange will include the U.S. Holder's holding period for the Existing Notes. If, on the other hand, either the Existing Notes or the Interim Notes are not "securities" for U.S. federal income tax purposes, the Exchange would not be treated as a tax-free recapitalization. In such case, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes (subject to potential loss deferral under the wash sale rules discussed below) in an amount equal to the difference between the fair market value of the Interim Notes received by the U.S. Holder and the U.S. Holder's adjusted tax basis in the Existing Notes. The U.S. Holder's tax basis in the Interim Notes would be equal to their fair market value on the date of the Exchange and the holding period for the Interim Notes would begin the day after the Exchange.

        The "wash sale" rules disallow a loss on the disposition of a security where, within 30 days of the disposition, the taxpayer acquires "substantially identical" securities. The taxpayer's basis in the substantially identical security includes the disallowed loss, so the loss is deferred rather than permanently disallowed. The definition of a "security" may be more broad for this purpose than it is for purposes of determining whether the Exchange is a tax-free recapitalization. Although the matter is not free from doubt and there is no authority directly on point, the Interim Notes probably will be treated as securities that are "substantially identical" to the Existing Notes for purposes of the wash sale loss disallowance rules.

Issue Price of Existing Notes and Interim Notes

        The "issue price" of the Existing Notes—i.e., the first price at which a substantial amount of the Existing Notes were initially sold (other than to an underwriter, placement agent or wholesaler)—was $1,000.00 per $1,000 initial principal amount. The issue price of the Interim Notes will depend on whether the Interim Notes are considered to be "publicly traded," within the meaning of the applicable Treasury regulations. Notes are considered to be "publicly traded" if, at any time during the 60-day period ending 30 days after issuance, (i) they appear on a system of general circulation that provides a reasonable basis to determine their fair market value by disseminating either (x) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (y) actual prices (including rates, yields, or other pricing information) of recent sales transactions or (ii) price quotations are readily available from dealers, brokers, or traders and certain exceptions do not apply. Although not free from doubt, we believe that the Interim Notes will likely be considered "publicly traded" for these purposes, in which case, if the Exchange results in a significant modification of the Existing Notes, as described above, the issue price of the Interim Notes will be equal to their fair market value on the date of the Exchange. If there is a significant modification, but the Interim Notes are not considered "publicly traded," then the issue price of the Interim Notes will be equal to the fair market value of the Existing Notes on the date of the Exchange, assuming the Existing Notes are considered to be publicly traded. If neither the Interim Notes nor the Existing Notes were considered to be publicly traded, then the issue price of the Interim Notes would be their stated principal amount. Holders are urged to consult their own tax advisors regarding the issue price of the Interim Notes.

Market Discount

        A U.S. Holder that purchased an Existing Note at a purchase price that was less than the issue price of the Existing Note by more than a de minimis amount will be considered to have "market discount" with respect to the Existing Note. The "issue price" of each Existing Note is determined as discussed above under "—Issue Price of Existing Notes and Interim Notes." Under the market discount rules of the Code, gain realized by a U.S. Holder on disposition or retirement of a note is generally treated as ordinary income to the extent of the accrued market discount on the note (the "Gain Recharacterization Rule"). Unless a U.S. Holder has elected to accrue market discount using a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the holder has held the note and the denominator of which is the number of days from the date the holder acquired the note until its maturity. Under the market discount rules, any gain recognized by a U.S. Holder in the Exchange is treated as ordinary income to the extent of the accrued market discount on the Existing Note. If the Exchange is treated as a recapitalization (or is deemed not to be an exchange because there is no significant modification) any accrued market discount not previously treated as ordinary income will carry over to the Interim Notes. In addition, Interim Notes will be treated as having market discount if the U.S. Holder's adjusted basis in the Interim Note is less than their issue price by more than a de minimis amount and if the Existing Note for which the Interim Note was exchanged had market discount.

        A U.S. Holder may be required to defer interest deductions for the taxable year on debt incurred or continued to acquire or carry a note that has market discount, up to the amount of market discount accrued on the note during such year (the "Interest Deferral Rule"). Interest deferred under this rule is, in general, allowed as a deduction not later than the taxable year in which the U.S. Holder disposes of the note. If the U.S. Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired in that taxable year and thereafter, the Gain Recharacterization Rule and the Interest Deferral Rule described above will not apply. Such an election, once made, may not be revoked without the consent of the IRS.

Original Issue Discount on the Interim Notes and Acquisition Premium

        If the Exchange is a significant modification of the Existing Notes, the Interim Notes will have original issue discount ("OID"). For U.S. federal income tax purposes, the excess of the "stated redemption price at maturity," including Accretion Premium (as defined in the "Description of the Interim Notes"), of each Interim Note over its "issue price" constitutes OID. Generally, the "stated redemption price at maturity" of a debt instrument will equal the sum of all cash payments required to be made on the debt instrument, other than qualified stated interest. "Qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, at a rate based on one or more interest indices.

        In the case of the Interim Notes, neither the Accretion Premium nor the interest payable on the Interim Notes will constitute "qualified stated interest" under the OID rules. The "issue price" of the Interim Notes will be determined as discussed above under "—Issue Price of Existing Notes and Interim Notes." The issuance of any additional notes in lieu of cash interest payments will not be treated as a payment of interest. Instead, the Interim Notes and any additional notes issued in respect thereof will be treated as a single debt instrument under the OID rules. As a result, a U.S. Holder will be required to include OID in income as it accrues, in accordance with a constant yield method, without regard to when the holder receives the cash attributable to that income, and regardless of the holder's regular method of accounting for U.S. federal income tax purposes.

        The amount of interest a U.S. Holder must include in income will generally equal the sum of the "daily portions" of OID with respect to the Interim Note for each day during the taxable year (or portion of the year) that the U.S. Holder held the Interim Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. The "accrual period" for an Interim Note may be of any length and may vary in length over the term of the Interim Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or last day of the accrual period. The amount of OID allocable to an accrual period is an amount equal to the product of the Interim Note's "adjusted issue price" at the beginning of the accrual period and its "yield to maturity" (adjusted for the length of the accrual period). The "adjusted issue price" of an Interim Note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the U.S. Holder's gross income, less payments on the note on or before the first day of the accrual period. The "yield to maturity" of an Interim Note will be computed on the basis of a constant interest rate, compounded at the end of each accrual period.

        If a U.S. Holder's purchase price for the Interim Notes exceeds the adjusted issue price but is less than or equal to the sum of all amounts payable on the Interim Notes after the purchase date, the excess is acquisition premium and is subject to special rules. Acquisition premium ratably offsets the amount of accrued OID otherwise includible in a U.S. Holder's taxable income. That is, a U.S. Holder may reduce the daily portions of OID by a fraction, the numerator of which is the excess of a U.S. Holder's purchase price for the Interim Notes over the adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the Interim Notes after the purchase date over the Interim Notes' adjusted issue price. As an alternative to reducing the amount of OID otherwise includible in income by this fraction, a U.S. Holder may elect to compute OID accruals with respect to the Interim Notes by treating the purchase as a purchase at original issue and applying the OID rules described above.

        If the Exchange is not a significant modification for U.S. federal income tax purposes, a U.S. Holder will continue to accrue OID including the amount of any acquisition premium on the Interim Notes in the same manner that OID accrued on the Existing Notes.

Election to Treat All Interest as Original Issue Discount

        U.S. Holders may elect to include in gross income all amounts in the nature of interest that accrue on the Interim Notes, including any stated interest, acquisition discount, OID, market discount, de minimis market discount and unstated interest. An election by a U.S. Holder with respect to Interim Notes that have market discount results in a deemed election to accrue market discount in income currently not only for the Interim Notes, but for all other bonds the U.S. Holder acquires with market discount on or after the first day of the taxable year to which the election first applies. This election may be revoked only with permission of the IRS. A U.S. Holder's tax basis in the Interim Notes is increased by each accrual of amounts treated as OID pursuant to this election.

Applicable High Yield Discount Obligations

        The Existing Notes constitute "applicable high yield discount obligations," commonly referred to as "AHYDOs" because they were issued with "significant original issue discount" within the meaning of the AHYDO rules applicable to AHYDOs and have a yield to maturity as determined for federal income tax purposes that is at least five percentage points above the applicable federal rate determined by the IRS as of the month in which the Existing Notes were issued. The Interim Notes will also constitute AHYDOs if the Exchange is not a signification modification of the Existing Notes for the Interim Notes. In that case, the Interim Notes will constitute AHYDOs because they would be treated as a continuation of the Existing Notes.

        If the Interim Notes constitute AHYDOs, our deduction of OID will be deferred until the OID is paid in cash or other property. Moreover, a portion of the interest deductions for accrued OID will be permanently disallowed because the Existing Notes had a yield to maturity that exceeded the applicable federal rate plus six percentage points. The AHYDO rules generally do not affect the amount, timing or character of a U.S. Holder's income. However, a corporate U.S. Holder will be treated as receiving a dividend in the amount of the disallowed portion of the OID allocable to the corporate Holder, in which case, if and to the extent we have current or accumulated earnings and profits, the corporate U.S. Holder will be eligible for a dividends received deduction with respect to such amount.

Additional Amounts/Designated Events

        If a U.S. Holder converts its Interim Notes before November 15, 2010 in connection with certain designated events related to consolidations and mergers, we will be required to pay certain additional amounts, referred to below as make-whole amounts, as described under "Description of the Interim Notes—Designated Event Make-Whole Amount" and "Description of the Interim Notes—Repurchase at Option of the Interim Note Holder Upon a Designated Event." We believe that the possibility that any such additional payment will be required is remote. Therefore, under applicable Treasury regulations, this possibility will not affect the timing or amount of interest income that a U.S. Holder recognizes. However, additional income will be recognized if any such additional payment is actually made. Additionally, if the additional payment is made with respect to Interim Notes that remain outstanding, the yield on the Interim Notes would change, altering the rate at which OID accrues. Our determination that these contingencies are remote is binding on a U.S. Holder unless it discloses its contrary position in the manner required by applicable Treasury regulations. It is possible, however, that the IRS might take a different position from that described above with respect to the treatment of these additional amounts, in which case the timing and amount of income inclusion may be different from that described above. A U.S. Holder is urged to consult its tax advisor about the tax treatment of any such additional amounts.

        Furthermore, based on our determination that the likelihood of payment of such additional amounts is remote, we have concluded that the Interim Notes do not constitute "contingent payment debt instruments." Our determination that the Interim Notes are not contingent payment debt instruments also is not binding on the IRS. If the IRS were to successfully challenge this determination and the Interim Notes were treated as contingent payment debt instruments, U.S. Holders would be required, among other things, to accrue interest income at a higher rate, to treat as ordinary income, rather than as capital gain, any gain realized on the sale, exchange or redemption of an Interim Note, and to treat the entire amount of realized gain upon conversion of Interim Notes as taxable. Our determination that the Interim Notes are not contingent payment debt instruments also is binding upon a U.S. Holder unless it discloses its contrary position to the IRS in the manner required by applicable Treasury regulations.

Sale, Exchange, Repurchase or Mandatory Redemption of the Interim Notes

        In general, a U.S. Holder will recognize gain or loss upon the sale, exchange (other than a conversion, except as discussed below), repurchase, redemption or other taxable disposition of the Interim Notes measured by the difference (if any) between (i) the proceeds of the taxable disposition and (ii) the holder's adjusted tax basis in the Interim Notes. A U.S. Holder's tax basis in Interim Notes generally will equal the holder's initial tax basis in the Interim Notes increased by any OID or market discount previously included in income with respect to the Interim Notes and reduced by any cash payments on the Interim Notes. Subject to the market discount rules discussed above, gain or loss recognized on the sale, exchange, repurchase, redemption or other taxable disposition of the Interim Notes will be capital gain or loss and will be long-term capital gain or loss if the Interim Notes have been held for more than one year at the time of the sale or exchange. In the case of U.S. Holders who are individuals, estates or trusts, long-term capital gains are taxed at a maximum U.S. federal income tax rate of 15% until 2011. In the case of corporate U.S. Holders, net capital gain is taxed at the same U.S. federal income tax rate as ordinary income, with a maximum rate of 35%. The deductibility of capital losses is subject to limitations. Our election to pay interest on the Interim Notes in additional notes instead of cash will not constitute a taxable exchange of the Interim Notes, but could alter the amount and timing of Holders' income.

Conversion of Interim Notes into Shares of Common Stock

        In general, a U.S. Holder of Interim Notes will not recognize gain or loss for U.S. federal income tax purposes on the conversion of the Interim Notes into shares of our common stock, except with respect to cash received in lieu of common stock upon conversion, cash received in lieu of a fractional share of common stock and cash received as a make-whole premium. It is not clear whether a U.S. Holder would recognize gain or loss with respect to a make-whole premium that is paid in shares of our common stock. Except as described below, the U.S. Holder's tax basis in shares of our common stock received upon conversion of the Interim Notes will be the same as the U.S. Holder's tax basis in the Interim Notes exchanged therefor, exclusive of any tax basis allocable to a fractional share exchanged for cash. Except as described below, the holding period of shares of our common stock received by a holder upon conversion of Interim Notes generally includes the U.S. Holder's holding period of the Interim Notes prior to the conversion, except that the holder's holding period for shares of our common stock attributable to interest or accrued OID may commence on the day following the date of conversion. Cash received in lieu of a fractional share of common stock upon conversion of an Interim Note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should result in capital gain or loss, measured by the difference between the cash received for the fractional share and the U.S. Holder's tax basis in the fractional share. To the extent that gain or loss is recognized with respect to shares of our common stock distributed to a U.S. Holder as a make-whole premium, the holder's tax basis in the shares of common stock should be equal to the fair market value of the stock on the date of issuance and the U.S. Holder's holding period should commence on the day following the date of conversion. To the extent the Interim Notes converted into shares of our common stock have accrued market discount, the amount of unrecognized accrued market discount will carry over to the shares of common stock and will be treated as ordinary income upon disposition of those shares of common stock. The consequences of ownership and disposition of shares of our common stock are discussed further below under "Federal Income Tax Consequences to Tendering U.S. Holders—Common Stock."

Adjustments to Conversion Rate/Constructive Dividends

        The conversion rate of the Interim Notes is subject to adjustment under limited circumstances arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. U.S. Holders of the Interim Notes may be treated as receiving a constructive distribution if, and to the extent that, certain adjustments in the conversion rate or failure to adjust the conversion rate (particularly an adjustment to reflect a taxable dividend to Holders of shares of our common stock) increase the proportionate interest of Holders of the Interim Notes in our assets or earnings and profits, whether or not any Holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment of the conversion rate of the Interim Notes to reflect a stock dividend or other event increasing the proportionate interest of the Holders of outstanding shares of our common stock in our assets or earnings and profits, the increase in the proportionate interest of the Holders of shares of common stock generally will be treated as a distribution to such Holders. Any such constructive distribution would be taxable to a U.S. Holder as ordinary dividend income (for which corporate holders may be eligible for a dividends received deduction) to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent of a U.S. Holder's tax basis in the shares of our common stock and thereafter as capital gain from the sale or exchange of the shares of common stock. It is not clear whether a non-corporate U.S. Holder that receives a constructive distribution with respect to the Interim Notes would be eligible for the reduced rate of tax on dividend income described below under "Federal Income Tax Consequences to Tendering U.S. Holders—Common Stock—Distributions on Common Stock."

Consequences of the Mandatory Redemption

  Exchange of Interim Notes for Cash, Shares of Common Stock and New Notes

        The extent to which gain or loss will be recognized for U.S. federal income tax purposes on the exchange of the Interim Notes for cash, shares of our common stock and New Notes pursuant to the Mandatory Redemption will depend upon whether the Mandatory Redemption qualifies as a recapitalization. In general, the Mandatory Redemption will qualify as a recapitalization if the Interim Notes constitute "securities" for U.S. federal income tax purposes. If the Mandatory Redemption qualifies as a recapitalization, the U.S. federal income tax consequences of receiving New Notes in the recapitalization will vary depending on whether the New Notes are securities. Assuming that the Interim Notes and the New Notes are securities for U.S. federal income tax purposes, the Mandatory Redemption should qualify as a recapitalization. The IRS may take a contrary view as to whether the Existing Notes and Interim Notes are securities for U.S. federal income tax purposes, however, and as a result, may treat the Mandatory Redemption as a taxable exchange.

        If both the Interim Notes and the New Notes are treated as "securities" for U.S. federal income tax purposes and the Mandatory Redemption therefore qualifies as a recapitalization, a U.S. Holder could not recognize a loss, but would recognize any gain on the Mandatory Redemption. The amount of gain would be equal to the lesser of (i) the excess, if any of (A) the sum of the amount of cash plus the fair market values of the shares of our common stock and the New Notes received in the Mandatory Redemption over (A) the U.S. Holder's adjusted tax basis in the Interim Notes surrendered in the Mandatory Redemption and (ii) the amount of cash received in the Mandatory Redemption. Subject to the market discount rules discussed above, any such gain recognized on the Mandatory Redemption will be capital gain and will be long-term capital gain if the Interim Notes have a holding period of more than one year at the time of the Mandatory Redemption. In the case of U.S. Holders who are individuals, estates or trusts, long-term capital gains are taxed at a maximum U.S. federal income tax rate of 15% until 2011. In the case of corporate U.S. Holders, net capital gain is taxed at the same U.S. federal income tax rate as ordinary income, with a maximum rate of 35%. There are limitations on the deductibility of capital losses.

        In addition, gain or loss would be recognized by a U.S. Holder on cash received in lieu of a fractional share of our common stock, calculated as if the fractional share had been issued to the U.S. Holder and then redeemed for cash. The amount of gain or loss would be equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the portion of the U.S. Holder's adjusted tax basis in the Interim Notes allocated to the fractional share. Except to the extent attributable to accrued market discount not previously included in income, the gain or loss would be capital and would be long-term if the U.S. Holder's holding period with respect to the Interim Notes exceeds one year.

        A U.S. Holder's aggregate tax basis in the New Notes and shares of our common stock received in the Mandatory Redemption (including any fractional share of our common stock deemed issued and redeemed as described above) will be equal to the U.S. Holder's tax basis in the Interim Notes being redeemed less the amount of cash received in the Mandatory Redemption (other than cash received for a fractional share) plus any gain recognized on the Mandatory Redemption (other than gain recognized with respect to cash received in lieu of a fractional share). Such basis will be allocated between the

New Notes and shares of our common stock in proportion to their relative fair market values on the effective date of the Mandatory Redemption. A U.S. Holder's holding period for the New Notes and shares of our common stock received in the Mandatory Redemption will include the U.S. Holder's holding period for the Interim Notes.

        If, on the other hand, the Interim Notes are "securities" so that the Mandatory Redemption qualifies as a recapitalization, but the New Notes are not securities, a U.S. Holder would not recognize loss, but would recognize gain as a result of the Mandatory Redemption equal to the lesser of (i) any excess of (A) the sum of the amount of cash plus the fair market values of shares of our common stock and of the New Notes received in the Mandatory Redemption over (A) the U.S. Holder's adjusted tax basis in the Interim Notes being redeemed and (ii) the sum of the amount of cash plus the fair market value of the New Notes received in the Mandatory Redemption. In addition, gain would be recognized with respect to cash received for a fractional share of our common stock, as described above. If the Mandatory Redemption qualifies as a recapitalization, but the New Notes are not treated as "securities" for U.S. federal income tax purposes, (i) a U.S. Holder's tax basis in the shares of our common stock received in the Mandatory Redemption (including any fractional share of our common stock deemed issued and redeemed as described above) would be equal to the U.S. Holder's tax basis in the Interim Notes, less the amount of cash (other than any cash received for a fractional share) and less the fair market value of the New Notes received, plus any gain recognized on the Mandatory Redemption (other than gain recognized with respect to cash received for a fractional share); (ii) the U.S. Holder's tax basis in the New Notes would be equal to their fair market value on the date of the Mandatory Redemption; (iii) a U.S. Holder's holding period for the shares of our common stock would include the U.S. Holder's holding period for the Interim Notes exchanged therefor; and (iv) the holding period for the New Notes would begin the day after the Mandatory Redemption.

        If the Interim Notes do not constitute securities, the Mandatory Redemption would fail to qualify as a recapitalization, whether or not the New Notes were securities. In such case, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash, and the fair market values of shares of our Common Stock and of the New Notes received by the U.S. Holder in the Mandatory Redemption and (ii) the U.S. Holder's adjusted tax basis in the Interim Notes being redeemed.

Market Discount, Original Issue Discount on the New Notes, Election to Treat All Interest as Original Issue Discount and AHYDOs

        A U.S. Holder may have "market discount" with respect to an Interim Note. In certain circumstances, such market discount may carry over to a New Note. These circumstances and the consequences of market discount are discussed above under "Federal Income Tax Consequences to Tendering U.S. Holders—Market Discount."

        The New Notes will be issued with OID because a substantial portion of the interest payable on the New Notes does not constitute "qualified stated interest" and because the principal amount of the New Notes may exceed their issue price. The issuance of any additional notes in lieu of cash interest payments will not be treated as a payment of interest. Instead the New Notes and additional notes will be treated as a single debt instrument under the OID rules. U.S. Holders may elect to include in gross income all amounts in the nature of interest that accrue on the New Notes, including any stated interest, acquisition discount, OID, market discount, de minimis market discount and unstated interest. The rules applicable to OID and such an election are described above under "Federal Income Tax Consequences to Tendering U.S. Holders—Original Issue Discount on the Interim Notes and Acquisition Premium" and "Federal Income Tax Consequences to Tendering U.S. Holders—Election to Treat All Interest as Original Issue Discount."

        The New Notes may constitute AHYDOs as discussed in "Federal Income Tax Consequences to Tendering U.S. Holders—Applicable High Yield Discount Obligations."

Sale, Exchange, Repurchase or Mandatory Redemption of the New Notes

        In general, a U.S. Holder will recognize gain or loss upon the sale, exchange, repurchase, redemption or other taxable disposition of the New Notes measured by the difference (if any) between (i) the proceeds of the taxable disposition and (ii) the holder's adjusted tax basis in the New Notes. A U.S. Holder's tax basis in the New Notes generally will equal the holder's initial tax basis in the New Notes increased by any OID or market discount previously included in income with respect to the Interim Notes and reduced by any cash payments made on the Interim Notes. The character of any recognized gain or loss is the same as with respect to a taxable disposition of an Interim Note as discussed above under "Federal Income Tax Consequences to Tendering U.S. Holders—Sale, Exchange, Repurchase or Mandatory Redemption of the Interim Notes."

Common Stock

  Distributions on Common Stock

        Distributions to U.S. Holders of shares of our common stock (including distributions of redemption or sale proceeds that are treated under Section 302 or Section 304 of the Code as a dividend distribution rather than as payment for the shares of common stock) will be treated as dividend income to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the shares of common stock and then as gain from the sale or exchange of the shares of common stock, as described below. If the U.S. Holder is a corporation, a dividends received deduction may be available with respect to dividends on shares of our common stock, subject to applicable limitations under the Code.

        Dividends to non-corporate U.S. Holders during taxable years beginning on or before December 31, 2010 will be taxed at a maximum rate of 15%, provided the U.S. Holder held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met. Dividends to non-corporate U.S. Holders in taxable years beginning after December 31, 2010 will be subject to tax at ordinary income rates. We do not currently intend to pay dividends on our common stock.

  Sale, Exchange or Retirement of Common Stock

        For U.S. federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on a sale or exchange of shares of our common stock received pursuant to the Mandatory Redemption, in an amount equal to the difference between the amount realized for the shares of common stock and the U.S. Holder's tax basis in the shares. Such gain or loss generally will be capital gain or loss, except that gain will be ordinary income to the extent of any accrued market discount that had accrued on the Interim Notes at the time of the Mandatory Redemption, but was not recognized in the Mandatory Redemption or otherwise included in income prior to the Mandatory Redemption as discussed above under "Federal Income Tax Consequences to Tendering U.S. Holders—Market Discount." Capital gains and losses will be long-term if the U.S. Holder's holding period was more than one-year. Long-term capital gains of non-corporate U.S. Holders are taxed at reduced capital gain rates. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

        Amounts received in exchange for the Existing Notes and the Interim Notes will be reported to the IRS as and when required under applicable Treasury Regulations. Further, information reporting requirements will apply to dividends received on shares of our common stock and proceeds from sales or other dispositions of shares of our common stock. Backup withholding, currently at a rate of 28%, will apply to reportable payments to a U.S. Holder that fails to certify its taxpayer identification number or otherwise fails to comply with applicable certification requirements. Certain holders (including, among others, corporations and certain tax-exempt organizations) are not subject to information reporting and backup withholding. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Consequences to U.S. Holders of Not Participating in the Existing Notes Exchange Offer

        If the Proposed Amendments are approved, a U.S. Holder of Existing Notes that does not participate in the exchange offer may nevertheless have a taxable event. The modification of a debt instrument is a deemed exchange (upon which gain or loss may be recognized) if the modified debt instrument differs materially in kind or extent from the original debt instrument. Under applicable Treasury Regulations, the modification of a debt instrument is a "significant" modification, which results in a deemed exchange if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is "economically significant."

        These Treasury Regulations provide that modification of a debt instrument that changes its priority relative to other debt instruments, or that releases collateral, is a significant modification if it results in a change in payment expectations. If adoption of the Proposed Amendments results in a deemed exchange of the Existing Notes and both the Existing Notes and the amended Existing Notes are "securities," as discussed above under "—Federal Income Tax Consequences to Tendering U.S. Holders—Consequences of the Exchange of Existing Notes for Interim Notes," the deemed exchange resulting from modification of the Existing Notes would be a tax-free recapitalization for U.S. federal income tax purposes and no gain or loss would be recognized by U.S. Holders. In such case, the tax basis in the amended Existing Notes would equal the tax basis of the Existing Notes, and the holding period for the amended Existing Notes would include the holding period for the Existing Notes.

        If adoption of the Proposed Amendments is found to cause a deemed exchange, but the Existing Notes are not "securities" for tax purposes and the deemed exchange therefore does not qualify as a tax-free recapitalization, a U.S. Holder of Existing Notes that does not participate in the Exchange would recognize gain or loss equal to the difference between the issue price of the amended Existing Notes (determined in the same manner as the issue price of the Interim Notes as discussed above under "—Federal Income Tax Consequences to Tendering U.S. Holders—Issue Price of Existing Notes and Interim Notes") and the U.S. Holder's adjusted tax basis in the Existing Notes. Such gain or loss generally would be long-term capital gain if the U.S. Holder had held the Existing Notes for more than one year. However, any gain attributable to accrued but unrecognized market discount would be taxed as ordinary income as discussed above. A U.S. Holder's initial tax basis in the amended Existing Notes would be their issue price on the date of the deemed exchange, and their holding period would begin the day after the deemed exchange.

        If, as a result of a deemed exchange, the amended Existing Notes were treated as issued with OID because the stated redemption price at maturity of the amended Existing Notes exceeded their issue price by more than the de minimis amount (i.e., 0.25% of the amended Existing Notes' stated redemption price at maturity times the number of complete years to maturity of the amended Existing Notes) or because any portion of the interest payable on the Existing Notes is not qualified stated interest, U.S. Holders would be required to include the OID in income and pay tax on it as it accrued, but would not receive cash with which to pay any resulting tax liability. See "Federal Income Tax Consequences to Tendering U.S. Holders—Original Issue Discount on the Interim Notes and Acquisition Premium."

        If adoption of the Proposed Amendments is not found to cause a deemed exchange, a U.S. Holder of Existing Notes that does not participate in the exchange offer should not realize any gain or loss with respect to the adoption of the Proposed Amendments, and such U.S. Holder should have the same tax basis and holding period in the Existing Notes as it had immediately before the Proposed Amendments.

Federal Income Tax Consequences to Non-U.S. Holders

        This section applies to Non-U.S. Holders, as defined above in "U.S. Holders." Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of the exchange offer.

Consequences of the Exchange Offer

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange offer (as determined above under "Federal Income Tax Consequences to Tendering U.S. Holders—Consequences of the Exchange of Existing Notes for Interim Notes" and "Federal Income Tax Consequences to Tendering U.S. Holders—Consequences of the Mandatory Redemption"), unless the gain is effectively connected with a U.S. trade or business or we are or have been a "U.S. real property holding corporation" at any time within the five-year period preceding the Exchange or the Non-U.S. Holder's holding period, whichever period is shorter, and certain other conditions are met. Management believes that the Company is not, and within the past five years has not been, a U.S. real property holding corporation.

        If gain on the Exchange or the Mandatory Redemption is effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty with the United States so requires, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), the Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis at applicable U.S. individual or corporate tax rates. In addition, corporate Non-U.S. Holders may be subject to an additional 30% branch profits tax (or the lower rate provided by an applicable income tax treaty) on the "dividend equivalent amount" of effectively connected earnings and profits. If a Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty.

Taxation of Interim Notes, Shares of Common Stock and New Notes Received in the Exchange Offer

        The following discussion is a summary of the principal U.S. federal income tax consequences resulting from the ownership and disposition of the Interim Notes, shares of our common stock, and New Notes by Non-U.S. Holders.

  Payment of Interest

        Generally, payments of interest (including for this purpose OID) to a Non-U.S. Holder are subject to U.S. federal withholding tax at a 30% rate (or such lower rate as is specified by an applicable income tax treaty) unless the interest is effectively connected with a U.S. trade or business (and, if an income tax treaty with the United States so requires, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), in which case it is subject to U.S. net income tax or unless the "portfolio interest" exemption applies. Payments of interest that qualify for the "portfolio interest" exemption will not be subject to U.S. federal withholding tax. Interest paid on the Interim Notes and the New Notes will qualify for the portfolio interest exemption if:

          1.     the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder;

          2.     the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

          3.     the Non-U.S. Holder, under penalty of perjury, certifies to us, or our agent that it is not a U.S. person and provides its name, address and taxpayer identification number, if applicable, on IRS Form W-8BEN, or otherwise satisfies the applicable identification requirements;

          4.     the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of an Interim Note would be deemed to own constructively the shares of our common stock into which the Interim Note can be converted); and

          5.     the Non-U.S. Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business.

        A Non-U.S. Holder that is not exempt from tax under the portfolio interest rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the Non-U.S. Holder delivers to us or our agent a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable U.S. income tax treaty or (2) IRS Form W-8ECI stating that interest paid on the Interim Notes or the New Notes is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business. If the interest is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income basis at the rates that apply to U.S. persons generally, and if the holder is a foreign corporation, it may also be subject to U.S. branch profits tax on the "dividend equivalent amount" of its effectively connected earnings and profits at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders should consult their tax advisors regarding the applicability of an income tax treaty.

  Conversion of Interim Notes

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of an Interim Note into shares of our common stock. To the extent a Non-U.S. Holder receives cash upon conversion of an Interim Note, gain may be recognized as described below with respect to the sale or exchange of an Interim Note or shares of our common stock.

  Dividends on Shares of Common Stock

        Subject to the discussion of backup withholding below, dividends on our common stock paid to Non-U.S. Holders generally will be subject to a U.S. federal withholding tax at a 30% rate (or such other rate as is provided by an applicable income tax treaty). Generally, the entire amount of a distribution on our common stock will be subject to withholding even if some or all of the distribution does not constitute a dividend. The Company may elect to withhold only on the portion of the distribution that is a dividend. A Non-U.S. Holder may obtain a refund or credit for amounts withheld on the non-dividend portion of a distribution on our common stock, provided applicable IRS procedures are followed.

        Except to the extent otherwise provided under an applicable income tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder (and, if required by an income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder). If the Non-U.S. Holder is a foreign corporation, it may also be subject to a U.S. branch profits tax on the "dividend equivalent amount" of its effectively connected earnings and profits at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

        In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to a Non-U.S. Holder are effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder, such holder must provide us or our agent with a properly executed IRS Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income prior to payment the dividends that otherwise would be subject to withholding.

  Constructive Dividends Upon Adjustment of Conversion Price

        The conversion price of the Interim Notes may be adjusted under certain circumstances. This adjustment may give rise to a constructive distribution to Non-U.S. Holders of the Interim Notes. See "Federal Income Tax Consequences to Tendering U.S. Holders—Adjustments to Conversion Rate/Constructive Dividends" above. In that case, the constructive distribution would be subject to the rules above regarding withholding of U.S. federal income tax on dividends in respect of shares of our common stock. See "Federal Income Tax Consequences to Non-U.S. Holders—Taxation of Interim Notes, Shares of Common Stock and New Notes Received in the Exchange Offer—Dividends on Shares of Common Stock" above. Because a constructive deemed distribution received by a Non-U.S. Holder would not give rise to cash from which any applicable withholding tax could be satisfied, we may set off any such withholding tax against any cash payment of interest. Any such setoff would not, however, reduce the amount of interest subject to U.S. withholding tax, if any.

  Gain on Disposition of Interim Notes, Shares of Common Stock and New Notes

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on sale, exchange, redemption or retirement of the Interim Notes, shares of our common stock or New Notes, unless:

          1.     in the case of an individual Non-U.S. Holder, the Holder is present in the U.S. for 183 days or more in the taxable year of the sale, exchange, redemption or retirement and certain other requirements are met;

          2.     the gain is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder; or

          3.     the Non-U.S. Holder holds (or has held, during the shorter of the five-year period prior to the sale and the Non-U.S. Holder's ownership period) the Interim Notes, shares of our common stock or the New Notes, and we are (or have been during such period) a "U.S. real property holding corporation" for U.S. federal income tax purposes. We believe that we are not, and within the past five years have not been, a U.S. real property holding corporation.

        Gain on a disposition of Interim Notes or New Notes would not include amounts received in respect of accrued interest not previously included in income. Such amounts are subject to the rules regarding interest described above in "—Payment of Interest."

        Non-U.S. Holders should consult their tax advisors as the applicability of an income tax treaty and whether such treaty provides rules different than those discussed above.

Backup Withholding and Information Reporting

        Backup withholding generally will not apply to interest payments made to a Non-U.S. Holder in respect of the Existing Notes, Interim Notes or New Notes, or to distributions or deemed distributions to a Non-U.S. Holder with respect to shares of our common stock, if such Non-U.S. Holder furnishes the Company or the Company's paying agent with appropriate documentation of such holder's non-U.S. status (generally on IRS Form IRS W-8BEN). Certain information reporting, however, will apply with respect to interest and dividend payments, even if such certification is provided.

        The payment of proceeds to a Non-U.S. Holder from an exchange of an Existing Note or Interim Note, a disposition of an Interim Note or a New Note, or a disposition of a share of our common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite IRS procedures are followed.

Federal Income Tax Consequences to the Company

Cancellation of Debt Income

        We will have cancellation of debt ("COD") income if the Exchange is a significant modification, as discussed above, and at the time the exchange is consummated, the issue price of the Interim Notes is less than the adjusted issue price of the Existing Notes. Furthermore, we will have COD income if we consummate the Mandatory Redemption and the sum of the amount of cash and the issue price of the New Notes and the value of the shares of our common stock issued in exchange for the Interim Notes is less than the adjusted issue price of the Interim Notes. It is possible that, as a result of the Exchange and the Mandatory Redemption, we will have substantial COD income. If the Exchange is a significant modification and the issue price of the Interim Notes exceeds the adjusted issue price of the Existing Notes or the Mandatory Redemption occurs and the sum of the amount of cash, the issue price of the New Notes and the value of our common stock issued in exchange for the Interim Notes is greater than the adjusted issue price of the Interim Notes, complex rules apply to the determination of the amount of premium, if any, that we may deduct.

        Pursuant to recently enacted legislation, we can elect to defer any COD resulting from the Exchange and the Mandatory Redemption. If this election is made, tax on the COD income will be deferred for federal income tax purposes and we will be required to defer OID deductions on the Interim Notes and the New Notes for five taxable years (in the case of COD income arising in 2009) or four taxable years (in the case of COD income arising in 2010), and then recognize 20% of the COD income in each of the next five taxable years beginning with 2014. If this election is made, the COD income exclusions for a bankruptcy and insolvency would not apply.

Limitations on Use of Losses

        We have substantial tax loss carryforwards and other favorable tax attributes for U.S. federal income tax purposes. As a result of prior changes of ownership of our stock, our ability to use most of our tax loss carryforwards and other favorable tax attributes is limited under section 382 of the Code. In general, a Section 382 ownership change occurs if the percentage of the value of our stock owned by one or more 5% shareholders (as specially defined for Section 382 purposes to include certain groupings of less-than-5% shareholders) has increased (referred to as an "owner shift") by more than 50 percentage points during the applicable testing period, which is generally the shorter of a rolling three-year period or the period that has elapsed since the last ownership change. It is likely that another Section 382 ownership change will occur as a result of our issuance of shares in the Mandatory Redemption. Furthermore, substantial owner shifts have occurred during the current testing period. Accordingly, there is a significant risk that another ownership change will occur prior to the Mandatory Redemption and that our ability to use all of our tax loss carryforwards and other tax attributes, including to offset any COD income that results from the Exchange and the Mandatory Redemption, will be restricted as a result of the ownership change.

        An ownership change will result in an annual limitation on the amount of our pre-ownership change NOLs that may be utilized to offset our future taxable income. This annual limitation is generally equal to the value of our stock immediately before the ownership change (with certain adjustments) multiplied by the Section 382 Rate for the month in which the ownership change occurs

(for example, the Section 382 Rate is currently 4.33% for ownership changes occurring in November 2009). Any portion of the annual limitation that is not used in a particular year may be carried forward and used in subsequent years.

        Management believes that we will have a net unrealized built-in gain if an ownership change occurs between the date of the Exchange and the date of the Mandatory Redemption. If we have a net unrealized built-in gain at the time of the ownership change, the annual limitation will be increased by certain built-in income and gains recognized (or treated as recognized) during the five years following the ownership change (up to the total amount of built-in income and gain that exists at the time of the ownership change). We will have a net unrealized built-in gain if, at the time of the ownership change, the built-in gain in our assets (i.e., asset value in excess of tax basis) and net built-in income (i.e., income which is economically accrued but not yet taken into account for tax purposes) exceeds the built-in loss in our assets and our built-in deductions by more than $10 million. In that case, built-in gain and built-in income recognized during the five years following the ownership change would increase the annual limitation and therefore the amount of our tax losses that could be used following the ownership change, up to the total amount of net unrealized built-in gain. Under one of the two available methods for determining built-in income, our built-in income would include the amount by which our tax depreciation and amortization expense during the five-year period is less than it would be if our assets had a tax basis on the date of the ownership change equal to their fair market value at such time. Under this method, built-in income also would include COD income, but only to the extent the COD income was economically accrued at the time of the ownership change. Furthermore, to increase the limitation on the amount of our pre-ownership change tax losses that could be used following an ownership change, the built-in COD income would have to be recognized during the five year period. Accordingly, COD income that is deferred under the above-described deferral election would not increase the amount of restricted tax loss carryforwards and other tax attributes that could be used to offset a tax liability resulting from deferred COD income. If we do not have a net unrealized built-in gain at the time of an ownership change, but instead have a net unrealized built-in loss, computed using the same formula described above for measuring a net unrealized built-in gain, the annual limitation would not be increased by built-in income and gain recognized during the five year period. Instead, built-in losses and deductions recognized during the five year period would be subject to the annual limitation as if they were net operating losses that existed at the time of the ownership change.

Alternative Minimum Tax

        In general, AMT is imposed to the extent 20% of alternative minimum taxable income ("AMTI") exceeds regular federal income tax. Certain tax deductions and other beneficial allowances are modified or eliminated in computing AMTI. One such modification is a limitation imposed on the use of NOLs for AMT purposes. Specifically, no more than 90% of AMTI can be offset with NOLs (as recomputed for AMT purposes). Therefore, AMT will be owed in years in which we have positive AMTI for the year, even if all of our regular taxable income is offset with NOLs. In such case, our AMTI (before reduction by AMT NOLs) will be taxed at a 2% effective federal tax rate (i.e., 10% of AMTI that cannot be offset with NOLs multiplied by 20% AMT rate).

 INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

        To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially own any Existing Notes or will be tendering any Existing Notes pursuant to the exchange offer.

        If the exchange offer is consummated and the Mandatory Redemption of the Interim Notes occurs, a majority of the individuals serving on our board of directors will resign and be replaced by the individual named below and two additional individuals with wireless industry experience to be determined. All of our directors, other than John P. Kelly, Philip M. Kelley, Steven D. Scheiwe and our chief executive officer, Kurt Van Wagenen, have submitted resignations that will only be effective upon the occurrence of the Mandatory Redemption. It is anticipated that the four remaining directors will remain on the board of directors following the Mandatory Redemption. Following the Mandatory Redemption, the remaining directors will appoint the following individual and the two additional individuals to be determined to fill the vacancies on the board of directors and also elect John P. Kelly as the Chairman of the Board of Directors.

  John Kevin Braniff

          Mr. Braniff has been Managing Partner of Black Raven Partners LLC since 2006. Prior to that, he was a Managing Director and a member of the Board of Directors of UBS Investment Bank from 2000-2005. Mr. Braniff has also previously held positions Paine Webber, Salomon Brothers, Hambrecht & Quist and Drexel Burnham Lambert.

        Subsidiaries of Crown Castle Investment Corp. ("Crown Castle Investment"), which owns approximately 17.4% of our common stock, lease communications facilities to us and provide services pertaining to our network operations center. During the year ended December 31, 2008, we paid these subsidiaries of Crown Castle Investment approximately $3.0 million under these leases and service arrangements. We have recently extended our master lease agreement with these entities for another five years, some portions of which will only be effective upon the Mandatory Redemption. The parties have also agreed to cooperate on the marketing of our backhaul services at Crown Castle tower sites. John P. Kelly, a member of our board of directors, is Executive Vice Chairman of Crown Castle International Corp. ("Crown Castle"), the sole stockholder of Crown Castle Investment. Philip M. Kelley, also a member of our board of directors, is currently the Senior Vice President—Corporate Development and Strategy of Crown Castle.

TRANSACTIONS IN EXISTING NOTES

        Except as set forth below, neither we nor any of our subsidiaries nor, to our knowledge, any of our directors, executive officers or controlling persons, nor any affiliates of the foregoing, have engaged in any transaction in the Existing Notes during the 60 days prior to the date hereof.

        In separate open market transactions during the first quarter of 2009, we purchased for cash Existing Notes with an aggregate principal amount of $71,345,793 at prices ranging from $247.50 to $347.50 per $1,000 principal amount of Existing Notes, plus accrued and unpaid interest to the date of repurchase, for an aggregate price of $21,418,859.

        In separate open market transactions during the second quarter of 2009, we purchased for cash Existing Notes with an aggregate principal amount of $70,887,650 at prices ranging from $423.75 to $437.50 per $1,000 principal amount of Existing Notes, plus accrued and unpaid interest to the date of repurchase, for an aggregate price of $30,761,157.

 VALIDITY OF SECURITIES

        Certain legal matters with respect to the Interim Notes offered in the exchange offer will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of FiberTower Corporation at December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference in this Offering Memorandum have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein.

FIBERTOWER CORPORATION

The Exchange Agent for the Exchange Offer and Consent Solicitation is:

D. F. King & Co., Inc.

By Hand Delivery, Overnight Courier or Mail:	By Facsimile Transmission (for Eligible Institutions only):
48 Wall Street, 22nd Floor New York, New York 10005 Attention: Mark Fahey	(212) 809-8838 Attention: Mark Fahey Confirm by telephone: (212) 232-2228

        Any questions regarding procedures for exchanging Existing Notes or requests for additional copies of this Offering Memorandum should be directed to the Information Agent.

The Information Agent for the Exchange Offer and Consent Solicitation is:

D. F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Banks and Brokers, Call Collect:
(212) 269-5550
All Others Call Toll-Free:
(800)714-3313
fibertower@dfking.com

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  Exhibit (a)(1)
OFFERING MEMORANDUM AND CONSENT SOLICITATION STATEMENT
TABLE OF CONTENTS
SUMMARY
FiberTower Corporation
Background of the Exchange Offer
Purpose of the Exchange Offer
Sources of Payment of the Cash Portion of the Mandatory Redemption Price
Resignation of Directors and Appointment of New Directors
SUMMARY OF THE EXCHANGE OFFER
SUMMARY OF THE CONSENT SOLICITATION
SUMMARY DESCRIPTION OF THE INTERIM NOTES
SUMMARY DESCRIPTION OF THE NEW NOTES
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
FIBERTOWER CORPORATION Unaudited Pro Forma Condensed Consolidated Balance Sheets as of June 30, 2009 (In thousands)
FIBERTOWER CORPORATION Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2008 (In thousands, except per share data)
FIBERTOWER CORPORATION Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2009 (In thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
GENERAL TERMS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
THE PROPOSED AMENDMENTS
COMPARISON OF TERMS OF NOTES
DESCRIPTION OF THE INTERIM NOTES
DESCRIPTION OF THE NEW NOTES
DESCRIPTION OF CAPITAL STOCK
SUPPORT AGREEMENTS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS
TRANSACTIONS IN EXISTING NOTES
VALIDITY OF SECURITIES
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM